As filed with the Securities and Exchange Commission on April 20, 2011
Registration No. 333-169720

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARBORGEN INC.
(Exact Name of Registrant As Specified in Its Charter)

Delaware	0800	58-2521259
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 Westvaco Road
Summerville, South Carolina 29483
(843) 851-4129
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Barbara H. Wells, Ph.D.
President and Chief Executive Officer
ArborGen Inc.
180 Westvaco Road
Summerville, South Carolina 29483
(843) 851-4129
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark T. Bettencourt, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Telephone: (617) 570-1000	Leslie N. Silverman, Esq. Sandra L. Flow, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,
PRELIMINARY PROSPECTUS DATED APRIL 20, 2011

PROSPECTUS

           Shares

ArborGen Inc.

Common Stock
$      per share

This is ArborGen Inc.’s initial public offering. We are selling           shares of our common stock.

We currently expect the public offering price to be between $      and $      per share. Currently, no public market exists for our shares. We have applied to list our common stock on the Nasdaq Global Market under the symbol “ARBR.”

Investing in our common stock involves risks that are described under “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares to purchasers on or about          .

Goldman, Sachs & Co.	Citi

Piper Jaffray	RBC Capital Markets

The date of this prospectus is          , 2011

ArborGen®

ArborGen Georgia Nursery - Commercial bare root production of Loblolly Pine seedlings

Cryogenic preservation of commercial Varietal Pine germplasm

Specialized nursery equipment used for commercial production of Loblolly Pine seedlings

Radiata Pine Varietal seedlings

Eucalyptus seedlings grown in tissue culture

ArborGen Bellville Nursery - Commercial production of containerized Varietal Loblolly and MCP seedlings

Commercial Varietal Loblolly Pine seedlings in containers

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to give you any other information, and neither we nor the underwriters take responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including ArborGen®, Mass Control Pollinated®, MCP®, More Wood Less Land®, ArborGenabled®, FlexStand®, SuperTree Seedlings® and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

For investors outside of the United States: Neither we nor any of the underwriters has done anything that would permit this offering outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “ArborGen,” “we,” the “Company” and similar designations refer to ArborGen Inc. and its subsidiaries.

Our Company

We believe we are the world’s leading developer of biotechnology tree seedling products, one of the largest providers of conventional and technology-enhanced seedlings to the forestry industry and the only integrated global commercial seedling company. We are focused on improving and selling the most widely grown commercial forestry species in some of the largest markets in the world. Our products are designed for use by our customers in the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets and the emerging biofuels market. We have a base of over 5,000 customers, including some of the largest land owners and managers in the United States, New Zealand and Australia, and in the year ended March 31, 2010, we sold 240 million seedlings in these markets. We also have a growing presence in Brazil through collaborations with the country’s leading pulp producers. Based on our research and estimates, we believe that our high-value, technology-enhanced seedling products, including our pipeline of advanced and biotechnology products, improve the productivity of a given acre of land by enabling our customers to grow trees that yield more wood per acre with greater consistency and quality in a shorter period of time. The combination of our fully integrated business model, proprietary technology and established customer base creates a scalable platform that we are using to develop and commercialize the next generation of seedling products. We do not currently sell any biotechnology products and, prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. We believe, but cannot guarantee, our biotechnology products will revolutionize productivity standards in the forestry industry and have an impact on that industry similar to the impact that biotechnology crops have had on the agricultural industry.

We are currently the only commercial seedling company with products spanning the entire technology spectrum, from conventional and advanced seedlings, which we currently offer, to biotechnology seedlings, which are currently in development. As a result, no single entity competes with us in commercial sales across the full range of our business. In the year ended March 31, 2010, sales of our open-pollinated, or conventional, seedling products represented approximately 72% of our revenue. We also sell advanced seedling products, which consist of our mass-control pollinated, or MCP, and varietal products. These advanced products are designed to improve the growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency of trees. In the year ended March 31, 2010, sales of our advanced products represented approximately 28% of our revenue. Our product pipeline includes six advanced and 15 biotechnology products in various stages of development. While we do not currently sell any biotechnology seedling products, our freeze-tolerant tropical eucalyptus product is the first and only biotechnology forestry product under review for deregulation by the United States Department of Agriculture, or USDA. In addition, we have the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil.

We have developed our products by utilizing our leading technology platform, which is built on over 100 years, in the aggregate, of tree improvement research. Our technology platform combines one of the largest and most diverse repositories of tree genetic resources, or germplasm, and substantially all of the commercial seed orchard and nursery businesses and the related research and development activities of three industry leaders: International Paper Company, MeadWestvaco Corporation and Rubicon Limited. As a result of our technology leadership, our portfolio of owned and exclusively licensed patents and the inherent tree growth time associated with tree improvement research, we believe we are decades ahead of any new market entrants seeking to develop and commercialize a product portfolio and technology platform comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future.

We believe we are the largest provider of tree seedlings to the commercial forestry industry in the world. Based on our annual seedling sales and management estimates, we believe we have an approximately 27% share of the total seedling market in the Southeastern United States, an approximately 36% share of the total seedling market in New Zealand and a more than 10% share of the Australian pine seedling market. In addition, our customers include 13 of the 20 largest land owners and managers in the United States as reported in 2008 by RISI, the leading information provider for the global forest products industry, and our customers include six of the ten largest land owners and managers in New Zealand as reported in 2009 by the New Zealand Forest Owners Association and the New Zealand Ministry of Agriculture and Forestry. The geographies in which we currently operate represent some of the largest commercial forestry markets in the world, and we believe our existing market presence and our pipeline of advanced and biotechnology seedling products position us well to expand into other large and fast-growing forestry markets, including China and markets throughout South America.

Our technology platform and our tree improvement expertise gained over multiple generations of tree breeding have allowed us to develop products that increase the productivity of land and address the evolving needs of the global commercial forestry industry, including the increased demand for wood as a source of energy. Our broad portfolio of seedling products, which we sell under the ArborGen® and SuperTree Seedlings® brand names, includes the most widely grown tree species in the commercial forestry industry, such as loblolly pine, radiata pine and eucalyptus. We continue to enhance traits of these species, including growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency, through a variety of conventional and advanced production processes, including open pollination, mass-control pollination and varietal manufacturing, and through the application of biotechnology. As a result, we are able to offer a broad portfolio of seedling products with a range of traits, which allows us to address different potential end-users at different price points and returns on investment. For example, in the United States, our products currently range in price from approximately $45 per 1,000 seedlings for our first-generation conventional open-pollinated loblolly pine seedlings to approximately $400 per 1,000 seedlings for a varietal product of the same species that exhibits enhanced traits selected for suitability in a specific end market and that we believe provides our customers with higher returns on investment.

To accelerate adoption of our higher-value products, we intend to leverage our longstanding customer relationships and the improved returns that we believe will be provided by these products. In some of our geographic markets, the transition to higher-value seedling products is already well-established. In the year ended March 31, 2010, we generated approximately 70% of our revenue in New Zealand and Australia from sales of our advanced products. The shift to advanced seedling products and higher average selling price that has already occurred in New Zealand is now beginning to occur with our customer sales in the significantly larger U.S. market. For example, as our customers in the United States have transitioned to our higher-value products, which consist of our “elite” open-pollinated conventional seedlings, our MCP seedlings and our varietal seedlings, sales of these products have grown from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010, with increasing sales of MCP and varietal seedlings each year. We use the term “elite” to refer to the latest and most improved generation of a particular open-pollinated product.

Our advanced and biotechnology products are designed to provide significant additional value, which will be shared by us and our customers. Agricultural biotechnology companies have successfully employed this value-sharing model to establish premium pricing for their higher-value products. However, unlike agricultural biotechnology companies, which typically sell through distributors, we expect to continue to sell our products directly to our customers. As a result, we expect to capture a significant portion of the value created by our advanced and biotechnology products. Over the three-year period ended March 31, 2010, the shift in sales to our higher-value products drove a 15.5% increase in our U.S. average selling price and we expect this trend to continue.

We expect to be the first company in our markets to introduce biotechnology products for sale to the commercial forestry industry. Prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. We submitted our initial petition for the deregulation of our freeze-tolerant tropical eucalyptus product to the USDA in December 2008 and resubmitted that petition in January 2011 to include additional data. We expect to submit petitions for the deregulation of our short rotation loblolly pine and short rotation populus products to the USDA for review in the next two to four years. We expect to make regulatory submissions to Comissão Técnica Nacional de Biossegurança, or CTNBio, the governmental agency in Brazil that regulates biotechnology products, for our short rotation tropical eucalyptus product in the next three to four years and for our improved pulping tropical eucalyptus product in the next four to five years.

For the year ended March 31, 2010, we generated $21.6 million of revenue, of which 76% was generated from customers located in the United States, 19% from customers located in New Zealand and 5% from customers located in Australia. Of the 240 million seedlings we sold in the year ended March 31, 2010, 91% were sold in the United States. We generated a gross profit of $5.2 million for the year ended March 31, 2010. After incurring research and development expenses of $11.2 million, or 51.9% of revenue, in the year to enhance and expand our pipeline of future advanced and biotechnology products, we recorded a net loss of $(14.7) million. For the year ended March 31, 2009, we generated $23.7 million of revenue and recorded a net loss of $(15.3) million, and for the year ended March 31, 2008, we generated $18.2 million of revenue and recorded a net loss of $(18.1) million. For the nine months ended December 31, 2010, we generated $11.1 million of revenue and recorded a net loss of $(14.2) million. We expect to continue to incur net losses over the next several years, including the year ending March 31, 2011, primarily as a result of our continuing investment in the research and development of advanced and biotechnology seedling products. As of March 31, 2011, we had 181 employees and operated 13 nurseries, 15 seed orchards, 20 distribution centers and three research and development facilities located throughout the Southeastern United States, New Zealand and Australia, as well as an office in Brazil.

Our Market Opportunity

Historically, the global commercial forestry industry has relied heavily on the harvesting of native forests. However, the use of wood from native forests is now under increasing pressure from competing uses of land, such as conversion to agricultural uses and the continued expansion of commercial and residential development, and from the limited accessibility to remaining unharvested forests, including as a result of conservation efforts. According to the Food and Agriculture Organization of the United Nations, or the FAO, from 1990 to 2005, the total area of deforestation was approximately 395 million acres, which is more than twice the size of Texas. In addition, over the past ten years, 150 million acres of the remaining global forests have been set aside as protected forests. Further, the FAO expects increases in the global consumption of wood to be driven by economic growth in China and other emerging markets, population growth, environmental policies and regulations, and increased global demand for energy from renewable sources. In its 2011 State of the World’s Forest report, the FAO also noted that current wood production levels in certain regions that are becoming major consumers of wood products, such as Asia, will not be sufficient to meet this increased demand.

Due to these increasing supply and demand pressures on global wood availability, the FAO expects that purpose-grown trees will meet a larger proportion of the demand for wood in the future, thereby alleviating some of the pressure on native forests. Purpose-grown trees, which are planted, maintained and harvested on plantations for commercial purposes, deliver improved per-acre productivity as compared to harvesting native forests. In 1992, the United Nations Conference on Environment and Development issued an Authoritative Statement stating that purpose-grown trees are a sustainable and environmentally sound source of renewable energy and industrial raw material. Based on the FAO’s 2010 Global Forest Resource Assessment, purpose-grown trees currently account for approximately 7% of the global forest area. Purpose-grown trees, however, represent a larger proportion of the wood supply for industrial use. According to a 2005 FAO report, due to the increased productivity of planted forests, these trees contributed approximately 35% of industrial roundwood supply in 2000 and the FAO anticipated that this percentage would rise to 40-44% by 2020.

According to the FAO, purpose-grown trees are more productive than native forests as a result of the cumulative impact of improved planting material, nursery practices, the planting of species that are best-suited to a particular end-market or geography, and intensive site management. We believe additional productivity gains result from reduced harvesting costs and the placement of a plantation within close proximity to a paper mill, biopower facility or export hub. In addition, unlike native forests, plantations can be planted withuniform high-value seedlings that exhibit more predictable traits, which enable land owners or managers to make more informed planting and harvesting decisions.

Additionally, the shift in ownership of commercial timberland from integrated corporate owners to investment companies is driving the demand for purpose-grown trees. Land owners and managers who actively manage timberland to achieve improvements in the financial returns of their investors have helped to drive the transition from harvesting native forests to planting and harvesting purpose-grown trees on plantations. In addition, based on our experience, these land owners and managers have purchased higher-value seedling products to improve their returns. We believe this shift will continue to be an important catalyst for broad industry adoption of our advanced and biotechnology seedling products.

As a result of these supply and demand dynamics, the proven productivity benefits of purpose-grown trees and the shifts in land ownership, we believe there is an opportunity for our high-value advanced and biotechnology seedling products to improve the per-acre productivity of land used for commercial forestry. We have designed our advanced and biotechnology products to suit particular geographies and end-markets by modifying certain targeted genetic traits, such as freeze tolerance for certain areas of the Southeastern United States and other geographies with similar climates, including parts of China, and improved lignin content to reduce costs for pulp and biofuels processors in Brazil. As a result, we believe these products will provide a significant increase in value to our customers compared to the conventional products that we currently offer.

Our five primary end-markets are the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets, and the emerging biofuels market. Biopower refers to the conversion of wood and other biomass into energy through combustion or gasification, and biofuels are liquid fuels for transportation derived from wood and other organic materials. The demand for high-value, purpose-grown trees is driven by industry-specific dynamics, growth of developing economies and the increasing competition for available land. In addition, we expect growth in the biopower and biofuels markets to be driven by government standards and policies for energy from renewable sources, such as purpose-grown trees.

We are applying a business model similar to the model that has been successfully used by the agricultural biotechnology industry; however, there are differences between these two industries. For example, the rotation length of agricultural crops is shorter than the rotation length of trees and there are additional regulations that govern biotechnology products intended for human and animal consumption that do not apply to our products. In particular, we are applying biotechnology techniques to develop new, higher value genetic products. As occurred in the agriculture industry in the 1990s, we intend to share in the value that these products create through the prices we will charge for them. We believe our profitability will increase over time as we transition our customers from conventional seedling products to our biotechnology products without having to significantly increase our fixed costs. In the agricultural industry, companies such as Monsanto Company, the first mover in that industry, introduced biotechnology crops that redefined productivity, which dramatically improved the economics of farmed crops as compared to their conventional seed competitors. According to the 2010 ISAAA Brief No. 42, issued by the International Service for the Acquisition of Agri-Biotech Applications, the number of acres planted with biotechnology-enhanced crops grew from approximately 4.3 million acres in 1996 to approximately 370 million acres in 2010, representing a compound annual growth rate of 38%. We believe, but cannot guarantee, that our biotechnology seedlings will have an impact on the productivity and economics of the commercial forestry industry similar to the impact that biotechnology crops have had on the agricultural industry.

Our Technology Platform

Our technology platform provides us with a broad portfolio of intellectual property, ownership of a large and diverse repository of germplasm that includes the most widely used tree species in the global commercial forestry industry, and proprietary production processes. We produce tree seedlings using a variety of processes, ranging from open pollination to biotechnology and other laboratory-based techniques that are designed to enhance desired traits in the seedlings. In our pine seed orchards, we produce seeds through naturally occurring open pollination, where we do not control the pollen source but do select the seed source, and through mass-control pollination, where we select both the pollen source and the seed source to produce seeds with desirable traits. We also produce varietal seedling products through several proprietary, laboratory-based processes whereby we identically replicate selected seedlings that best meet the needs of our customers.

We believe our technology platform is a critical component of our integrated business model and is at the core of our continued success, and we intend to continue investing in this platform. Our technology platform consists of the following key elements:

•	Germplasm Repository. We own one of the largest and most diverse repositories of germplasm in the world, including over 50 distinct commercial tree species and hybrids, which provides us with the resources to develop a wide variety of improved trees and is the base material into which we integrate specific genetic traits to produce our biotechnology products.

•	Gene Discovery, Research and Licensing Program. In connection with the development of our biotechnology seedling products, we have patented approximately 25 distinct genes and promoters in the United States through our in-house research programs and have licensed the rights to use over 50 genes and promoters through licensing arrangements with several leading academic and commercial institutions.

•	Proprietary Development and Production Processes. We have developed a number of proprietary techniques for use in various stages of our development and production processes, including the cost-effective, large-scale commercial manufacturing of varietal and biotechnology seedlings and mass production of bioengineered genetic material for use in biotechnology seedlings.

•	Silviculture and Tree Improvement Expertise. Our ability to consistently develop improved generations of conventionally grown trees, which depends on our well-established expertise in silviculture (forestry management) and tree improvement, is the foundation for the proprietary varietal and biotechnology techniques we use to develop our high-value products.

Our Integrated Business Model

We are currently the only integrated global commercial tree seedling company. As a result, no single entity competes with us in commercial sales across the full range of our business. Our integrated business model combines our research and product development program, tree improvement program, field testing, product production, sales and distribution infrastructure with our established customer base. This business model facilitates product innovation and commercialization and the transition of our customers to our advanced products. We intend to continue to leverage this business model to drive the future development, production and commercialization of our new products, including our biotechnology products. We believe that this makes us an attractive partner for companies and other entities seeking to commercialize new technologies and products for the commercial forestry industry, particularly those related to biotechnology.

Our Competitive Strengths

We believe we possess a number of competitive strengths and a first mover advantage that position us for significant growth and make it difficult for existing or potential competitors to replicate our technology and products. Some of these key strengths are as follows:

•	Broad Product Portfolio that Delivers Significant Value for Our Customers. Our portfolio of seedling products includes the most widely grown tree species in the commercial forestry industry and range from conventional to technology-enhanced seedlings, including MCP and varietal seedlings. Our advanced products offer significant value to our customers through a range of enhanced traits including improved uniformity, higher growth rates, higher yields, improved wood quality, increased stress-tolerance and better processing efficiency relative to conventional products. Based on our research and estimates, this improved product performance offers our customers significantly higher returns on their land, which justifies premium pricing relative to conventional products. For example, our containerized MCP pine seedling products in the United States currently sell for more than four times the price of our best-selling conventional open-pollinated, or OP, pine seedling product.

•	Pipeline of Advanced and Biotechnology Products. In addition to our ongoing advanced tree improvement programs, we currently have six advanced and 15 biotechnology products under development, including several in the advanced stages of development. We have designed our advanced and biotechnology products to suit particular geographies and end-markets by modifying certain targeted genetic traits, such as freeze tolerance for certain areas of the Southeastern United States and other geographies with similar climates, including parts of China, and improved lignin content to reduce costs for pulp and biofuels processors in Brazil. We do not currently sell any biotechnology products and, prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. Based on our research and estimates, we believe these products will provide a significantly higher value to our customers compared to the conventional products that we currently offer. We have made significant investments in the research and development of these advanced and biotechnology products, which contributed to our lack of profitability. Our research and development expense represented 52%, 58% and 56% of our revenue in the years ended March 31, 2010, 2009 and 2008, respectively.

•	Established Existing Business and Expansive Customer Base. We believe we are the largest provider of tree seedlings to the commercial forestry industry in the world. Our base of over 5,000 customers includes some of the largest land owners and managers in the United States, New Zealand and Australia. We expect that our established customer base will facilitate the adoption of our biotechnology products and that as a result the average selling price of our products will continue to increase.

•	Technology Leadership Position. Our technology leadership position is built on over 100 years, in the aggregate, of tree improvement research. We own a portfolio of over 230 patents and patent applications, with license rights to more than 200 additional patents and patent applications. We also own one of the largest and most diverse repositories of tree genetic resources, or germplasm, in the world. To produce our advanced and biotechnology products on a commercial scale, we have developed numerous proprietary processes and techniques related to the biotechnology transformation process and the large-scale manufacturing of advanced seedlings. Our patent portfolio, trade secrets, license agreements and unique germplasm provide us with a solid technology foundation that we believe is difficult to replicate and upon which we continue to build. We believe our technology leadership will enable us to continue setting the technology standard in our industry.

•	Demonstrated and Scalable Development, Production and Commercialization Platform. We believe that our fully integrated business model, with capabilities spanning research, product development, testing, production, and sales and distribution, enables us to better match our products to the changing needs of the market, reduce the time and cost of commercializing new products, and transition customers to higher-value products. The scalability of our technology enables us to leverage our research and development programs to develop and commercialize new products and expand into new markets at relatively low marginal cost.

•	Experienced Management Team with a Strong Track Record and Biotechnology Expertise. With an average of 26 years of industry experience, our management team brings expertise in forestry and biotechnology, as well as a track record of successfully navigating biotechnology products through the USDA regulatory process to commercialize them. Several members of our senior management team have held important regulatory, product development and product launch positions at Monsanto Company, which successfully introduced biotechnology products to the agricultural industry.

•	First Mover Advantage. We believe that the combination of our scalable technology platform, intellectual property and patents, large and diverse germplasm repository, global production capability, established customer base and pipeline of advanced and biotechnology products, as well as the time and investment associated with tree improvement research and regulatory approval for biotechnology products, places us decades ahead of any new market entrants seeking to develop and commercialize a product portfolio and technology platform comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future.

Our Strategy

Our goal is to be the leader in developing and selling proprietary seedling products by revolutionizing the productivity of the global commercial forestry industry. We believe that by significantly improving the productivity of a given acre of timberland for our customers around the world, we will be able to rapidly grow our business, deliver superior financial performance and help conserve the world’s native forests. We are focused on achieving these goals by employing the following business strategies:

•	Develop and Commercialize New Advanced and Biotechnology Products. We intend to revolutionize the productivity of, and expand our market position in, the commercial forestry industry by developing and commercializing new advanced and biotechnology products that build upon the improved growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency of our existing products. Our goal is to develop and commercialize biotechnology seedling products that have an impact on the commercial forestry industry similar to the impact that biotechnology crops have had on the agricultural industry.

•	Transition Our Customer Base to Higher-Value Products. We intend to accelerate the adoption of our higher-value products by leveraging our customer relationships and the improved returns that we believe these products will provide. The adoption of advanced products is already well established in New Zealand and Australia where we generated approximately 70% of our revenue from sales of our advanced products in the year ended March 31, 2010. We have demonstrated our ability to transition our customers to our higher-value products in the United States, where sales of our higher-value products, which consist of our elite open-pollinated conventional seedlings, our MCP seedlings and our varietal seedlings, have increased as a percentage of revenue, and have driven the 15.5% increase in our U.S. average selling price over the three-year period ended March 31, 2010.

•	Grow Through Customer Expansion into Emerging End-Markets. We intend to grow our business by increasing the number of our seedling products used by customers for the biopower, charcoal and biofuels end-markets. Our customers are actively seeking strategies to help them establish a position in these markets given their forecasted growth rates, and we believe our advanced and biotechnology seedling products have the potential to significantly broaden our customers’ access to these end-markets.

•	Expand into New High Growth Geographies. We intend to grow our business around the world to capitalize on opportunities in the large and growing global commercial forestry market. Specifically, we intend to grow and further strengthen our competitive position in the United States, New Zealand and Australia, grow our presence in Brazil and expand our sales and operations into additional high growth markets, such as China and markets throughout South America. We believe our ability to develop biotechnology seedlings with traits suited to specific geographies, growing conditions and end-markets provides us with a significant competitive advantage as we enter new markets.

•	Extend Our Technology Leadership. We intend to extend our technology leadership, grow our broad product portfolio and commercialize our pipeline of advanced and biotechnology products by continuing to make significant investments in research and development and expanding our current base of research collaborations. Our pipeline of products currently consists of six advanced and 15 biotechnology products in various stages of development.

•	Leverage Our Technology and Business Model to Drive Profitability. We intend to leverage our leading technology platform, established customer base and business model to drive our revenue growth and increased profitability. Although our revenue decreased from $23.7 million for the year ended March 31, 2009, to $21.6 million for the year ended March 31, 2010 due to the economic downturn, our net loss also decreased from $(15.3) million to $(14.7) million. We expect our revenues to grow, and our average selling prices and gross margins to increase, as we transition our customers to our higher-value products without having to significantly increase our fixed costs. While we expect to continue to incur net losses for the next several years, we believe our scalable business model will enable us to drive profitability through the introduction of new products and expansion into new markets with relatively low marginal costs.

Recent Developments

We estimate that as of and for the year ended March 31, 2011:

•	revenue will be between $25.0 million and $25.75 million, compared to $21.6 million for the year ended March 31, 2010;

•	total seedlings shipped will be approximately 255 million, compared to 240 million as of March 31, 2010;

•	the average selling price per 1,000 seedlings will be between approximately $98 and $100, compared to $90 as of March 31, 2010; and

•	sales of our open-pollinated, or conventional, seedling products will represent approximately 56.5% of our revenue, compared to 65.0% as of March 31, 2010, and sales of our elite, mass-control pollinated, or MCP, and varietal products will represent approximately 43.5% of our revenue, compared to 35.0% as of March 31, 2010.

The preliminary financial results presented above are subject to the completion of our financial closing procedures for the year ended March 31, 2011. Those procedures have not been completed and we do not anticipate completion of those procedures until late May 2011. Accordingly, these results may change and those changes may be material. In particular, we have provided ranges for the preliminary revenue and average selling price estimates presented above because we expect that our final results upon completion of our financial closing procedures may vary from our preliminary estimates within these ranges. This preliminary financial data has been prepared by and is the responsibility of management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” in this prospectus, which you should be aware before investing in our common stock. For example:

•	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We may not achieve or sustain positive cash flow in the future.

•	We have a history of net losses and may not achieve or sustain profitability in the future.

•	Our growth depends on customer acceptance of our technology-enhanced products, particularly our pipeline of biotechnology products.

•	Lower than expected product prices may adversely affect our financial results.

•	Commercialization of our biotechnology products is dependent on regulatory approval.

•	Negative public perceptions relating to the use of biotechnology for purpose-grown trees may adversely affect customer acceptance of our biotechnology products.

Our History

We were formed in February 2000 by combining all of the biotechnology forestry research and development programs of three leading forest products companies: Fletcher Challenge Limited (now Rubicon Limited, a New Zealand-based company), International Paper Company and Westvaco Corporation (now MeadWestvaco Corporation). Each company independently developed its own biotechnology forestry research program over decades of significant investment, and the combination of these programs provided us with a broad portfolio of intellectual property. The combination also provided us with a long-term financial commitment from our stockholders. Following this initial combination, in October 2007, our stockholders further contributed to us substantially all of their commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia. Our stockholders’ aggregate investment over the past ten years, including the fair value of the assets contributed, has totaled more than $200 million. The October 2007 transaction significantly changed our competitive position, as it provided us with the platform from which to commercialize the products we develop by giving us ownership of one of the largest and most diverse repositories of germplasm in the world, demonstrated production and distribution capabilities and an established customer base of land owners and managers. As a result, we immediately transitioned from a research-based business to a fully integrated commercial developer and provider of conventional and technology-enhanced tree seedlings, and began selling conventional seedlings to many of the same customers previously served by our stockholders. In our first full fiscal year following the contribution, we generated $23.7 million in revenue from the global commercial sales of approximately 278 million seedlings and also recorded a net loss of $(15.3) million.

Our Corporate Information

Our predecessor company, ArborGen, LLC, was formed as a Delaware limited liability company in February 2000. On June 1, 2010, we reincorporated in Delaware as a corporation in preparation for the initial public offering of our common stock. Our principal executive office is located at 180 Westvaco Road, Summerville, South Carolina 29483, and our telephone number is (843) 851-4129. Our website address is www.arborgen.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares of common stock is exercised in full)

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional shares of our common stock from us.

Use of proceeds	We intend to use the net proceeds from this offering to expand container production capacity, repay amounts due under our revolving credit facility and pursuant to loans from stockholders, potentially exercise our option to purchase a new manufacturing, research and development laboratory and headquarters facility and construct related infrastructure, fund research and development programs and product launches, and for working capital and other general corporate purposes including capital expenditures, expansion of other production capabilities and possibly acquisitions. See the section entitled “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“ARBR”

Risk factors	You should read carefully the section entitled “Risk Factors” for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on           shares of our common stock outstanding as of March 31, 2011 and excludes 1,800,000 shares of our common stock reserved for future issuance as of March 31, 2011 under our equity incentive plan.

Except as otherwise indicated, all information in this prospectus reflects or assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will be in effect upon completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data for the years ended March 31, 2008, 2009 and 2010 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended December 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Results for interim periods are not necessarily indicative of results for a full fiscal year. The financial data listed under “Other Selected Data” below has been derived from the audited and unaudited consolidated financial statements noted above, as well as from our internal records of our operations. Historical results are not necessarily indicative of results for future periods. This summary consolidated financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Prior to October 2007, our business was focused on research and development with no product revenue. In October 2007, our current stockholders contributed to us substantially all of their commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia, which enabled us to start generating operating revenue. As a result, only the U.S. operations seedling season (December 2007 to March 2008) was reflected in our revenue for the year ended March 31, 2008. Sales made during the New Zealand and Australian operations seedling season (June 2007 to September 2007) were not part of our revenue for the year ended March 31, 2008 because they occurred prior to the October 2007 contribution.

				Nine Months Ended
	Year Ended March 31,			December 31,
	2008	2009	2010	2009	2010
	(In thousands)

Consolidated Statement of Operations Data:
Revenue	$18,182	$23,680	$21,576	$9,583	$11,083
Cost of revenue	15,667	15,840	16,381	6,927	7,055

Gross profit	2,515	7,840	5,195	2,656	4,028
Operating expense
Research and development(1)	10,212	13,833	11,206	7,836	9,171
Selling, general and administrative(2)(3)	9,709	7,599	7,139	5,194	7,866
Depreciation and amortization	679	813	780	665	444
Loss on impairment of intangible assets(4)	203	643	213	200	154
Restructuring charge(5)	183	493	101	—	—
Other operating expense (income)	(387)	(464)	(234)	(185)	(185)

Total operating expense	20,599	22,917	19,205	13,710	17,450

Loss from operations	(18,084)	(15,077)	(14,010)	(11,054)	(13,422)
Total interest income (expense), net	3	(269)	(646)	(435)	(765)

Net loss(6)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)

	As of December 31, 2010
	Actual	As Adjusted(7)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,133	$
Total assets	50,878
Long-term debt, net of current maturities(8)	4,356
Total liabilities	32,275
Total stockholders’ equity	18,603

					Nine Months Ended
	Year Ended March 31,				December 31,
	2008	2009	2010		2009	2010
	(In thousands, except average selling price and
	per share data)

Other Selected Data:
Total seedlings shipped	278,537 (9)	286,147		239,958	71,386		61,880
Average selling price per 1,000 seedlings(10)	$65	$83		$90	$134		$179
EBITDA(11)	$(17,165)	$(13,676)		$(12,560)	$(9,932)		$(12,423)
Loss per share(12)	$(0.92)	$(0.62)		$(0.54)	$(0.43)		$(0.48)
Pro forma loss per share(12)			$			$

(1)	The decrease in research and development expense for the year ended March 31, 2010 as compared to the year ended March 31, 2009 was attributable to our cost mitigation program in light of the impact of the worldwide economic downturn on our primary end-markets. For the year ending March 31, 2011, we expect that our research and development spending will return to levels consistent with the year ended March 31, 2009, and may increase further.

(2)	Our selling, general and administrative expense for the year ended March 31, 2008 included significant legal and accounting fees in connection with the asset contribution in October 2007.

(3)	The decrease in selling, general and administrative expense for the year ended March 31, 2010 as compared to the year ended March 31, 2009 was attributable to our cost mitigation program in light of the impact of the worldwide economic downturn on our primary end-markets. We expect that our selling, general and administrative expense will increase as we focus on increasing our global market share and continuing to build brand awareness and in preparation for becoming and operating as a public company.

(4)	Impairment of intangible assets is attributable to the abandonment of patents and patents-in-progress that are no longer of strategic interest. The amounts recorded for the years ended March 31, 2008, 2009 and 2010 and the nine months ended December 31, 2009 and 2010 represent impairment charges for the abandonment of patents-in-progress.

(5)	During the years ended March 31, 2008 and 2009, we undertook several restructuring actions in connection with the integration of the operations contributed in 2007. In the year ended March 31, 2010, due to the economic downturn, we suspended operations at one of our U.S. nurseries.

(6)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, we were treated as a partnership for U.S. income tax purposes and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected in our consolidated statement of operations, nor does the consolidated balance sheet contain an amount for deferred tax expense in recognition of tax effects of temporary differences prior to our conversion. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

(7)	The as adjusted column in the consolidated balance sheet data table reflects the effect of our receipt of estimated net proceeds from the sale of shares of our common stock in this offering, at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses payable by us, and the anticipated use of net proceeds from this offering.

(8)	Includes $0.2 million of capital lease obligations. Does not include $14.1 million of current portion of obligations or $1.2 million of debt owing to our stockholders, which was incurred in January 2011.

(9)	This amount excludes approximately 26 million seedlings shipped in Australia and New Zealand during the year ended March 31, 2008 by certain entities prior to our acquisition thereof in the October 2007 combination transaction described in the section entitled “Certain Relationships and Related Party Transactions — Asset Contribution.”

(10)	Average selling price reflects revenue divided by thousands of seedlings sold. Revenue includes both revenue from seedling sales and other revenue, including revenue from government grants of $0, $0 and $1.1 million for the years ended March 31, 2008, 2009 and 2010, respectively, and $0.8 and $0.8 million for the nine months ended December 31, 2009 and 2010, respectively.

(11)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use EBITDA to plan, forecast and monitor our day-to-day operating performance and capital structure. We further believe that providing this information allows investors greater transparency and a better understanding of our ability to plan our operating cash requirements and make long-term capital spending commitments. EBITDA does not represent net loss or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash requirements. EBITDA is not a recognized measurement under GAAP, and investors should not consider EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net loss, operating income or net cash provided by operating activities. EBITDA has other limitations as an analytical tool, when compared to the use of net loss, which is the most directly comparable GAAP financial measure, including: (i) EBITDA does not reflect the interest expense we incur as a result of our debt leverage and (ii) EBITDA does not reflect any attribution of costs to our operations related to our capital expenditures through depreciation and amortization charges.

The following is a reconciliation of net income to EBITDA:

				Nine Months Ended
	Year Ended March 31,			December 31,
	2008	2009	2010	2009	2010
	(In thousands)

Net loss(a)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)
Added back:
Depreciation included in cost of revenue	240	588	670	457	555
Depreciation and amortization	679	813	780	665	444
Interest expense (income), net	(3)	269	646	435	765

EBITDA	$(17,165)	$(13,676)	$(12,560)	$(9,932)	$(12,423)

(a)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, for U.S. tax purposes, we were treated as a partnership and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected on the statements of operations. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

(12)	Upon our conversion from a limited liability company to a corporation on June 1, 2010, our limited liability company members received a total of 30 million shares of stock for their members’ equity interests. For the periods prior to conversion, for purposes of determining the weighted average number of common stock shares outstanding, we computed the equivalent number of shares based on the conversion ratio we used on June 1, 2010.

The following table presents the calculation of historical basic and diluted net loss per common share:

				Nine Months Ended
	Year Ended March 31,			December 31,
	2008	2009	2010	2009	2010
	(In thousands, except per share data)

Net loss(a)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)
Weighted average shares outstanding	19,558	24,677	27,078	26,864	29,824
Loss per share, basic and diluted	$(0.92)	$(0.62)	$(0.54)	$(0.43)	$(0.48)

As discussed under “Use of Proceeds”, we intend to use approximately $ of the net proceeds of this offering to repay debt outstanding under our credit facility. The pro forma loss per share, basic and diluted, represents loss per share assuming repayment of this debt as of April 1, 2009. Had this debt been repaid as of April 1, 2009, we would have avoided interest expense of approximately $ and $ for the year ended March 31, 2010 and the nine months ended December 31, 2010, respectively. At an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, shares are required to pay down this amount of debt. These shares have been considered outstanding for all periods in the calculation of pro forma loss per share.

	Year Ended March 31, 2010			Nine Months Ended December 31, 2010
	Actual	Adjustment	Pro forma	Actual	Adjustment	Pro forma
	(In thousands, except per share data)

Interest income(expense), net	$(646)			$(765)
Net loss(a)	$(14,656)			$(14,187)
Net loss per common share, basic and diluted	$(0.54)			$(0.48)
Shares used in computing net loss per common share, basic and diluted	27,078			29,824

(a)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, for U.S. tax purposes, we were treated as a partnership and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected on the statements of operations. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occurs, causing you to lose all or part of your investment. Certain statements below are forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Our Industry

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

From February 2000 to October 2007, our operations focused on research and development. Following the contribution in October 2007 of substantially all of our stockholders’ commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia, we immediately transitioned from a research-based business to a fully integrated commercial developer and provider of conventional and technology-enhanced tree seedlings, and began selling conventional seedlings to many of the same customers previously served by our stockholders. Our limited history as an operating company may make it difficult for you to evaluate our current business, our future performance or the viability of our business model or products. Any assessments you make about our future success or viability may not be as accurate as they might be if we had a longer operating history. To date, we have derived our revenues principally from sales of conventional open-pollinated seedlings. During the three-year period ended March 31, 2010, we have increased the percentage of revenue derived from sales of our higher-value products, which consist of our “elite” open-pollinated conventional seedlings, our MCP seedlings and our varietal seedlings, which are produced using a proprietary lab-based process that identically replicates selected superior performing individual trees. Sales of our higher-value products have grown from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010. In addition, we have not yet commercialized any of our biotechnology products, and our efforts to expand the commercial forestry market with advanced and biotechnology products may not be successful. Even if we are able to successfully commercialize these products, it is difficult to predict the impact of these products on the industry or our business and results of operations. As a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which will make it difficult to evaluate our future prospects.

We may not achieve or sustain positive cash flow in the future.

To develop our advanced and biotechnology products, we have made significant investments in research and development. We have had negative cash flow before financing activities of $27.9 million, $14.4 million and $13.5 million in the years ended March 31, 2008, 2009 and 2010, respectively, and $17.0 million in the nine months ended December 31, 2010. The aggregate investment of our stockholders over the past 10 years, including the fair value of the assets contributed, totaled more than $200 million. We anticipate that we will continue to have negative cash flow for the next several years as we continue to incur substantial research and development and selling, general and administrative expenses. Our business will also require significant amounts of working capital to support our growth and our fluctuating capital requirements across the planting and harvesting cycles of our tree seedlings. Our inability to generate positive cash flow or raise additional capital on reasonable terms would materially and adversely affect our business, financial condition and results of operations.

We have a history of net losses and may not achieve or sustain profitability in the future.

We have not been profitable in any fiscal period since we were formed and we may never achieve profitability. Even if we achieve profitability in the future, we may not be able to maintain or increase our level of profitability. We incurred net losses of $(18.1) million, $(15.3) million and $(14.7) million in the years ended

March 31, 2008, 2009 and 2010, respectively, and a net loss of $(14.2) million in the nine months ended December 31, 2010. From our inception through December 31, 2010, we have recorded annual net losses aggregating $(155.2) million. As a result of our expectation that we will continue to incur net losses for the next several years, we have recorded a full valuation allowance on our U.S. net deferred tax assets. We intend to continue to incur significant research and product development expenses and selling, general and administrative expenses to grow our business. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We will need to generate and sustain increased revenue levels in future periods in order to become profitable. We expect to incur net losses for the next several years, and net losses may increase in the year ending March 31, 2011 as we continue to research, develop and commercialize our pipeline of advanced and biotechnology products and increase our general and administrative functions to support our growing operations.

Our growth depends on customer acceptance of our technology-enhanced products, particularly our pipeline of biotechnology products.

Our growth is highly dependent on the adoption by our customers of our technology-enhanced tree seedling products, particularly our pipeline of biotechnology products. In the year ended March 31, 2010, our higher-value products, which consist of our elite open-pollinated conventional seedlings, our MCP seedlings and our varietal seedlings, comprised 24.2% of U.S. revenue. We do not currently sell any biotechnology products. We expect to be the first company in our markets to introduce biotechnology products for sale to the commercial forestry industry. There can be no assurance that any of our new advanced and biotechnology products will achieve improved performance levels relative to our existing product offerings. Each customer’s actual return on investment will depend on a number of variables, including that customer’s land management strategy, weather conditions and fluctuations in the market price of timber or pulp, and we can not guarantee that each customer will achieve improved returns. We expect to sell our advanced products and, in particular, our biotechnology seedling products at significantly higher prices per seedling than our customers currently pay for our seedling products. To be successful, we will need to convince our customers that the higher price of these products are justified by the greater returns on investment that these seedling products provide to our customers. We cannot guarantee that our efforts to educate our customers about the benefits of our technology-enhanced products will be effective. Even if effective, these efforts may take a significant amount of time and customers may delay large purchases of these products until the benefits are demonstrated at additional test sites.

Factors that may influence our customers’ adoption of our products include:

•	the value that our customers attribute to our products, which may differ from our own for many reasons, including willingness to sacrifice higher long-term value for lower product prices in the short term;

•	the willingness of customers in the Southeastern United States to purchase eucalyptus, which has not been widely grown in that region;

•	the desire of potential purchasers of biotechnology products to secure certification requirements that are only granted to land owners and managers that produce forestry products that do not include biotechnology enhancements;

•	the willingness of our customers to pay higher prices for seedling products;

•	the value that third parties, such as land appraisers, assign to land planted with our advanced and biotechnology products;

•	perceptions about the use of biotechnology plants; and

•	the impact of economic and industry conditions on the purchasing decisions of and rate of adoption by our customers.

If our customers do not accept our new technology-enhanced seedling products, we may fail to recognize any expected increases in our profit margin through our technology-enhanced products or in the volume of our technology-enhanced products sold and our business and results of operations may be adversely affected.

Lower than expected product prices may adversely affect our financial results.

Prices for our future advanced and biotechnology products are projected to be significantly higher than prices for seedling products that we currently sell. Customers may be unwilling to purchase these seedling products because of their higher selling prices. We base the pricing of our products on our assessment of the value that these products provide to our customers. If our customers attribute a lower value to our products than we do, they may not be willing to pay the premium prices we charge. Pricing levels may be negatively affected if our advanced and biotechnology products are less successful than we expect. In addition, if our competitors are able to develop competitive products and sell them at lower prices, we may be forced to lower our prices. Lower than expected prices would adversely impact our financial condition and results of operations.

Commercialization of our biotechnology products is dependent on regulatory approval.

There are certain regulatory requirements affecting the testing, planting and commercialization of our biotechnology tree seedlings in each of the markets in which we operate. Currently, there are no similar regulatory requirements materially affecting our open-pollinated, mass-control pollinated and varietal seedling products. In the United States, the USDA must first review and deregulate our biotechnology seedling products. The USDA deregulation process for biotechnology products is a costly, multi-year process, with no guarantee of success. The length of the deregulation process varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by the USDA, including the type and scope of the environmental review conducted, and the number and types of public comments received. For example, after the initial filing of a petition for deregulation or the resubmission of a petition, in response to science-based concerns, the USDA may ask for additional data, including data on new areas of inquiry that might require us to conduct additional field tests or analyses, which may cause delays in the deregulation process. Furthermore, in granting a petition for deregulation, the USDA may limit the total acres planted or the areas in which our biotechnology tree seedlings can be planted. Alternatively, the USDA or other regulators may impose costly monitoring requirements on the planting of our biotechnology tree seedlings. In addition, following deregulation of any of our biotechnology products, subsequent litigation may result in a court ordering the USDA to revoke such product’s deregulated status and conduct further environmental analysis prior to issuing a new decision on deregulation. In New Zealand, Australia and Brazil, the commercialization of biotechnology products is subject to approval by the regulatory authorities with approval processes that are subject to similar risks. Any delays in obtaining or failure to obtain deregulation or regulatory approval, as the case may be, for any of the biotechnology products in our pipeline could delay or prevent the commercialization of our biotechnology products.

Before the USDA will review and deregulate our biotechnology tree seedlings, the USDA requires us to obtain permits to plant and test our biotechnology products, and there are similar permitting requirements in New Zealand, Australia and Brazil. In determining whether to grant a field test permit and what conditions to impose, regulators consider any significant impacts that field tests may have on the environment and on endangered or threatened species. In the United States, the permitting process for the initial field tests typically ranges from two to four months, but, as we have experienced, this time period can be significantly longer for novel products or circumstances. If we are not able to obtain the necessary field test permits or if there are significant delays in the permitting process, the commercialization of our biotechnology tree products may be delayed or prevented and our business and results of operations may be adversely affected. A prolonged delay in the regulatory process could adversely impact our expected financial performance.

On July 1, 2010, the Center for Biological Diversity and several other parties filed suit against the U.S. Department of Agriculture, or USDA, and the USDA’s Animal and Plant Health Inspection Service, or APHIS, in the U.S. District Court, Southern District of Florida, challenging the issuance by APHIS of several field test permits for our freeze-tolerant tropical eucalyptus product. In the complaint, which was amended on

August 10, 2010 and again on October 11, 2010, the plaintiffs allege that APHIS did not follow appropriate processes and procedures when issuing certain permits to us. The plaintiffs seek relief through a variety of remedies, including judicial declaration that APHIS violated the National Environmental Policy Act of 1969, the Endangered Species Act of 1973 and other federal statutes, revocation of certain field test permits for our freeze-tolerant tropical eucalyptus product, enjoining the flowering of our freeze-tolerant tropical eucalyptus product in current field tests and requiring APHIS to prepare an environmental impact statement that addresses the overall cumulative impacts of all permits and petitions covering our freeze-tolerant tropical eucalyptus product. On September 7, 2010 and October 25, 2010, the U.S. federal government filed answers to the amended complaints. On September 7, 2010, we filed a motion to intervene in this case in order to protect our interests and support the government’s position that the field test permits were properly issued, which the court granted on October 19, 2010. We are now a party to this litigation, and we filed our answer to the amended complaint on October 27, 2010. This litigation may result in increased costs, delay or denial of our request for field test permits for our freeze-tolerant tropical eucalyptus product or revocation of our existing permits. There may be additional claims filed by third parties against the USDA or other regulatory agencies relating to the permitting or deregulation of this or our other biotechnology products.

Changes to existing regulations, or the need to adapt to new regulations in the jurisdictions into which we expand, may delay, increase the cost of or prevent the commercialization of our biotechnology products.

The development and commercialization of any biotechnology seedling products is subject to regulation in each of the jurisdictions in which we expect to sell these products. We cannot predict whether any such jurisdiction will modify its regulations with respect to biotechnology products. Problems with any biotechnology product, forestry or otherwise, could lead to increased scrutiny or regulation for our biotechnology tree seedling products. Limitations on the development of our biotechnology seedling products could be imposed, including restrictions on flowering or field testing that could delay, prevent or make more costly the development and eventual commercialization of such products. Public concern with biotechnology products may also lead to increased regulation. Any modifications or limitations may adversely affect our ability to introduce our biotechnology tree seedlings to commercial markets. We anticipate expanding into other large and fast-growing forestry markets, including China. If we expand into these markets, we may face additional regulatory barriers and requirements that are different than those in the jurisdictions in which we currently operate. New regulations or changes to existing regulations may delay, increase the cost of or prevent the commercialization of our biotechnology products, and our inability to adapt to regulatory changes may have a material adverse effect on our biotechnology business and results of operations.

Negative public perceptions relating to the use of biotechnology for purpose-grown trees may adversely affect customer acceptance of our biotechnology products.

Our freeze-tolerant tropical eucalyptus and other biotechnology products in our pipeline are not created using traditional breeding methods but are developed in a laboratory by altering the genetic material of trees. Some individuals and groups, including environmental non-governmental organizations, have expressed concerns relating to all biotechnology-enhanced plants, including trees. The commercial success of our biotechnology products may be adversely affected by claims that genetically modified products pose risks of damage to the environment. On occasion, there has been vandalism and destruction of property of companies in the biotechnology industry. In the event that public attitudes adversely impact public or customer acceptance of our products, we may be forced to incur increased expenses, delays or other impediments to our product development and commercialization programs. In addition, public concern may lead to increased regulation or legislation or litigation against government regulators concerning prior regulatory decisions, which could lead to greater regulation of biotechnology products or delays in customer acceptance.

The successful commercialization of our advanced and biotechnology products depends on our ability to produce high-quality products cost-effectively on a large scale.

The production of our MCP products requires the ability to produce seed from our MCP orchards in sufficient quantity to meet seedling demand. As MCP seed production from year to year is dependent upon factors beyond our control (i.e. changes in seasonal weather and environmental conditions), we cannot guarantee that we will be able to produce sufficient MCP seed in any given year to fully meet demand for this product. We estimate that during the year ended March 31, 2011, sales of our MCP products will account for approximately 68.8% of our revenue in Australia and New Zealand and approximately 16.0% of our revenue in the United States, and we expect the percentage of revenue we derive from our MCP products to continue to increase over time. As a result, a failure to meet customer demand could result in lost sales and could harm our reputation and customer relationships.

The cost-effective production of high-volume quantities of some of our varietal and biotechnology products depends on our ability to scale our existing or subsequent complex production processes. We cannot assure you that our existing or subsequent production processes will enable us to meet our large-scale production goals cost-effectively for the varietal and biotechnology products in our pipeline. Even if we are successful in developing our high volume manufacturing capability and processes, we may not be able to do so in a manner that avoids significant delays and cost overruns. If we are unable to increase our production capacity in a timely or cost-effective manner, our ability to achieve profitability in these products will be severely constrained. If we are unable to maintain the quality of our products as we increase our production capacity, including through the expected use of third-party nursery growers, we may experience reductions in customer demand, higher costs and increased seedling write-offs. Additionally, if our production process results in the presence of unintended biotechnology material in our seedling products, we may be subject to potential liability or regulatory compliance actions such as seedling destruction or product recalls, which could negatively affect our business and results of operations.

The development of products through advanced and biotechnology processes is complex and uncertain, and we may not continue to succeed in developing tree seedlings with improved genetic traits, or the rate of the improvement may be slower than we expect.

The complex and uncertain nature of our advanced and biotechnology tree seedling products creates significant challenges to product development and manufacturing. For example, in the course of developing our advanced and biotechnology seedling products, we may not be successful in developing tree seedlings with improved genetic traits. Any product candidate may fail to enter field tests, grow successfully during field tests or exhibit the intended traits necessary to advance to the next stage of our product development process. No company in our markets currently offers a biotechnology-enhanced forestry product. The development process is long and may be slower than we expect. There is no guarantee that our product candidates will be commercialized or, following commercialization, will successfully exhibit the improved traits. Our inability to continue to develop advanced and biotechnology seedling products could negatively affect our business and results of operations.

If we fail to continue to develop a pipeline of and commercialize new products, our future financial performance would be materially adversely affected.

Our business model is premised upon our ability to continue to develop and commercialize new seedling products in a timely manner with demonstrable improvements in growth rates, yields, stress-tolerance, wood quality and processing efficiency. The processes of tree improvement, biotechnology trait discovery, field testing and product development are lengthy. Only a very small percentage of the genes and germplasm that we test are selected for field testing, and only a very small percentage of seedlings tested are selected for commercialization. Additionally, we may be forced to delay or abandon development of pipeline products in the event of greater than anticipated development costs, technical difficulties, inability to prove the original concept, regulatory obstacles, competition or lack of demand. In addition, to the extent we introduce seedling products that we have not previously grown on a large scale, we may experience production difficulties as we establish best practices for the planting, cultivation and harvesting of these new products. Delays or the failure to offer new products at competitive prices will adversely affect our financial performance. As new products enter the market, our existing products may become obsolete and customer preference for new products may result in short product life cycles as we begin to commercialize second and third generations of our advanced and biotechnology products. Decreases in demand for our conventional products may require that we write down our inventory of these seeds.

The development of new products has required, and will require, that we expend significant financial and management resources. We have incurred, and we expect to continue to incur, significant research and development expenses. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue could decline and we could experience operating losses. In addition, we believe that we will benefit from being the first company to commercialize biotechnology forestry products in our markets. Consequently, if we are not able to fund extensive research and development activities or successfully commercialize our products on a timely basis, the growth of our business and results of operations could be harmed by competing products entering the market.

We may not generate significant revenue as a result of our current research and development efforts for several years, if at all.

The development of advanced and biotechnology seedling products requires significant investment. Our research and development expense was $10.2 million, or 56% of revenue, in the year ended March 31, 2008, $13.8 million, or 58% of revenue, in the year ended March 31, 2009, and $11.2 million, or 52% of revenue, in the year ended March 31, 2010. Our future plans include significant investments in research and development and related product opportunities. However, we may not receive significant revenue from these investments for several years, if at all.

The growing biopower market may not develop as anticipated and may not generate the demand for purpose-grown trees that we anticipate.

We intend to market our products as a potential source of biomass for the growing biopower market. However, our ability to fully enter into and participate in the biopower market may be hindered by a variety of factors outside our control. For example, the number and capacity of biopower processing plants may not reach anticipated levels, resulting in less demand for biomass sources such as our products than anticipated. In addition, biopower plants may rely on biomass sources other than purpose-grown trees more heavily than expected. There is no guarantee that government policies will encourage the use of purpose-grown trees as a source of biomass. If demand for purpose-grown trees for the biopower industry is less than anticipated for these reasons or for any other reasons, we may not achieve our anticipated growth in the biopower industry and our business and results of operations would be adversely affected.

Our business is impacted by changes in general economic conditions in the countries and end-markets in which we sell our products, and a prolonged downturn could affect the demand for our products and our financial performance.

Economic conditions in the United States, New Zealand, Australia and Brazil could adversely affect our efforts to achieve profitability. The purchasing decisions of our customers and their willingness to pay premium prices for our higher-value products are impacted by their economic health, the availability of credit and the conditions in the end-markets that they currently serve. For example, during the year ended March 31, 2010, each of the end-markets our customers serve was impacted by the worldwide economic downturn, which resulted in lower prices for pulp and wood products, leading to reduced seedling planting by our customers as they chose to harvest fewer of their existing trees. These markets may not recover quickly, fully or at all. We expect growth in several of these end-markets to be driven by economic growth in emerging markets, such as China. However, this growth may not be as high as expected. In addition, we expect to charge premium prices for our higher-value products. A prolonged downturn may cause our customers to reduce spending and discourage them from investing in our higher-value products.

Our business and results of operations may be impacted by changes in market dynamics over which we have no control, including:

•	with respect to the pulp and paper market, a continued reduction in the demand for paper in developed economies, particularly if this decline is not offset by growth in emerging economies;

•	with respect to the wood products market, a prolonged downturn in U.S. housing starts, home renovations and industrial production, particularly if this downturn is not offset by growth in emerging economies;

•	with respect to the biopower market, fluctuations in market conditions that reduce the amount of investment in alternative energy sources or lead to the adoption of biomass sources other than purpose-grown trees for biopower generation;

•	with respect to the charcoal market in Brazil, changes in regulations that impact the use of purpose-grown trees for charcoal production or the use of charcoal for steel production;

•	with respect to the biofuels market, a downturn in the economy or significant decreases in the cost of oil, either of which may lead to decreased investment in alternative energy research and production; and

•	with respect to all end-markets in which we sell our products, changes to regulations designed to address climate change and promote the recycling of carbon dioxide into oxygen and other byproducts.

Given the inherent time required to plant, grow and harvest trees, our customers make purchasing decisions based on their perception of future market conditions. As a result, there may be a delay in the impact to us of an improvement in general economic conditions. We cannot predict the timing or duration of any downturns in the general economy or in the end-markets that our customers serve.

The emerging cellulosic biofuels market may not develop as anticipated and may not generate the demand for purpose-grown trees that we anticipate.

We intend to market our products as a potential source of biomass for the emerging cellulosic biofuels market. However, the production and commercialization of woody biomass for biofuels may not be feasible for a variety of reasons. For example, the market for advanced biofuels, including cellulosic biofuels, is heavily influenced by foreign, federal, state and local government regulations and policies. If the cost of oil decreased significantly, the outlook for the long-term supply of oil to the United States improved or gasoline prices declined over extended periods of time, the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed or produced could be reduced and could reduce the demand for biofuels. Changes to existing or adoption of new domestic or foreign federal, state and local legislative initiatives that impact the production, distribution or sale of biofuels may reduce the demand for our products. The cellulosic biofuels market is still at an early stage of development, and to date, cost-effective processes for the use of woody biomass for biofuels are still under development. These processes may never be developed or commercialized, and future research may determine that a source other than purpose-grown trees is the most productive source of biomass for the production of biofuels. There can be no assurance that anyone will be able or willing to develop and operate biofuel production plants at commercial scale or that any biofuel facilities can be profitable. Increased production, transportation or other costs may reduce the cost-effectiveness of woody biomass as an alternative to fossil fuels. In addition, current development of the biofuels industry is heavily dependent on government targets and incentives, and there is no guarantee this support will continue.

Because of the lead time required to grow trees, we base our production of tree seedlings and other expenses on anticipated levels of customer demand. If actual demand is significantly different than expected, our business and operating results will suffer.

To fulfill the anticipated demand for our products, we invest in capital expenditures in advance of actual customer orders, based on estimates of future demand. We experience 12- to 24-month lead times for delivery of our seedlings depending on the type of seedling. Our conventional and MCP products must grow from seeds to seedlings, typically over a period of approximately nine months, followed by a harvesting period of approximately three months. In the case of varietal pine seedlings, this lead time typically increases to a total of up to 24 months due to the longer production time required for the varietal manufacturing process, and this will also typically be the case for our future biotechnology products. We base the number of seedlings we plant on our expectations of customer demand, which take into account customer input, purchasing history, existing long-term contracts, feedback from our sales force and market conditions. In New Zealand, we receive deposits from most of our customers for their seedling orders. Our financial performance will be impacted by our ability to accurately predict demand for our products in future years, as well as our ability to budget appropriately for anticipated operating expenses, which do not vary directly with sales and are difficult to adjust in the short term. Most of our tree seedling products are sold pursuant to annual sales contracts or purchase orders, which may not be renewed, affecting our ability to accurately predict product sales from year to year. Unanticipated changes in demand or economic conditions that affect our customers’ end-markets could adversely affect our results due in part to the limitations on our ability to make adjustments to the size of our harvest and our ability to adjust operating expenses in tandem with reductions in sales. As a result, increases in customer demand following our planting season can lead to lost sales and could harm our customer relationships and overall reputation. Also, the demand for our products may be lower than we estimated. For example, during the year ended March 31, 2010, our end-markets were impacted by the worldwide economic downturn, which resulted in reduced seedling planting by our customers as they chose to harvest fewer of their existing trees. Such decreases in customer demand can lead to unsold inventory at year-end that must be written off. In addition, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results and cause us to fail to meet the expectations of equity research analysts and investors, potentially causing the trading price of our common stock to decline.

We are party to an ongoing lawsuit, and may in the future be named in additional litigation, which could require significant management time and attention, and could result in significant expense and an unfavorable outcome, either or both of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, we may be subject to litigation. In connection with any litigation in which we are involved, we may incur costs and expenses in connection with defending ourselves and the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant, the amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, any of which could materially adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

In November 2010, several of our employees filed a complaint in South Carolina state court. The suit named as defendants us, our current directors, certain of our current officers, certain of our former directors and officers and a number of other parties. The suit alleges that the plaintiffs and certain of our current employees have rights to future potential payouts based on a document that the plaintiffs allege provides for larger potential payouts to employees upon a sale of the Company or of all or substantially all of its assets than the incentive plan that we actually adopted. The plaintiffs seek relief through a declaratory judgment, specific performance, an accounting and monetary damages. This proceeding is in its early stages. While we intend to defend ourselves vigorously against the claims made in this dispute, we are unable to predict the outcome of this proceeding. We cannot estimate the amount or range of possible losses that we may incur in connection with this proceeding. In connection with this proceeding, we will incur costs and expenses defending ourselves and those other defendants which we had obligated ourselves to indemnify. These costs and expenses could materially and adversely affect our financial condition, results of operations and cash flows. If this proceeding is adversely decided, it could have a material adverse effect on our business, financial condition and results of operations.

Weather conditions, natural disasters or other catastrophes could result in a disruption of our operations and negatively impact our results of operations.

Weather conditions, natural disasters or other catastrophes can affect the timing of planting and harvesting of our seedlings, as well as the quality, cost and volumes of seedlings that we are able to produce and sell, which will affect our results of operations. The occurrence of heavy rain storms, hail storms, droughts, freezing conditions, hurricanes, fires or other natural disasters could severely damage our seed orchards, the setting and growing of our seedlings, the timing of our annual harvest of seedlings, our field tests or our product development facilities as well as our headquarters. Weather conditions and natural disasters also affect decisions by our customers about the types and amounts of tree seedlings to plant and the yields of our seedlings once they have been planted by our customers. In addition, disruptions that cause delays by our customers in harvesting or planting can result in movement of orders to a future quarter, disrupting our operations and negatively impacting our results in the affected quarter. We do not insure our seedlings, seed orchards or field tests, and therefore any large-scale loss of seedlings, or trees in our field tests, would disrupt our operations and adversely affect our results of operations and our future product development. In addition, we do not carry liability insurance coverage on product performance, therefore, if we were subject to claims for failure of performance, we would have to bear the costs of our defense and our results of operations would be adversely affected.

Our business is highly seasonal, which typically results in losses and net use of cash in the first three quarters of the fiscal year.

Our seedling revenue is highly seasonal. In the year ended March 31, 2010, approximately 56% of our revenue was recorded in the fourth quarter, which corresponds to the harvesting season in the United States. Planting for our U.S. operations occurs primarily in April and May and harvesting and delivery to customers occurs between December and March. This seasonality is partially balanced by the growing cycle in our operations in New Zealand and Australia, where planting occurs primarily in October and November and harvesting and delivery to customers occurs between June and September. We expect this balancing effect to increase as our international operations grow and new products, such as our tropical eucalyptus seedling product, which has a different growing and sales cycle, are introduced. This seasonality tends to result in higher production expenses, a net loss and a net use of cash during the first three quarters of our fiscal year and significant generation of revenue and net cash generated in our fourth fiscal quarter. In addition, quarter to quarter, we may experience fluctuation in the mix of our products resulting in variations in average selling prices, revenue and gross margins. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our results of operations may fluctuate and could be difficult to predict.

Our results of operations may fluctuate from period to period or within certain periods as a result of a number of factors, many of which are outside of our control. You should not rely on our past results as an indication of future performance. The following factors, as well as other factors described in this prospectus, could affect our quarterly results:

•	the volume and timing of seedlings harvested, which may be impacted by weather conditions;

•	the volume of seedlings sold, which may be impacted by economic conditions in the market;

•	the timing of the launch of new products;

•	the timing of recognizing revenue as a result of revenue recognition rules;

•	the timing of customer acceptance of our new products;

•	rapid price increases of raw materials;

•	employee compensation expense in the fiscal quarter immediately following this offering; and

•	fluctuations in interest rates generally.

In addition, any of these factors could negatively impact our results of operations and cause us to fail to meet the financial performance expectations of securities industry research analysts or investors in future periods, which would likely cause the market price of our common stock to decline.

We depend on a limited number of customers for a significant portion of our revenue and cannot be certain they will consistently purchase our tree seedling products in the future.

We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenue. In the year ended March 31, 2010, we generated 10.4% of our revenue from sales to Hancock

Natural Resource Group Inc. and its affiliates, and our top ten customers accounted for approximately 36% of our total revenue. In the future, a small number of customers may continue to represent a significant portion of our total revenue in any given period. We cannot be certain that such customers will consistently purchase our products at any particular rate over any subsequent period. A loss of, or any credit issues related to, any of these customers could adversely affect our financial performance.

We have experienced a period of significant growth in recent years and manage operations in multiple geographies, and if we were unable to manage this growth and breadth in the future it could have a material adverse effect on our business, the quality of our products and services, and on our ability to retain key personnel.

We have experienced a period of significant growth in recent years, which has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. We also conduct our business across several countries, including the United States, New Zealand, Australia and Brazil, and may expand geographically in the future. These diversified, global operations place increased demands on our resources and require us to substantially expand the capabilities of our administrative and operational resources. As our operations expand domestically and internationally, we will need to continue to manage multiple locations and additional relationships with various customers, collaborators and other third parties. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees;

•	developing, implementing and improving our operational, financial, accounting and other internal systems and controls on a timely basis; and

•	maintaining and developing our various support functions including human resources, information technology, safety, legal and corporate communications.

If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenue and profitability, the quality of our products and our ability to retain key personnel.

Loss of or damage to our germplasm repository would significantly impair our research and development efforts.

We own one of the largest and most diverse repositories of germplasm in the world. Our research and development activities are based on the various germplasm to which we have access. Loss of or damage to our germplasm repository, whether through failure of our systems or otherwise, would significantly impair our operations. Although we carefully restrict access to and cryopreserve our germplasm at our research facilities and in back-up facilities to protect this valuable resource, we cannot guarantee that our efforts to protect our germplasm repositories will be sufficient. The destruction of a significant portion of our germplasm repository would adversely affect our business and results of operations.

Our patents and other protective measures may not adequately protect our technology, and any loss of our intellectual property or unauthorized use of our technology by others could materially adversely affect our sales and results of operations.

Our intellectual property portfolio is a valuable asset of our business. To protect our proprietary rights, we rely on a combination of patent (including plant patent), plant breeders’ rights, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions, and physical security measures in jurisdictions in which our products are produced. In the United States and in other countries, we have received a number of patents and have filed additional patent applications for various aspects of our technologies, processes and products. We have also sought patent-like protection through plant breeders’ rights or similar rights in other countries. In addition, we generally enter into confidentiality agreements with our employees, consultants, contractors and collaboration partners. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all;

•	for various reasons, including the existence of conflicting patents or defects in our applications, we cannot predict which of our pending patent applications, if any, will result in issued patents;

•	we may not be able to protect some of our innovations, and even if we receive patent or similar protection the scope of our intellectual property rights may offer insufficient protection from competition or unauthorized use;

•	our products may rely on the technology of others and, therefore, require us to obtain intellectual property licenses from other parties in order for us to develop or commercialize our products;

•	the patents we have been granted may not include claims covering our products and services, may lapse or expire, be challenged, narrowed, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons, or deemed unenforceable or abandoned;

•	our confidentiality agreements may not effectively prevent disclosure or use of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure or use;

•	competitors may be issued patents from applications that were unknown to us prior to their publication or issuance, potentially impacting the value of our intellectual property, our ability to operate our business or the value of our commercial or pipeline products;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement prohibitive;

•	even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

•	other persons may independently develop proprietary technology, information and techniques that are functionally equivalent or superior to our proprietary intellectual property and techniques but do not infringe or conflict with our patented or unpatented proprietary rights, or may use their own proprietary intellectual property rights to block us from taking full advantage of the market.

Effective intellectual property rights protection may be unavailable, limited, or subject to change in some countries where we operate or plan to do business. In addition, our efforts to protect our proprietary rights in foreign jurisdictions may not be adequate. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights in some countries.

We rely in part on trade secret protection and contractual restrictions to protect our confidential and proprietary information and processes. We have taken various measures to protect our trade secrets and other confidential or proprietary information, including requiring new employees and consultants to execute confidentiality agreements upon the commencement of employment or consulting engagements with us. However, trade secrets are difficult to protect, and our security measures may not be effective or sufficient to prevent circumvention or disclosure. The individuals who signed our agreements may intentionally or unintentionally breach their confidentiality and/or non-use obligations. Such agreements may be deemed unenforceable, not provide adequate remedies, or be the subject of disputes that may not be resolved in our favor. Third parties could reverse engineer our agricultural biotechnology or otherwise gain access to our trade secrets, and others may independently develop substantially similar, analogous or alternative information and technologies to ours, for example, through the isolation and development of homologous genes with the same function or different genes with similar function to those we use, in which case we may not have the ability to stop them from using or commercializing our technology. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Courts outside the United States may be less willing to protect trade secrets, and it may be difficult to prove or enforce a claim that a third party had or has illegally obtained and used our trade secrets. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Proceedings to enforce our intellectual property domestically and in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Moreover, in countries where we do not have adequate patent or other intellectual property protection, third parties could use our inventions or commercialize our products or technologies. For example, while to date we are not aware of misappropriation of our products, in the future some land owners or managers may use cuttings containing our biotechnology traits, which could prevent us from realizing the full value of our intellectual property, particularly outside the United States. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

From time to time, we may seek to protect and enforce our intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. The fact that we have intellectual property rights, including registered intellectual property, may not guarantee success in our attempts to enforce these rights against third parties. We may not be aware of infringement or misappropriation, or elect not to seek to prevent it. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid, otherwise unenforceable, or are licensed to the party against whom we are asserting the claim. In addition, our assertions of intellectual property rights may result in the other party seeking to assert various claims against us, including its own alleged intellectual property rights, claims of unfair competition, or others.

We rely in part on licenses from third parties for certain advanced technologies, and changes to or loss of these licenses could curtail access to certain technology.

In the past, we have established license agreements with several collaborators and third parties in the application of forestry technology. We have received these licenses from our stockholders, academic institutions and other companies in this industry. Some of our licensors and collaborators have the right to control the filing, prosecution, maintenance and defense of all licensed intellectual property and, if a third party infringes on any of the licensed intellectual property, to control any legal or other proceedings instituted against that third party for infringement. As a result, our licensors or collaborators may take actions or make decisions relating to these matters with which we do not agree or which could harm our business. In addition, we may disagree with our licensors or collaborators as to rights to intellectual property we develop, or their research programs or commercialization activities, or our licensors or collaborators might become our competitors or enter into agreements with our competitors, which could adversely affect our competitive business position. If we are unable to maintain or renew these license agreements in the future on commercially reasonable terms, or if we are unable to obtain additional licenses to add to or replace them as the technology advances, or if such rights are licensed to competitors, our access to certain advanced technology and intellectual property may be curtailed, and our business, financial condition and results of operations may be adversely affected.

If we infringe, or are alleged to infringe, the intellectual property rights of third parties, it may adversely affect our business, financial condition and results of operations.

The biotechnology industry is characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. Third parties could claim that the making, using, selling, offering for sale or importation of our products, processes or technologies infringe on their proprietary rights. It is possible that infringement claims may be asserted as the number of products and competitors in our market increases. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the target of intellectual property infringement claims. We cannot be certain that the conduct of our business does not and will not infringe intellectual property or other proprietary rights of others in the United States or in foreign jurisdictions. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products or using our processes and technologies. In addition, we might be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Any of these events could seriously harm our business, operating results and financial condition.

Our future success depends on our ability to retain key personnel.

Our future success will depend to a significant extent on the continued service and performance of our senior management team. With an average of 26 years of industry experience, our management team brings expertise in forestry and biotechnology, as well as a track record of successfully navigating biotechnology products through the USDA regulatory process to commercialize them. The loss or unavailability of key members of our senior management team could impact the execution of our business plan and harm our ability to maintain important business relationships. The replacement of key members of our senior management team likely would involve significant time and costs.

If we are unable to recruit or retain qualified scientific personnel, we may be significantly delayed in developing our conventional and biotechnology products.

Competition for qualified scientific personnel is extremely intense among agricultural biotechnology and other technology-based businesses. This competition will intensify if other companies emerge to develop biotechnology products for the commercial forestry industry. We may not be able to recruit and retain such personnel at compensation levels consistent with our existing compensation and salary structure. In addition, in making employment decisions, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain personnel. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer, we may be unable to develop and commercialize our products and our business, financial condition and results of operations could be adversely affected.

Our international operations expose us to additional business risks, and failure to manage these risks may adversely affect our overall operating results.

Approximately 24% of our revenue in the year ended March 31, 2010 was generated from operations outside the United States, and we have significant operations in New Zealand, Australia and Brazil. We plan to expand our existing international operations in the future, and we may enter additional geographic regions as well, including emerging markets such as China. Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties and costs of staffing and managing our international operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	potential imposition by foreign countries of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and restrictions on our ability to repatriate funds;

•	general economic conditions in the countries in which we operate, which could have an adverse effect on our earnings from operations in those countries;

•	change in government policies that are currently in favor of our products and end-markets, limiting our development and commercialization programs or customer demand;

•	reduced protection for intellectual property rights in some countries;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, including those pertaining to import and export duties and quotas, trade and employment restrictions;

•	risks associated with expansion into developing economies;

•	increased risk of fraud, including in emerging markets;

•	fluctuations in currency exchange rates; and

•	political and economic instability, war or acts of terrorism.

Our failure to manage additional business risks associated with international sales and operations may have a material adverse effect on our business and results of operations.

Our presence in Brazil depends in large part on our development collaborations with the country’s leading pulp producers and exporters, and our failure to successfully manage these relationships could prevent us from developing and commercializing our products in Brazil.

We have product development collaborations with the leading pulp producers and exporters in Brazil representing more than 50% of the pulp production in Brazil. Maintaining and further developing our relationships with these companies is key to the continued development of our presence in the Brazilian market. The loss of these relationships would adversely affect our business and results of operations. Furthermore, we may have limited or no control over the amount or timing of resources that either collaborator is able or willing to devote to our collaborative efforts. Any of these collaborators may fail to perform their obligations as expected. In addition, our current collaboration agreements terminate in 2011 unless they are amended or otherwise extended, and we cannot guarantee that we will be able to extend them. Furthermore, our collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not utilize products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacturing, marketing or sale of these products. Disagreements with our collaborators could develop and any conflict with a collaborator could reduce our ability to enter into future collaboration agreements and negatively impact our relationships with one or more existing collaborators. We may disagree with our collaborators as to rights to intellectual property we develop, or their research programs or commercialization activities. Moreover, our collaborators might become our competitors or enter into agreements with our competitors.

Foreign currency exchange rate fluctuations could adversely affect our results.

We own and operate production and/or research facilities in New Zealand and Australia and have development collaborations in Brazil. For the years ended March 31, 2008, 2009 and 2010, 2%, 25% and 24% of our revenue was derived from customers located in New Zealand and Australia and denominated in local currencies. In addition, we have a significant amount of assets and liabilities that are denominated in New Zealand dollars and are exposed to foreign currency movements. As of December 31, 2010, 27% and 20% of our total assets and liabilities were denominated in New Zealand dollars. As a result of these transactions, we may be exposed to foreign currency fluctuations when we convert the results of our non-U.S. operations from their functional currency into U.S. dollars for inclusion in our consolidated financial results. As our collaborations in Brazil develop, we expect our exposure to the Brazilian real to increase. During the past few decades, the exchange rate between the U.S. dollar and the Brazilian real has fluctuated significantly. There can be no assurance that the Brazilian real, the New Zealand dollar or the Australian dollar will not significantly appreciate or depreciate against the U.S. dollar in the future. Changes in the rate of exchange of foreign currencies in relation to the U.S. dollar and other currencies may adversely impact our U.S. dollar denominated results.

Competitors and potential competitors may gain market share at our expense or may develop products and technologies that are superior to ours.

Our conventional tree seedling products compete with products from private and state-owned nurseries and seedling companies that primarily produce seedlings for external sales, including White City Nursery, LLC and Bell Brothers Nurseries Ltd. in the Southeastern United States. Our competitors in New Zealand and Australia are primarily owner-operators, rather than large commercial nurseries. For example, in New Zealand, we compete with Rangiora Nursery Limited and Cambridge Forest and Native Nursery Limited. In addition, in the United States, large forestry companies, such as Weyerhaeuser Company and Plum Creek Timber Company, Inc. produce tree seedlings primarily for their own consumption. Similarly in Australia, large companies and state organizations such as Gunns Limited, Hancock Victoria Plantations and Forestry New South Wales produce tree seedlings primarily for their own consumption. As a result, we compete with these companies to meet their internal demand and to the extent they sell seedlings to third parties. In the case of varietal loblolly and radiata pine, we compete with CellFor in the United States and Forest Genetics Cellfor Limited in New Zealand. Weyerhaeuser Company and Plum Creek Timber Company, Inc. are active in the development of MCP tree seedlings in the United States, which we believe will be used largely for their internal consumption, and International Forest Company also produces MCP tree seedlings for sale in the market. In New Zealand, we compete with PF Olsen Group for the sale of MCP seedlings. In addition, independent nurseries can purchase mass-pollinated seed from Proseed New Zealand Limited, a tree seed supplier to the New Zealand forest industry.

There are other companies in geographies in which we do not currently operate that are developing and selling advanced and biotechnology seedling products. There are also other biotechnology companies and other research-based organizations that are developing technology that could in the future be applied to trees. We can provide no assurance that these companies will not enter our markets or start developing products that compete with ours. Some of these companies may be substantially larger than us and may have substantially greater resources than we do, and there can be no assurance that our competitors will not consolidate in the industry to gain greater resources. Our advanced products may be rendered less competitive or uneconomical by technological advances or entirely different approaches developed by our current and future competitors.

We rely on third parties to produce some of our tree seedlings, and these third parties may not perform satisfactorily.

For certain of our varietal and containerized products in the United States, which currently account for a relatively small percentage of total seedlings sold, we outsource seedling production to an independent contractor. As we expand our operations generally and our sale of containerized products in particular, we expect to outsource a larger percentage of our seedling production to third parties, although we may encounter difficulty finding third-party providers that will be able to meet our seedling production requirements. Our use of third parties for seedling production reduces our control over planting, cultivation and harvesting of the seedlings. These independent contractors may not complete activities on schedule, or may not produce our seedlings in accordance with our strict guidelines intended to ensure the high quality of our products. If these independent contractors do not successfully carry out their contractual duties, meet expected deadlines or produce quality seedlings, a portion of our harvest may be delayed or otherwise adversely affected. This would hamper our ability to deliver seedling products to our customers, which could result in loss of sales and damage to our reputation. In addition, if these independent contractors do not successfully carry out their contractual duties or meet expected deadlines, we may need to replace them, either with another third-party provider or with our internal resources, either of which would cause us to incur additional costs and adversely affect our business and results of operations. We may also find that using third parties for the production of our tree seedlings is not cost-effective.

Our estimates of the number of replacement seedlings required for customers may be materially incorrect and our actual costs may be higher, causing revenue to vary from period to period.

Occasionally, our customers may receive damaged seedlings. We may replace those seedlings depending on the specific facts and circumstances. Accordingly, we record an allowance for estimated replacement costs at the time of sale. We estimate our future replacement costs using historical experience and input from our customers. However, actual replacement costs could vary from our allowance estimates for a number of reasons, including, among others, unusually severe weather patterns, particularly those occurring during our harvest season. If actual costs are significantly higher, or we adjust the estimates we use to establish these allowances, our cost of revenue could vary from period to period.

We receive part of our funding through government grants, and a decrease in government support could negatively affect our financial results.

In the year ended March 31, 2010, we received $1.0 million in government grant funding. While we expect to secure government grant funding in the future, based solely on currently secured grants, government funding will decrease over the next several years. Although we may in the future secure additional grants, there is no guarantee that we will be able to do so. The level of government funding is unpredictable and subject to a variety of factors, including the political process. In addition, as a recipient of government funding, we are subject to government audits, employment standards and diversity requirements, which may require management attention and expenditures to ensure compliance.

Our business could be harmed by systems failures or other unanticipated business interruptions.

Telecommunications failures or other unanticipated catastrophes, such as computer viruses or other cyber-attacks or terrorist attacks, at any of the locations in which we do business, could cause interruptions in our operations. System failures could cause disruption in our laboratory processes and damage to our valuable germplasm repositories. Disruption in transportation infrastructure could cause delays in shipments to our customers, which could result in the loss of sales and damage to our reputation. In addition, even in the absence of direct damage to our operations, these events could have a significant impact on our customers’ businesses, which in turn could result in a negative impact on our results of operations. Extensive or multiple disruptions in our operations or our customers’ businesses due to unanticipated catastrophes could have a material adverse effect on our results of operations.

We have had significant deficiencies in our internal control over financial reporting. Any future material weaknesses or significant deficiencies in our internal controls could result in a material misstatement in our financial statements as well as result in our inability to timely file periodic reports as required by federal securities laws, which could have a material adverse effect on our business and stock price.

We have had significant deficiencies in our internal control over financial reporting that related to the adequacy of our financial and accounting organization support for our financial accounting and reporting needs. These deficiencies mainly resulted from insufficient disbursement oversight and other accounting controls in overseas operations and in bank covenant reporting. While we have implemented procedures designed to remediate these deficiencies, we cannot be certain that we will not in the future have material weaknesses or significant deficiencies in our internal control over financial reporting, or that we will successfully remediate any that we find. Future weaknesses or deficiencies in our internal controls could result in a material misstatement in our annual or interim consolidated financial statements or cause us to fail to meet our obligations to file periodic financial reports with the SEC. We also may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or our independent registered public accounting firm may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these failures could result in adverse consequences that could materially and adversely affect our business, including potential action by the SEC against us, possible defaults under our debt agreements, stockholder lawsuits, delisting of our stock and general damage to our reputation.

Covenants in our credit agreements may significantly restrict our business.

We currently maintain a working capital line of credit in the United States and a term loan in New Zealand through our New Zealand subsidiary. These credit facilities are described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Credit Facilities.” Under these credit facilities, we are subject to a variety of business and financial covenants that may significantly restrict our business, including restrictions on incurring additional debt, effecting a merger or consolidation with a third party and creating liens. We are also required to maintain certain annual net worth, tangible net worth, fixed charge coverage and loan-to-value ratios. We were not in compliance with our annual net worth and tangible net worth covenants under our U.S. credit facility as of December 31, 2010. We have obtained a waiver from the bank as of February 4, 2011, which waives any remedies available to the bank for lack of compliance with these covenants as of December 31, 2010 and for the five month period commencing on January 1, 2011 and ending on the expiration of this line of credit on May 31, 2011. Any future credit facilities may have similar, or more burdensome, covenants and restrictions. If we default on either of our credit agreements, our business and results of operations will be adversely affected.

We may be unable to obtain additional financing to grow our business, develop or enhance our products or respond to competitive pressures.

We may need to raise additional funds in the future in order to grow our business. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, our interest expense would increase. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our offerings through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our offerings, revenue, results of operations and financial condition. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product or service. In the past, we have relied in large part on funding from our stockholders, including through capital contributions and stockholder loans. Following this offering, we do not expect our stockholders to continue these financing activities and we may be more dependent on accessing financing in the market.

To the extent that we acquire complementary technologies, products or businesses in the future, we may experience difficulty integrating those additional acquisitions.

As a public company, we believe we have greater opportunities to make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisitions or investments are currently pending or planned. We cannot guarantee you that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	diversion of management’s attention during the acquisition and integration process;

•	costs, delays and difficulties of integrating the acquired company’s operations, products, technologies, systems and personnel into our existing operations and organization;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	adverse impact on earnings as a result of amortizing the acquired company’s intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

•	potential issuances of equity securities to pay for acquisitions, which may be dilutive to existing stockholders;

•	potential loss of customers or key employees of acquired companies;

•	impact on financial condition due to the cost or timing of the acquisition or failure to meet operating expectations for acquired businesses; and

•	assumption of unknown liabilities of the acquired company.

Any acquisitions of businesses, technologies, products or services may not generate sufficient revenue to offset the associated costs of the acquisitions or may result in other adverse effects.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock could fluctuate significantly after this offering. Factors that could cause volatility in the market price of our common stock include the other risks in this section, and in particular:

•	market conditions affecting our customers’ businesses, including general conditions in the global pulp and paper, wood products, biopower, charcoal and biofuels end-markets;

•	developments concerning intellectual property rights;

•	severe storms and natural disasters affecting our ability to conduct our business;

•	comments by securities analysts, including the publication of their estimates of our operating results;

•	actual and anticipated fluctuations in our operating results;

•	changes in existing laws, and government regulations and policies;

•	actions of stockholders, including sales of shares by our directors and executive officers;

•	additions or departures of key personnel; and

•	developments concerning current or future strategic alliances or acquisitions.

In recent years, the stock market has experienced significant volatility, particularly with respect to technology stocks. The volatility of technology stocks often does not relate to the operating performance of the companies represented by the stock. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from other business concerns.

Our principal stockholders will exercise significant control over our company.

After this offering, our stockholders, International Paper Company, MeadWestvaco Corporation and Rubicon Limited, will beneficially own, in the aggregate, shares representing approximately     % of our outstanding capital stock. Although we are not aware of any voting arrangements that will be in place among these stockholders following this offering, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Conflicts of interest may arise because some of our directors are representatives of our principal stockholders.

Messrs. Burton, Hundley, Liebetreu, Moriarty, Munson and Watkins, who are representatives of our stockholders, serve on our board of directors. As representatives of our stockholders, these directors are subject to the non-competition provisions of our stockholders agreement, which provide that, subject to the provisions of the license agreements between us and our three stockholders described below under “Certain Relationships and Related Party Transactions,” none of our stockholders may, during the time that such stockholder remains a stockholder of our company or for five years thereafter, engage in the business of genetically engineered trees anywhere in the world or engage in other tree-related business in any of the United States, New Zealand or Australia. Notwithstanding the foregoing, our stockholders may acquire other entities that participate in the restricted businesses, as long as they are limited to certain geographies and are incidental to the principal business and/or entity being acquired, and our stockholders may conduct research and development activities relating to tree breeding, production and related technologies, including genetic engineering of trees, but may not engage in related commercialization or sale activities. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, representatives of our stockholders are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Moreover, three of our stockholders own large blocks of shares. We cannot predict the effect, if any, that future public sales of these shares or the availability of these shares for sale will have on the market price of our common stock. Based on           on shares outstanding as of March 31, 2011, upon the completion of this offering, we will have outstanding           shares of common stock, assuming no exercise of outstanding stock appreciation rights. Of these shares,           shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and current stockholders have executed lock-up agreements preventing them from selling any stock they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section entitled “Underwriting.” The representatives of the underwriters may, in their sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of these lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional           shares will be eligible for sale in the public market. In addition, shares subject to outstanding stock appreciation rights under our equity incentive plans and shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately           shares of our common stock will have the right to require us to register these shares under the Securities Act of 1933, as amended, pursuant to a registration rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds from this offering to expand container production capacity, repay amounts due under our revolving credit facility and pursuant to loans from stockholders, potentially exercise our option to purchase a new manufacturing, research and development laboratory and headquarters facility and construct related infrastructure, fund research and development programs and product launches, and for working capital and other general corporate purposes including capital expenditures, expansion of other production capabilities and possibly acquisitions. We expect to continue to expend significant funds for research and product development and funds for selling, general and administrative expenses. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions of Delaware law, our charter documents and our loan agreements could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is generally necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We do not intend to pay cash dividends. We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In certain circumstances, we are prohibited by our loan agreements from paying cash dividends without the prior written consent of our lenders. In addition, any future indebtedness that we may incur could preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our shares of common stock listed on the Nasdaq Global Market in connection with this offering, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a stand-alone public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company, we will be subject to rules and regulations that regulate corporate governance practices of public companies, including the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended, and rules promulgated by Nasdaq. We expect that compliance with these public company requirements will make some activities more time consuming and may result in a diversion of management’s time and attention from revenue-generating activities. For example, we will create new board committees, adopt new internal controls and disclosure controls and procedures, and devote significant management resources to our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, beginning with our Annual Report on Form 10-K filed after our fiscal year ended March 31, 2012, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we may be required to devote additional management attention to rectify those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the plural or negative of these terms or other comparable terminology. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition.

You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from those expressed or implied by any forward-looking statements. Forward-looking statements in this prospectus include, among others, statements regarding:

•	preliminary results for the year ended March 31, 2011;

•	the impact of our biotechnology seedlings on the commercial forestry industry and on native forests;

•	our ability to expand our business and develop and commercialize new advanced and biotechnology seeding products;

•	the timing of the completion of the construction of our new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina and the timing of our exercise of the option to purchase that facility;

•	our occupation of our current headquarters facility until completion of our new headquarters facility;

•	our customers’ adoption of our advanced and biotechnology products, the anticipated prices of each of those products, and the average selling price of our products;

•	our ability to have biotechnology products deregulated and our expectations as to timing of our submissions of petitions for deregulation;

•	our expectation that we will be the first company to introduce biotechnology forestry products in our markets;

•	the increases in productivity that we expect our advanced and biotechnology products will provide;

•	our projections, expectations and assumptions related to consumption of wood globally and in our target markets;

•	the development of, and the consumption of wood by, the biopower and biofuels markets;

•	our ability to maintain relationships with existing customers and collaborators and attract new ones; and

•	our ability to protect our intellectual property rights.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA

Market data and certain industry data and forecasts included in this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies or industry publications and surveys. We have relied upon certain third-party publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe the third-party market and industry data and forecasts included in this prospectus is generally reliable, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts and projections are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts and projections we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $     , after deducting the underwriting discounts and estimated expenses of this offering and assuming we sell shares for $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares of common stock in full, we estimate that our net proceeds from this offering will be approximately $     .

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

We intend to use the net proceeds from this offering as follows:

•	to expand our container production capacity;

•	approximately $ for the repayment of all or a portion of outstanding debt under our revolving credit facility bearing interest at a rate of 5.0% and having a maturity date of May 31, 2011;

•	approximately $1,200,000 for the repayment of loans from our stockholders made in January 2011 bearing interest at a rate of LIBOR plus 3.0% (unless repaid by the maturity date, in which case all accrued interest will be forgiven) and having a maturity date of the earlier of July 15, 2011 or seven business days following either the closing of this offering or our receipt of proceeds from other sales of capital stock sufficient to repay the note;

•	up to $15,000,000 for the potential exercise of our option to purchase our new manufacturing, research and development laboratory and headquarters facility during the year ended March 31, 2012, plus additional amounts for the construction of related infrastructure; and

•	the balance for funding research and development programs and product launches, and for working capital and general corporate purposes, which may include capital expenditures, expansion of other production capabilities and possible investments in, or acquisitions of, complementary businesses, services or technologies.

As of the date of this prospectus, we cannot estimate the amount of net proceeds that will be used for any of the general corporate purposes described above. The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including the amount of net proceeds we receive in this offering, our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors.” In addition, we currently have no agreements or commitments with respect to any investment or acquisition and we are not currently engaged in negotiations with respect to any investment or acquisition. Accordingly, our management will have significant discretion in applying the net proceeds of this offering. Pending specific application of our net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. In addition, in certain circumstances, we are prohibited by our loan agreements from paying cash dividends without the prior written consent of the lender. Subject to the foregoing, our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate paying any dividends in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2010:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and after the application of the estimated net proceeds of this offering as described in the section entitled “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Effective June 1, 2010, we converted from a limited liability company to a corporation.

	As of December 31, 2010
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except share data)

Cash and cash equivalents	$2,133	$

Long-term debt, including current maturities(1)	$18,464	$
Stockholders’ equity (deficit)
Common stock, $0.001 par value, 50,000,000 shares authorized, 30,529,866 shares issued and outstanding, actual, shares issued and outstanding, as adjusted	31
Additional paid-in capital	29,828
Accumulated deficit	(10,958)
Accumulated other comprehensive loss	(298)

Total stockholders’ equity	18,603

Total capitalization	$37,067	$

(1)	Does not include $1.2 million of debt owing to our stockholders, which was incurred in January 2011.

The above table does not include 1,800,000 shares of common stock reserved as of           for future issuance under our 2010 Stock Option and Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of          , was $      , or approximately $      per share (assuming           shares outstanding as of          ). Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock.

After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of           would have been approximately $      , or approximately $      per share. This represents an immediate increase in net tangible book value per share of $      to our existing stockholders and an immediate dilution in net tangible book value of approximately $      , or approximately $      per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the option to purchase additional shares of common stock granted to the underwriters or the use of net proceeds from this offering:

Assumed initial public offering price per share		$
Net tangible book value per share as of	$
Increase per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $      , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our net tangible book value per share after this offering by $      per share and the dilution in net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of          , the number and percentage of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors in this offering. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and before deducting underwriting discounts and estimated offering expenses payable to us:

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

If the underwriters exercise their option to purchase additional shares of common stock in full, the number of shares of common stock held by new investors will increase to          , or  percent of the total number of shares of our common stock outstanding after this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended March 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 and 2009 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The selected consolidated statement of operations data presented below for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data presented below as of March 31, 2007 and 2008 and December 31, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated statement of operations data for the quarter ended March 31, 2007 has been derived from unaudited consolidated financial statements not included in this prospectus. Our consolidated statement of operations data for the nine months ended December 31, 2009 and 2010 and the selected consolidated balance sheet data presented below as of December 31, 2010 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Results for interim periods are not necessarily indicative of results for a full fiscal year. The financial data listed under “Other Selected Data” below has been derived from the audited and unaudited consolidated financial statements noted above, as well as from our internal records of our operations. Historical results are not necessarily indicative of results for future periods. This selected consolidated financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

For the past three years, our fiscal year has ended on March 31. Prior to the year ended March 31, 2008, our fiscal years ended on December 31. Therefore, there is a stub period for the quarter ended March 31, 2007.

Prior to October 2007, our business was focused on research and development with no product revenue. In October 2007, our current stockholders contributed to us substantially all of their commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia, which enabled us to start generating operating revenue. As a result, only the U.S. operations seedling season (December 2007 to March 2008) was reflected in our revenue for the year ended March 31, 2008. Sales made during the New Zealand and Australian operations seedling season (June 2007 to September 2007) were not part of our revenue for the year ended March 31, 2008 because they occurred prior to the October 2007 contribution.

	Year Ended		Quarter Ended				Nine Months Ended
	December 31,		March 31,	Year Ended March 31,			December 31,
	2005	2006	2007	2008	2009	2010	2009	2010
	(In thousands)

Consolidated Statement of Operations Data:
Revenue	$1,173	$880	$0	$18,182	$23,680	$21,576	$9,583	$11,083
Cost of revenue	—	—	—	15,667	15,840	16,381	6,927	7,055

Gross profit	1,173	880	0	2,515	7,840	5,195	2,656	4,028
Operating expense
Research and development(1)	13,528	9,264	2,793	10,212	13,833	11,206	7,836	9,171
Selling, general and administrative(2)(3)	5,931	5,158	1,085	9,709	7,599	7,139	5,194	7,866
Depreciation and amortization	343	398	157	679	813	780	665	444
Loss on impairment of intangible assets(4)	—	—	—	203	643	213	200	154
Restructuring charge(5)	310	—	—	183	493	101	—	—
Other operating expense (income)	4	(233)	(74)	(387)	(464)	(234)	(185)	(185)

Total operating expense	20,116	14,587	3,961	20,599	22,917	19,205	13,710	17,450

Loss from operations	(18,943)	(13,707)	(3,961)	(18,084)	(15,077)	(14,010)	(11,054)	(13,422)
Total interest income (expense), net	77	136	24	3	(269)	(646)	(435)	(765)

Net loss(6)	$(18,866)	$(13,571)	$(3,937)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)

	As of		As of				As of
	December 31,		March 31,	As of March 31,			December 31,
	2005	2006	2007	2008	2009	2010	2010
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,220	$2,532	$1,943	$2,054	$1,624	$3,742	$2,133
Total assets	8,409	8,299	7,868	40,805	36,644	42,345	50,878
Long-term debt, net of current maturities(7)	—	—	—	—	168	11,675	4,356
Total liabilities	7,459	1,362	1,221	7,996	14,215	23,199	32,275
Total members’/stockholders’ equity	950	6,937	6,647	32,809	22,429	19,146	18,603

	Year Ended		Quarter Ended					Nine Months Ended
	December 31,		March 31,	Year Ended March 31,				December 31,
	2005	2006	2007	2008	2009	2010		2009	2010
	(In thousands, except average selling price and per share data)

Other Selected Data:
Total seedlings shipped	—	—	—	278,537 (8)	286,147		239,958	71,386		61,880
Average selling price per 1,000 seedlings(9)	—	—	—	$65	$83		$90	$134		$179
EBITDA(10)	$(18,600)	$(13,309)	$(3,804)	$(17,165)	$(13,676)		$(12,560)	$(9,932)		$(12,423)
Loss per share(11)	$(1.58)	$(0.91)	$(0.23)	$(0.92)	$(0.62)		$(0.54)	$(0.43)		$(0.48)
Pro forma loss per share(11)						$			$

(1)	The decrease in research and development expense for the year ended March 31, 2010 as compared to the year ended March 31, 2009 was attributable to our cost mitigation program in light of the impact of the worldwide economic downturn on our primary end-markets. For the year ending March 31, 2011, we expect that our research and development spending will return to levels consistent with the year ended March 31, 2009, and may increase further.

(2)	Our selling, general and administrative expense for the year ended March 31, 2008 included significant legal and accounting fees in connection with the asset contribution in October 2007.

(3)	The decrease in selling, general and administrative expense for the year ended March 31, 2010 as compared to the year ended March 31, 2009 was attributable to our cost mitigation program in light of the impact of the worldwide economic downturn on our primary end-markets. We expect that our selling, general and administrative expense will increase as we focus on increasing our global market share and continuing to build brand awareness and in preparation for becoming and operating as a public company.

(4)	Impairment of intangible assets is attributable to the abandonment of patents and patents-in-progress that are no longer of strategic interest. The amounts recorded for the years ended March 31, 2008, 2009 and 2010 and the nine months ended December 31, 2009 and 2010 represent impairment charges for the abandonment of patents-in-progress.

(5)	During the years ended March 31, 2008 and 2009, we undertook several restructuring actions in connection with the integration of the operations contributed in 2007. In the year ended March 31, 2010, due to the economic downturn, we suspended operations at one of our U.S. nurseries.

(6)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, we were treated as a partnership for U.S. income tax purposes and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected in our consolidated statement of operations, nor does the consolidated balance sheet contain an amount for deferred tax expense in recognition of tax effects of temporary differences prior to our conversion. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

(7)	Includes $0.2, $0.2 and $0.2 million of capital lease obligations as of March 31, 2009 and 2010 and December 31, 2010, respectively. Does not include $8.0, $3.2 and $14.1 million of current portion of obligations as of March 31, 2009 and 2010 and December 31, 2010, respectively. Also does not include $1.2 million of debt owing to our stockholders, which was incurred in January 2011.

(8)	This amount excludes approximately 26 million seedlings shipped in Australia and New Zealand during the year ended March 31, 2008 by certain entities prior to our acquisition thereof in the October 2007 combination transaction described in the section entitled “Certain Relationships and Related Party Transactions — Asset Contribution.”

(9)	Average selling price reflects revenue divided by thousands of seedlings sold. Revenue includes both revenue from seedling sales and other revenue, including revenue from government grants of $0, $0 and $1.1 million for the years ended March 31, 2008, 2009 and 2010, respectively, and $0.8 and $0.8 million for the nine months ended December 31, 2009 and 2010, respectively.

(10)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use EBITDA to plan, forecast and monitor our day-to-day operating performance and capital structure. We further believe that providing this information allows investors greater transparency and a better understanding of our ability to plan our operating cash requirements and make long-term capital spending commitments. EBITDA does not represent net loss or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash requirements. EBITDA is not a recognized measurement under GAAP, and investors should not consider EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net loss, operating income or net cash provided by operating activities. EBITDA has other limitations as an analytical tool, when compared to the use of net loss, which is the most directly comparable GAAP financial measure, including: (i) EBITDA does not reflect the interest expense we incur as a result of our debt leverage and (ii) EBITDA does not reflect any attribution of costs to our operations related to our capital expenditures through depreciation and amortization charges.

The following is a reconciliation of net income to EBITDA:

	Year Ended		Quarter Ended				Nine Months Ended
	December 31,		March 31,	Year Ended March 31,			December 31,
	2005	2006	2007	2008	2009	2010	2009	2010
	(In thousands)

Net loss(a)	$(18,866)	$(13,571)	$(3,937)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)
Added back:
Depreciation included in cost of revenue	—	—	—	240	588	670	457	555
Depreciation and amortization	343	398	157	679	813	780	665	444
Interest expense (income), net	(77)	(136)	(24)	(3)	269	646	435	765

EBITDA	$(18,600)	$(13,309)	$(3,804)	$(17,165)	$(13,676)	$(12,560)	$(9,932)	$(12,423)

(a)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, for U.S. tax purposes, we were treated as a partnership and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected on the statements of operations. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

(11)	Upon our conversion from a limited liability company to a corporation on June 1, 2010, our limited liability company members received a total of 30 million shares of stock for their members’ equity interests. For the periods prior to conversion, for purposes of determining the weighted average number of common stock shares outstanding, we computed the equivalent number of shares based on the conversion ratio we used on June 1, 2010.

The following table presents the calculation of historical basic and diluted net loss per common share:

	Year Ended		Quarter Ended				Nine Months Ended
	December 31,		March 31,	Year Ended March 31,			December 31,
	2005	2006	2007	2008	2009	2010	2009	2010
	(In thousands)

Net loss(a)	$(18,866)	$(13,571)	$(3,937)	$(18,081)	$(15,346)	$(14,656)	$(11,489)	$(14,187)
Weighted average shares outstanding	11,905	14,941	17,475	19,558	24,677	27,078	26,864	29,824
Loss per share, basic and diluted	$(1.58)	$(0.91)	$(0.23)	$(0.92)	$(0.62)	$(0.54)	$(0.43)	$(0.48)

As discussed under “Use of Proceeds”, we intend to use approximately $ of the net proceeds of this offering to repay debt outstanding under our credit facility. The pro forma loss per share, basic and diluted, represents loss per share assuming repayment of this debt as of April 1, 2009. Had this debt been repaid as of April 1, 2009, we would have avoided interest expense of approximately $ and $ for the year ended March 31, 2010 and the nine months ended December 31, 2010, respectively. At an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, shares are required to pay down this amount of debt. These shares have been considered outstanding for all periods in the calculation of pro forma loss per share.

	Year Ended March 31, 2010			Nine Months Ended December 31, 2010
	Actual	Adjustment	Pro forma	Actual	Adjustment	Pro forma
	(In thousands, except per share data)

Interest income(expense), net	$(646)			$(765)
Net loss(a)	$(14,656)			$(14,187)
Net loss per common share, basic and diluted	$(0.54)			$(0.48)
Shares used in computing net loss per common share, basic and diluted	27,078			29,824

(a)	On June 1, 2010, we converted from a non-taxable limited liability company to a taxable corporation. From our inception to May 31, 2010, for U.S. tax purposes, we were treated as a partnership and as a result our income (loss) was passed through to our limited liability company members. Consequently, income tax expense is not reflected on the statements of operations. Subsequent to our conversion to a taxable corporation, no income tax benefit has been reflected due to recording of a full valuation allowance on our net deferred tax assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” Our fiscal year ends on March 31 of each year. All currency translations from New Zealand dollars to U.S. dollars specifically identified in this section are based on the rate set forth in the H.10 statistical release of the Federal Reserve Board as of the date indicated.

Overview

We believe we are the world’s leading developer of biotechnology tree seedling products, one of the largest providers of conventional and technology-enhanced seedlings to the forestry industry and the only integrated global commercial seedling company. We are focused on improving and selling the most widely grown commercial forestry species in some of the largest markets in the world. Our products are designed for use by our customers in the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets and the emerging biofuels market. We have a base of over 5,000 customers, including some of the largest land owners and managers in the United States, New Zealand and Australia, and in the year ended March 31, 2010, we sold 240 million seedlings in these markets. We also have a growing presence in Brazil through collaborations with the country’s leading pulp producers. Based on our research and estimates, we believe that our high-value, technology-enhanced seedling products, including our pipeline of advanced and biotechnology products, improve the productivity of a given acre of land by enabling our customers to grow trees that yield more wood per acre with greater consistency and quality in a shorter period of time. The combination of our fully integrated business model, proprietary technology and established customer base creates a scalable platform that we are using to develop and commercialize the next generation of seedling products. We do not currently sell any biotechnology products and, prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. We believe, but cannot guarantee, our biotechnology products will revolutionize productivity standards in the forestry industry and have an impact on that industry similar to the impact that biotechnology crops have had on the agricultural industry.

We are currently the only commercial seedling company with products spanning the entire technology spectrum, from conventional and advanced seedlings, which we currently offer, to biotechnology seedlings, which are currently in development. As a result, no single entity competes with us in commercial sales across the full range of our business. We have a pipeline of six advanced and 15 biotechnology products in development. These technology-enhanced products are designed to improve the growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency of trees. Our freeze-tolerant tropical eucalyptus product is the first and only biotechnology forestry product under review for deregulation by the United States Department of Agriculture, or USDA. In addition, we have over 140 active field tests for biotechnology products and the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil. As of March 31, 2011, we operated 13 nurseries, 15 seed orchards, 20 distribution centers and three research and development facilities located throughout the Southeastern United States, New Zealand and Australia, as well as an office in Brazil.

We operate as a single operating segment. For the year ended March 31, 2010, 76% of our revenue was generated from customers located in the United States, 19% from customers located in New Zealand and 5% from customers located in Australia. While the majority of our revenue and expense is currently denominated in U.S. dollars, most of our revenue and expense outside of the United States is denominated in local currencies. As a result, we may be exposed to foreign currency fluctuations when we convert the results of our non-U.S. operations from their functional currency into U.S. dollars for inclusion in our consolidated results. Historically, the foreign exchange impact on our results has been immaterial; however, it may increase in the future, particularly as our revenue and gross margin increases in our non-U.S. operations.

Our results are highly seasonal, with planting for our U.S. operations occurring primarily in April and May and harvesting and delivery to customers occurring between December and March. This seasonality is partially balanced by the growing cycle in our New Zealand and Australia operations, where planting occurs primarily in October and November and harvesting and delivery to customers occurs between June and September. We expect this balancing effect to increase as our international operations grow and new products, such as our tropical eucalyptus seedling product, which has a different growing and sales cycle, are introduced. Currently, our seasonality tends to result in higher operational expenses, a net loss and a net use of cash during the first three quarters of our fiscal year and significant generation of revenue and net cash in our fourth fiscal quarter. In addition, quarter to quarter, we may experience fluctuations in the mix of our products resulting in variations in revenue, average selling price and gross margins.

We experience 12 to 24 month lead times on delivery of our seedlings depending on the type of seedling. Our conventional products must grow from seeds to seedlings, typically over a period of approximately nine months, followed by a harvesting period of approximately three months. In the case of varietal pine seedlings, this lead time typically increases to a total of up to 24 months due to the longer production time required for the varietal manufacturing process, and this will also typically be the case for our future pine biotechnology products. We base the number of seedlings we plant on our expectations of customer demand, which take into account customer input, purchasing history, existing long-term contracts, feedback from our sales force and market conditions. We typically set our pricing for products sold in the United States in March, and our pricing for products sold in New Zealand and Australia in September, in each case, just before we plant our seedlings. A significant majority of our U.S. customers place their orders between April and October. In New Zealand and Australia, where we have long-term contracts with a number of our customers, we often have meaningful indications of customer demand as early as October and November. Our yield from planting may vary as a result of conditions during the growing season, particularly the weather.

Our five primary end-markets are the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets, and the emerging biofuels market. As a result, our customer demand may be impacted by factors affecting these end-markets. During the year ended March 31, 2010, each of these end-markets, and particularly the traditional end-markets, was impacted by the worldwide economic downturn, which resulted in reduced seedling planting by our customers as they chose to harvest fewer of their existing trees. In response, we reduced our production volumes and implemented various cost mitigation programs during the year ended March 31, 2010, which impacted our overall expenditure levels and also resulted in a restructuring charge of $0.1 million as we temporarily suspended operations at one of our U.S. nurseries. As part of our cost mitigation program, we elected not to pay employee bonuses for the year ended March 31, 2009. In addition, for the year ended March 31, 2010, we reduced our annual investment in research and development by 19% to $11.2 million from $13.8 million for the prior year. We anticipate that our spending in the year ending March 31, 2011, and in particular, our investment in research and development spending, will return to levels consistent with the year ended March 31, 2009, and may increase further. In November 2010, we signed a build-to-suit and lease agreement with Forestry Research Holdings, LLC for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which we intend to occupy upon its anticipated completion by the end of 2011. The agreement includes an option for us to purchase the facility, which we may exercise during the year ended March 31, 2012 using net proceeds from this offering.

Our pine products range in price from approximately $45 to $70 per 1,000 seedlings for our conventional open-pollinated seedlings to over $400 per 1,000 seedlings for a varietal product of the same species that has been designed to provide customers with higher returns on their investment. As our customers have transitioned to our higher-value products, which consist of our “elite” open-pollinated seedlings, our mass-control pollinated seedlings and our varietal seedlings, sales of these products have grown from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010, with increasing sales of MCP and varietal seedlings each year. This shift in sales to our higher-value products also drove the 15.5% increase in our U.S. average selling price over the same period. We expect our average selling prices and gross margins to increase further as we introduce our biotechnology products. As we introduce new advanced and biotechnology products, it is likely that demand for our conventional products will decrease and that we may need to write down our inventory of conventional seeds. We have a pipeline of technology-enhanced products in field tests in the United States, New Zealand, Australia and Brazil.

We expect that the percentage of our revenue from sales of advanced products will continue to grow. Prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. We will not generate revenue from our biotechnology products unless and until one of our biotechnology products completes the applicable regulatory processes, as described in “Business—Government Regulation” on page 104. We submitted our initial petition for the deregulation of our freeze-tolerant tropical eucalyptus product to the USDA in December 2008 and resubmitted that petition in January 2011 to include additional data. We expect to submit petitions for the deregulation of our short rotation loblolly pine and short rotation populus products to the USDA for review in the next two to four years. We expect to make regulatory submissions to Comissão Técnica Nacional de Biossegurança, or CTNBio, the governmental agency in Brazil that regulates biotechnology products, for our short rotation tropical eucalyptus product in the next three to four years and for our improved pulping tropical eucalyptus product in the next four to five years.

Historically, we have incurred significant losses, largely attributable to our investment in research and development. For the years ended March 31, 2008, 2009 and 2010, we generated revenue of $18.2 million, $23.7 million and $21.6 million, respectively, and had net losses of $(18.1) million, $(15.3) million and $(14.7) million, respectively. We expect that we will continue to incur net losses for the next several years.

History

We were formed in February 2000 by combining all of the biotechnology forestry research and development programs of three leading forest products companies: Fletcher Challenge Limited (now Rubicon Limited, a New Zealand-based company), International Paper Company and Westvaco Corporation (now MeadWestvaco Corporation). Each company independently developed its own biotechnology forestry research programs over decades of significant investment, and the combination provided us with a broad portfolio of intellectual property and a strong biotechnology base. Due to our resulting technology leadership position and the inherent tree growth time associated with this tree improvement research, we believe we are decades ahead of any new market entrants seeking to develop and commercialize products and technology comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future. The combination also provided us with a long-term financial commitment from our stockholders. Following this initial combination, in October 2007, our stockholders further contributed to us substantially all of their commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia. Our stockholders’ aggregate investment over the past ten years, including the fair value of the assets contributed, has totaled more than $200 million.

The October 2007 transaction significantly changed our competitive position, as it provided us with the platform from which to commercialize the products we develop by giving us ownership of one of the largest and most diverse repositories of germplasm in the world, demonstrated production and distribution capabilities and an established customer base of land owners and managers. As a result, we immediately transitioned from a research-based business to a fully integrated commercial developer and provider of conventional and technology-enhanced tree seedlings, and began selling conventional seedlings to many of the same customers previously served by our stockholders. In our first full fiscal year following the contribution, we generated $23.7 million in revenue from the global commercial sales of approximately 278 million seedlings and also recorded a net loss of $(15.3) million.

In anticipation of this asset contribution, we changed our fiscal year-end from December 31 to March 31 to match more closely the growing, harvesting and selling cycle of our U.S. products. As a result, there is a stub period for the quarter ended March 31, 2007.

Our revenue for the year ended March 31, 2008 reflects only our U.S. operations, for which seedling harvesting and sales occur between December and March. Harvesting and sales related to our operations in New Zealand and Australia, which occur primarily between June and September, are not included in our revenues for the year ended March 31, 2008 because they occurred prior to the October 2007 contribution. Related to the contribution transaction, we recorded charges of $1.6 million in cost of revenue and

$2.3 million in selling, depreciation and amortization for the year ended March 31, 2008, as well as restructuring costs of $0.2 million and $0.5 million in the year ended March 31, 2008 and 2009, respectively, as we integrated the contributed businesses.

As of June 1, 2010, we converted from a limited liability company to a corporation, changing our name from “ArborGen, LLC” to “ArborGen Inc.”

Statement of Operations

Revenue

We currently derive revenue primarily from the sale of our seedling products. As described above, our revenue is highly seasonal, with substantially all of our U.S. revenue generated between December and March, and substantially all of our New Zealand and Australian revenue generated between June and September. The timing of our harvest and seedling shipments in the United States depends upon weather conditions in December and January, which could shift our sales between the third and fourth quarter in any particular fiscal year. A similar shift may occur in the first and second quarters related to the timing of our harvest and seedling shipments in New Zealand and Australia. In addition, our revenue year-to-year can be affected by the timing of the launch of new products.

Revenue from sales of our products is recognized upon transfer of title to our customers. Some of our customers enter into agreements to pay for products or services in advance of delivery, and we record those prepaid amounts as deferred revenue until the product is shipped to the customer. Under our standard purchase order for sales in the United States, which establishes the terms and conditions for the majority of our sales, our customers pay the full purchase price not later than 30 days after the delivery date. A majority of our customer contracts in New Zealand and Australia are for more than one year and typically contain deposit requirements. In most cases, our customers in New Zealand and Australia pay 20% of the purchase price upon signing, an additional 20% of the purchase price not later than 120 days prior to the targeted delivery dates and the remaining 60% of the purchase price not later than 30 days after the actual delivery dates. We have also entered into, and may continue to enter into, long-term seedling production contracts with several of our largest U.S. customers. For example, we have entered into a long-term seedling contract with one of our largest customers to supply at least 85% of its required seedlings for its properties in Arkansas, Louisiana, Oklahoma and Texas, subject to certain offsets, over the next ten years. In the future, we anticipate that some of our long-term customer contracts for our higher-value products will incorporate terms for advance deposits prior to the shipment of seedlings. These advance deposits would be accounted for as deferred revenue until the product is shipped to the customer.

We also receive revenue from grant contracts awarded by U.S. federal and state governments. In the year ended March 31, 2010, we received grants of $1.0 million, which we recorded as revenue. Prior to the year ended March 31, 2010, the grants received were not material and the grants and related expenses were recorded in research and development expense. Revenue from our grant contracts is influenced by the timing of various contract progress milestones but is not otherwise significantly seasonal.

Cost of Revenue

Cost of product revenue comprises the cost of labor, raw materials and third-party services related to growing, harvesting, packaging and shipping our seedlings, as well as charges related to the value of our inventory and depreciation expense for assets directly related to the production of our products. Labor costs for our employees involved in the production of our products are a significant portion of our cost of revenue. For the years ended March 31, 2008, 2009 and 2010, labor costs were 11%, 27% and 20% of cost of revenue, respectively. These costs are comprised of the direct costs of our employees at our global nurseries and orchards, as well as seasonal labor costs to augment our resources during planting and harvest times. Raw materials costs include costs for seeds, as well as fumigation and pesticide, and generally have increased in line with global inflation rates. Third-party services include contract labor, other professional services related to our field operations and consulting services and cost of outsourcing. To satisfy increased customer demand, we also outsource the production of some of our containerized and varietal products to independent contractors. We currently outsource only a small percentage of seedlings sold, but as we expand our operations generally and our sale of containerized products in particular, we expect to outsource a larger percentage of our seedling production to third parties.

Charges related to the value of our inventory consist primarily of write-offs of our seedling inventory and charges to increase our seed inventory valuation reserve. Our seedling inventory generally must be sold within 12 months of being planted. Accordingly, we generally destroy and write off any remaining seedling product at the end of each growing season to allow for the planting of the next season’s crop. Unsold seedling inventory that must be written off usually results from changes in customer demand. The largest portion of our inventory is in the United States, for which sales and delivery to customers generally occurs between December and March. As a result, any unsold seedling inventory in the United States typically results in a charge in the fourth fiscal quarter. For our seed inventory, we consider inventory levels and product life cycles, and we generally write down inventory to net realizable value, as a result of obsolescence or slow movement, based on forecasted product demand. Actual demand and market conditions may differ from our projections, which could result in further write-offs.

Occasionally, our customers receive damaged seedlings. We may replace those seedlings depending on the specific facts and circumstances. For example, during the year ended March 31, 2008, our seedlings experienced a higher than usual mortality rate in certain areas in the United States following an unusually cold and dry harvest season. To maintain customer relationships, customers were offered replacement seedling agreements to offset planting losses. Accordingly, we recorded a product replacement reserve of $0.6 million in cost of revenue. We have since modified certain of our harvesting procedures and subsequently have not experienced these issues. We may incur charges for product replacement reserves from time to time in the future; however, based on historical experience, we expect these amounts, if any, to be immaterial. We estimate the need for additional reserves at each period end using historical experience and input from our customers. Other than the reserve we recorded in the March 31, 2008 fiscal year, additional reserves have been insignificant. Actual replacement costs could vary from our allowance estimates for a number of reasons, including, among others, unusually severe weather patterns, particularly those occurring during our harvest season. If actual costs are significantly higher, or we adjust the estimates we use to establish these allowances, our cost of revenue could vary from period to period. We have historically not allowed for product returns other than for these replacement situations.

In connection with the revenue we receive from our grant contracts, cost of revenue also includes the direct labor costs of engineering resources committed to research and development contracts, third-party consulting, travel and associated direct material costs, as well as overhead expenses such as indirect engineering labor, occupancy costs associated with the project resources, engineering tools and supplies and program management expenses.

Gross Profit/Gross Margin

Gross margin is the percentage derived by dividing gross profit by revenue. Our gross margin varies according to the mix of products sold. We expect that our gross margin will increase over time as we introduce new products and transition our customers to our higher-value, and, in the future, biotechnology products. Our introduction of new advanced and biotechnology products could also result in lower demand for conventional seedlings, which may lead to an increased write-down of our seed inventory for these products during those periods. Due to the seasonal nature of our business, which tends to result in higher expenses during the first three quarters of our fiscal year and significant generation of revenue in our fourth fiscal quarter, gross margin for a fiscal quarter is not a meaningful indication of full-year gross margin and is therefore not comparable with gross margin for prior annual periods.

Research and Development Expense

Research and development expense consists primarily of:

•	salaries and related costs for our scientists;

•	costs for materials used in product development;

•	costs for third-party licensing, academic programs and intellectual property;

•	costs for initiating and managing field tests; and

•	allocated facility costs.

Over the past three years, we have significantly expanded our research and development activities and expect to continue this expansion in the future. Substantially all of our in-house research and development is performed in the United States, although we maintain small product development staffs in both New Zealand and Brazil. We are committed to increasing the pace of new product development as we strive to enhance our ability to create new and innovative seedling products for use by our customers in existing forestry end-markets as well as new and emerging end-markets. Accordingly, we anticipate that our research and development expense will increase for the foreseeable future.

In addition, we incur research and development expenses under grant contracts with both U.S. federal and state governments. Starting in the year ended March 31, 2010, these expenses under grant contracts have been classified as cost of revenue rather than research and development expense. Prior to the year ended March 31, 2010, the grants and related expenses were not material and were recorded in research and development expense. In addition, some of our research and development programs are partially funded by collaborations with commercial entities. The expenses and related funding for these programs were not material and were recorded in research and development expense.

Selling, General and Administrative Expense

Our selling, general and administrative, or SG&A, expense consists primarily of:

•	salaries and related costs for executives and administrative personnel;

•	professional services costs;

•	salaries and related costs for sales and marketing personnel;

•	occupancy and other overhead costs;

•	advertising, marketing and other brand-building costs; and

•	allocated facility costs.

As we focus on increasing our global share of the commercial forestry tree seeding market and on continuing to build brand awareness, we anticipate that SG&A expense will continue to increase for the foreseeable future. As a percentage of revenue, however, we generally expect SG&A costs to gradually decline over the next several years as our revenue grows. In the short term, however, we expect that our general and administrative expenses will increase in preparation for becoming and operating as a public company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, directors’ and officers’ liability insurance, increased professional services and a new investor relations function.

Depreciation and Amortization Expense

We capitalize equipment and buildings that we own and depreciate the costs of those assets over their estimated useful lives. Depreciation of assets directly related to the production of our products is charged to cost of revenue. The remaining depreciation expense is recorded as an operating expense. We also capitalize certain intangible assets, primarily patents, and we amortize the costs of those intangibles over their useful lives.

Loss on Impairment of Intangible Assets

Impairment of intangible assets occurs primarily when we abandon patents and patents-in-progress that are no longer of strategic interest. We perform a review of our intangible assets on a quarterly basis, and we record loss on impairment of assets if the review indicates that the fair market value of the intangibles is less than the recorded value.

Restructuring Expense

In the years ended March 31, 2008 and 2009, we undertook several restructuring actions in connection with the integration of the operations contributed to us in October 2007. The costs relating to those restructurings were $0.2 million and $0.5 million, respectively. In the year ended March 31, 2010, due to the worldwide economic downturn, we suspended operations at one of our U.S. nurseries at a cost of $0.1 million, as described above.

Other Operating Expense (Income)

Other operating expense (income) includes job development credits granted by the State of South Carolina in connection with increased in-state employment.

Stock-Based Compensation Expense

To date, we have not incurred stock-based compensation expense because the appreciation rights held by our employees entitle them to payment in cash or stock, at the discretion of our board of directors, upon a sale event (including a sale of our business or an initial public offering) that has not yet occurred. In connection with this offering, the holders of appreciation rights will become entitled to receive a payment for each appreciation right they hold equal to the difference between 0.00001% of our value, based on the offering price, the number of shares issued prior to the event and the adjusted initial base price of the appreciation right. For additional information refer to the section below entitled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.” Our board of directors may settle these amounts in cash or shares of our common stock net of tax withholding obligations. We expect to incur $      in stock-based compensation expense upon the closing of this offering, based upon an assumed initial public offering price of $     , which is the midpoint of the estimated price range set forth on the cover page of this prospectus. In the future, we also expect to incur stock-based compensation expense in connection with stock awards to be granted.

Income Tax Benefit (Expense)

Since we have operated as a limited liability company from inception to May 31, 2010, any U.S. federal or state income tax liability or benefit had, prior to our conversion to a corporation, passed through to our members. As a result, we have not recorded any income tax expense or benefit in our consolidated statements of operations, or any tax assets or liabilities on our consolidated balance sheets relating to our operations in the United States. In the future, we will record tax benefits or expense in conjunction with our annual operating results, although we do not expect to do so in the short term because we expect that the deferred tax assets resulting from anticipated losses will be fully offset by a valuation allowance. As a result, we expect that those losses will not give rise to a deferred tax benefit in our consolidated statements of operations in the short term.

Results of Operations

The table below sets forth our results of operations for the periods shown, including as a percentage of revenue, with all percentages calculated based on non-rounded numbers:

	Year Ended March 31,						Nine Months Ended December 31,
	2008		2009		2010		2009		2010
	(In millions, except %)

Revenue	$18.2	100.0%	$23.7	100.0%	$21.6	100.0%	$9.6	100.0%	$11.1	100.0%
Cost of revenue	15.7	86.2	15.9	66.9	16.4	75.9	6.9	72.3	7.1	63.7

Gross profit	2.5	13.8	7.8	33.1	5.2	24.1	2.7	27.7	4.0	36.3
Operating expense:
Research and development	10.2	56.2	13.8	58.4	11.2	51.9	7.8	81.8	9.2	82.7
Selling, general and administrative	9.7	53.4	7.6	32.1	7.1	33.1	5.2	54.2	7.9	71.0
Depreciation and amortization	0.7	3.7	0.8	3.4	0.8	3.6	0.7	6.9	0.4	4.0
Loss on impairment of intangible assets	0.2	1.1	0.6	2.7	0.2	1.0	0.2	2.1	0.1	1.4
Restructuring charge	0.2	1.0	0.5	2.1	0.1	0.5	0	0	0	0
Other operating (income), net	(0.4)	(2.1)	(0.5)	(2.0)	(0.2)	(1.1)	(0.2)	(1.9)	(0.2)	(1.7)

Total operating expense	20.6	113.3	22.8	96.8	19.2	89.0	13.7	143.1	17.4	157.4

Loss from operations	(18.1)	(99.5)	(15.0)	(63.7)	(14.0)	(64.9)	(11.0)	(115.3)	(13.4)	(121.1)

Other income (expense), net:
Interest income	0.1	0.6	0	0.1	0	0.1	0	0.1	0	0.2
Interest expense	(0.1)	(0.6)	(0.3)	(1.3)	(0.7)	(3.0)	(0.5)	(4.6)	(0.8)	(7.1)

Net loss	$(18.1)	(99.4)%	$(15.3)	(64.8)%	$(14.7)	(67.9)%	$(11.5)	(119.9)%	$(14.2)	(128.0)%

The table below sets forth a reconciliation of adjusted gross profit and adjusted gross margin to the most directly comparable GAAP measures. Adjusted gross profit and adjusted gross margin are our gross profit and gross margin, respectively, less certain costs. We believe that adjusted gross profit and adjusted gross margin, when viewed with our GAAP results and the accompanying reconciliations, provide useful information for investors and for evaluating our operating performance because these measures adjust for items that we believe are not representative of our operating performance. Adjusted gross profit and adjusted gross margin, however, are not recognized measurements under GAAP and should not be considered as an alternative to any measure of financial performance calculated in accordance with GAAP. The table does not include data for the nine months ended December 31, 2010 and 2009. Due to the seasonal nature of our business, which tends to result in higher expenses during the first three quarters of our fiscal year and significant generation of revenue in our fourth fiscal quarter, gross margin for a fiscal quarter or portion of the fiscal year is not a meaningful indication of full-year gross margin and is therefore not comparable with gross margin for prior annual periods.

	Year Ended March 31,
	2008			2009			2010
	Gross	Gross		Gross	Gross		Gross	Gross
	Profit	Margin		Profit	Margin		Profit	Margin
	(In millions, except %)

Gross profit/Gross margin	$2.5	13.8%		$7.8	33.1%		$5.2	24.1%
October 2007 asset contribution-related items:
Reserve for older generation seed(1)	0.8	4.4		—	—		0.9	4.2
Initial vacation accrual(2)	0.2	1.1		—	—		—	—
Product replacement reserve(3)	0.6	3.3		—	—		—	—

Total	1.6	8.8		—	—		0.9	4.2
Bonus accrual variance(4)	—	—		(0.2)	(0.8)		—	—
Restructuring of nursery operations(5)	—	—		—	—		0.1	0.5
Grant contracts(6)	—	—		—	—		0.3	1.4
Seedling write-off(7)	0.2	1.1		0.9	3.8		0.9	4.2

Adjusted gross profit/Adjusted gross margin	4.3	23.7	(8)	8.5	36.1	(6)(7)	7.4	34.4	(6)(7)

(1)	Following our acquisition of seed inventory as part of the October 2007 asset contribution, we established an initial reserve for the oldest generation seed in the inventory. As we developed our understanding of customer demand for our products following the asset contribution, we refined our standards for aged inventory reserves and added an additional reserve for older seed in the year ended March 31, 2010.

(2)	Following the asset contribution, we established an initial vacation accrual for employees involved in the nursery and orchard operations that were contributed to us.

(3)	In the initial period following the asset contribution, as we took over the operations that were contributed to us, our seedlings experienced a higher than usual mortality rate in certain areas in the United States following an unusually cold and dry harvest season. To maintain customer relationships, some customers were offered replacement seedling agreements to offset planting losses, for which we established a reserve. We have since modified certain of our harvesting procedures and subsequently have not experienced these issues. We may incur charges for product replacement reserves from time to time in the future; however, based on historical experience, we expect these amounts, if any, to be immaterial.

(4)	As part of our cost mitigation program, we elected not to pay employee bonuses for the year ended March 31, 2009. We normally accrue for bonuses on an annual basis. Accordingly, for greater comparability between years, we have included an adjustment to reflect bonuses at the level originally accrued for the year ended March 31, 2009.

(5)	In connection with the suspension of operations at one of our U.S. nurseries as part of our cost mitigation plan, we wrote off deferred costs associated with fumigation in the year ended March 31, 2010.

(6)	As described above, in the year ended March 31, 2010, we began including grant contract revenue and associated costs in revenue and cost of revenue, respectively. In prior years, grants and expense related to these grant contracts were recorded as a net offset to research and development expense. In general, contract margins are lower than product margins. In the future, we expect to record grant contracts and associated costs in revenues and cost of revenues, respectively, and this could impact annual gross margins by one to two percentage points.

(7)	Seedling write-off amounts represent the charge in each fiscal year required to write off the remaining unsold seedlings at the end of the growing season. As a result of the worldwide economic downturn, which resulted in reduced customer demand, we recorded higher charges to write-off unsold inventory in the fourth quarter of the years ended March 31, 2009 and 2010. We expect these charges to return to levels similar to those for the year ended March 31, 2008. Due to the timing of our growing and sales cycle, expected customer demand and expected market conditions, future results may reflect a seedling write-off that could have a one to four percentage point impact on our annual gross margin.

(8)	We acquired work-in-process inventory as part of the asset contribution from our stockholders, which included certain overhead expense that we estimate reduced our gross margin in the year ended March 31, 2008 by six to seven percentage points.

Comparison of the Nine-Month Periods ended December 31, 2010 and 2009

Revenue

Revenue increased $1.5 million, or 16%, to $11.1 million for the nine months ended December 31, 2010 from $9.6 million for the nine months ended December 31, 2009. During the nine months ended December 31, 2010, we sold 61.9 million seedlings in New Zealand, Australia and the United States, at an

average selling price of $179 per 1,000 seedlings. During the nine months ended December 31, 2009, we sold 71.4 million seedlings in New Zealand, Australia and the United States at an average selling price of $134 per 1,000 seedlings. The increase in the average selling price of $45 per 1,000 seedlings, or 34%, contributed an increase in revenue of $2.8 million. The increase in the average selling price was due to increased sales to customers in the United States of our elite OP, MCP and varietal seedling products, which range in list price from $70 to $400 per 1,000 seedlings, and increased sales to New Zealand and Australia customers of our higher priced MCP and varietal radiata seedling products, which range in list price from $140 to $550 per 1,000 seedlings. The increase in average selling price was partially offset by a decrease in sales volume of 9.5 million seedlings, or 13%, representing a $1.3 million decrease in revenue, which was primarily attributable to the timing of the beginning of our seedling harvest season in December 2010, as compared to a slightly earlier harvest initiation in December 2009. As in prior years, we expect that the average selling price of our products will decline for the three-month period ending on March 31, 2011, as compared to the average selling price as of December 31, 2010, primarily due to an increase in sales during this quarter of OP seedlings which are priced at levels below the prices of our higher-value products.

Cost of Revenue

Our cost of revenue increased $0.2 million, or 2%, to $7.1 million for the nine months ended December 31, 2010 from $6.9 million for the nine months ended December 31, 2009. This increase was primarily due to the increased sales volume associated with our higher-value products, which in general have a higher cost of revenue. The increase was partially offset by a $0.3 million decrease in cost of revenue related to our largest research and development grant contract, and by the decline in sales volume described above, due to the timing of the beginning of our seedling harvest season.

Gross Profit/Gross Margin

Gross profit increased $1.4 million, or 52%, to $4.0 million for the nine months ended December 31, 2010 from $2.7 million for the nine months ended December 31, 2009. Gross margin increased 8.6 percentage points to 36.3% of revenue for the nine months ended December 31, 2010 from 27.7% of revenue for the nine months ended December 31, 2009. This increase was primarily the result of the higher average selling prices for products sold during the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009.

Research and Development Expense

Research and development expense increased to $9.2 million for the nine months ended December 31, 2010, as compared to $7.8 million for the nine months ended December 31, 2009. The increase of $1.4 million is consistent with our plan to return to more normal levels of research and development spending following our cost mitigation program in the year ended March 31, 2010. We expect research and development expense to increase over the next 12 months.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $2.7 million, or 51%, to $7.9 million for the nine months ended December 31, 2010 from $5.2 million for the nine months ended December 31, 2009. The increase was primarily due to an increase of $1.2 million for the hiring of new personnel, the accrual of bonuses for retention of management, and other payroll related expenses, the costs related to preparation for becoming and operating as a public company of $0.4 million, an increase of $0.6 million for litigation expenses, and $0.3 million in sales and marketing expenses for the promotion of our varietal and eucalyptus seedling products.

Depreciation and Amortization Expense

Our depreciation and amortization expense decreased by $0.3 million, or 33%, to $0.4 million for the nine months ended December 31, 2010 from $0.7 million for the nine months ended December 31, 2009. The decrease was due to the full depreciation of certain depreciable assets as of March 31, 2010, resulting in a lower base for the calculation of annual depreciation. The amount of annual depreciation is expected to increase in the future due to several capital expenditure projects being placed in service in the current fiscal year, and due to the expected purchase of a new manufacturing, research and development laboratory and headquarters facility.

Loss on Impairment of Intangible Assets

Loss on impairment of intangible assets was $0.1 million for the nine months ended December 31, 2010, a decrease of $0.1 million as compared to the $0.2 million for the nine months ended December 31, 2009, and represented the abandonment of several patents-in-progress.

Other Operating (Income), Net

Other operating income was $0.2 million for both the nine months ended December 31, 2010 and December 31, 2009, and represented state job development credits.

Interest Income (Expense), Net

Net interest expense increased $0.3 million to $0.8 million for the nine months ended December 31, 2010 from $0.5 million for the nine months ended December 31, 2009. This increase was due primarily to the renewal and increased drawdown of our U.S. line of credit, and the establishment of a credit facility in New Zealand in November 2009 and borrowings under that facility.

Comparison of Years Ended March 31, 2010 and 2009

Revenue

Revenue decreased $2.1 million, or 8.9%, to $21.6 million for the year ended March 31, 2010 from $23.7 million for the year ended March 31, 2009. During the year ended March 31, 2010, we sold 240 million seedlings in the United States, New Zealand and Australia at an average selling price of $90 per 1,000 seedlings. During the year ended March 31, 2009, we sold 286 million seedlings in the United States, New Zealand and Australia at an average selling price of $83 per 1,000 seedlings. The decrease in volume of 46 million seedlings, or 16%, representing a $3.8 million decline in revenue, was primarily attributable to reduced customer demand in the United States due primarily to the worldwide economic downturn, the slowdown in housing starts, and the reduction in demand for paper products, all of which led to a reduction in forest harvesting levels. In addition, weather-related delays in land preparation by our customers in some areas of the Southeastern United States led to reduced seedling planting. The volume decrease was partially offset by an increase in the average selling price of $7 per 1,000 seedlings, or 8.4%, which contributed an increase in revenue of $1.7 million. The increase in average selling price was due primarily to an increase in our elite OP, MCP and varietal loblolly pine seedling products as a percentage of our sales, which range in list price from $70 to $400 per 1,000 seedlings. In comparison, there was a decrease in our other OP loblolly pine seedling products as a percentage of our sales for the year ended March 31, 2010, which range in list price from $45 to $63 per 1,000 seedlings. The average selling price increase for the year ended March 31, 2010 was augmented by the inclusion in revenue of contract revenue. During the year ended March 31, 2009, grants and related expenses were not material and were recorded in research and development expense.

Cost of Revenue

Our cost of revenue increased $0.5 million, or 3.4%, to $16.4 million for the year ended March 31, 2010 from $15.9 million for the year ended March 31, 2009. As we developed our understanding of customer demand for our products following the asset contribution, we refined our standards for aged inventory reserves and added an additional reserve of $0.9 million for older generation seed that is sought less frequently by our customers due to higher demand for our higher-value seedling products. In addition, for the year ended March 31, 2010, we recorded costs associated with grant contract revenue of $0.9 million. For the year ended March 31, 2009, these costs were recorded in research and development expense. Cost of revenue also increased in the year ended March 31, 2010 because, as part of our cost mitigation program, we elected not to pay employee bonuses for the year ended March 31, 2009. The increase in cost of revenue was partially offset by the decline in sales volume described above, which decreased cost of revenue by almost $1.4 million.

Gross Profit/Gross Margin

Gross profit decreased $2.6 million, or 33.7%, to $5.2 million for the year ended March 31, 2010 from $7.8 million for the year ended March 31, 2009. Gross margin decreased 9.0 percentage points from 33.1% of revenue for the year ended March 31, 2009 to 24.1% of revenue for the year ended March 31, 2010. Of this decline in gross margin, 4.2 percentage points resulted from the charge of $0.9 million to reserve for older generation seed. Gross margin further declined during the year ended March 31, 2010, due to changes in our freight fee structure that resulted in a 1.9 percentage point impact to gross margin. The addition of grant contract revenue and costs also lowered gross margin by 1.4 percentage points. For the year ended March 31, 2009, the gross margin was also higher by 0.8 percentage points because we did not pay bonuses. In both periods, gross margin included the impact of a $0.9 million write-off for unsold seedlings at the end of each year. The impact in the year ended March 31, 2010 was an incremental decline in gross margin of 0.4 percentage points. These write-offs reflected reduced customer demand as a result of the worldwide economic downturn, and we expect this charge to decrease for the year ending March 31, 2011.

Research and Development Expense

Research and development expense decreased $2.6 million, or 19.0%, to $11.2 million for the year ended March 31, 2010 from $13.8 million for the year ended March 31, 2009. The decrease was primarily attributable to a reduction in research and development spending of $3.0 million due to our cost mitigation program, which we put in place in light of the impact of the worldwide economic downturn. Offsetting this decrease is the absence of grant contract funding and expenses, which were a net credit of $0.1 million for the year ended March 31, 2009, but are recorded in revenue and cost of revenue, respectively, beginning in the year ended March 31, 2010.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased $0.5 million, or 6.1%, to $7.1 million for the year ended March 31, 2010 from $7.6 million for the year ended March 31, 2009. The decrease was due to our cost mitigation program, which included deferring new hires, reducing advertising and marketing expenses and delaying technology projects.

Depreciation and Amortization Expense

Our depreciation and amortization expense was $0.8 million for the years ended March 31, 2010 and 2009, and represented capital additions of furniture and equipment, buildings and building improvements during the year ended March 31, 2010.

Loss on Impairment of Intangible Assets

Impairment of intangible assets decreased $0.4 million, or 66.9%, to $0.2 million for the year ended March 31, 2010 from $0.6 million for the year ended March 31, 2009. The decrease was primarily due to the abandonment of fewer patents-in-progress as compared to the year ended March 31, 2009.

Restructuring Expense

Restructuring expense decreased $0.4 million, or 79.5%, to $0.1 million for the year ended March 31, 2010 from $0.5 million for the year ended March 31, 2009. Restructuring expense for the year ended March 31, 2009 resulted from the integration of the operations contributed to us in the asset contribution in October 2007, while the restructuring expense for the year ended March 31, 2010 was primarily due to the suspension of operations at one of our U.S. nurseries as part of our cost mitigation program.

Other Operating (Income), Net

Other operating income, net decreased $0.3 million, or 49.8%, to $0.2 million for the year ended March 31, 2010 from $0.5 million for the year ended March 31, 2009. The decrease was primarily due to a $0.1 million decrease in state job development credits and $0.1 million decrease in gains on sales of property, plant and equipment.

Interest Income (Expense), Net

Net interest expense increased $0.4 million, or 139.3%, to $0.7 million for the year ended March 31, 2010 from $0.3 million for the year ended March 31, 2009. This increase was due primarily to the renewal and increased drawdown of our U.S. line of credit, and the establishment of a credit facility in New Zealand in November 2009 and borrowings under such facility.

Comparison of Years Ended March 31, 2009 and 2008

Revenue

Revenue increased $5.5 million, or 30.2%, to $23.7 million for the year ended March 31, 2009 from $18.2 million for the year ended March 31, 2008. As described above, as a result of the asset contribution in October 2007, our revenue for the year ended March 31, 2008 reflects only our U.S. operations and does not include our operations in New Zealand and Australia. During the year ended March 31, 2009, we sold 286 million seedlings in the United States, New Zealand and Australia at an average selling price of $83 per 1,000 seedlings. During the year ended March 31, 2008, we sold 278 million seedlings in the United States at an average selling price of $65 per 1,000 seedlings. The average selling price increase of $18 per 1,000 seedlings, or 27.7%, accounted for $5.0 million of the revenue increase and was due primarily to an increase in the sales volume and average selling price of our elite OP, MCP and varietal seedling products along with increases in the average selling prices of our other conventional products. The increase in sales volume of 8 million seedlings, or 2.9%, represented $0.7 million of the revenue increase and was due to the inclusion of 22 million seedlings sold in New Zealand and Australia in the year ended March 31, 2009, partially offset by a decrease in U.S. sales volume of 14 million seedlings due to the worldwide economic downturn, which led to reduced seedling planting by our customers as they chose to harvest fewer of their existing trees.

Cost of Revenue

Our cost of revenue increased $0.2 million, or 1.1%, to $15.9 million for the year ended March 31, 2009 from $15.7 million for the year ended March 31, 2008. Cost of revenue increased by $0.8 million as a result of increased sales volume associated with our higher-value products, which in general have a higher cost of revenue, and by $0.7 million as a result of an increase in the seedling write-off for unsold inventory for the year ended March 31, 2009 in light of the worldwide economic downturn. These increases in cost of revenue were offset by the absence of $1.6 million of charges in the year ended March 31, 2008 related to the asset contribution in October 2007. These charges included $0.8 million to reserve for older generation seed, $0.6 million to reserve for replacement seedlings and $0.2 million to establish an initial vacation accrual.

Gross Profit/Gross Margin

Gross profit increased $5.3 million, or 211.7%, to $7.8 million for the year ended March 31, 2009 from $2.5 million for the year ended March 31, 2008. Gross margin increased from 13.8% in the year ended March 31, 2008 to 33.1% in the year ended March 31, 2009, an improvement of 19.3 percentage points. The increase in sales volume and the improvement in average selling price during the year ended March 31, 2009 contributed 9 percentage points to the higher gross margin. A further 8.8 percentage points was the result of the absence of $1.6 million of charges for the year ended March 31, 2008 related to the October 2007 asset contribution described above. Gross margin improved by approximately 6 to 7 percentage points due to higher cost of revenue for the year ended March 31, 2008 related to certain overhead expense that was included in the cost of work-in-process inventory contributed to us in October 2007. Gross margin was reduced by 2.7 percentage points due to higher seedling write-offs associated with unsold inventory reflecting reduced customer demand as a result of the worldwide economic downturn. As part of our cost mitigation plan, we did not accrue for bonuses for the year ended March 31, 2009, although we normally accrue for bonuses on an annual basis. The lack of a bonus accrual for the year ended March 31, 2009 resulted in a gross margin improvement of 0.8 percentage points.

Research and Development Expense

Research and development expense increased $3.6 million, or 35.5%, to $13.8 million for the year ended March 31, 2009 from $10.2 million for the year ended March 31, 2008. For the years ended March 31, 2009 and 2008, we incurred the majority of our research and development expense to support the development of various advanced seedling products and increased regulatory staffing to support the submission of petitions for deregulation of our new biotechnology products to the USDA.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased $2.1 million, or 21.7%, to $7.6 million for the year ended March 31, 2009 from $9.7 million for the year ended March 31, 2008. Our selling, general and administrative expense in the year ended March 31, 2008 included $2.3 million of legal and accounting expenses we incurred in connection with the October 2007 asset contribution. Partially offsetting this $2.3 million decrease is the $0.2 million impact of nursery and orchard selling expenses for a full year in the year ended March 31, 2009 as compared to only five months in the year ended March 31, 2008.

Depreciation and Amortization Expense

Our depreciation and amortization expense increased $0.1 million, or 19.7%, to $0.8 million for the year ended March 31, 2009 from $0.7 million for the year ended March 31, 2008. The increase was primarily due to the inclusion of a full year of depreciation and amortization on property, plant and equipment contributed in the October 2007 asset contribution for the year ended March 31, 2009, as compared to only five months of depreciation for the year ended March 31, 2008.

Loss on Impairment of Intangible Assets

Impairment of intangible assets increased $0.4 million, or 217.8%, to $0.6 million for the year ended March 31, 2009 from $0.2 million for the year ended March 31, 2008. The increase was primarily due to the abandonment of fewer patents-in-progress. Furthermore, we recorded an impairment of $0.1 million for a non-compete agreement during the year ended March 31, 2009.

Restructuring Expense

Restructuring expense increased $0.3 million, or 169.1%, to $0.5 million for the year ended March 31, 2009 from $0.2 million for the year ended March 31, 2008. Restructuring expense in both years related to the integration of the operations contributed to us in the asset contribution in October 2007.

Other Operating (Income), Net

Other operating (income), net increased $0.1 million, or 20.4%, to $0.5 million for the year ended March 31, 2009 from $0.4 million for the year ended March 31, 2008. The increase was primarily due to gains on the sale of equipment as a result of consolidating nursery and orchard activities after the asset contribution in October 2007.

Interest Income (Expense), Net

Interest income (expense), net increased $0.3 million to a net expense of $0.3 million for the year ended March 31, 2009 from net income of less than $0.1 million for the year ended March 31, 2008. The increase was due to the renewal and increased drawdown of our U.S. line of credit during the year ended March 31, 2009.

Liquidity and Capital Resources

As of December 31, 2010, in addition to cash-on-hand and cash provided by operations, our external sources of liquidity were comprised of a revolving line of credit, a multi-option credit facility and cash contributions from our stockholders. We have historically funded our growth primarily through capital contributions from our stockholders, International Paper Company, MeadWestvaco Corporation and Rubicon Limited and borrowings under our lines of credit. We believe that the net proceeds of this offering, existing cash and cash equivalents on hand and funds available through our bank lines of credit will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

Cash Flows

The table below sets forth a summary of cash flows for the years ended March 31, 2008, 2009, 2010 and for the nine months ended December 31, 2009 and 2010:

				Nine Months Ended
	Year Ended March 31,			December 31,
	2008	2009	2010	2009	2010
	(In millions)

Net cash (used in) operating activities	$(26.1)	$(12.3)	$(12.0)	$(12.6)	$(15.3)
Net cash (used in) investing activities	(1.7)	(2.1)	(1.5)	(1.1)	(1.7)
Net cash provided by financing activities	27.9	14.3	15.3	15.1	15.3
Effect in exchange rate changes on cash	—	(0.3)	0.3	0.1	0.1

Net increase (decrease) in cash and cash equivalents	$0.1	$(0.4)	$2.1	$1.5	$(1.6)

Our seedling inventory levels in the United States tend to be minimal at the end of each fiscal year, since almost all of our U.S. products are delivered to customers by the end of March. New seedlings are then planted primarily in April and May for the next production year. New Zealand and Australian seedlings are planted primarily in October and November, with customer shipments occurring between June and September. Seed inventory is long-term in nature and does not vary substantially on a quarter-to-quarter basis, except when seed inventory is written down.

Our seedling product sales are, and are expected to continue to be, highly seasonal. This seasonality, especially in the United States, typically results in a net use of cash to support our operating needs during the first three quarters of the fiscal year with the most significant use of cash occurring during the months of July through September, and a favorable cash flow during the fourth quarter of the fiscal year as we recognize the sales of a large portion of our products. We have relied on contributions from our stockholders and our revolving line of credit to cover the short-term cash needs resulting from the seasonality of our seedling business. The negative net working capital as of December 31, 2010 was primarily the result of the classification of borrowings under our U.S. revolving line of credit from long-term debt to a current liability, as well as costs incurred in connection with this offering that had not been paid as of December 31, 2010. We intend to reduce or extinguish our outstanding borrowings and pay offering costs with the net proceeds from this offering.

Cash Used in Operating Activities

Our cash used in operating activities for the nine months ended December 31, 2010 was $15.3 million, compared to $12.6 million during the nine months ended December 31, 2009. The $2.7 million increase in cash used in our operating activities in the nine months ended December 31, 2010 was primarily due to increased research and development spending and to working capital needs primarily related to an increase in inventories for the current seedling season in the United States. Our allowance for doubtful accounts increased to $0.4 million as of December 31, 2010 from $0.1 million as of March 31, 2010. This increase was due primarily to the bankruptcy filing of one of our large Australian customers, and to a lesser extent to our ongoing evaluations of our allowance for doubtful accounts, during the nine months ended December 31, 2010. Historically, our allowance for doubtful accounts has fluctuated in line with fluctuations in our accounts receivables, which are generally higher in the second and third quarter of our fiscal year due to the seasonality of our business.

Our cash used in operating activities for the year ended March 31, 2010 was $12.0 million, compared to $12.3 million during the year ended March 31, 2009. The $0.3 million decrease in cash used in our operating activities in the year ended March 31, 2010 was primarily due to a decrease in working capital needs resulting from the implementation of cost mitigation programs in response to the worldwide economic downturn.

Cash used in operating activities decreased to $12.3 million during the year ended March 31, 2009 from $26.1 million for the year ended March 31, 2008. This decrease in cash used in operating activities was primarily the result of decreased working capital spending during the year ended March 31, 2009. This decrease in spending was primarily due to the October 2007 contribution of the nursery and orchard operations by our stockholders, which resulted in unusual spending in the year ended March 31, 2008, including for legal and accounting services.

Net Cash Used in Investing Activities

Net cash used in our investing activities was $1.7 million in the nine months ended December 31, 2010, and $1.1 million for the nine months ended December 31, 2009. Investment activities for both periods were primarily for the purchase of capital equipment to support our growth, especially to expand our seedling production capacity, and to add engineering and test equipment. The increase in the investing activity for the nine months ended December 31, 2010 was primarily the result of a significant expansion in our capacity to grow containerized seedlings at one of our U.S. nursery operations.

Net cash used in our investing activities was $1.5 million in the year ended March 31, 2010, and $2.1 million for the year ended March 31, 2009. Investment activities throughout the periods represent the purchase of capital equipment to support our growth, including materials and labor to construct production facilities for increased capacity to grow containerized seedlings, computer equipment, internal use software, furniture and fixtures, and engineering and test equipment. The decrease in cash used in investing activities of $0.6 million was primarily due to a decrease in investment in intangible assets as a result of a management decision to focus on core technologies and established research and development programs due to the implementation of cost mitigation programs in response to the worldwide economic downturn. Investments in intangible assets for the year ending March 31, 2011 are expected to return to levels consistent with the year ended March 31, 2009, and may increase further.

Cash used in investing activities increased to $2.1 million during the year ended March 31, 2009 from $1.7 million for the year ended March 31, 2008. This increase in cash used in investing activities was primarily the result of increased spending during the year ended March 31, 2009 to expand our intangible asset portfolio.

Net Cash Provided by Our Financing Activities

Net cash provided by our financing activities was $15.3 million in the nine months ended December 31, 2010, and $15.1 million for the nine months ended December 31, 2009. Net cash provided by our financing activities in the nine months ended December 31, 2010 consisted primarily of $12.8 million received from our stockholders and borrowings on our U.S. revolving line of credit of $6.0 million, partially offset by repayments of $2.8 million on our U.S. revolving line of credit and payment of $0.8 million of public offering costs. Net cash provided by our financing activities for the nine months ended December 31, 2009 consisted primarily of $7.3 million received from our stockholders and $8.3 million of borrowings on our U.S. revolving line of credit. These borrowings were partially offset by repayments of $0.5 million on our U.S. revolving line of credit.

Net cash provided by our financing activities was $15.3 million in the year ended March 31, 2010, and $14.3 million for the year ended March 31, 2009. The increase in net cash provided by financing activities was due to increased borrowings on our credit facilities in the year ended March 31, 2010. Net cash provided by our financing activities in the year ended March 31, 2010 consisted primarily of $8.8 million received from our stockholders, $4.3 million of borrowings under our New Zealand multi-option credit facility and $4.1 million of borrowings under our U.S. revolving line of credit. These borrowings were partially offset by repayments on our U.S. revolving line of credit of $1.7 million during the year ended March 31, 2010. Net cash provided by our financing activities in the year ended March 31, 2009 consisted primarily of $8.7 million received from our stockholders and $10.0 million of borrowings under our U.S. revolving line of credit. These borrowings were partially offset by repayments on our U.S. revolving line of credit of $4.5 million during the year ended March 31, 2009.

Net cash provided by our financing activities was $14.3 million in the year ended March 31, 2009, and $27.9 million for the year ended March 31, 2008. The decrease in net cash provided by financing activities in the year ended March 31, 2009 compared to the year ended March 31, 2008 was primarily due to the decrease in our stockholders’ capital contributions of $16.8 million from $25.5 million in the year ended March 31, 2008 to $8.7 million in the year ended March 31, 2009. The decrease in the stockholders’ capital contributions between the comparative periods is primarily the result of the contribution of the nursery and orchard operations by our stockholders in October 2007. Net cash provided by our financing activities in the year ended March 31, 2008 consisted primarily of $25.5 million received from our stockholders and $5.0 million of borrowings under our U.S. revolving line of credit. These borrowings were partially offset by repayments to our U.S. revolving line of credit of $2.5 million during the year ended March 31, 2008.

Capital Requirements

We currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through the net proceeds we receive from this offering. We expect that capital spending will rise in the future as we expand our greenhouse facilities and container production capacity, increase sales of our varietal seedling products and then begin to introduce biotechnology seedling products into the market. In November 2010, we signed a lease for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina. The lease includes an option for us to purchase the facility, which we may exercise during the year ended March 31, 2012 using net proceeds from this offering. We believe that our existing cash, cash equivalents, funds available through our working capital lines of credit, and the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our use of cash.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the rate of market acceptance of our products and services. Moreover, to the extent that existing cash, cash equivalents, cash from short-term borrowing and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Our capital spending is generally limited to leasehold improvements, computers, office furniture, test equipment and the expansion of our production capacity at our nurseries, especially for increased capacity to grow containerized seedlings. To satisfy increased customer demand, we also outsource the production of some of our containerized and varietal products to independent contractors. We currently outsource only a small percentage of seedlings sold, but as we expand our operations generally and our sale of containerized products in particular, we expect to outsource a larger percentage of our seedling production to third parties. This outsourcing will reduce the amount of cash needed for expansion.

New Lease

In November 2010, we signed a build-to-suit and lease agreement with Forestry Research Holdings, LLC for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which we expect will be completed by the end of 2011. Under this 20-year lease, we are obligated to pay annual rent of the greater of $1.0 million or 10% of the landlord’s investment in the property; provided that the landlord’s investment will not exceed $14.3 million. The agreement includes an option for us to purchase the facility beginning on the date of rent commencement, which is the earlier of commencement of business activities on the premises or 30 days after substantial completion of the facility. We may use net proceeds from this offering to exercise our option to purchase the new facility during the year ended March 31, 2012. At the time we expect to exercise the option, the purchase price will be the landlord’s investment in the property (which will not exceed $14.3 million) plus five percent and any tax liability incurred by the landlord due to sale of the property within one year of development.

Credit Facilities

Revolving Line of Credit

On March 4, 2010, we renewed a working capital line of credit with a U.S.-based bank under which we can borrow up to $18.5 million, including a $1.5 million sub-limit for equipment financing. As of December 31, 2010, we had $13.6 million outstanding and $4.9 million available under the revolving line of credit. Interest accrues at a variable rate based on prime rates. The line expires on May 31, 2011, at which time all advances will be immediately due and payable. Borrowings are collateralized by substantially all of our U.S. assets, including property, plant, and equipment, inventory and accounts receivable (carrying value of $25.9 million). The credit facility restricts our ability to:

•	make distributions, loans or advances to our affiliates;

•	incur or guaranty additional debt;

•	create liens;

•	sell or encumber assets;

•	lease real property; or

•	merge or consolidate with other entities.

In addition, we are required, among other covenants, to maintain an annual net worth of not less than $20 million and a tangible net worth of not less than $16 million. Annual net worth is defined as preferred interest of member companies plus members’ equity interest, without deducting or adding accumulated other comprehensive loss. Tangible net worth is defined as annual net worth less intangible assets, net. In addition, pursuant to the credit facility, for the year ended March 31, 2010, our stockholders were required to make cash equity contributions of up to $8.9 million to support research and development expenditures of up to $11.9 million. These operating and financial covenants may restrict our ability to finance our operations, engage in business activities or expand our business.

We were not in compliance with our annual net worth and tangible net worth covenants under this credit facility as of December 31, 2010. Our annual net worth and tangible net worth as of December 31, 2010 were $18.9 million and $14.8 million, respectively. We have obtained a waiver from the bank as of February 4, 2011, which waives any remedies available to the bank for lack of compliance with these covenants as of December 31, 2010 and for the five month period commencing on January 1, 2011 and ending on the expiration of the line on May 31, 2011. This waiver does not restrict our ability to borrow additional funds under this line of credit prior to its expiration. We expect to continue to borrow under this line of credit as needed until the completion of this offering. We expect to extinguish amounts payable under this line using a portion of the net proceeds of this offering.

Multi-Option Credit Facility

On November 4, 2009, our New Zealand subsidiary obtained a term loan with a New Zealand-based bank under which we can borrow up to NZ$6.0 million (equivalent to US$4.6 million as of December 31, 2010). Interest accrues at a variable rate based on prime rates. The line expires on November 4, 2012, at which time all advances will be immediately due and payable. As of December 31, 2010, our New Zealand subsidiary had

NZ$6.0 million outstanding (equivalent to US$4.6 million as of December 31, 2010) and the credit facility was fully drawn. The credit facility requires our New Zealand subsidiary to make annual principal repayments of NZ$0.5 million (equivalent to US$0.4 million as of December 31, 2010). The multi-option credit facility is collateralized by mortgages on land and buildings that are located in New Zealand and owned by our New Zealand subsidiary and by assets located in Australia and owned by one of our Australian subsidiaries. Our Australian subsidiaries, ArborGen Australia Pty. Limited and ArborGen Australia Holdings Pty. Limited are guarantors of the multi-option credit facility.

The credit facility restricts our New Zealand subsidiary’s ability to:

•	incur additional debt;

•	create liens;

•	materially change the nature or scope of its business;

•	redeem its shares;

•	make distributions;

•	acquire interests in real estate;

•	dispose of assets;

•	apply funds drawn down under the credit facility toward capital reductions, interest repayments, dividends and/or management fees; or

•	consolidate or merge with other entities.

In addition, our New Zealand subsidiary is required, among other covenants, to maintain certain fixed charge coverage and equity and loan-to-value ratios under the credit facility. These operating and financial covenants may restrict our ability to finance our operations, engage in business activities or expand our business. As of December 31, 2010, we were in compliance with all covenants under the credit facility.

Stockholder Loans

In January 2011, we issued promissory notes to our three stockholders in the aggregate amount of $1,200,000. Pursuant to the terms of each $400,000 note to each stockholder, interest accrues at a rate of LIBOR plus 3%, and each note matures on the earlier of July 15, 2011 or seven business days following either the closing of this offering or our receipt of proceeds from other sales of capital stock sufficient to repay the note. All accrued interest under each note will be forgiven in its entirety if the note balance is repaid by the maturity date. We expect to use net proceeds from this offering to repay the indebtedness under these notes on or prior to the maturity date.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our lines of credit, leases for office and lab space, leases for agricultural and automotive vehicles, and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of December 31, 2010:

		Payments Due by Period
		Less than	1 to	3 to 5
	Total	1 Year	3 Years	Years
	(In thousands)

Capital leases and other obligations(1)	$225	$96	$118	$11
Credit facilities(2)	18,239	14,011	4,228	—
Credit facilities — interest	687	398	289	—

Total	$19,151	$14,505	$4,635	$11

(1)	In November 2010, we signed a build-to-suit and lease agreement to construct a new manufacturing, research and development and headquarters facility in Summerville, South Carolina. The lease has a term of 20 years with rental payments due annually at the greater of $1.0 million or 10% of the landlord’s investment in the property, provided that the landlord’s investment will not exceed

$14.3 million. We may use net proceeds from this offering to exercise our option to purchase the new facility during the year ended March 31, 2012. Accordingly, we have not included lease payments in capital leases and other obligations. At the time we expect to exercise the option, the purchase price will be the landlord’s investment in the property (which will not exceed $14.3 million) plus five percent and any tax liability incurred by the landlord due to sale of the property within one year of development.

(2)	Does not include $1.2 million of debt owing to our stockholders, which was incurred in January 2011.

Off-Balance Sheet Arrangements

As of March 31, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Related Party Transactions

The following is a discussion of transactions with related parties that we believe are necessary for an understanding of our current and prospective financial position and operating results. Additional detail about these transactions can be found in the section entitled “Certain Relationships and Related Party Transactions.”

Capital Contributions and Stockholder Loans

From our inception through our conversion to a corporation on June 1, 2010, our stockholders made capital contributions to us in an aggregate of $166.2 million in cash and assets. This amount reflects contributed assets in 2007 at the stockholders’ respective historical costs. Including the contributed assets at their fair value, which was determined at the time of the contribution, the aggregate contributions of our stockholders have been more than $200 million. During the three-year period ended March 31, 2010, excluding the assets contributed in the transaction described below under “—Asset Contribution,” MeadWestvaco and Rubicon each made cash contributions to us of $13.6 million and International Paper made cash contributions of $2.4 million and reduced its preferred interest by $11.1 million in lieu of making cash contributions. Since our conversion to a corporation on June 1, 2010, our stockholders have made aggregate capital contributions of $7.9 million pursuant to the terms of our Stockholders Agreement. In addition, as described under “Liquidity and Capital Resources—Stockholder Loans” above, in January 2011, we issued promissory notes to our three stockholders in the aggregate amount of $1,200,000.

Asset Contribution

On October 31, 2007, the commercial tree improvement, nursery and orchard businesses of International Paper, MeadWestvaco and Rubicon were contributed to us. Pursuant to this transaction, we acquired cash and various non-cash assets from our stockholders. International Paper, MeadWestvaco, and Rubicon added contributed assets, recorded at the stockholders’ historical costs, of $9.0 million, $13.4 million and $9.6 million, respectively. These contributions were determined by our board of directors to have a fair value of $28 million above their historical cost; however, between the three stockholders, the contributed assets were determined to have equal fair market value, such that they remain equal stockholders. In connection with this transaction, our board of directors created a $13.3 million preferred interest to account for the excess of the fair value of the assets contributed by International Paper in the asset contribution transaction over the fair value of the assets contributed by each of MeadWestvaco and Rubicon. This preferred interest (which was subsequently reduced to $0 by offsetting periodic contribution obligations) had various rights and preferences, including the ability to reduce the amount of the preferred interest in lieu of making a cash payment when our board of directors requested capital contributions by all three stockholders.

Leases

We currently lease our global headquarters in Summerville, South Carolina from MeadWestvaco Forestry, LLC, an affiliate of MeadWestvaco Corporation. We currently pay annual rent of $0.8 million under this lease. We expect to occupy these premises until construction on our new headquarters facility is completed, which is expected by the end of 2011. We lease two seed orchards, a greenhouse and associated outdoor growing areas adjacent to our headquarters and multiple field testing sites from MeadWestvaco Corporation or its affiliates, including several properties leased as a result of the transaction described above under “—Asset Contribution.” During the three years ended March 31, 2010 and the nine months ended December 31, 2010, we paid an aggregate of $3.1 million and $0.7 million in rent and related fees to MeadWestvaco and its affiliates pursuant to these leases.

In November 2010, we signed a build-to-suit and lease agreement with Forestry Research Holdings, LLC for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which we expect will be completed by the end of 2011. Under this 20-year lease, we are obligated to pay annual rent of the greater of $1.0 million or 10% of the landlord’s investment in the property; provided that the landlord’s investment will not exceed $14.3 million. The agreement includes an option for us to purchase the facility beginning on the date of rent commencement, which is the earlier of commencement of business activities on the premises or 30 days after substantial completion of the facility. We intend to use net proceeds from this offering to exercise our option to purchase the new facility during the year ended March 31, 2012. At the time we expect to exercise the option, the purchase price will be the landlord’s investment in the property (which will not exceed $14.3 million) plus five percent and any tax liability incurred by the landlord due to sale of the property within one year of development. The property developer purchased the land on which our new facility is being built from MeadWestvaco, and a portion of the property developer’s financing for this purchase and the related building development costs comes from a mortgage granted by an affiliate of MeadWestvaco. In addition, each of MeadWestvaco, International Paper and Rubicon are guarantors of our obligations under the lease. See also the description under “Certain Relationships and Related Party Transactions—Leases.”

Seedling Sales

During the three-year period ended March 31, 2010 and the nine month period ended December 31, 2010, we sold an aggregate of $0.1 million and $7,000 of our seedling products to International Paper and an aggregate of $2.4 million and $0.1 million of our seedling products to MeadWestvaco. These sales were made on terms and conditions, including price, that were substantially equivalent to the terms and conditions upon which our customers generally purchased our seedling products.

License Agreements

In connection with the formation of our business in 2000, we entered into license agreements with each of MeadWestvaco (formerly Westvaco Corporation), International Paper and Rubicon (then Fletcher Challenge Limited). In addition, in 2004, we entered into a nonexclusive license agreement with MeadWestvaco that allowed us to use somatic embryogenesis for the development of non-biotechnology trees. Effective June 1, 2010, we replaced the non-exclusive license agreement with MeadWestvaco for use of somatic embryogenesis for non-biotechnology trees with a new, exclusive license agreement covering the same technology. Pursuant to this agreement, we are obligated to pay royalties and milestone payments to MeadWestvaco based on sales of our products containing the licensed technology, subject to annual minimum royalty payments, as well as an annual fee to cover patent maintenance. The exclusive license agreement is for an initial term of two years, with successive two-year terms upon written agreement of the parties.

The terms of these license agreements are described in the section entitled “Certain Relationships and Related Party Transactions—License Agreements.” During the three years ended March 31, 2010, the royalties and milestone payments paid to our stockholders pursuant to these license agreements were not material to our financial position and operating results; however, they may be material in the future.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Estimates and assumptions are by nature uncertain, and our actual results may differ. We believe that the accounting policies and estimates described below are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations, both because they are important to the portrayal of our financial condition and results of operations and because their application involves a significant amount of management judgment.

Revenue Recognition

The majority of our revenue is recognized based on sales of our seedling products. We recognize revenue from sales of our seedlings products, as well as other contract revenue, upon transfer of title to the customer, provided persuasive evidence of an arrangement exists, the price is fixed and determinable, collection is determined to be reasonably assured and no significant obligations remain. During the year ended March 31, 2010, we recognized revenue related to funding we received as a subcontractor under a research and development grant. We recognize revenue from this grant in an amount equal to the lesser of the amount due under the contract or the amount earned based on proportional performance to date. Use of this method requires judgment in estimating the level of completion of the various tasks required under the contract and changes in these estimates would impact the amount revenue recognized. During the year ended March 31, 2010, approximately 5% of our revenue was recognized under this method.

To the extent that our customers are billed or pay for products or services in advance of delivery, we record these amounts as deferred revenue.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts for any customer receivables that we estimate are likely to be uncollectible. Actual collections may differ from our estimates. We perform ongoing evaluations of our allowance for doubtful accounts, and we adjust the allowances accordingly. In determining the adequacy of the allowance, we consider our historical bad-debt experience, customer creditworthiness, the age of outstanding receivables and current economic conditions. Any significant changes in any of these criteria would affect our estimates for the allowance.

Intangible Assets

We capitalize certain intangible assets, primarily patents, that we estimate are likely to have a long-term life in our business. We amortize these intangible assets over their estimated useful lives. We review our amortizable intangible assets for impairment periodically when specific circumstances or events indicate that the carrying amount may exceed fair value or warrant a revision to the estimated useful lives. Significant changes in key assumptions about our business, the activities for which the asset is currently used or expected to be used and economic conditions could result in additional impairment charges. We recorded asset impairment charges of $0.2 million, $0.6 million and $0.2 million for the years ended March 31, 2008, 2009 and 2010, respectively, for patents and patents-in-progress that are no longer of strategic interest to us.

Inventory Valuation

We value our inventory at the lower of its actual cost and its current estimated market value. Our seedling inventory generally must be sold within 12 months of being planted. Accordingly, we generally destroy and write off any remaining seedling product at the end of each growing season to allow for the planting of the next season’s crop. Unsold seedling inventory that must be written off usually results from changes in customer demand for our seed inventory. We consider inventory levels and product life cycles and we generally write down inventory to net realizable value based on forecasted product demand. Actual demand and market conditions may differ from our projections, which could result in further write-offs. For example, we recorded charges for unsold inventory write offs at year-end of $0.9 million for each of the years ended March 31, 2009 and 2010, as compared to $0.2 million for the year ended March 31, 2008. These charges were higher than expected, as a result of the worldwide economic downturn and the resulting reduction in customer demand.

Stock-Based Compensation

In connection with our conversion from a limited liability company to a corporation in June 2010, we granted appreciation rights, or ARs, to certain employees to replace the net value added units that had been previously granted to employees under our New Value Added Plan. ARs allow the employee the opportunity to share in the growth of our equity value over time. Employees with ARs will, upon a sale event (including a sale of our business or an initial public offering of our common stock), and subject to the terms and conditions of the ARs, share in the increase in our value through the date of the sale event.

The ARs are granted unvested and only become vested upon a sale event as long as the recipient has remained employed by us through that date. The ARs are required to be settled (in cash or stock at our election) on or within 60 days following the vesting date. The amount of the settlement payment per AR shall be equal to the difference between the final value of each AR, defined by the value of the sale event, and the adjusted initial value with respect to that AR. The ARs are considered cash-settled stock-appreciation rights, which, when triggered, would require us to record a liability for the fair market value of the units. As the units would not be paid until there is a sale event, this is deemed the triggering event. As no such event has occurred as of December 31, 2010, no compensation expense relating to the ARs, or the net value added units that preceded the ARs, has been recorded.

In July 2010, we adopted our 2010 Stock Option and Incentive Plan, or the 2010 Plan. We anticipate issuing various forms of stock-based compensation pursuant to the 2010 Plan in the future, such as stock options and stock appreciation rights. The accounting for stock-based compensation involves significant management judgment. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The fair value of the stock-based awards will be determined using an option pricing model, which requires us to use significant judgment to make estimates regarding the life of the award, as well as the expected volatility of the common stock, the risk-free interest rate and the dividend yield of the common stock over the life of the award. Changes to these estimates would result in different fair values of awards. Management judgment is also required in estimating the number of awards that will be forfeited in order to recognize expense only for those awards that ultimately vest. Compensation expense in a period could be impacted, favorably or unfavorably, by differences between forfeiture estimates and actual forfeitures.

Recent Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance regarding revenue arrangements with multiple deliverables. The guidance requires entities to allocate revenue using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance further eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. The new guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently assessing the impact of adopting this new guidance.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We have business operations in the United States, New Zealand and Australia. During the three-year period ended March 31, 2010, 11.7% of our revenue was derived from New Zealand and 6.2% of our revenue was derived from Australia. This revenue was denominated in local currencies. In addition, we have a significant amount of assets and liabilities that are denominated in New Zealand dollars and are exposed to foreign currency movements. As a result, we may be exposed to foreign currency fluctuations when we convert the results of our non-U.S. operations from their functional currency into U.S. dollars for inclusion in our consolidated financial results. Historically, the foreign exchange impact on our results has been immaterial; however, it may increase in the future as our revenues and gross margins increase in our non-U.S. operations. We expect that the impact of exchange rate fluctuations between the United States and the New Zealand dollar on our New Zealand-based assets and liabilities will continue to have a significant impact on our “Accumulated Other Comprehensive Income (Loss)” in our consolidated balance sheet. During our last two fiscal years, the relative value of the New Zealand dollar ranged from a low of $0.49 to a high of $0.80. We do not engage in any hedging activities related to this exchange risk. A hypothetical 10% change in the foreign currency exchange rate between the New Zealand dollar and the U.S. dollar would have changed our consolidated net loss by $0.8 million for the year ended March 31, 2010.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $3.7 million at March 31, 2010. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. None of the cash and cash equivalents in the past has been invested in securities which were subject to market risk. As of March 31, 2010, all of our investments were held in bank deposit accounts or money market accounts. We are exposed to interest rate risk on our variable-rate long-term and short-term credit facilities. Our objective is to manage the impact of interest rate changes on earnings and cash flows. As of March 31, 2008, 2009 and 2010, we had $2.5 million, $8.0 million and $14.6 million, respectively, outstanding under our credit facilities. The advances under our lines of credit bear a variable rate of interest determined as a function of the prime rate or the published LIBOR rate at the time of the borrowing. At March 31, 2010, we had $10.4 million outstanding under our U.S. line of credit and NZ$6.0 million (equivalent to US$4.3 million as of March 31, 2010) outstanding under our New Zealand line of credit. The interest rate on our U.S. line of credit was 5.0% as of March 31, 2010, which represented the bank’s prime rate per annum, subject to a minimum rate of 5%. Our wholly owned subsidiary, ArborGen New Zealand Unlimited, entered into interest rate swap agreements having a notional value of $3.5 million that effectively fixes our interest rate on the New Zealand facility at approximately 6.25% and expires on various dates between December 31, 2010 and September 30, 2012. A hypothetical 10% increase in interest rates would result in an increase to our interest expense of approximately $0.1 million and a decrease to our earnings of approximately $0.1 million.

BUSINESS

Our Company

We believe we are the world’s leading developer of biotechnology tree seedling products, one of the largest providers of conventional and technology-enhanced seedlings to the forestry industry and the only integrated global commercial seedling company. We are focused on improving and selling the most widely grown commercial forestry species in some of the largest markets in the world. Our products are designed for use by our customers in the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets and the emerging biofuels market. We have a base of over 5,000 customers, including some of the largest land owners and managers in the United States, New Zealand and Australia, and in the year ended March 31, 2010, we sold 240 million seedlings in these markets. We also have a growing presence in Brazil through collaborations with the country’s leading pulp producers. Based on our research and estimates, we believe that our high-value, technology-enhanced seedling products, including our pipeline of advanced and biotechnology products, improve the productivity of a given acre of land by enabling our customers to grow trees that yield more wood per acre with greater consistency and quality in a shorter period of time. The combination of our fully integrated business model, proprietary technology and established customer base creates a scalable platform that we are using to develop and commercialize the next generation of seedling products. We do not currently sell any biotechnology products and, prior to any commercial sales, our biotechnology products are subject to a multi-year deregulation process. We believe, but cannot guarantee, that our biotechnology products will revolutionize productivity standards in the forestry industry and have an impact on that industry similar to the impact that biotechnology crops have had on the agricultural industry.

We are currently the only commercial seedling company with products spanning the entire technology spectrum, from conventional and advanced seedlings, which we currently offer, to biotechnology seedlings, which are currently in development. As a result, no single entity competes with us in commercial sales across the full range of our business. In the year ended March 31, 2010, sales of our open-pollinated, or conventional, seedling products represented approximately 72% of our revenue. We also sell advanced seedling products, which consist of our mass-control pollinated, or MCP, and varietal products. These advanced products are designed to improve the growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency of trees. In the year ended March 31, 2010, sales of our advanced products represented approximately 28% of our revenue. Our product pipeline includes six advanced and 15 biotechnology products in various stages of development. While we do not currently sell any biotechnology seedling products, our freeze-tolerant tropical eucalyptus product is the first and only biotechnology forestry product under review for deregulation by the United States Department of Agriculture, or USDA. In addition, we have over 140 active field tests for biotechnology products and the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil.

We have developed our products by utilizing our leading technology platform, which is built on over 100 years, in the aggregate, of tree improvement research. Our technology platform combines substantially all of the commercial seed orchard and nursery businesses and the related research and development activities of three industry leaders: International Paper Company, MeadWestvaco Corporation and Rubicon Limited. We own a portfolio of over 230 patents and patent applications, with license rights to more than 200 additional patents and patent applications. We also own one of the largest and most diverse repositories of tree genetic resources, or germplasm, in the world. To produce our advanced and biotechnology products on a commercial scale, we have developed numerous proprietary processes and techniques related to the biotechnology transformation process and the large-scale manufacturing of advanced seedlings. As a result of our technology leadership and the inherent tree growth time associated with tree improvement research, we believe we are decades ahead of any new market entrants seeking to develop and commercialize a product portfolio and technology platform comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future.

We believe we are the largest provider of tree seedlings to the commercial forestry industry in the world. We focus on the most important species to the commercial forestry industry, including loblolly pine, which is the most widely grown commercial tree species in the Southeastern United States, radiata pine, which is the most widely grown commercial tree species in New Zealand, and widely grown hardwoods such as populus (which includes aspen and cottonwood) and eucalyptus. Based on management estimates, we believe we currently have an approximately 27% share of the total seedling market in the Southeastern United States, including an approximately 31% share of the loblolly pine market. In addition, based on a report prepared by the New Zealand Ministry of Agriculture and Forestry, we believe we currently have an approximately 36% share of the total seedling market in New Zealand, including an approximately 41% share of the radiata pine market. Based on management estimates, we believe we currently have a more than 10% share of the Australian pine seedling market. In addition, our customers include 13 of the 20 largest land owners and managers in the United States as reported in 2008 by RISI, the leading information provider for the global forest products industry, and our customers include six of the ten largest land owners and managers in New Zealand as reported in 2009 by the New Zealand Forest Owners Association and the New Zealand Ministry of Agriculture and Forestry. We also have a growing presence in Brazil through our product development collaborations with the country’s leading pulp producers and exporters. The geographies in which we currently operate represent some of the largest commercial forestry markets in the world, and we believe our existing market presence and our pipeline of advanced and biotechnology seedling products position us well to expand into other large and fast-growing forestry markets, including China and markets throughout South America.

We believe there are increasing supply and demand pressures on global wood availability that will require the forestry industry to move to purpose-grown trees, which deliver higher per-acre productivity as compared to harvesting native forests. According to the Food and Agriculture Organization of the United Nations, or the FAO, global industrial wood production in 2009 was approximately 1.4 billion cubic meters or the equivalent of approximately 11 billion trees, assuming that 1.25 green tons of wood yield one cubic meter of wood and that an acre of land with 600 trees planted on it produces 100 green tons at harvest. The FAO expects the increases in global consumption of wood to be driven by economic growth in China and other emerging markets, population growth, environmental policies and regulations, and increased global demand for energy from renewable sources to reduce dependence on fossil fuels. Given the pressures on the availability of native forests, including the growing focus on conservation, the increased development of land for other uses and the reduced accessibility to unharvested tracts of forest, we anticipate that traditional sources of wood supply will not be sufficient to meet this increased demand. As a result of this supply and demand dynamic, we believe there is a large market opportunity for high-value purpose-grown trees that improve the productivity of land already used for commercial forestry and that our advanced and biotechnology seedling products enable land owners and managers to meet these challenges.

Our technology platform and our tree improvement expertise gained over multiple generations of tree breeding have allowed us to develop products that increase the productivity of land and address the evolving needs of the global commercial forestry industry, including the increased demand for wood as a source of energy. Our broad portfolio of seedling products, which we sell under the ArborGen and SuperTree Seedlings brand names, includes the most widely grown tree species in the commercial forestry industry, such as loblolly pine, radiata pine and eucalyptus. We continue to enhance traits of these species, including growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency, through a variety of conventional and advanced production processes, including open pollination, mass-control pollination, varietal manufacturing and through the application of biotechnology. As a result, we are able to offer a broad portfolio of seedling products with a range of traits, which allows us to address different potential end-users at different price points and returns on investment. For example, in the United States, our products currently range in price from approximately $45 per 1,000 seedlings for our first-generation conventional open-pollinated loblolly pine seedlings to approximately $400 per 1,000 seedlings for a varietal product of the same species that exhibits enhanced traits selected for suitability in a specific end market and that we believe provides our customers with higher returns on investment. In New Zealand, our radiata pine seedlings range in price from approximately $110 per 1,000 seedlings for open-pollinated seedlings to $550 per 1,000 seedlings for varietal seedlings.

To accelerate adoption of our higher-value products, we intend to leverage our longstanding customer relationships and the improved returns that we believe will be provided by these products. In some of our geographic markets, the transition to higher-value seedling products is already well-established. In the year ended March 31, 2010, we generated approximately 70% of our revenue in New Zealand and Australia from sales of our advanced products. The shift to advanced seedling products and higher average selling price that has already occurred in New Zealand is now beginning to occur with our customer sales in the significantly larger U.S. market. For example, as our customers in the United States have transitioned to our higher-value products, which consist of our “elite” open-pollinated conventional seedlings, our MCP seedlings and our varietal seedlings, sales of these products have grown from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010, with increasing sales of MCP and varietal seedlings each year. This shift in sales to our higher-value products also drove the 15.5% increase in our U.S. average selling price over the same period and we expect this trend to continue.

For the year ended March 31, 2010, we generated $21.6 million of revenue, of which 76% was generated from customers located in the United States, 19% from customers located in New Zealand and 5% from customers located in Australia. Our top ten customers represented approximately 36% of this revenue. Of the 240 million seedlings we sold in the year ended March 31, 2010, 91% were sold in the United States. We generated a gross profit of $5.2 million for the year ended March 31, 2010. After incurring research and development expenses of $11.2 million, or 51.9% of revenue, in the year to enhance and expand our pipeline of future advanced and biotechnology products, we recorded a net loss of $(14.7) million. For the year ended March 31, 2009, we generated $23.7 million of revenue and recorded a net loss of $(15.3) million, and for the year ended March 31, 2008, we generated $18.2 million of revenue and recorded a net loss of $(18.1) million. For the nine months ended December 31, 2010, we generated $11.1 million of revenue and recorded a net loss of $(14.2) million. We expect to continue to incur net losses over the next several years, including the year ended March 31, 2011, primarily as a result of our continuing investment in the research and development of advanced and biotechnology seedling products. As of March 31, 2011, we had 181 employees and operated 13 nurseries, 15 seed orchards, 20 distribution centers and three research and development facilities located throughout the Southeastern United States, New Zealand and Australia, as well as an office in Brazil. In November 2010, we signed a build-to-suit and lease agreement for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which we intend to occupy upon its anticipated completion by the end of 2011. The agreement includes an option for us to purchase the facility, which we intend to exercise during the year ended March 31, 2012 using net proceeds from this offering.

Our Market Opportunity

We believe that there is a large market opportunity for our advanced and biotechnology seedling products. Due to the increasing supply and demand pressures on global wood availability, we expect the commercial forestry industry to rely more heavily on purpose-grown trees. Purpose-grown trees are trees that are planted, maintained and harvested on plantations for commercial purposes. Purpose-grown trees deliver improved per-acre productivity as compared to harvesting native forests and are a more sustainable source of wood. Historically, the global commercial forestry industry has relied heavily on the harvesting of native forests. The use of wood from native forests is under increasing pressure from competing uses of land, such as conversion to agricultural uses and the continued expansion of commercial and residential development, and from the limited accessibility to remaining unharvested forests, including as a result of conservation efforts. According to the FAO, from 1990 to 2005, the total area of deforestation was approximately 395 million acres, which is more than twice the size of Texas. In addition, over the past ten years, 150 million acres of the remaining global forests have been set aside as protected forests.

The historic and ongoing reliance on native forests is primarily the result of the relatively low costs associated with native forests as a source of wood. Purpose-grown trees must be planted and maintained, and the land utilized for purpose-grown trees will not be available for other uses during the growing cycle, which is often 20 years or more. As a result, land owners and managers incur higher costs with the use of purpose-grown trees. For purpose-grown trees to be cost-effective for the commercial forestry industry, the trees must be of sufficiently high value to justify their increased cost. Trees are considered “high-value” when they grow more quickly, are taller and wider, have a high tolerance to stresses like cold, insects or disease, exhibit uniform height, thickness and branching, can be converted more efficiently to pulp or sawtimber, or have certain other wood quality characteristics.

Based on the FAO’s 2010 Global Forest Resource Assessment, purpose-grown trees currently account for approximately 7% of the global forest area. Purpose-grown trees, however, represent a larger proportion of the wood supply for industrial use. According to a 2005 FAO report, due to the increased productivity of planted forests, these trees contributed approximately 35% of industrial roundwood supply in 2000 and the FAO anticipated that this percentage would rise to 40-44% by 2020. According to the FAO, the total area of planted forests increased by an aggregate of 60 million acres from 2005 to 2010. By growing trees on plantations, land owners and managers are able to plant species that are best-suited to a particular end-market or geography, and reduce transportation and other costs by locating the plantation within close proximity to a paper mill, biopower facility or export hub. Purpose-grown trees also enable biopower and biofuels facility developers to plant their own trees, providing them with a captive, stable source of low-cost biomass. Unlike native forests, plantations can be planted with uniform high-value seedlings that exhibit more predictable traits, which enable land owners or managers to make more informed planting and harvesting decisions. In addition, purpose-grown trees are planted in rows and managed to minimize underbrush and competing vegetation, which improves the growth of the trees and reduces the cost of harvesting trees. By reforesting land that was previously clear, land owners and managers may also be able to capitalize on the carbon offset markets, if and when those markets develop.

We believe that the demand for high-value, purpose-grown trees is driven by the shift in ownership of commercial timberland. According to The Campbell Group, LLC, a timberland investment advisory firm, over the past 15 years, ownership of U.S. industrial timberland has gradually shifted from integrated corporate owners such as forest products companies, which owned 95% of the industrial timberland in 1996 and 32% in 2009, to investment companies such as TIMOs and REITs, which owned 5% of the industrial timberland in 1996 and 63% in 2009. A similar shift in ownership has occurred in New Zealand and Australia. Land owners and managers who actively manage timberland to achieve improvements in the financial returns of their investors have helped to drive the transition from harvesting native forests to planting and harvesting purpose-grown trees on plantations. In addition, based on our experience, these land owners and managers have purchased high-value seedling products to improve their returns. We believe this shift will continue to be an important catalyst for broad industry adoption of our advanced and biotechnology seedling products.

We are applying a business model similar to the model that has been successfully used by the agricultural biotechnology industry; however, there are differences between these two industries. For example, the rotation length of agricultural crops is shorter than the rotation length of trees and there are additional regulations that govern biotechnology products intended for human and animal consumption that do not apply to our products. In particular, we are applying biotechnology techniques to develop new, higher value genetic products. As occurred in the agriculture industry in the 1990s, we intend to share in the value that these products create through the prices we will charge for them. We believe our profitability will increase over time as we transition our customers from conventional seedling products to our biotechnology products without having to significantly increase our fixed costs. In the agricultural industry, companies such as Monsanto Company, the first mover in that industry, introduced biotechnology crops that redefined productivity, which dramatically improved the economics of farmed crops as compared to their conventional seed competitors. According to the 2010 ISAAA Brief No. 42, the number of acres planted with biotechnology-enhanced crops grew from approximately 4.3 million acres in 1996 to approximately 370 million acres in 2010, representing a compound annual growth rate of 38%. In 2010, biotechnology-enhanced crops represent approximately 81% of soybean, 64% of cotton, 23% of canola and 29% of maize planted globally. We believe, but cannot guarantee, that our biotechnology seedlings will have an impact on the productivity and economics of the commercial forestry industry similar to the impact that biotechnology crops have had on the agricultural industry.

Our Primary End-Markets

Our five primary end-markets are the traditional pulp and paper and wood products markets, the growing biopower and charcoal markets, and the emerging biofuels market. The demand for high-value, purpose-grown trees in each of these end-markets will continue to be driven by industry-specific dynamics, growth of developing economies and the increasing competition for available land.

Pulp and Paper

The global pulp and paper industry produces printing and writing paper, newsprint, tissue paper, packaging paper and other pulp-based products. The pulp and paper market has historically been relatively stable, with a global compound annual growth rate of 3% between 1995 and 2007, according to RISI. The U.S. paper grade pulp market contracted by approximately 4% in 2008 and by approximately 10% in 2009 primarily as a result of the worldwide economic downturn. In contrast, wood pulp production in Brazil, China and other emerging economies increased during this period. Emerging economies are expected to drive future growth in this market. According to RISI, China is the second largest consumer of paper-grade wood pulp and is projected to account for more than 45% of the growth in this market from 2009 to 2020. Due to the relative scarcity of wood fiber in China, it is expected that China will need to continue to increase its imports from Brazil, New Zealand, Australia and other major commercial forestry markets to meet this growing demand. For example, according to the New Zealand Ministry of Agriculture and Forestry, the percentage of New Zealand’s wood chips exported to China increased from 0% in 2008 to 8% in 2009 and, according to the Australian Bureau of Agriculture and Resource Economics, the percentage of Australia’s wood chips exported to China increased from 5% in 2008 to 9% in 2009.

We believe our existing presence in these wood-consuming and exporting markets and our pipeline of advanced and biotechnology seedling products position us well to expand into China and other fast-growing forestry markets. Our product pipeline includes products that are specifically designed to improve returns to integrated pulp producers and to land owners and managers growing trees for use in the pulp industry. Our freeze-tolerant tropical eucalyptus product, which we intend to sell initially in the Southeastern United States, may also be sold in the future to other geographies with similar climates, including parts of China. In addition, we are currently developing a short rotation eucalyptus product for use primarily in Brazil and a short rotation populus product for use primarily in the United States. In addition, we believe that our “stacked” products, which are products that combine multiple improved product traits, such as introducing fast growth traits to our freeze-tolerant tropical eucalyptus product, will provide an even higher level of performance.

In addition to these global drivers, the dynamics of the pulp and paper industry in the Southeastern United States and Brazil are an important factor driving demand for our products. Hardwood pulp in the Southeastern United States is used to produce high-quality printing and writing paper, and the manufacturers of hardwood pulp in this region currently consume wood primarily from slow-growing, naturally regenerated forests. The supply of these trees in the Southeastern United States is declining due to a higher rate of consumption relative to their growth rate, the conversion of land away from forestry uses and the reduced accessibility of remaining forest acres, all of which has resulted in increased prices and reduced reliability of wood supply. We believe that the use of purpose-grown hardwood trees with faster growth rates and greater wood yields, such as our conventional subtropical eucalyptus and our pipeline of biotechnology products, including our freeze-tolerant and short rotation products, has the potential to improve the competitiveness of pulp and paper producers in the Southeastern United States as compared to other markets.

In addition, we expect Brazil to continue to increase its global share of hardwood pulp exports. Pulp producers and exporters in Brazil are actively pursuing advanced seedling products to improve growth rates and wood quality. We are developing a growing presence in Brazil through collaborations with the country’s leading pulp producers and exporters. According to RISI, Brazil’s share of global hardwood market pulp, which excludes pulp produced for internal consumption, increased from 18% in 1992 to 38% in 2009 and is expected to increase to 44% by 2014.

Wood Products

The global wood products industry produces plywood, lumber and other wood products for construction, furniture and other industrial uses. Lumber is produced from sawtimber, which commands significantly higher prices than pulpwood and other lower value products. This superior revenue potential makes sawtimber particularly important to land owners and managers seeking to maximize their per-acre financial returns. We believe that the use of high-value purpose-grown trees improves the quality of the sawtimber and the customer’s return on investment. For example, the pine products we produce using advanced methods, such as mass-control pollination and varietal manufacturing, are designed to be more uniform and to exhibit height, width and branching characteristics that result in superior timber for the wood products end-market. Growing uniform, high-value trees in plantations results in trees with improved and more predictable wood quality characteristics, which enhance the ability of the land owner or manager to better predict yields and make harvesting decisions in response to changing market conditions. Our product pipeline includes products that are specifically designed to improve returns to the wood products end-market. We are currently developing a short rotation loblolly pine product and a short rotation radiata pine product that focus on improved wood quality and significantly shorter rotations. As a result, we expect land owners and managers to benefit from improved per-acre returns.

From 1995 to 2005, the size of the U.S. wood products market remained relatively constant, according to RISI. From 2007 to 2009, this market contracted by approximately 33.4% primarily as a result of the decline in the U.S. housing market. According to RISI, the anticipated recovery in the U.S. housing market is expected to drive a recovery in pine and other softwood lumber demand, with U.S. housing starts expected to more than triple over 2009 levels by 2014.

(1)	RISI Inc., 2010

We also expect the global wood products market to benefit from the growing demand for wood products in China and other emerging economies. According to the New Zealand Ministry of Agriculture and Forestry, China is emerging as a major export market for New Zealand logs, with a 133% increase in log export volumes to China in 2009, making it the largest importer of New Zealand logs on a volume basis. China is also the largest importer of logs from Australia representing 55% of log exports in 2009, according to the Australian Bureau of Agricultural and Resource Economics.

Biopower

Biopower refers to the conversion of wood and other biomass into energy through combustion or gasification, and is an increasingly common source of renewable energy. Biomass can either be directly burned for electricity or blended with coal in existing coal-powered generation plants. Sources of biomass for electricity generation, which are referred to as feedstocks, currently include wood, wood residue, other agricultural waste, municipal waste, industrial waste and biogas. High-density wood pellets, which are often manufactured from wood residue such as shavings or sawdust, are also a significant source of biomass for electricity generation. We believe that growth of the biopower market will generate a shortage of feedstock, creating an opportunity for increased use of purpose-grown trees as a source of biomass. In addition, we expect that in order to secure funding to build new biopower plants, developers will need to demonstrate ready access to feedstocks, and in some cases the execution of long-term supply contracts may be required. Purpose-

grown trees have the potential to become a more economical feedstock than waste materials and other alternatives due to their higher and more consistent yields, improved supply reliability and reduced transportation costs. According to Forisk Consulting, the annual consumption of wood for biopower in the United States has the potential to increase to 105.8 million green tons by 2020 based solely on currently announced and operating bioenergy projects in the United States.

Biomass is a more reliable source of electricity generation and available on demand as compared to wind and solar energy, the availability of which varies based on weather conditions and geography. For example, in the Southeastern United States, wind and solar resources are not as plentiful as they are in other parts of the United States while biomass is abundant. In addition, biomass does not require as much additional infrastructure investment as wind or solar energy. According to the U.S. Energy Information Administration, or the EIA, by 2030, biomass electricity generation in the United States is projected to represent approximately 40% of total non-hydroelectric renewable energy generation. The following table shows the projected increase in British thermal units, or BTUs, generated from biopower between 2009 and 2020, as reported by the EIA.

Projected BTUs Generated from Biopower

The United States, Europe, China and Brazil are the most important markets for renewable energy sources, together representing more than 75% of total energy generation from non-hydroelectric renewable and waste sources in 2008, according to the International Energy Agency, or IEA. The growth of the biopower market is being driven by government renewable energy standards and policies and the availability of low-cost sources of biomass, such as waste material. For example, the Chinese government is developing a plan designed to encourage the planting of approximately 50 million acres of purpose-grown trees by 2020, which would significantly increase the use of purpose-grown trees as a biopower feedstock in China.

The growth of the biopower market is also facilitated by the ability to repurpose commercially available power generation technology and existing coal-power infrastructure for biopower use, either by converting a coal power plant to a biomass power plant or by blending biomass with coal, which reduces the amount of coal burned by the power plant, a process referred to as co-firing. According to the EIA, biomass electricity generation in the United States is projected to grow from 38.3 billion kilowatt hours in 2008 to 95.6 billion kilowatt hours in 2020, representing a compound annual growth rate of 8%, a large portion of which is expected to result from increased co-firing. In the Southeastern United States, we expect the demand for biomass to increase as new power generation and wood pellet manufacturing facilities currently proposed or under construction are completed. In addition, according to the European Biomass Association, the amount of wood pellets exported from North America to Europe for energy production has more than doubled from 2007 to 2009, and growth in this market is expected to continue.

Charcoal

Charcoal is produced by applying extreme pressure and heat to wood and other substances. Unlike other countries that primarily use coke in steel production, Brazil also uses charcoal in steel production. In 2009, 35 million cubic meters of wood were consumed for charcoal production according to the Brazilian Association of Forest Plantation Producers. From 2008 to 2009, charcoal production decreased by 38.5% as a result of the worldwide economic downturn. Historically, the wood used in charcoal production came primarily from native forests. The use of purpose-grown trees began increasing in the 1940s, primarily in response to concerns over forest conservation in Brazil, and in 2009, 55% of the wood used in charcoal production came from purpose-grown eucalyptus.

Minas Gerais, Brazil’s largest charcoal-producing state, producing 60% of the charcoal consumed in that country according to the Brazilian Association of Mining Forestry, recently adopted a law requiring that purpose-grown trees account for 85% of total charcoal production in that state from 2009 to 2013, 90% from 2014 to 2017 and 95% starting in 2018, as compared to only 72% in 2009. In addition, the Brazilian Ministry of Environment has recently proposed that the Brazilian iron and steel industries use more charcoal produced from purpose-grown trees, such as planted eucalyptus, in their pig iron production processes. The emphasis on using purpose-grown trees is intended to preserve Brazil’s native forests and to reduce greenhouse gas emissions. These two regulatory developments will require increased plantings of purpose-grown trees, creating an increase in demand for fast-growing eucalyptus, the most widely used purpose-grown tree in Brazil. Any increase in charcoal consumption as a result of stronger demand and improved economic conditions would further add to that growth.

Biofuels

Biofuels are liquid fuels for transportation derived from wood and other organic materials. The Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007 established renewable fuel standards and set target production and import levels of renewable fuels in the United States. Currently, biofuels are primarily produced from corn, wheat, sugarcane, vegetable oils and other organic materials. Current Environmental Protection Agency, or EPA, renewable fuel standards for the United States require increases in the production of advanced biofuels. Advanced biofuels include, among others, those produced using biodiesel, sugar and cellulose (found in organic materials such as wood, switchgrass and other perennial grasses). The EPA has targets of 600 million, 950 million, 1.35 billion, 2 billion and 15 billion gallons of advanced biofuels by 2009, 2010, 2011, 2012 and 2020, respectively. We believe that wood as a source of biomass for the production of advanced biofuels has significant benefits as compared to switchgrass and other perennial grasses. For example, unlike trees, switchgrass and other perennial grasses cannot be grown and harvested year-round and cannot be stored as efficiently as wood. Trees also do not need to be harvested on an annual basis, unlike grasses, which die if not harvested each year. As a result, land owners and managers have flexibility in the timing of their harvests. In addition, most other advanced biofuel feedstocks are not currently grown for commercial purposes and the large-scale use of these sources of biomass for biofuels production would require substantial infrastructure investment.

The following table shows the projected increase in BTUs generated from advanced biofuels between 2009 and 2020, as reported by the EIA.

Projected BTUs Generated from Advanced Biofuels

As the technology for producing advanced biofuels on a commercial scale develops, we believe there will be a significant increase in the consumption of wood for biofuels production. In addition to the emerging opportunity for biofuels production and use in the United States, we believe that government mandates for the production and use of biofuels in Europe and other large energy-consuming countries such as China will drive global demand for alternatives to fossil fuels. There has also been increased focus on developing the technology required to produce advanced biofuels from wood and other non-food based sources that do not impact food prices. In addition, there is an emerging market for bioproducts, which are chemicals or other materials produced as co-products in the manufacturing of biofuels. These bioproducts are used to supplement or replace traditional industrial petroleum-based products.

Our End-Market Growth Opportunity

Except as otherwise noted, the graphic below illustrates the potential growth opportunity presented by our five primary end-markets (as well as pellets used for biopower) using third-party industry data on wood production adjusted in the manner described in the table below. This data is presented for the geographies in which we currently operate as well as China, in which we do not currently operate but believe will be a key element of our future expansion strategy. To put this end-market size and growth data in context to show the potential opportunity for our business of selling seedlings, we have also converted the data to an estimated equivalent number of trees that would be needed to satisfy the reported or projected demand, using a number of assumptions described in the table below. As described in more detail below, this data does not represent the number of trees actually consumed or projected to be consumed, nor does it represent the number of seedlings purchased or planted by land owners and managers.

(1)	This data represents RISI’s estimates of current and projected consumption of pulp by the Chinese market. We expect a portion of this consumption to be supplied by imports of pulp produced in other geographies, including the United States, Brazil, New Zealand and Australia. This table does not include any wood consumed in China for the wood products, biopower and biofuels end-markets.

The table below sets forth in greater detail the estimated size and projected growth of the markets illustrated above. Although the demand in each of these end-markets is global, third-party industry data is readily available only for the selected geographies that we have presented in the table. Although these are our target markets, we do not currently sell our seedling products in all of the geographies presented. Market size is generally reported as wood harvested for use in that end-market. For the biofuels market, however, the data represents fuels produced. The biopower and biofuels market size data is also based on certain other assumptions described below. We have also presented the approximate compound annual growth rate (CAGR) that the projected future market sizes represent. Actual growth in these end-markets may vary significantly from the projections for the reasons described in the section entitled “Risk Factors,” including as a result of shifts in underlying market trends, such as demand in developing economies, regulatory initiatives related to renewable energy and mitigation of greenhouse gas emissions, and general economic conditions.

To put this end-market size and growth data in context to show the potential opportunity for our business of selling seedlings, we have also converted the data to an estimated equivalent number of trees that would be needed to satisfy the reported or projected demand, using a number of assumptions described below. This data does not represent the number of trees actually consumed or projected to be consumed, nor does it represent the number of seedlings purchased or planted by land owners and managers. For the U.S. biofuels market we have assumed that 40% of advanced biofuels production comes from wood. We believe this is a reasonable assumption based on an aggregation of regional projections as to the amount of wood used in the production of biofuels. As described above, the projected demand for biofuels includes sources other than wood, such as switchgrass, agricultural waste or other organic material. Furthermore, even if wood from trees were used to satisfy demand in all of the end-markets presented, it may have been and in the future may be sourced in part by depleting existing forests rather than requiring the planting of new tree seedlings. Finally, the assumptions we used to convert the market data into an estimated equivalent number of trees consumed are based on our estimates of general industry standards for each end-market, which vary based on the particular types of trees planted, the size of trees when harvested and the growing conditions. Accordingly, the actual number of trees consumed will vary significantly from the estimated equivalent number of trees set forth below.

	2009		Projected 2015			Projected 2020
		Approximate		Approximate	Approx.		Approximate	Approx.
	Reported	Number of	Reported	Number of	CAGR	Reported	Number of	CAGR
	Metric	Trees(1)	Metric	Trees(1)	(‘09-‘15)	Metric	Trees(1)	(‘09-‘20)
Pulp and Paper(2)
Global	163 million metric tons of pulp	4,300 million	190 million metric tons of pulp	5,020 million	3%	208 million metric tons of pulp	5,510 million	2%
United States	48 million metric tons of pulp	1,280 million	50 million metric tons of pulp	1,310 million	0.4%	49 million metric tons of pulp	1,295 million	0.1%
New Zealand and Australia	3 million metric tons of pulp	70 million	4 million metric tons of pulp	105 million	6%	5 million metric tons of pulp	135 million	6%
Brazil	14 million metric tons of pulp	370 million	20 million metric tons of pulp	535 million	6%	23 million metric tons of pulp	605 million	5%
China	21 million metric tons of pulp	565 million	33 million metric tons of pulp	865 million	7%	43 million metric tons of pulp	1,125 million	6%
Wood Products(3)
United States	212 million cubic meters of wood	1,590 million	312 million cubic meters of wood	2,340 million	7%	328 million cubic meters of wood	2,455 million	4%
New Zealand and Australia	32 million cubic meters of wood	240 million	32 million cubic meters of wood	240 million	0%	32 million cubic meters of wood	240 million	0%
Brazil	40 million cubic meters of wood	300 million	40 million cubic meters of wood	300 million	0%	40 million cubic meters of wood	300 million	0%
Biopower(4)(5)
United States (Electricity)	11 million green tons wood	110 million	71 million green tons wood	710 million	36%	109 million green tons wood	1,095 million	23%
United States (Pellets)	3 million green tons wood	30 million	12 million green tons wood	115 million	26%	33 million green tons wood	335 million	25%
Brazil	42 million cubic meters wood	380 million	49 million cubic meters wood	445 million	3%	59 million cubic meters wood	540 million	3%
Charcoal(6)
Brazil	19 million cubic meters of wood from plantations	175 million	23 million cubic meters of wood from plantations	205 million	3%	32 million cubic meters of wood from plantations	295 million	5%
Biofuels(7)
United States	—	—	2 billion gallons of advanced biofuels	550 million	—	6 billion gallons of advanced biofuels	1,500 million	—

(1)	The number of trees is rounded to the nearest five million.

(2)	Production of paper-grade wood pulp for 2009 and projections for 2015 and 2020 were obtained from the RISI 15-Year World Pulp and Recovered Paper Forecast, July 2010. Our conversion from metric tons of pulp to an estimated equivalent number of trees harvested assumes that (a) four tons of green, or “wet,” wood yield one ton of pulp, as the pulp must be separated from water and other components, and (b) one acre of land with 600 trees planted on it, most of which are high-quality tree species grown to maximize pulp volume, produces 100 green tons of wood at harvest.

(3)	Wood harvested in the United States for use by the wood products industry for 2009 and projections for 2015 and 2020 were obtained from the RISI 15-year North American Timber Forecast, September 2010. Use of roundwood (or logs) harvested from purpose-grown forests in Brazil for use by the wood products industry for 2009 was obtained from the Brazilian Association of Forest Plantation Producers (ABRAF) Statistical Yearbook, 2010. Wood harvested for saw, veneer and other logs in Australia for use by the wood products industry for 2009 (12 million cubic meters) was obtained from the Australian Forest and Wood Products Statistics report by the Australian Bureau of Agricultural and Resource Economics and Sciences (ABARES), November 2010. Saw logs, peeler logs and logs exported harvested in New Zealand for use by the wood products industry for 2010 (20 million cubic meters) was obtained from the Forestry Production and Trade Statistical Release, September 2010, by the New Zealand Ministry of Agriculture and Forestry. Third-party projections of harvest for wood products in 2015 and 2020 in Brazil, Australia and New Zealand are not available. As a result, we have assumed that the wood products harvest levels in 2015 and 2020 in these three countries will be identical to 2009 levels. Our conversion from cubic meters of wood to an estimated equivalent number of trees consumed assumes that (a) 1.25 green tons of wood yield one cubic meter of wood for wood products and (b) one acre of land with 600 trees planted on it, most of which are high-quality tree species grown in spacings that maximize thickness and straightness, produces 100 green tons of wood at harvest.

(4)	United States: Roundwood and chip capacity for operating and announced electricity generation and pellet production projects in the United States for 2009 (11 and 3 million green tons, respectively) and projections for 2015 (71 and 12 million green tons, respectively) were obtained from Wood Bioenergy US published by Forisk Consulting in August, 2010. To estimate roundwood and chip consumption capacity for electricity generation projects in 2020, we applied the projected compound annual growth rate for U.S. electricity generation from wood and other biomass from 2015 to 2020 (9%) obtained from the EIA Annual Energy Outlook 2011 to the 2015 electricity generation projection (71 million green tons). To estimate roundwood and chip utilization capacity for pellet production projects in 2020, we applied the projected compound annual growth rate in European pellet use from 2008 to 2020 (24%) obtained from the European Biomass Association European Biomass Statistics, 2010 to the 2015 pellet production capacity projection (12 million green tons). Our conversion from green tons to an estimated equivalent number of trees assumes that one acre of land with 1,000 trees planted on it, most of which are high volume trees species grown in dense stands, produces 100 green tons of wood at harvest. Our biopower market projections differ significantly from those put forward by RISI in the 15-year North American Timber Forecast which shows 10 million green tons in 2009, 31 million green tons in 2015 and 45 million green tons in 2020 of wood harvested for wood pellets and electricity produced by private power companies. RISI states that its assessment of bioenergy capacity development is conservative and it has assumed a decelerated investment cycle, delay in start-up operations from announced projects and a slowdown in the pace of development from 2015 to 2020. We believe RISI’s underlying assumptions also fail to incorporate the substantial benefits of improved genetics and changes in forest management to maximize biomass production for this emerging market.

(5)	Brazil: Utilization of wood from purpose-grown forests for industrial fuelwood in Brazil for 2009 (42 million cubic meters) was obtained from the ABRAF Statistical Yearbook, 2010. To estimate wood use for industrial fuelwood in 2015 we applied the projected compound annual growth rate for biomass and waste electricity generation in Latin America from 2008 to 2015 (3%) obtained from the IEA World Energy Outlook for 2010 (WEO 2010) to the 2009 usage (42 million cubic meters) for an estimate of 49 million cubic meters of wood use for industrial fuelwood in 2015. To estimate wood use for industrial fuelwood in 2020 we applied the projected compound annual growth rate for biomass and waste electricity generation in Latin America from 2015 to 2020 (4%) obtained from the WEO 2010 to the 2015 projection estimate (49 million cubic meters). Our conversion from cubic meters of wood to an estimated equivalent number of trees assumes that one acre of land with 650 trees planted on it, most of which are lower-value trees, produces 71 cubic meters of wood at harvest.

(6)	The amount of purpose-grown eucalyptus used for charcoal in 2009 was obtained from ABRAF Statistical Yearbook, 2010. We estimated projected growth to 2020 assuming the implementation of a new law adopted by Minas Gerais, Brazil’s largest charcoal-producing state representing 68% of charcoal consumption from eucalyptus plantations in Brazil, requiring that purpose-grown trees account for 95% of total charcoal production in that state by 2018, compared to approximately 72% in 2009, together with projected growth of charcoal consumption in Minas Gerais of 2.2 million cubic meters per year starting in 2017, based on the expected completion date for projects, which was obtained from ABRAF Statistical Yearbook, 2010. The charcoal industry in the rest of Brazil was assumed to remain flat. We assumed that purpose-grown trees account for 90% of charcoal production in Minas Gerais by 2015 and 95% by 2020, in accordance with the new law’s annual requirements. Our conversion from cubic meters of wood to an estimated equivalent number of trees consumed assumes that (a) one acre of land with 650 trees planted on it, most of which are lower-value trees, produces 71 cubic meters of wood at harvest.

(7)	Advanced biofuels production requirements for 2015 and 2020 were obtained from the EPA Renewable Fuels Standards, March 2010. We have assumed that wood was not a source for advanced biofuels production in 2009. In addition, for 2015 and 2020, we have assumed that 40% of advanced biofuels production comes from wood. Our conversion from gallons of advanced biofuels to an estimated equivalent number of trees needed to satisfy this demand assumes that (a) one green ton of wood yields 40 gallons of ethanol and (b) one acre of land with 1,000 trees planted, most of which are high-volume tree species grown in dense stands, produces 100 green tons of wood at harvest. Data for bioproducts is not readily available and therefore not included.

Our Technology Platform

Our leading technology platform is built on over 100 years, in the aggregate, of tree improvement research, combining substantially all of the research and development activities, commercial tree improvement, seed orchard and nursery businesses of three industry leaders: International Paper, MeadWestvaco and Rubicon. The tree improvement activities of these companies were formed from the prior consolidation of numerous genetics programs, including Champion International Corporation, Union Camp Corporation, Fletcher Challenge Limited, Hammermill Paper Company, Carter Holt Harvey Limited and Federal Paper Board Company. This combination of outstanding expertise in tree breeding, genetics, seedling production and sales and distribution channels that these three companies have developed independently over decades of significant investment, and now owned by us, provides us with a broad portfolio of intellectual property, ownership of a large and diverse repository of germplasm that includes the most widely used tree species in the global commercial forestry industry, and the production capabilities and channel to market to commercialize our products.

We produce tree seedlings using a variety of processes, ranging from open pollination to biotechnology and other laboratory-based techniques that are designed to enhance desired traits in the seedlings. In our pine seed orchards, we produce seeds through naturally occurring open pollination where we do not control the pollen source but do select the seed source, and through mass-control pollination where we select both the pollen source and the seed source to produce seeds with desirable traits. We also produce varietal seedling products through several proprietary, laboratory-based processes whereby we identically replicate selected seedlings that best meet the needs of our customers. In addition, we have a pipeline of 15 biotechnology products in development, where we use genetic technology to introduce new traits, such as freeze tolerance or accelerated growth, to our varietal seedling products. Our freeze-tolerant tropical eucalyptus product is the first and only biotechnology forestry product under review for deregulation by the USDA, and we have the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil.

We believe our technology platform is a critical component of our integrated business model and is at the core of our continued success, and we intend to continue investing in this platform. Our technology platform consists of the following key elements:

•	Germplasm Repository. We own one of the largest and most diverse repositories of germplasm in the world, including over 50 distinct commercial tree species and hybrids, which have been selected and developed since the 1950s for their desirable traits. Our portfolio of germplasm includes the most widely used pine and hardwood species in the United States, New Zealand and Australian commercial forestry markets. Through our product development collaborations in Brazil, we also work with leading eucalyptus germplasm, which is used by our collaborators. For two of our largest commercial pine species, loblolly and radiata, we have catalogued over 13,500 unique varieties. Our high-quality germplasm provides us with the resources to develop a wide variety of improved trees and is the base material into which we integrate specific genetic traits to produce our biotechnology products. To protect this valuable resource, we carefully restrict access to and cryopreserve our germplasm at our research facilities and in back-up locations.

•	Gene Discovery, Research and Licensing Program. In connection with the development of our biotechnology seedling products, we have patented approximately 25 distinct genes and promoters in the United States through our in-house research programs and have licensed the rights to use over 50 genes and promoters through licensing arrangements with several leading academic and commercial institutions, many of which provide us with exclusive rights to commercially valuable traits in certain fields of use and/or geographies. We also collaborate with the New Zealand Forest Research Institute Limited on the development of new genetic traits. We focus in particular on developing or licensing genes responsible for traits that could improve the commercial usefulness of a particular tree species, such as improved growth rates, yields, stress-tolerance, uniformity, wood quality and processing efficiency, as well as genes responsible for pollen and flower control, which can be used to restrict the reproduction of our products to address regulatory and environmental considerations related to biotechnology products.

•	Proprietary Development and Production Processes. We have developed a number of proprietary techniques for use in various stages of our development and production processes, including the cost-effective, large-scale commercial manufacturing of varietal and biotechnology seedlings and mass production of bioengineered genetic material for use in biotechnology seedlings. For example, we have developed automated embryo harvesting techniques for use in somatic embryogenesis, which is a critical technology for pine varietal and biotechnology seedling production. In addition, through our biotechnology transformation processes, we have the capability to introduce gene traits into the germplasm of many tree species, providing us with thousands of new transformed tree varieties that can be tested and refined into the best performing candidates for our biotechnology products. In addition to trade secret protection, as of March 31, 2011, we held 11 patents and had 13 patent applications pending relating to our proprietary development and production techniques.

•	Silviculture and Tree Improvement Expertise. Silviculture is the practice of managing the establishment, growth, composition, health and quality of forests to accomplish specified targets set by land owners and managers. Tree improvement refers to the identification and breeding of trees with highly desirable combinations of traits. Our ability to consistently develop improved generations of conventionally grown trees, which in the year ended March 31, 2010 represented approximately 72% of our revenue, depends on our well-established expertise in silviculture and tree improvement. This expertise is built on the over 100 years, in the aggregate, of tree improvement research as well as the extensive know-how of our orchard, nursery and product development employees who are experienced commercial foresters with an average industry experience of approximately 20 years. Our ability to grow, select, breed and cultivate high-quality parent trees is also the foundation for the proprietary varietal and biotechnology techniques we use to develop our high-value products. Furthermore, our silviculture expertise is the basis for our FlexStand® System, which allows our customers to optimize production of multiple products on the same tract of land by using carefully designed land use strategies.

Our Integrated Business Model

We are currently the only integrated global commercial tree seedling company. As a result, no single entity competes with us in commercial sales across the full range of our business. Our integrated business model combines our research and product development program, tree improvement program, field testing, product production, sales and distribution infrastructure with our established customer base. This business model facilitates both product innovation and commercialization, and the transition of our customers to our advanced products. We believe our integrated business model plays a critical role in our success. Our business model enables us to work together with our customers to understand their needs and to facilitate the adoption of our advanced products. We intend to continue to leverage this business model to drive the future development, production and commercialization of our new products, including our biotechnology products. We believe that this makes us an attractive partner for companies and other entities seeking to commercialize new technologies and products for the commercial forestry industry, particularly those related to biotechnology.

Our Competitive Strengths

We believe we possess a number of competitive strengths and a first mover advantage that position us for significant growth and make it difficult for existing or potential competitors to replicate our technology and products. Some of these key strengths are as follows:

•	Broad Product Portfolio that Delivers Significant Value for Our Customers. Our portfolio of seedling products includes the most widely grown tree species in the commercial forestry industry and range from conventional to technology-enhanced seedlings, including MCP and varietal seedlings. This portfolio enables us to meet the needs of more customers in a greater number of geographies while also helping them access a larger number of end-markets. For example, we supply multiple generations of pine seedlings that enable us to address the needs of multiple types of land owners and managers (including private foresters, TIMOs, REITs and integrated forest products companies), that can be planted in multiple geographies (including the United States, New Zealand, Australia and Brazil) and that can be harvested to serve multiple end-markets (including pulp and paper, wood products, biopower, charcoal and biofuels). Our advanced products offer significant value to our customers through a range of enhanced traits including improved uniformity, higher growth rates, higher yields, improved wood quality, increased stress-tolerance and better processing efficiency relative to conventional products. Based on our research and estimates, this improved product performance offers our customers significantly higher returns on their land, which justifies premium pricing relative to conventional products. For example, our containerized MCP pine seedling products in the United States currently sell for more than four times the price of our best-selling conventional OP pine seedling product.

•	Pipeline of Advanced and Biotechnology Products. In addition to our ongoing advanced tree improvement programs, we currently have six advanced and 15 biotechnology products under development, including several in the advanced stages of development. These include freeze-tolerant tropical eucalyptus, short rotation populus, short rotation loblolly pine, short rotation eucalyptus and improved pulping tropical eucalyptus, as well as next generations of our MCP and varietal products. We are the first and only company with a biotechnology forestry product currently under review for deregulation by the USDA and have the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil. We have designed our advanced and biotechnology products to suit particular geographies and end-markets by modifying certain targeted genetic traits, such as freeze tolerance for certain areas of the Southeastern United States and other geographies with similar climates, including parts of China, and improved lignin content to reduce costs for pulp and biofuels processors in Brazil. As a result, we believe these products will provide a significantly higher value to our customers compared to the conventional products that we currently offer. Our technology platform also gives us ability to “stack” product traits at marginal additional cost to us. For example, we can combine a short rotation product with a product with superior wood quality, or a fast-growing eucalyptus product with a product that exhibits freeze tolerance. In addition, by leveraging their use into multiple geographies and end-markets, we are able to significantly increase the value of the products we are developing at marginal cost. For example, we expect that our short rotation eucalyptus product, which is designed for the Brazilian pulp and paper market, will also have application to the Brazilian charcoal market. Similarly, we expect that our freeze-tolerant tropical eucalyptus product, which is targeted for the Southeastern United States, may also have application to other geographies with similar climates, including parts of China. As a result, we are able to expand the breadth of our portfolio and maximize the return on our research and development spending.

•	Established Existing Business and Expansive Customer Base. We believe we are the largest provider of tree seedlings to the commercial forestry industry in the world. Based on our annual seedling sales and management estimates, we believe we currently have an approximately 27% share of the total seedling market in the Southeastern United States, including an approximately 31% share of the loblolly pine market. In addition, we believe we currently have an approximately 36% share of the total seedling market in New Zealand, including an approximately 41% share of the radiata pine market, and a significant share of the Australian pine seedling market. Our base of over 5,000 customers includes some of the largest land owners and managers in the United States, New Zealand and Australia. Our customers include 13 of the 20 largest land owners and managers in the United States as reported by RISI in 2008, and six of the ten largest land owners and managers in New Zealand as reported in 2009 by the New Zealand Forest Owners Association and the New Zealand Ministry of Agriculture and Forestry. Many of our large customers actively manage timberland to improve the financial returns of their investors and have been among the first to transition to our higher-value products. As our customers have transitioned to our higher-value products, which consist of our elite open-pollinated seedlings, our mass-control pollinated seedlings and our varietal seedlings, sales of these products have grown from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010. This shift in sales to our higher-value products also drove the 15.5% increase in our U.S. average selling price over the same period. In addition, in the year ended March 31, 2010, we generated approximately 70% of our revenue in New Zealand and Australia from sales of our advanced products. We expect that our established customer base will facilitate the adoption of our biotechnology products and that as a result the average selling price of our products will continue to increase.

•	Technology Leadership Position. Our technology leadership position is built on over 100 years, in the aggregate, of tree improvement research. We own a portfolio of over 230 patents and patent applications, with license rights to more than 200 additional patents and patent applications. We also own one of the largest and most diverse repositories of tree genetic resources, or germplasm, in the world. To produce our advanced and biotechnology products on a commercial scale, we have developed numerous proprietary processes and techniques related to the biotechnology transformation process and the large-scale manufacturing of advanced seedlings. Our patent portfolio, trade secrets, license agreements and unique germplasm provide us with a solid technology foundation that we believe is difficult to replicate and upon which we continue to build. Our in-house discovery program and numerous license arrangements provide us with many distinct genes that we use in the development of our biotechnology seedling products. In addition, we have entered into over 30 product and research collaborations to enhance our technology platform, including collaborations with Brazil’s largest integrated forest companies and research partnerships in the United States with biofuels research organizations. We have also developed numerous proprietary processes and techniques for large-scale seedling production and for commercializing biotechnology products. We believe our technology leadership will enable us to continue setting the technology standard in our industry.

•	Demonstrated and Scalable Development, Production and Commercialization Platform. We believe that our fully integrated business model, with capabilities spanning research, product development, testing, production, and sales and distribution, enables us to better match our products to the changing needs of the market, reduce the time and cost of commercializing new products and transition customers to higher-value products. Our business model is also scalable. The scalability of our technology enables us to leverage our research and development programs and expenses, and develop new products at relatively low marginal cost. In addition, traits enhanced in one tree species can be developed in other species at marginal additional cost to us. For example, the wood quality traits developed in our short rotation loblolly pine products in the U.S. market can be used in radiata pine products for the New Zealand and Australian markets. Moreover, we can apply the expertise we have accumulated in developing, testing and producing our advanced varietal products to the development and commercial production of our biotechnology products at a relatively limited incremental cost.

•	Experienced Management Team with a Strong Track Record and Biotechnology Expertise. With an average of 26 years of industry experience, our management team brings expertise in forestry and biotechnology, as well as a track record of successfully navigating biotechnology products through the USDA regulatory process to commercialize them. Barbara H. Wells, Ph.D., our President and Chief Executive Officer, is an internationally recognized expert in agriculture, biotechnology and forestry. Dr. Wells is a member of the Executive Committee and vice-chair of the Food and Agriculture Section Governing Board of the Biotechnology Industry Organization (BIO). Geoffrey P. Clear, our Senior Vice President and Chief Financial Officer, has successfully guided three technology companies through periods of rapid growth, including their initial public offerings. Wayne A. Barfield, our Vice President and General Manager of U.S. Operations, has decades of silviculture and operational forestry experience, and Leslie Pearson, Ph.D., our Director of Regulatory Affairs, has more than 12 years of regulatory experience in the forestry industry. In addition, Dr. Wells, as well as David M. Nothmann, our Vice President of Business and Product Development, and Maud A. W. Hinchee, Ph.D., our Chief Science Officer, have each held important regulatory, product development and product launch positions at Monsanto Company, which successfully introduced biotechnology products to the agricultural industry.

•	First Mover Advantage. We believe that the combination of our scalable technology platform, intellectual property and patents, large and diverse germplasm repository, global production capability, established customer base and pipeline of advanced and biotechnology products, places us in a strong position to penetrate emerging market opportunities as a first mover in the production of advanced and biotechnology seedling products. Given the inherent tree growth time associated with tree improvement research and the considerable time and investment required to develop and secure regulatory approval for biotechnology products, we believe our first mover advantage places us decades ahead of any new market entrants seeking to develop and commercialize a product portfolio and technology platform comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future.

Our Strategy

Our goal is to be the leader in developing and selling proprietary seedling products by revolutionizing the productivity of the global commercial forestry industry. We believe that by significantly improving the productivity of a given acre of timberland for our customers around the world, we will be able to rapidly grow our business, deliver superior financial performance and help conserve the world’s native forests. We are focused on achieving these goals by employing the following business strategies:

•	Develop and Commercialize New Advanced and Biotechnology Products. We intend to revolutionize the productivity of, and expand our market position in, the commercial forestry industry by developing and commercializing new advanced and biotechnology products. For example, our MCP seedlings and advanced varietal loblolly pine products are already setting higher standards for growth rates, yields, stress-tolerance, uniformity and wood quality as compared to the conventional products we currently offer, and we believe that our next-generation varietal products and our first-generation biotechnology pine products will offer significant value over our existing offerings. We believe that the productivity improvements of our next-generation products will significantly increase the value of our customers’ land. We believe this value proposition will accelerate the adoption of our high-value products and help us achieve significant market share gains in growing markets. We believe there are several similarities between the commercial forestry industry today and the agricultural industry in the early 1990s. In the agricultural industry, companies such as Monsanto Company, the first mover in that industry, introduced biotechnology crops that redefined productivity, which dramatically improved the economics of farmed crops as compared to their conventional seed competitors. According to the 2010 ISAAA Brief No. 42, the number of acres planted with biotechnology-enhanced crops grew from approximately 4.3 million acres in 1996 to approximately 370 million acres in 2010, representing a compound annual growth rate of 38%. In 2010, biotechnology-enhanced crops represent approximately 81% of soybean, 64% of cotton, 23% of canola and 29% of maize planted globally. Our goal is to develop and commercialize biotechnology seedling products that have an impact on the productivity and economics of the commercial forestry industry similar to the impact that biotechnology crops have had on the agricultural industry.

•	Transition Our Customer Base to Higher-Value Products. We intend to accelerate the adoption of our higher-value products by leveraging our customer relationships and the improved returns that we believe these products will provide. For example, we are engaged in detailed discussions with MeadWestvaco about arrangements to supply them with our freeze-tolerant tropical eucalyptus product when deregulated and commercialized. Our advanced and biotechnology products are designed to provide significant additional value, which will be shared by us and our customers. Agricultural biotechnology companies have successfully employed this value-sharing model to establish premium pricing for their higher-value products. We utilize field test sites to demonstrate to our customers the value of our advanced and biotechnology products. In addition, we recently introduced the FlexStand System, which expands our customers’ ability to serve multiple end-markets by optimizing production of multiple products on the same tract of land by alternating rows of trees planted for sawtimber and biomass. The adoption of advanced products is already well established in New Zealand and Australia where we generated approximately 70% of our revenue from sales of our advanced products in the year ended March 31, 2010. In the United States, we have demonstrated our ability to transition our customers to our higher-value products with increased sales of our higher-value products, which consist of our elite open-pollinated seedlings, our mass-control pollinated seedlings and our varietal seedlings, from 5.7% of U.S. revenue in the year ended March 31, 2008 to 24.2% in the year ended March 31, 2010, with increasing sales of MCP and varietal seedlings each year. This shift in sales to our higher-value products also drove the 15.5% increase in our U.S. average selling price over the same period.

•	Grow Through Customer Expansion into Emerging End-Markets. We intend to grow our business by increasing the number of our seedling products used by customers for the biopower, charcoal and biofuels end-markets. Our customers are actively seeking strategies to help them establish a position in these markets given their forecasted growth rates, and we believe our advanced and biotechnology seedling products have the potential to significantly broaden our customers’ access to these end-

markets. To be profitable in these markets, our customers need cost-effective means to increase yields and quickly grow trees with specific traits and characteristics, and we believe our current and future products meet this need. We are currently working with a number of land owners and managers on strategies to help them meet the increased demand for new renewable energy sources for specific biopower facilities. In addition, we are also advising biopower processors and suppliers on meeting their long-term biomass needs by planting our purpose-grown trees.

•	Expand into New High-Growth Geographies. We intend to grow our business around the world to capitalize on opportunities in the large and growing global commercial forestry market. Specifically, we intend to grow and further strengthen our competitive position in the United States, New Zealand and Australia, grow our presence in Brazil and expand our sales and operations into additional high-growth markets, such as China and markets throughout South America. We believe our ability to develop biotechnology seedlings with traits suited to specific geographies, growing conditions and end-markets provides us with a significant competitive advantage as we enter new markets. In addition, our existing relationships with large exporters of wood fiber in the United States, New Zealand, Australia and Brazil provide us with the opportunity to benefit from the growth of emerging markets to which they export without physical expansion of our operations geographically.

•	Extend Our Technology Leadership. We intend to extend our technology leadership, grow our broad product portfolio and commercialize our pipeline of advanced and biotechnology products by continuing to make significant investments in research and development and expanding our current base of research collaborations. Our pipeline of products currently consists of six advanced and 15 biotechnology products in various stages of development, including freeze-tolerant tropical eucalyptus, short rotation loblolly pine, short rotation populus, short rotation eucalyptus and improved pulping tropical eucalyptus. Additionally, we have the largest number of regulatory approvals for field tests of biotechnology forestry products in the United States and Brazil. We plan to continue to make significant investments in research and development for the foreseeable future. We also intend to expand our current base of over 30 product and research collaboration arrangements to further enhance our technology platform. As a result of our technology leadership position and the inherent tree growth time associated with tree improvement research, we believe we are decades ahead of any new market entrants seeking to develop a germplasm base, technology platform and product portfolio comparable to ours; however, there is no guarantee that we will be able to commercialize our biotechnology products in the near future.

•	Leverage Our Technology and Business Model to Drive Profitability. We intend to leverage our leading technology platform, established customer base and business model to drive our revenue growth and increased profitability. Although our revenue decreased from $23.7 million for the year ended March 31, 2009, to $21.6 million for the year ended March 31, 2010 due to the economic downturn, our net loss also decreased from $(15.3) million to $(14.7) million. We expect our revenues to grow, and our average selling prices and gross margins to increase, as we transition our customers to our high-value products without having to significantly increase our fixed costs. While we expect to continue to incur net losses for the next several years, we believe our scalable business model will enable us to drive profitability through the introduction of new products and expansion into new markets with relatively low marginal costs.

Our History

We were formed in February 2000 by combining all of the biotechnology forestry research and development programs of three leading forest products companies: Fletcher Challenge Limited (now Rubicon Limited, a New Zealand-based company), International Paper Company and Westvaco Corporation (now MeadWestvaco Corporation). Each company independently developed its own biotechnology forestry research program over decades of significant investment, and the combination of these programs provided us with a broad portfolio of intellectual property. The combination also provided us with a long-term financial commitment from our stockholders. Following this initial combination, in October 2007, our stockholders further contributed to us substantially all of their commercial tree improvement research programs and seed orchard and nursery businesses in the United States, New Zealand and Australia. Our stockholders’ aggregate investment over the past ten years, including the fair value of the assets contributed, has totaled more than $200 million. The October 2007 transaction significantly changed our competitive position, as it provided us with the platform from which to commercialize the products we develop by giving us ownership of one of the largest and most diverse repositories of germplasm in the world, demonstrated production and distribution capabilities and an established customer base of land owners and managers. As a result, we immediately transitioned from a research-based business to a fully integrated commercial developer and provider of conventional and technology-enhanced tree seedlings, and began selling conventional seedlings to many of the same customers previously served by our stockholders, generating $23.7 million in revenue from the global commercial sales of approximately 278 million seedlings in our first full fiscal year following the contribution, during which we also recorded a net loss of $(15.3) million. As of June 1, 2010, we converted from a limited liability company to a corporation, changing our name from “ArborGen, LLC” to “ArborGen Inc.”

Our Products

Our current portfolio of seedling products includes nine species of pine, including most widely used commercial species such as loblolly, radiata and slash pine, as well as 85 species of hardwoods, including eucalyptus, populus (which includes both aspen and cottonwood) and numerous specialty hardwoods. Our seedling products are currently sold to land owners and managers in the United States, New Zealand and Australia, with the largest part of our sales coming from the Southeastern United States, where we sold 218 million seedlings, or 91% of our volume in the year ended March 31, 2010. Of those seedlings sold in the Southeastern United States during that period, 209 million were pine seedlings and 9 million were hardwood seedlings. Of the 15.6 million seedlings sold in New Zealand during that period, 15.4 million were pine seedlings and 0.2 million were hardwood seedlings. Of the 6.3 million seedlings sold in Australia, 5.0 million were pine seedlings and 1.3 million were hardwood seedlings. We sell multiple generations of our most commonly sold trees, such as loblolly and radiata pine, to provide our customers with a broad portfolio of seedling products with a range of traits, which allows us to address different potential end-uses at different price points and returns on investment. We use the term “OP” to refer to those products produced using an open pollination process, “elite” to refer to the latest and most improved generation of a particular OP product, “MCP” to refer to those products produced using a mass-control pollination process, and “varietal” to refer to those products produced using a varietal manufacturing process. In addition, we refer to seedlings that are planted directly into the soil at our nurseries as our “bare root” seedlings, and we refer to seedlings that are planted in containers in our greenhouses as our “containerized” seedlings. We typically use the container method for our high-value seedling products to improve planting survival and to expand the planting window for our customers.

Pine

Pine trees are one of the most valuable and versatile commercial trees because they are a source of wood, fiber and energy and they are grown across a wide range of soil types and geographies. We sell loblolly, slash and longleaf pine products in the Southeastern United States and radiata pine products in New Zealand and Australia. Our pine products are currently harvested by our customers primarily for use in the pulp and paper and wood products markets. Pine products are also being used in the growing biopower market, and are beginning to be used in the emerging biofuels markets. Loblolly pine is the most widely grown tree in the Southeastern United States, with a geographic scope extending across 14 states from Texas to Florida to New Jersey. Radiata pine is the most widely grown tree in New Zealand. Variations of pine species similar to our products are also grown in Argentina, Brazil, Chile, Uruguay, China and other major forestry markets throughout the world.

Hardwood

Hardwood trees play an important role in the commercial forestry industry because they have a diverse set of traits that are valuable for the pulp and paper and wood products markets and, increasingly, the biopower and biofuels markets. Hardwood is used for many different purposes including the production of timber and composite materials for the wood products market, the manufacture of pulp and paper and the production of charcoal and wood pellets. The wood and fiber from hardwood species has unique properties that provide specific benefits not available from pine or other softwoods. We sell a wide array of hardwood species, including eucalyptus, populus and numerous specialty hardwoods. While not currently widely grown in plantations in the United States, we believe eucalyptus and populus have the potential to be widely grown purpose-grown hardwoods in the Southeastern United States for the pulp and paper and biopower markets.

Eucalyptus is the world’s most widely grown purpose-grown hardwood species. Eucalyptus trees are grown for commercial purposes throughout the world, with a particular concentration in tropical and temperate climates such as Australia, China, India, Brazil, Argentina, Uruguay, Chile, South Africa, Spain and Portugal. There has been increased demand for eucalyptus in the Southeastern United States because of its fast growth rates and high quality fibers as well as the declining availability of hardwood fiber harvested from naturally regenerated forests, making it valuable for the pulp and paper, biopower and biofuels markets. Historically, the use of eucalyptus for commercial purposes in the United States has been limited because of its general inability to withstand sudden drops in temperature. We have, however, identified and recently introduced subtropical eucalyptus seedling products that can be grown as far north as South Carolina. We expect pulp and paper companies and biomass producers with operations in the United States to have an increasing interest in purpose-grown eucalyptus as customer awareness of the benefits of eucalyptus increases. We have also developed a biotechnology freeze-tolerant tropical eucalyptus product, currently under USDA review for deregulation, that combines the fast-growing characteristics of the tropical eucalyptus grown extensively in Brazil with the ability to grow in geographic areas farther north than conventional tropical eucalyptus can grow.

Product Valuation Methodologies

In developing new products, we use two different methods for calculating the value that these products are expected to create for our customers: bare land value and delivered cost savings. The method we use for a particular product is based on the target customer and end-market for that product.

•	Bare Land Value (BLV). We typically use BLV for new products that will be sold to land owners and managers who are primarily focused on the wood products market. BLV is a metric commonly used in forestry to assess the returns from planting and harvesting trees relative to other land-use alternatives. BLV refers to the net present value, or NPV, of estimated revenues and costs associated with planting, growing and harvesting trees on a given tract of land without interruption into perpetuity, using a consistent land management strategy. We have selected BLV as a valuation metric due to its ability to more accurately calculate the value that is generated by a product that shortens the planting and harvesting cycle and makes the land available sooner for replanting. BLV is also useful for comparing the relative values of species with different rotation lengths. Other valuation metrics, such as NPV, do not account for the value of multiple planting and harvesting cycles over the same period of time. Key assumptions that we have used in our BLV calculations, which are described in more detail below, include the discount rate, the market price for wood, planting density, yields, the costs associated with site preparation, planting, fertilization, competing vegetation control and thinning, the rotation length, timing and percentage of thinning and product prices. The calculation of BLV may vary based on changes to any of these assumptions.

•	Delivered Cost Savings. We typically use delivered cost savings for new products expected to be sold to processors who consume wood for the production of pulp and paper and the generation of biopower. These processors base their purchasing decisions on the total “delivered cost” of the purpose-grown wood relative to wood and wood waste that can be purchased on the open market and the additional value to the finished product that a particular feedstock delivers. Delivered cost consists primarily of the cost of purchasing and planting seedlings, the cost of managing the land until the trees reach harvest age, the cost of harvesting the wood and the cost of delivering the wood to the processing facility. Delivered cost savings from purpose-grown wood are primarily the result of reduced harvesting and transportation costs, improved access and increased availability of hardwoods. In addition to delivered cost savings, a processor may realize value from increases in feedstock supply reliability, improvements in fiber quality, reductions in processing costs and higher yields.

Product Pipeline

We currently have 21 new advanced and biotechnology products in development, including our freeze-tolerant tropical eucalyptus, short rotation populus, short rotation loblolly pine, short rotation eucalyptus and improved pulping tropical eucalyptus products. We are also developing “stacked” biotechnology products, which are products that combine multiple improved product traits at marginal additional cost to us.

Freeze-Tolerant Tropical Eucalyptus.  Our freeze-tolerant tropical eucalyptus product combines the fast-growing and high-fiber quality characteristics of Brazilian eucalyptus with the ability to withstand freezing temperatures. Brazilian eucalyptus is widely regarded as the fastest-growing hardwood fiber and is particularly well-suited for the production of high-quality pulp and paper. Brazilian eucalyptus is typically harvested after seven years of growth, yielding an average of 18 green tons per acre per year, as compared to a hardwood tree from a naturally regenerated forest in the United States, which is typically harvested after 40 to 50 years of growth and yields an average of two green tons per acre per year. Our first-generation freeze-tolerant tropical eucalyptus, targeted at the Southeastern United States, is designed to have growth and quality traits comparable to Brazilian eucalyptus and to grow in areas significantly farther north than the areas in which conventional tropical eucalyptus is currently grown. We believe our freeze-tolerant tropical eucalyptus will be able to be grown in all of Florida, southern parts of Alabama, Mississippi, Georgia, Louisiana and the southern half of Texas, expanding the potential geographical scope of tropical eucalyptus in the United States by nearly four times, from 15 million to 56 million acres. While our subtropical eucalyptus products can also be grown in these areas, based on our field tests, the yields for our freeze-tolerant tropical eucalyptus are 15% to 36% higher than our best-performing subtropical eucalyptus.

We believe the commercialization of our freeze-tolerant tropical eucalyptus product will have a very large and positive impact on the U.S. commercial forestry industry since it would allow tropical eucalyptus to be planted over a much greater area in the United States, enabling more land owners and managers to benefit from its beneficial growth and yield characteristics. We believe our purpose-grown freeze-tolerant tropical eucalyptus has the potential to significantly reduce a pulp and paper manufacturer’s delivered cost. We believe our freeze-tolerant tropical eucalyptus product also has potential commercial application outside the United States, including in Southern Brazil, China, Chile, Uruguay, Argentina, New Zealand and Australia. In December 2008, we filed our initial petition for the deregulation of our freeze-tolerant tropical eucalyptus product and resubmitted that petition in January 2011.

Short Rotation Products.  We have three short rotation products in the field testing stage: populus, loblolly pine and tropical eucalyptus. These products are designed to enable our customers to shorten the rotation cycle of trees of comparable wood quality and yield by several years. By shortening the rotation cycle of a tree, our customers are able to harvest earlier, allowing them to receive an earlier return on their invested capital, reduce their costs per rotation and make the land available sooner for replanting or for alternative uses. As a result, they are able to improve their returns. As compared to the rotation cycles for the conventional version of each species, our first-generation biotechnology products are designed to shorten the rotation cycle of loblolly pine from 23 to 20 years, of populus from 12 to 8 years, and of tropical eucalyptus from 7 to 5 years, without changing wood quality or yield. We expect rotation cycles of subsequent generations of our short rotation products to be shorter. For example, we anticipate our fourth generation short rotation loblolly pine product will reduce the rotation age of loblolly pine to only 15 years. We believe that our short rotation populus products may have the potential to significantly reduce a pulp and paper manufacturer’s delivered cost. We currently expect to submit deregulation petitions for short rotation loblolly pine and short rotation populus to the USDA for review in the next two to four years. Our short rotation tropical eucalyptus product is designed specifically for the Brazilian market, and we currently expect to submit a regulatory submission for this product to the Comissão Técnica Nacional de Biossegurança, or CTNBio, the governmental agency in Brazil that regulates biotechnology products, in the next three to four years.

Improved Pulping Tropical Eucalyptus.  Our improved pulping tropical eucalyptus product is designed to grow trees with a particular lignin composition to increase the value of those trees to pulp and paper processors. Lignins are wood components that are removed by pulp mills as part of the pulping and bleaching processes. There are two types of lignin: S-lignin and G-lignin. S-lignin is more easily removed during pulping than G-lignin. We are designing our improved pulping tropical eucalyptus product to have an increased ratio of S-lignin to G-lignin, so that more pulp can be extracted from the trees grown from these seedlings for lower cost. In addition, mills typically burn lignin removed as part of the pulping process to generate energy to power the mill. By improving the mix of S-lignin and G-lignin, rather than reducing the total amount of lignin, we aim to enable mills to benefit from the improved processing efficiency of our product without reducing the availability of lignin for energy generation. We have initially developed our improved pulping tropical eucalyptus for use in the Brazilian commercial forestry market. Our improved pulping tropical eucalyptus is designed to improve pulp yield by 1.5%, reduce chemical consumption by 5% and reduce energy consumption. We currently expect to submit a regulatory submission for our improved pulping tropical eucalyptus for review by CTNBio in the next four to five years.

“Stacked” Biotechnology Products.  Our “stacked” biotechnology products combine two or more product traits developed for the biotechnology products described above into a single product. We are in the proof of concept stage for two “stacked” biotechnology products: our freeze-tolerant tropical eucalyptus plus growth product, which introduces fast growth traits to our already-developed freeze-tolerant tropical eucalyptus product, and our improved pulping tropical eucalyptus plus growth product, which will introduce fast growth traits to our improved pulping tropical eucalyptus product currently in the advanced stages of development. These products will enable us to target specific geographies and end-markets and expand the breadth of our portfolio, significantly increasing the value of the underlying product traits. We currently expect to submit a regulatory submission for freeze-tolerant tropical eucalyptus plus growth for review by the USDA in the next six to eight years and a regulatory submission for improved pulping tropical eucalyptus plus growth products for review by CTNBio in the next nine to eleven years.

The following table illustrates the production processes and primary benefits for selected seedling products as well as pipeline products that are in development.

Production
Product	Process	Primary Benefits

Selected Current Product Offerings:

1.5 Loblolly Pine	OP	• •	Multiple generations with returns on investment that increase with each generation Improved growth rates, wood quality and stress-tolerance over earlier generations

2.0 Loblolly Pine

3.0 Loblolly Pine

Elite Loblolly Pine

Radiata Pine (Multiple Generations)

MCP Loblolly Pine	MCP	•	Improved uniformity, growth rate, yield, stress-tolerance and other wood quality traits as compared to OP products

MCP Radiata Pine

Varietal Loblolly Pine	Varietal	• •	Genetically identical seedlings lower forest management costs Improved uniformity, growth rate, yield, stress-tolerance and other wood quality traits as compared to OP and MCP products

Varietal Radiata Pine

Eucalyptus macarthurii (Subtropical)	Conventional	• • •	High-volume, fast-growing trees well-suited for use as pulp or biomass Larger geographic scope as compared to tropical eucalyptus Cost-effective alternative to pine in certain end-markets

Eucalyptus benthamii (Subtropical)

Product Pipeline:

Freeze-Tolerant Eucalyptus (Tropical)	Biotechnology	•	Designed to have comparable growth and quality traits to tropical eucalyptus, which is faster growing than subtropical eucalyptus
		•	Can be grown significantly farther north than tropical eucalyptus
		•	Genetically identical seedlings lower forest management costs
		•	Cost-effective alternative to pine in certain end-markets

Short Rotation Populus	Biotechnology	• •	Designed to shorten rotation cycle to eight years for the 1st generation product and six years for the 2nd generation product as compared to
12-year standard rotation cycle for populus
Genetically identical seedlings lower forest management costs

2nd Gen Short Rotation Populus

Short Rotation Loblolly Pine	Biotechnology	• •	Designed to shorten rotation cycle to 20 years for the 1st generation product and 18 years for the 2nd generation product, 18 years for the
3rd generation (but with an approximately 10% increase in yields) and
16 years for the 4th generation product, as compared to 23-year standard rotation cycle for loblolly pine
Genetically identical seedlings lower forest management costs

2nd Gen Short Rotation Loblolly Pine

3rd Gen Short Rotation Loblolly Pine

4th Gen Short Rotation Loblolly Pine

Short Rotation Eucalyptus (Tropical)	Biotechnology	•	Designed to shorten rotation cycle to five years as compared to seven-year standard rotation cycle for eucalyptus
		•	Designed specifically for Brazilian forestry market
		•	Genetically identical seedlings lower forest management costs

Improved Pulping Eucalyptus (Tropical)	Biotechnology	•	Designed to adjust lignin composition to improve processing efficiency
		•	Higher-value product for pulp and paper industry
		•	Designed for Brazilian forestry market
		•	Genetically identical seedlings lower forest management costs

Short Rotation Loblolly Pine – Brazil	Biotechnology	• • •	Designed for Brazilian forestry market
Designed to shorten rotation cycle to 15 years for the 1st generation product and 10 years for the 2nd generation product, as compared to
18-year standard rotation cycle for loblolly pine grown in Brazil
Genetically identical seedlings lower forest management costs

2nd Gen Short Rotation Loblolly Pine – Brazil

Short Rotation Radiata Pine	Biotechnology	• •	Designed to shorten rotation cycle to 22 years for the 1st generation product and 18 years for the 2nd generation product as compared to 28-
year standard rotation cycle for radiata pine
Genetically identical seedlings lower forest management costs

2nd Gen Short Rotation Radiata Pine

Improved Pulping Eucalyptus (Tropical) Plus Growth	Biotechnology	•	Designed to shorten rotation cycle from seven to five years and further improve lignin composition to improve pulping efficiency compared to the 1st generation improved pulping eucalyptus product

Freeze-Tolerant Eucalyptus (Tropical) Plus Growth	Biotechnology	•	Designed to shorten rotation cycle from seven to four years and further improve freeze tolerance compared to the 1st generation freeze-tolerant tropical eucalyptus product

The following table illustrates the target end-markets and geographies for selected seedling products as well as pipeline products that are in development.

Target End-Markets and Geographies(1)
	Pulp and Paper			Wood Products			Biofuels			Biopower			Charcoal
Product	U.S.	SA	ANZ	U.S.	SA	ANZ	U.S.	SA	ANZ	U.S.	SA	ANZ	SA
Selected Current Product Offerings:
1.5 Loblolly Pine	✓			✓			✓			✓
2.0 Loblolly Pine	✓			✓			✓			✓
3.0 Loblolly Pine	✓			✓			✓			✓
Elite Loblolly Pine (our newest generation)	✓			✓			✓			✓
Radiata Pine (OP)			✓			✓			✓			✓
MCP Loblolly Pine	✓			✓			✓			✓
MCP Radiata Pine			✓			✓			✓			✓
Varietal Loblolly Pine	✓	✓		✓	✓		✓	✓		✓	✓
Varietal Radiata Pine		✓	✓		✓	✓		✓	✓		✓	✓
Conventional U.S. Hardwoods	✓			✓
Eucalyptus macarthurii (Subtropical)	✓		✓	✓		✓	✓		✓	✓		✓
Eucalyptus benthamii (Subtropical)	✓		✓	✓		✓	✓		✓	✓		✓

Product Pipeline:
Freeze-Tolerant Eucalyptus (Tropical)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Short Rotation Populus (1st and 2nd Generation)	✓						✓		✓	✓		✓
Short Rotation Loblolly Pine (1st, 2nd, 3rd and 4th Generation)	✓			✓			✓			✓
Short Rotation Eucalyptus (Tropical)	✓	✓					✓	✓		✓	✓		✓
Improved Pulping Eucalyptus (Tropical)	✓	✓						✓
Short Rotation Loblolly Pine – Brazil (1st and 2nd Generation)		✓			✓			✓			✓
Short Rotation Radiata Pine (1st and 2nd Generation)		✓	✓		✓	✓		✓	✓		✓	✓
Improved Pulping Eucalyptus (Tropical) Plus Growth	✓	✓						✓
Freeze-Tolerant Eucalyptus (Tropical) Plus Growth	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

(1)	In this table “SA” refers to South America and “ANZ” refers to Australia and New Zealand.

The following graph illustrates what we believe, based on our research and estimates, to be the potential increase in BLV from the products in our pipeline. The graph expresses the potential increase in BLV as a multiple relative to our best-selling conventional OP pine seedling product, taking into account the higher estimated price of those products. BLV refers to the net present value of estimated revenues and costs associated with planting, growing and harvesting trees on a given tract of land without interruption into perpetuity, using a consistent land management strategy. In this graph, “OP” refers to our bare root 2.0 loblolly pine product, “MCP” refers to our containerized MCP loblolly pine product, “Var-C” refers to our current varietal loblolly pine product, “SRL-1” refers to our short rotation loblolly pine product and “SRL-2,” “SRL-3” and “SRL-4” refer to our next-generation short rotation loblolly pine products in development. Actual results may vary. As described in greater detail below, there are a number of assumptions used in the calculations of BLV set forth below, including planting density, yields, the market price for wood, the costs associated with site preparation, planting, fertilization, competing vegetation control and thinning, rotation length, product prices, timing and percentage of thinning, and the discount rate. The calculation of BLV may vary based on changes to any of these assumptions.

(1)	BLV refers to the net present value, or NPV, of all revenues and costs associated with planting, growing and harvesting trees on a given tract of land without interruption into perpetuity, using a consistent land management strategy. For purposes of calculating BLV in the graph above for loblolly pine products in the United States, we have made the following assumptions, which we believe are reasonable estimates based on our expertise and available data:

• A planting density of 400 to 550 trees per acre, which is lower than the industry-standard planting density of 600 trees per acre to account for the enhanced traits of our advanced and biotechnology products. For products that yield more sawtimber, such as our SRL products, we have used a planting density at the lower end of this range.

• Market prices of $39 per green ton for sawtimber, which assumes a recovery in the sawtimber market to 2006 pricing, and $15 per green ton for chip-n-saw and $8 per green ton for pulpwood, which are the average 2009 prices in the Southeastern United States for chip-n-saw and pulpwood.

• Estimated costs of $700 to $850 per acre per rotation associated with site preparation, planting, fertilization, competition control and thinning, which assumes land management practices and expense levels designed to maximize yields of high value seedling products.

• The harvesting of a total 200 to 250 green tons per acre, which is higher than the industry average harvested green tons per acre. We anticipate greater harvested green tons per acre due to the increased productivity of our products and land management practices. Of this amount, we assume approximately 25 to 55% of the total yield will be used for sawtimber. The remaining yield is assumed to be used approximately 20 to 40% for chip-n-saw and approximately 25 to 35% for pulpwood. For our varietal and SRL products, which have superior wood quality and yield more sawtimber, the total yield and percentage of sawtimber are at the higher end of the ranges, while our conventional OP products have yields below the ranges.

• Rotation lengths of 23 years for our OP, MCP and varietal seedlings, 20 years for our first-generation short rotation loblolly pine product, 18 years for our second- and third-generation short rotation loblolly pine products and 15 years for our fourth-generation short rotation loblolly pine product.

• The thinning of 13 to 20% of the trees between the sixth and tenth year of the growing cycle.

• Product prices set forth above, which are based on management’s estimates of list prices for our future products.

• An 8% discount rate, which we believe is well-established in the forestry industry.

The calculation of BLV may vary based on changes to any of these assumptions. For example, the calculation of BLV could change materially with even slight changes in the assumed discount rate.

Our bare root 2.0 loblolly pine product, which is our best-selling conventional OP pine product, has a list price of $53 per 1,000 seedlings and our elite loblolly pine product has a list price of $70 per 1,000 seedlings.

We currently sell our bare root MCP loblolly pine product for $140 per 1,000 seedlings, our containerized MCP loblolly pine product for $230 per 1,000 seedlings and our varietal loblolly pine product for $400 per 1,000 seedlings. Our advanced and biotechnology products are designed to provide significant additional value, which will be shared by us and our customers. Agricultural biotechnology companies have successfully employed this value-sharing model in their businesses to establish premium pricing for their higher-value products. However, unlike agricultural biotechnology companies, which typically sell through distributors, we expect to continue to sell our products directly to our customers. As a result, we expect to capture a significant portion of the value created by our advanced and biotechnology products. Upon deregulation, we currently anticipate offering our freeze-tolerant tropical eucalyptus product at a list price approximately 1.5 to 2 times the current list price of our subtropical eucalyptus benthamii product of $400 per 1,000 seedlings and our short rotation loblolly pine products at list prices ranging from approximately 10 to 20 times (depending on the generation of the product) the current list price of our bare root 2.0 loblolly pine product of $53 per 1,000 seedlings. We are also working on future generations of our varietal and biotechnology products and expect the list prices of these products to be higher than the first-generation products given the estimated increased return on investment that these products deliver to land owners and managers who plant and grow them.

Production Processes

We produce tree seedlings using a variety of processes, ranging from natural pollination to advanced laboratory-based techniques that are designed to enhance desired traits in the seedlings. We do not internally produce the seeds used to grow our hardwood products and nearly all of our hardwood seedlings are grown from seeds that we purchase from third-parties.

Seed-Based Method — Open Pollination.  We use both open pollination and mass-control pollination in the production of our pine products. Open pollination refers to the conventional process of producing seedlings from seeds collected from trees in orchards. These trees are pollinated naturally, resulting in some variability of genetic traits among these seeds since we know the flower source but not the source of the pollen. We use our tree improvement expertise to select higher-quality trees to plant in our orchards, which increases the quality of our seedlings, while the proximity of other high-quality trees in our orchards increases the probability of high-quality pollen germinating those flowers. For each of our OP pine products, we typically sell multiple generations to provide our customers with a broad portfolio of seedling products with a range of traits, which allows us to address different potential end-users at different price points and returns on investment.

Seed-Based Method — Mass-Control Pollination.  Mass-control pollination refers to a more advanced process of producing pine seedlings from seeds that have been pollinated by crossing the genetic material of specific high-quality trees. In the MCP process, tree breeding is controlled by individually bagging the flowers of the selected trees before they are pollinated. At the appropriate time, the selected pollen is applied directly to the bagged flower. The resulting seeds are then harvested and processed. By carefully selecting and controlling the trees used for both the flower and pollen sources, we are able to generate seedlings with greater uniformity and improved traits than can be achieved under the OP process.

Varietal Manufacturing (Varietals).  In varietal manufacturing, we use a proprietary lab-based process to identically replicate selected superior-performing individual trees, such as those trees exhibiting the best combination of growth and wood quality characteristics. We believe varietals create significant value for land owners and managers by providing seedlings with greater uniformity of seedling genetics, which enables more efficient forest management and enhances investment returns. We utilize our tree improvement research process to identify through multiple field tests the trees with desired traits to be used for the base genetic material and then produce exact duplicates of this genetic material using embryo replication to duplicate individual plants. The traits we select include wood and fiber quality, yield and disease resistance. For most hardwood species, the replication process involves growing seedlings from stem cuttings taken from the base tree using tissue culture. For our pine species, we use our proprietary somatic embryogenesis process, which is the process of splitting a cell into identical cells, inducing those cells to change into embryos, and then growing those embryos into seedlings by introducing certain hormones. These advanced processes enable the cost-effective production of millions of genetically identical seedlings and are an important prerequisite for the production of our future biotechnology seedling products.

Biotechnology.  Biotechnology refers to the process of identifying, isolating and modifying genes, and has been used effectively in the improvement of plants for decades. Our biotechnology seedling products are produced using a complex process of identifying and selecting genes for traits that improve the commercial usefulness of a particular tree species, such as the growth rate, yield, stress-tolerance, uniformity, wood quality and processing efficiency of trees, and introducing those genes into the germplasm of our highest-quality trees. In addition to selecting and introducing genes, we also develop and license “promoters” to control the expression of a particular gene and improve the overall efficacy of the genetic transformation. For example, without the appropriate promoter, the introduction of a freeze tolerance gene can result in slowed growth, which would result in extremely slow-growing eucalyptus trees. In developing our freeze-tolerant tropical eucalyptus product, we used a promoter that interacts with the freeze tolerance gene to ensure that the freeze tolerance trait is expressed only in times of extreme cold, resulting in eucalyptus trees that exhibit normal growth rates as well as the ability to withstand freezing temperatures. We carefully consider the environments into which we intend to introduce our biotechnology seedling products and introduce genes for traits that would make the species more suitable for introduction in different geographies or habitats. We have developed techniques to reduce or eliminate pollen dispersal in certain of our biotechnology products. Once we have developed a new tree variety, we manufacture our seedlings using our proprietary varietal manufacturing processes and conduct extensive field tests to evaluate and test the products and determine which to commercialize. Biotechnology products also require regulatory clearance for commercialization.

Nursery Operations

We produce over 80% of the seeds for our products internally. We supplement our supply of radiata pine seed, and we procure subtropical eucalyptus and certain other hardwood seeds, from third parties. Both the seeds produced in our orchards using seed-based methods and the seeds and seedlings produced in our laboratories using varietal manufacturing or biotechnology are then planted and grown for one season. Some of our seedlings are planted directly into the soil at our nurseries, which we refer to as our “bare root” seedlings. While in production at our nurseries, our bare root seedlings are grown using techniques designed to maximize the number of seedlings harvested and protect them, from being washed away by heavy rain and winds. Some of our seedlings are planted in containers in our greenhouses and then moved to specially designed nurseries that preserve the protective container around the seedling (we refer to these as “containerized” seedlings). We typically use the container method for our high-value seedling products to improve survival and expand the planting window for our customers. Additionally, production of seedlings in containers minimizes the number of seedlings damaged during the harvesting, packaging and shipping process.

We package our seedlings at the nurseries and keep them in climate-controlled conditions throughout the packaging, shipping and delivery process. The seedlings are then either collected by our customers at the nursery or sent to our distribution centers for delivery to or collection by our customers. To satisfy increased customer demand, we also outsource the production of some of our containerized and varietal products to select independent contractors. We currently outsource only a small percentage of seedlings sold, but as we expand our operations generally and our sale of containerized products in particular, we expect to outsource a larger percentage of our seedling production to third parties. We believe we have strong relationships with our independent contractors. We expect the additional capacity will be available as we increase production of varietal products and introduce biotechnology products.

Product Development and Commercialization Process

Our product development and commercialization process is broken into three broad phases: product development, pre-launch and launch, and spans the full product lifecycle from early product “proof of concept” to commercial-scale production and sales. Our advanced products, and our biotechnology products in particular, require significantly longer development, testing and commercial production times than our conventional seedling products. In addition, as described below in the section entitled “—Government

Regulation,” we are required to submit our biotechnology products for regulatory review in the jurisdictions in which we plan to sell those products, a step which is not required for our non-biotechnology products.

OP and MCP Seedling Products

•	Product Development. During the product development phase, our research team conducts continuous field testing of the trees in our orchards to help us select the highest-quality trees to breed using our OP or MCP production methods. In addition to field testing, in the United States, we also have access to a number of cooperatives at universities that collect genetic information on and material for pine trees, which we use in our tree breeding programs. We have extensive records on the characteristics of every tree we grow or use as a pollen source, which we use to increase the likelihood that the next-generation trees will exhibit the desired traits.

•	Pre-Launch. During the pre-launch phase, we provide our customers with product demonstrations and invite them to visit our field test sites to introduce them to the benefits of our products and to create demand for our products once they are launched. We also continue to gather data on the characteristics of the current generation of products for use in the sales process.

•	Launch. During the launch phase, our sales and marketing team regularly interacts with our customers to demonstrate the value of our tree seedlings. Once a product line is launched, our seedling production moves from field tests to nursery production and harvesting.

Varietal and Biotechnology Seedling Products

•	Varietal Product Development. During the product development phase of our varietal products, we leverage the expertise of our product development team to identify the best-performing trees to replicate. We have over 8,350 distinct types of varietal seedlings in trials in multiple sites in the United States, New Zealand, Australia and Brazil. Genetic tissue from these trials is then catalogued and cryopreserved for future use. Once the trials are complete and the best-performing trees have been selected for replication, we use the cryopreserved genetic tissue to mass produce chosen varieties through our proprietary varietal manufacturing process. We are not required to go through a regulatory approval process for our varietal products, which means that they are much quicker to commercialize than our biotechnology products.

•	Biotechnology Product Development. For our biotechnology products, we use our internal discovery programs, as well as the genetic resources from our licensed technology and institutional collaborations, to select and test genes responsible for high-performance traits. We then introduce the selected genes to our highest-quality germplasm and in some cases use promoters to activate genes or groups of genes to enhance targeted traits, and produce multiple lines that are tested for efficacy. We conduct continuous field testing to help us select the most effective lines, which takes several years given the inherent growth cycle of trees. We must obtain permits from the relevant regulatory authority before conducting field tests of our biotechnology products.

•	Pre-Launch. During the pre-launch phase of our varietal and biotechnology products, in addition to the customer efforts described above for our OP and MCP products, we begin to implement our manufacturing strategy for the commercial-scale production of our products. With respect to our biotechnology products, once sufficient data is gathered through field testing, we must obtain the required approvals from the applicable regulatory authorities in the jurisdictions in which we plan to sell those products.

•	Launch. During the launch phase of our varietal and biotechnology products, we continue to engage in extensive customer education efforts to demonstrate the value of our tree seedlings and, to the extent necessary, engage in public awareness and other efforts to address any concerns relating to our biotechnology products. Once a product line is launched, our varietal and biotechnology products move from our research facility to nurseries for commercial-scale production and harvesting.

The development of our advanced forestry products is driven by the combined efforts of our product development team, which focuses on tree improvement, orchard management and field testing, and our research and development team, which focuses on the discovery and development of commercially useful gene traits and the introduction of those traits into our best-performing varieties. We currently have a pipeline of six advanced and 15 biotechnology products in various stages of development and currently expect the commercialization process for each of our biotechnology seedling products to be completed in approximately 10 to 12 years. As of March 31, 2011, our product development team consisted of 31 employees, and our research and development team consisted of 56 employees. Our research and development expense was $10.2 million, $13.8 million and $11.2 million for the years ended March 31, 2008, 2009 and 2010, respectively, and we anticipate that our research and development expense will increase for the foreseeable future as we continue to develop and commercialize our existing portfolio of advanced and biotechnology seedling products, and as we expand the depth and breadth of our pipeline of future products.

Sales and Marketing

In the United States, New Zealand and Australia, we sell our products and promote our technologies through our 25 person sales team, with 18 located in the United States and seven located in New Zealand and Australia. Our sales team consists of dedicated sales people as well as nursery managers and business managers. Our sales and marketing efforts include the distribution of promotional materials, including new product overviews and our product catalogue; in-person visits with large customers; trade journal advertisements; booths and displays at state forestry association meetings; attendance at national meetings for a variety of organizations; and attendance at local and regional land owner meetings. We expect to increase our sales and marketing expenses to help drive the broad adoption of our advanced and biotechnology products and focus on increasing our global market share and continuing to build brand awareness.

A significant portion of our sales effort is focused on transitioning our existing customers to our higher-value seedling products. Throughout the year, we conduct product demonstrations and individual presentations for our customers to educate them about the benefits of our high-value seedling products and provide customer-specific analysis on silviculture strategies, seedling selection and investment returns. We also conduct field tests and site tours for our customers to demonstrate the benefits of our products. In addition, we have developed a number of marketing initiatives to help drive the ongoing transition of our customers to our higher-value products and to attract new customers.

One example of such an initiative is our FlexStand System. Launched in late 2009, the FlexStand System is designed to provide our customers with a planting system that helps them use our products to increase their return on investment while facilitating the transition to new products. The FlexStand System optimizes production of multiple products on the same acre by alternating rows of trees planted for sawtimber and biomass. The FlexStand System gives land owners and managers the potential for both an initial return from the early harvest of the trees grown for pulp or biomass depending on market prices at the time of harvest, and a larger total return on investment from the subsequent harvest of trees grown for sawtimber, which benefit from the increased spacing created by the earlier biomass tree harvest. As a result, the FlexStand System creates considerable option value for land owners and managers as to the ultimate end-market for their trees, which we believe encourages investment in advanced products.

We also recently launched a business development initiative to establish relationships with biopower processors and suppliers to meet their increasing demand for sources of biomass. We believe that by directly serving this growing end-market, we will be able to drive adoption of our faster-growing high-value seedlings and demonstrate to our traditional customer base the benefits of broadening their target end-markets to include biopower.

In Brazil, we currently collaborate with the country’s leading eucalyptus pulp producers and exporters to develop biotechnology products for their internal consumption. For additional information regarding these collaborations, see the section below entitled “—Our Strategic Alliances—Brazilian Eucalyptus Collaborations.” We engage in marketing efforts to educate the Brazilian market on the benefits of these products. These efforts are intended to capitalize on the opportunity described above in the section entitled

“—Our Market Opportunity,” which has been created by the changing regulatory environment in Brazil, including new requirements in Minas Gerais, Brazil’s largest charcoal producing state, that a certain percentage of charcoal be produced using purpose-grown trees.

Our business is seasonal. Our sales cycle has historically been significantly concentrated with a significant majority of our annual U.S. product orders placed between April and October of each year (which is the six-month period following the harvest season in the United States). As a result, we have historically recognized approximately 75% of our revenue for each fiscal year in the fourth quarter. We expect this seasonality to continue for the foreseeable future. This seasonality is partially balanced by the growing cycle in New Zealand and Australia, where planting occurs primarily in October and November and harvesting and delivery to customers occurs between June and September. We expect this balancing effect to increase as our international operations grow and as we introduce new products, such as our tropical eucalyptus seedlings, which have a different growing and sales cycle.

Our Customers

With over 5,000 customers, we have an extensive and well-established customer base that includes TIMOs, REITs, integrated forest products companies, private land owners and managers, forestry consultants and regeneration vendors. Currently, our customers are located in the United States, New Zealand and Australia. For the year ended March 31, 2010, 76% of our revenue was generated from customers located in the United States, while the remaining 24% was generated from customers located in New Zealand and Australia. For details on geographic reporting related to our revenues and long-lived assets, see note 13 to our consolidated financial statements included elsewhere in this prospectus.

We believe we are the largest provider of tree seedlings to the commercial forestry industry in the world. We focus on the most important species to the commercial forestry industry, including loblolly pine, which is the most widely grown commercial tree species in the Southeastern United States, radiata pine, which is the most widely grown commercial tree species in New Zealand, as well as widely grown hardwoods such as populus and eucalyptus. Based on management estimates, we believe we currently have an approximately 27% share of the total seedling market in the Southeastern United States, including an approximately 31% share of the loblolly pine market. In addition, we believe we currently have an approximately 36% share of the total seedling market in New Zealand, including an approximately 41% share of the radiata pine market. Based on management estimates, we believe we currently have a more than 10% share of the Australian pine seedling market. Based on management estimates, we believe that, in 2009, approximately 800 million total seedlings and 629 million loblolly pine seedlings, were sold in the Southeastern United States. According to the New Zealand Ministry of Agriculture and Forestry, the total market size for New Zealand in 2009 was approximately 43.2 million seedlings, including 37.7 million radiata pine seedlings. Based on management estimates, we believe the total market size for Australia in 2009 was approximately 29 million pine seedlings.

Our customers include 13 of the 20 largest land owners and managers in the United States as reported in 2008 by RISI, and our customers include six of the ten largest land owners and managers in New Zealand as reported in 2009 by the New Zealand Forest Owners Association and the New Zealand Ministry of Agriculture and Forestry. In addition, we believe that we supply substantially all of the tree seedlings for a significant number of our customers. For the year ended March 31, 2010, our top ten customers accounted for approximately 36% of our total sales. For the year ended March 31, 2010, we generated 10.4% of our revenue from sales in the United States, New Zealand and Australia to Hancock Natural Resource Group, Inc. and its affiliates. This customer is the only customer that accounted for 10% or more of our revenue during this period. We benefit from longstanding relationships with our customers based on our consistent product quality, broad product portfolio, focus on customer service and scalable production and reliable distribution capability. We believe our strong relationships with our customers provide us the opportunity to educate them about the benefits of our advanced products, and that the growing focus on financial returns in the forestry industry will lead to greater adoption of these products.

For sales to customers in the United States, our customers buy our products either through negotiated contracts or through sales agreements that require a 30% deposit upon execution, although in some cases we waive the deposit for credit-approved customers. The sales agreements require payment not later than 30 days after delivery of the product. Payment terms vary among the negotiated contracts. We have recently entered into a long-term seedling contract and we may enter into additional long-term seedling contracts in the future. Our long-term seedling contract was entered into with one of our largest U.S. customers and provides that we will supply at least 85% of the customer’s required seedlings for its properties in Arkansas, Louisiana, Oklahoma and Texas, subject to certain offsets, over the next ten years. In the future, we anticipate that some of our long-term customer contracts for our advanced products will incorporate terms for advance deposits prior to the shipment of seedlings. A significant majority of our U.S. customers place their orders between April and October of each year, which are the months in which we grow our seedlings in the United States.

For sales to customers in New Zealand and Australia, the majority of our customers enter into contracts for more than one year and typically contain deposit requirements. In most cases, the customer pays 20% of the purchase price upon signing, an additional 20% of the purchase price not later than 120 days prior to the targeted delivery dates and the remaining 60% of the purchase price not later than 30 days after the actual delivery dates. In cases in which we have long-term contracts with our customers, we often have meaningful indications of customer demand as early as October and November, which are the months in which we conduct our planting in New Zealand and Australia.

Our Strategic Alliances

To enhance our technology platform we have entered into over 30 product and research collaboration arrangements, including our strategically important product development collaboration with Brazil’s leading eucalyptus pulp producers and exporters and our research partnership with BioEnergy Science Center, or BESC, the biofuel research center funded by the Department of Energy. We have also entered into exclusive and non-exclusive license arrangements with companies and universities relating to certain technologies, processes, and intellectual property rights that support and enhance our internal research and development program. See “—Intellectual Property—Our License Agreements” below for more information.

Brazilian Eucalyptus Collaborations

We have product development collaborations with the leading integrated forestry companies in Brazil, who in the aggregate account for in excess of 50% of annual pulp production in Brazil. Under these collaborations, we combine our biotechnology processes with eucalyptus germplasm owned by those companies to develop for their internal consumption advanced eucalyptus tree seedling products that result in enhanced, higher-value trees. We generally share the costs of this development work on a 50/50 basis, and we have the right to joint ownership of all intellectual property and all products developed under these collaborations. These collaborations provide us with an important foothold in the large and growing Brazilian forestry market and we plan to continue to develop these and similar collaboration relationships and use this foothold to expand our business in Brazil.

Other Product Collaborations

We have partnered with New Zealand Forest Research Institute Limited (Scion), a Crown Research Institute focused on forest products and new biomaterials, to develop and apply valuable genetic traits, such as improved growth and superior wood quality in pine trees, for both commercial forestry and biomaterials applications. Begun in 2006, our partnership has been successful in identifying gene traits associated with wood quality improvements in pine. Together, we have identified more than one hundred new genes to test in radiata pine research being conducted at our facilities. Costs of the collaboration are borne equally by the parties, and the project is overseen by a management committee consisting of representatives from both parties. Under our agreement with Scion, we pay a royalty based on commercial sales of products containing genetic traits developed as part of our collaboration. We also have an option to exclusively license on commercially reasonable terms any intellectual property developed by Scion outside of our collaboration, to the extent that it applies to biotechnology tree products.

In January 2011, we entered into a strategic alliance with GreenWood Resources Inc., or GreenWood, a developer of high-quality hybrid poplar germplasm and optimized growing systems for high yield, short rotation tree farms. Under this alliance, we gained co-exclusive rights with GreenWood to commercialize certain GreenWood proprietary germplasm and serve as GreenWood’s exclusive supplier for certain plant materials for tree farms managed by GreenWood within a fifteen state region of the Southeastern and Mid-Western United States. Under this agreement, we will pay GreenWood a royalty based on our commercial sales of products containing materials licensed from GreenWood. We have also agreed to pay commissions to GreenWood based on commercial sales by GreenWood of our products or of certain products we produce that contain material licensed from GreenWood. We are not obligated to pay any amounts until the products covered by the agreement are commercialized, which we do not expect will occur for two to three years. The alliance was formed with the intent of providing a significant increase in the supply of hybrid and pure-species poplar varietals to address the growing demand for woody biomass in the United States. This collaboration is expected to leverage our regional nurseries and extensive tree germplasm resources with GreenWood’s proprietary hybridization and varietal development program as well as its considerable expertise in management and tree farm operations.

We are also working with several of our customers on projects to assist them in accessing the emerging biopower market. For example, we are conducting collaborative field tests with, among others, Forest Investment Associates L.P., Resource Management Service, LLC, Plum Creek Timberlands L.P., Mosaic Fertilizer, LLC and Florida Crystals Corporation to evaluate the potential of purpose-grown woody biomass as a source of biomass for biofuels.

We also are working with a Brazilian company in the field of plant-tissue-culture services, on a project relating to the production of higher-value loblolly pine for use in Brazil. Under our agreement, we provide our collaborator with tree genetic material in exchange for seedling production and field planting services.

External Research Collaborations

In addition to our in-house research and development team that uses our proprietary and licensed technology to develop new tree seedling products, we participate in a variety of external research collaborations throughout the forestry technology industry that support our development of superior products, including:

•	DOE BioEnergy Science Center. We are involved in the Department of Energy’s BioEnergy Science Center, a government-funded research center that has as its goal the development of technologies that will allow cellulosic ethanol to be produced from biomass and become cost-competitive with fossil-derived fuel and gasoline. The BESC is a partnership of universities and industrial companies, including Mascoma Corporation, that provides us with early access to technological breakthroughs in wood trait development.

•	Biofuels Cooperatives. We have joined with Clemson University to form a research cooperative focused on the use of biomass for the biofuels industry. The research focuses on development and conversion of biomass, such as switchgrass, wood chips and other fibrous plant matter, into ethanol. Through our partnership with Clemson University, we have joined the Bioenergy Collaborative, an interdisciplinary team investigating commercial bioethanol production in South Carolina. We are also a member of the North Carolina State Wood to Ethanol Consortium, which focuses on the understanding and development of technology to enable the repurposing of pulp mills for biofuel generation. These collaborations provide us with access to important research into biofuel generation that we can use to determine how best to develop our seedling products for use as woody biomass.

•	DOE Joint Genome Institute. We are a partner in this international project that brings together more than twenty institutions from around the world. The project’s fundamental goal is to decode the entire genome of eucalyptus in order to maximize its potential in bioenergy applications. We have provided access to our own database of more than 240,000 eucalyptus gene sequences, and we will undertake work to enable functional genomics in the model eucalyptus clone that will be the source of the genomic sequences.

•	Tree Breeding and Silviculture Cooperatives. In the United States, we are a member of university tree breeding and silviculture cooperatives at North Carolina State, Texas A&M, Virginia Tech and the University of Florida. In New Zealand and Australia, we are a member of the Radiata Pine Breeding Company, the Southern Tree Breeding Association and the Future Forests Research Limited.

•	Biotechnology Cooperatives. We are a participant in The Tree Genetics and Biotechnology Consortium at Oregon State University and the Forest Biotechnology Research Consortium at North Carolina University, and we are a member of the Center for Advanced Forestry Systems.

Academic Associations

We are a sponsor of academic research directed towards tree improvement technology at the University of Georgia, University of Florida, Michigan Technological University, Georgia Tech, State University of New York (ESF), Oregon State University and Michigan State University. These relationships not only provide us with access to new and innovative technologies with direct applications for potential future products, but they also generate a strong academic network that supports us in our commercialization, regulatory and public acceptance endeavors.

Intellectual Property

Our success depends in part on continuing technological innovation and on maintaining our proprietary technology leadership position. In the United States and other countries, we rely on a combination of patent, plant patent, plant breeders’ rights, copyright, trademark, trade secret and other intellectual property laws, as well as collaboration agreements, licenses and various contractual and technical measures to create and protect our intellectual property rights and technology. See “Risk Factors” beginning on page 14 for important limitations of and risks associated with intellectual property.

Our Patents

Where appropriate, we seek patent and other intellectual property protection for our products and technologies. As of March 31, 2011, our portfolio included a total of 117 patents in the United States, New Zealand, Australia, Argentina, Canada, Chile, Portugal, South Africa and Sweden. As of March 31, 2011, we had 38 patent families that are being prosecuted, five patent families that are being prepared for prosecution, and 114 pending patent applications in the United States and many other countries. Our patents and patent applications include claims directed to specific genetic traits of our advanced and biotechnology seedlings, including, but not limited to, freeze tolerance, increased growth, modified lignin and pollen control. Our U.S. patent rights have terms that expire between 2014 and 2030. Five of our U.S. patents will expire prior to 2017. These patents relate to selectable marker technology in plants, somatic embryogenesis of sweetgum, starvation and storage of mature somatic embryos, and two related patents covering modification of plant lignin in pine and eucalyptus. We do not believe the expiration of these five patents will be significant to our business, as none of the technology covered by these five patents currently is used in the development or production of our products. From time to time, we also pursue plant patents in the United States and plant breeders’ or similar rights in other countries. In addition, we occasionally will abandon or allow certain patents and patent applications to expire or be cancelled when we determine further investment to not be in our strategic interest.

Our Trade Secrets

We rely on trade secret laws to protect certain of our technology that we determine to be better suited for protection through trade secrets than through patent protection, or for which we believe we may be unable to secure patent protection. We seek to protect these trade secrets by entering into confidentiality agreements with our employees, consultants, and third parties with whom we collaborate, and by effecting appropriate physical security measures.

Our Trademarks

We have a number of unregistered, pending and registered trademarks in various countries, including ten registered trademarks in the United States: ArborGen®, ArborGen® (words and design mark), SuperTree Nursery®, MCP®, Mass Control Pollinated®, More Wood Less Land®, ArborGenabled®, Flex Stand®, SuperTree Seedlings® and SuperTree Seedlings® (words and design mark).

Our License Agreements

We have entered into and seek to enter into license agreements, including exclusive licenses, with other parties relating to certain technologies, processes, and intellectual property rights. We currently have license agreements in place with 22 companies and universities that support and enhance our internal research and development program, through which we license rights to approximately 200 patents and patent applications, both in the United States and throughout the world. Generally these licenses may be terminated early for material breaches that are not cured within a specified timeframe, and for patent licenses, expire with the last-to-expire licensed patent or within a specified time frame.

As part of the founding of our company, we entered into license agreements with International Paper, MeadWestvaco and Rubicon pursuant to which we were granted rights, on a non-exclusive basis, to certain technologies, research, scientific information, biological materials and intellectual property. Pursuant to these agreements, we owe royalties to each licensor based on sales of products developed using certain of the licensed technologies. Our obligation to pay royalties with respect to a particular licensed product in a particular country shall cease upon the later to occur of the expiration of all relevant patents in such country, or ten years from the first commercial sale of such product.

We have also entered into numerous additional agreements with several leading academic and commercial institutions pursuant to which we are granted rights to specific genetic traits that support our biotechnology product development. Many of these agreements provide us with exclusive license rights to certain genes, including genes relating to freeze tolerance, shorter rotation cycles and modified lignin composition, and certain technological processes, including processes relating to somatic embryogenesis, a key process in the production of our varietal and biotechnology seedling products. Generally, the terms of these agreements provide for royalty payments on the sale of products developed using the licensed technology, and in some cases additional scheduled or milestone payments. The rights we license that provide us with access to the genetic traits we use in the development of our biotechnology products include:

•	Freeze Tolerance. We exclusively license rights to genes relating to freeze tolerance traits that allow us to produce high-quality tropical eucalyptus tree seedlings that grow in colder climates. We use these genes in our freeze-tolerant tropical eucalyptus product, which will allow our customers to expand the eucalyptus growing area in the Southeastern United States and take economic advantage of the high-quality attributes of these trees. This product is currently in the USDA deregulation process.

•	Short Rotation. We exclusively license rights to genes to improve the productivity of our pine and hardwood products by increasing wood yields to enable shorter rotation cycles. We use these genes in our pipeline of short rotation pine and hardwood products. By shortening the rotation cycles of these trees, our customers will be able to improve their returns by harvesting earlier and receive an earlier return on investment, reduce their costs per rotation, and make the land available sooner for replanting.

•	Modified Lignin Composition. We exclusively license rights to genes to modify lignin composition of trees. We use these genes in our improved pulping eucalyptus, which has an altered mix of S-lignin and G-lignin that will allow our customers to remove more pulp from purpose-grown trees for lower cost.

•	Pollen Control. We license, on a non-exclusive basis, a method of utilizing genes that control the ability of our seedlings to produce and distribute pollen. Pollen control can be important to the regulatory process for our biotechnology seedling products, as regulators consider the potential spread of our products when evaluating requests for field tests. By including pollen control genes in some of our biotechnology products, we believe we can increase the likelihood of approval of our field tests by reducing the likelihood of our biotechnology trees spreading beyond the planted area.

Competition

We compete on the basis of a number of factors, including the total financial return of our products, customer service, product quality and availability and range of products. Our conventional tree seedling products compete with products from private and state-owned nurseries and seedling companies that primarily produce seedlings for external sales, including White City Nursery, LLC and Bell Brothers Nurseries Ltd. in the Southeastern United States. Our competitors in New Zealand and Australia are primarily owner-operators, rather than large commercial nurseries. For example, in New Zealand, we compete with Rangiora Nursery Limited and Cambridge Forest and Native Nursery Limited. In addition, in the United States, large forestry companies, such as Weyerhaeuser Company and Plum Creek Timber Company, Inc. produce tree seedlings primarily for their own consumption. Similarly, in Australia, large companies and state organizations such as Gunns Limited, Hancock Victoria Plantations and Forestry New South Wales produce tree seedlings primarily for their own consumption. As a result, we compete with these companies to meet their internal demand and to the extent they sell seedlings to third parties.

In the case of varietal loblolly and radiata pine, we compete with CellFor in the United States and Forest Genetics Cellfor Limited in New Zealand. Weyerhaeuser Company and Plum Creek Timber Company, Inc. are active in the development of MCP tree seedlings in the United States, which we believe will be used largely for their internal consumption, and International Forest Company also produces MCP tree seedlings for sale in the market. In New Zealand, we compete with PF Olsen Group for the sale of MCP seedlings. In addition, independent nurseries can purchase mass-pollinated seed from Proseed New Zealand Limited, a tree seed supplier to the New Zealand forest industry. There are currently no biotechnology forestry products being sold commercially in the geographies in which we operate. Several companies in geographies in which we do not currently operate are selling and developing advanced and biotechnology seedlings products, and other biotechnology companies are developing technology that could in the future be applied to trees. We can provide no assurance that these companies will not enter our markets or start developing products that compete with ours.

Government Regulation

The production and sale of the conventional and advanced seedling products that we currently offer are not subject to material regulation in any of the jurisdictions in which we currently operate. In general, our biotechnology seedling products are subject to regulation. Our biotechnology seedling products are currently being developed in two jurisdictions, the United States and Brazil, and are regulated by the United States Department of Agriculture, or USDA, and the Comissão Técnica Nacional de Biossegurança, or CTNBio, respectively. The regulatory system for plant biotechnology products in the United States is well established, resulting in 81 plant biotechnology products granted deregulated status since 1992, including two tree species (virus-resistant papaya and virus-resistant plum), and 22 plant biotechnology product deregulation petitions pending as of February 15, 2011. Our freeze-tolerant tropical eucalyptus product is the first forestry biotechnology product to be submitted for deregulation in the United States. In Brazil, 21 biotechnology plant products have been approved for commercial sale, all of which are soybean, cotton or maize products. The regulatory processes for biotechnology products in the United States and Brazil are described below.

In New Zealand, the Environmental Risk Management Authority, or ERMA, which was established under the Hazardous Substances and New Organisms Act of 1996, regulates plant biotechnology products and the export of our eucalyptus seedling products. While Scion has recently received approval to establish field tests using technology we have jointly developed, we do not currently conduct any independent field tests of our biotechnology products in New Zealand. However, our expectation is to conduct field tests and commercialize biotechnology products in New Zealand, which will result in our having to comply with the regulatory process managed by ERMA. In addition, although we currently have no immediate plans to conduct field tests or commercialize biotechnology products in Australia, as we implement our long-term plan to sell such products in Australia we will need to comply with regulatory process managed by Australia’s Office of the Gene Technology Regulator under the Gene Technology Act of 2000.

U.S. Regulatory Process

Under the Plant Protection Act of 2000, regulatory approval is required before the introduction, including the environmental release, interstate movement, and importation, of certain genetically engineered organisms, including our biotechnology products. The Coordinated Framework for the Regulation of Biotechnology (1986) directs the USDA, the Environmental Protection Agency, or EPA, and the Food and Drug Administration, or FDA, to coordinate their efforts to regulate products improved through biotechnology. The primary U.S. regulatory agency overseeing field testing and deregulation for commercialization of our biotechnology products is the USDA. Currently, our products do not include pesticide or herbicide tolerant traits and, consequently, do not require the involvement of the EPA. Moreover, our products are not intended for food or animal feed uses and, consequently, do not require the involvement of the FDA. The Biotechnology Regulatory Services, or BRS, within the USDA’s Animal and Plant Health Inspection Service, or APHIS, has direct oversight of the field testing and deregulation of our biotechnology products.

In the typical product development process for our biotechnology products, approval by APHIS initially is required for a product to move outside the laboratory for field testing. Our biotechnology products are subject to a rigorous permit process that typically results in authorization by APHIS for a three-year field testing period. We are the leader in terms of the size and number of field tests for biotechnology forestry products. As of March 31, 2011, we have been granted 284 regulatory approvals for field trials in the U.S., with 3 permits pending approval. Our regulatory approvals represent over 60% of all of the regulatory approvals granted by APHIS for forestry biotechnology products.

Regulatory Approvals for Field Tests(1)

(1)	Based on published regulatory approvals granted by APHIS for forestry biotechnology products.

The permit application must contain detailed information about the product, including a description of the inserted genes, their origin, the purpose of the test, how it will be conducted and any actions taken to prevent the release of pollen or seed from the test site. In determining whether to grant a permit and what conditions to impose, APHIS considers any possible impacts of the field test on the environment and any endangered or threatened species. The permitting process for the establishment of initial field tests typically ranges from two to four months, but, as we have experienced, can be significantly longer for novel products or circumstances. The process for obtaining favorable action on petitions for non-regulated status, as well as permits for field testing, has become more complex and time consuming in recent years. In October 2008, APHIS issued proposed regulations that would significantly revise the permitting process; however, whether or when APHIS will issue final regulations is not known.

A developer must petition APHIS to deregulate a biotechnology product before being able to commercialize the product. The petition process is a multi-year process that varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by the

USDA, including the type and scope of the environmental review conducted, and the number and types of public comments received. The process consists of the following steps:

(1) Once sufficient data is gathered through the field testing and product development process, a petitioner prepares and submits a petition for deregulation to APHIS that includes information regarding the field testing, product genetics and environmental impacts, accompanied by a detailed statistical analysis and other data in support of the application.

(2) APHIS conducts a comprehensive review of the petition for completeness and requests revisions to the petition or additional data or testing, or other information as necessary until APHIS deems the petition to be complete.

(3) As part of its review of a completed petition, APHIS assesses plant pest risk, conducts an environmental review pursuant to the National Environmental Policy Act of 1969, or NEPA, and assesses the potential impact on endangered species. As part of the NEPA environmental review, APHIS prepares an environmental assessment, or EA, which either results in a finding of no significant impact, or a FONSI, with respect to the petition or determines that further study in the form of an environmental impact statement, or EIS, is necessary. If APHIS determines that deregulation may affect an endangered or threatened species, APHIS will consult with the Fish and Wildlife Service of the Department of the Interior as part of the review.

(4) Following the initial review of the petition and preliminary completion of the EA, APHIS publishes a Federal Register notice announcing the availability of the petition and EA for public comment. The public comment period typically extends for 60 days, subject to extension. APHIS considers and addresses each of the public comments and, in the course of their consideration, APHIS typically consults with the petitioner.

(5) If the EA does not result in a FONSI determination, APHIS must undertake the additional step of preparing an EIS. Under NEPA, the EIS process is designed to ensure that environmental impacts are identified, disclosed and accounted for in APHIS’ decision on the petition. The identification of an environmental impact will not necessarily prevent APHIS from granting the petition for deregulation. When an EIS is required, APHIS makes a draft available for public comment before it is finalized.

(6) If the EA does result in a FONSI determination, or upon the completion of an EIS, if necessary, APHIS then grants (in whole or in part) or denies the petition for deregulation, taking into account the information received from the petitioner, the public comments and the environmental review(s). If APHIS grants the petition, the product is no longer regulated and the petitioner may commercialize the product, subject to any conditions set forth in the decision.

To date, no biotechnology product that has been submitted to APHIS for deregulation in the United States has been denied deregulated status; however, deregulation is not a guaranteed outcome. There have been a limited number of cases where a petitioner withdrew its petition during the review process. A petitioner’s reasons for withdrawing its petition are not made public. In some cases, a petition for deregulation that has been withdrawn has been subsequently resubmitted by the petitioner and granted by APHIS. Furthermore, it is possible that APHIS may deny a petition for plant pest risk, whether direct or indirect, or other impacts or deficiencies.

In December 2008, we filed our first petition for deregulation, which related to our freeze-tolerant tropical eucalyptus product. In January 2011, we withdrew and resubmitted the petition to include additional data. The petition is currently pending before APHIS. As part of the information-gathering process, we conduct field tests for which we are required to obtain permits from APHIS. On July 1, 2010, the Center for Biological Diversity and several other parties filed suit against the USDA and APHIS in the U.S. District Court, Southern District of Florida, challenging the issuance by APHIS of several field test permits for our freeze-tolerant tropical eucalyptus product. In the complaint, which was amended on August 10, 2010 and again on October 11, 2010, the plaintiffs allege that APHIS did not follow appropriate processes and procedures when issuing certain permits to us. The plaintiffs seek relief through a variety of remedies, including judicial declaration that APHIS violated federal statutes, revocation of certain field test permits for our freeze-tolerant tropical eucalyptus product, enjoining the flowering of our freeze-tolerant tropical eucalyptus product in current field tests, and requiring APHIS to prepare an environmental impact statement that addresses the overall cumulative impacts of all permits and petitions covering our freeze-tolerant tropical eucalyptus product. On September 7, 2010 and October 25, 2010, the U.S. federal government filed answers to the amended complaints. On September 7, 2010, we filed a motion to intervene in this case in order to protect our interests and support the government’s position that the field test permits were properly issued, which the court granted on October 19, 2010. We are now a party to this litigation, and we filed our answer to the amended complaint on October 27, 2010. We continue to closely monitor this case.

Brazilian Regulatory Process

In Brazil, the approval of biotechnology products is regulated by CTNBio. CTNBio consists of a full-time administrative staff and a committee of experts and representatives of different Ministries (including Science and Technology, Agriculture, Environment, and Health) that meets once per month to review applications. CTNBio has developed guidance describing the information required as part of an application for commercial approval of a biotechnology product. Once an application is submitted it is analyzed by a small team of reviewers who then present the application to the broader committee for a decision. The review team or the committee can request additional information from the applicant. The application process is generally an iterative process with the applicant providing additional data for review and consideration at subsequent monthly meetings until all the reviewers’ and the committee’s questions have been resolved. CTNBio also holds public hearings on certain products to seek additional input. CTNBio may refer applications to, among others, the National Biosafety Council to review any socioeconomic aspects or national interests that may be implicated.

Other Regulation

In the ordinary course of business in our nurseries and orchards, we use substances, including pesticides, which are regulated or may be classified as hazardous under environmental laws. Accordingly, we are subject to regulation by the EPA and similar state and local agencies. We do not currently anticipate that future expenditures for compliance with such environmental laws and regulations will have a material adverse effect on our financial position, results of operations or competitive position.

Properties

Our global headquarters is in Summerville, South Carolina, where we lease 49,500 square feet of laboratory, office and greenhouse space that serves as our primary research, development and production facility. We lease this space from MeadWestvaco Forestry, LLC, an affiliate of one of our stockholders. We currently pay annual rent of $0.8 million under this lease, which expires on January 15, 2012. We expect to occupy the premises until construction on our new headquarters facility is completed by the end of 2011. As of March 31, 2011, we owned or leased seven nurseries, 13 seed orchards, 20 distribution centers and two research and development facilities in the Southeastern United States, five nurseries, two seed orchards and one research and development facility in New Zealand and a nursery in Australia. In Brazil, we lease approximately 4,000 square feet of office space.

In November 2010, we signed a build-to-suit and lease agreement with Forestry Research Holdings, LLC for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which includes an option for us to purchase the facility beginning on the date of rent commencement, which is the earlier of commencement of business activities on the premises or 30 days after substantial completion of the facility. We intend to occupy this new facility, which consists of approximately 55,000 square feet of office and laboratory space, upon its completion, which is expected by the end of 2011. We may use net proceeds from this offering to exercise our option to purchase the new facility during the year ended March 31, 2012. The property developer purchased the land on which our new facility is being built from MeadWestvaco, and a portion of the property developer’s financing for this purchase and the related building development costs comes from a mortgage granted by an affiliate of MeadWestvaco. In addition, each of MeadWestvaco, International Paper and Rubicon are guarantors of our obligations under the lease.

We believe that the nurseries, orchards, distribution centers and other facilities that we currently own or lease, including our planned new U.S. headquarters facility, are adequate to meet our needs for the immediate future, and that, should it be needed, additional space can be acquired or leased to accommodate future growth.

Employees

As of March 31, 2011, we had 181 employees worldwide. Of these employees, 145 employees are in the United States, with 56 engaged in research and development, 75 in operations, and 14 in general and administrative activities. In addition, as of March 31, 2011, we had 24 employees in New Zealand, six in Australia and six in Brazil. We plan to continue to expand our workforce in the future, especially in the research and development area. To support the growth in research and development employees, we will need to expand managerial, product development, operations, finance and other functions. None of our employees are represented by a labor union, and we consider our employee relations to be excellent.

Legal Proceedings

From time to time, we may be involved in disputes or litigation relating to claims arising out of our operations. In December 2008, we filed our first petition for deregulation, which related to our freeze-tolerant tropical eucalyptus product, which we resubmitted in January 2011. The petition is currently pending before APHIS. APHIS has requested supplemental information before our petition is deemed complete and we are in the process of gathering that information. As part of the information-gathering process, we conduct field tests for which we are required to obtain permits from APHIS. On July 1, 2010, the Center for Biological Diversity and several other parties filed suit against the USDA and APHIS in the U.S. District Court, Southern District of Florida, challenging the issuance by APHIS of several field test permits for our freeze-tolerant tropical eucalyptus product. In the complaint, which was amended on August 10, 2010 and again on October 11, 2010, the plaintiffs allege that APHIS did not follow appropriate processes and procedures when issuing certain permits to us. The plaintiffs seek relief through a variety of remedies, including judicial declaration that APHIS violated federal statutes, revocation of certain field test permits for our freeze-tolerant tropical eucalyptus product, enjoining the flowering of our freeze-tolerant tropical eucalyptus product in current field tests, and requiring APHIS to prepare an environmental impact statement that addresses the overall cumulative impacts of all permits and petitions covering our freeze-tolerant tropical eucalyptus product. On September 7, 2010 and October 25, 2010, the U.S. federal government filed answers to the amended complaints. On September 7, 2010, we filed a motion to intervene in this case in order to protect our interests and support the government’s position that the field test permits were properly issued, which the court granted on October 19, 2010. We are now a party to this litigation, and we filed our answer to the amended complaint on October 27, 2010. We continue to closely monitor this case.

On November 24, 2010, several of our employees filed a Complaint in the First Judicial Circuit of the Court of Common Pleas in South Carolina, which was replaced on November 29, 2010 with an Amended Complaint. The suit named as defendants us, our current directors, certain of our current officers, certain of our former directors and officers and a number of other parties, including thirteen of our current employees. In January 2011, the thirteen current employees were dismissed from the suit. The suit alleges that the plaintiffs and certain other of our current employees have rights to future potential payouts based on a document that the plaintiffs allege provides for larger potential payouts to employees upon a sale of the Company or of all or substantially all of its assets than the incentive plan that we actually adopted. The plaintiffs seek relief through a declaratory judgment, specific performance, an accounting and monetary damages. This proceeding is in its early stages. While we intend to defend ourselves vigorously against the claims made in this dispute, we are unable to predict the outcome of this proceeding. We cannot estimate the amount or range of possible losses that we may incur in connection with this proceeding.

MANAGEMENT

Executive Officers, Key Employees, Directors and Director Designees

The following table sets forth certain information about our executive officers, key employees, directors and director designees, including their ages as of March 31, 2011.

Name	Age	Position(s)

Executive Officers:
Barbara H. Wells, Ph.D.	55	President and Chief Executive Officer, and Director Designee
Geoffrey P. Clear	61	Senior Vice President and Chief Financial Officer
Wayne A. Barfield	62	Vice President and General Manager of U.S. Operations
David M. Nothmann	39	Vice President of Business and Product Development
Key Employees:
Maud A. W. Hinchee, Ph.D.	58	Chief Science Officer
Gregory L. Mann	48	General Manager of Australasian Operations
Warren A. Banner III	55	Director of Varietal Manufacturing
Michael W. Cunningham, Ph.D.	54	Director of Product Development
Leslie Pearson, Ph.D.	52	Director of Regulatory Affairs
Directors and Director Designees:
Bruce G. Burton, Ph.D.(1)	55	Director
M. Eugene Hundley(1)	58	Director
David A. Liebetreu(2)(3)	52	Director
S. Luke Moriarty(2)(3)	51	Director
Kenneth R. Munson, Ph.D.(1)	58	Director
Mark T. Watkins, Sr.(2)(3)	57	Director
Edward T. Shonsey(1)(3)	65	Director Designee(4)

(1)	Member of the compensation committee

(2)	Member of the audit committee

(3)	Member of the nominating and corporate governance committee

(4)	Mr. Shonsey will become a director and a member of the compensation and nominating and corporate governance committees upon the closing of this offering

The following paragraphs provide information as of the date of this prospectus about our executive officers, key employees, directors and director designees. The information presented includes information about each of our director’s specific experience, qualifications, attributes and skills that led to the conclusion that he or she should serve as a director.

Barbara H. Wells, Ph.D. has served as our President and Chief Executive Officer since September 2002. Prior to joining ArborGen, Dr. Wells served as vice president in charge of Latin American growth initiatives and investments for Emergent Genetics, an agricultural investment firm, from 2000 to 2002. From 1982 to 1999, Dr. Wells held various roles over an 18-year career at Monsanto Company, where she served as co-managing director of Monsanto Brazil and leader of the Roundup Ready soybean team. When she left Monsanto she was regional business director for the Southeastern U.S. Region. Dr. Wells is a board member and vice chair of the Biotechnology Industry Association’s (BIO) Food and Agriculture Governing Body and a member of the executive committee of the BIO board of directors. She also serves as a board member and executive committee member of the Institute of Forest Biotechnology and is a member of the industry advisory committee of the DOE’s Joint BioEnergy Institute. Dr. Wells received her Ph.D. in agronomy from Oregon State University. She holds an M.S. in plant pathology and a B.S. in horticulture from the University of Arizona. Dr. Wells will be elected one of our directors in connection with this offering.

Geoffrey P. Clear has served as our Chief Financial Officer since September 2008 and as our Senior Vice President since September 2010. Mr. Clear has over 35 years of experience in finance. Prior to joining

ArborGen, Mr. Clear served as chief financial officer for iRobot Corporation from 2002 to June 2008, chief financial officer and vice president of finance for MicroTouch Systems, Inc. from 1992 to 2001, and chief financial officer and vice president of finance for T Cell Sciences, Inc. from 1986 to 1992, each of which became public companies during Mr. Clear’s tenure. Prior to 1992, Mr. Clear served in multiple financial roles at W.R. Grace & Co. and as a public accountant for Arthur Andersen LLP. Mr. Clear holds an M.B.A. and a B.S. in economics from Dartmouth College.

Wayne A. Barfield has served as our Vice President and General Manager of U.S. Operations since September 2010 and as our General Manager of North American Operations from April 2008 to August 2010, and is responsible for our U.S. nursery and seed orchard operations. Mr. Barfield has over 35 years of experience in the forestry industry, particularly with respect to pine and hardwood management in the Southeastern United States. Prior to joining ArborGen, Mr. Barfield served as vice president of forest research at MeadWestvaco Corporation from 2002 to March 2008, and in various other roles with MeadWestvaco and its predecessor, Westvaco Corporation, starting in 1971. Mr. Barfield also served as a director of ArborGen from 2002 to 2007, and currently serves on the boards of several forestry-related organizations, including the Institute of Forest Biotechnology. Mr. Barfield holds an M.S. in environmental management from Duke University and a B.S. in forestry from the University of Georgia.

David M. Nothmann has served as Vice President of Business and Product Development since April 2010 and is responsible for all of our strategic business planning, product development and regulatory activities. Prior to joining ArborGen, Mr. Nothmann held various positions of increasing responsibility from September 1997 to April 2010 at Monsanto Company or its subsidiaries, including serving as Americas product management lead from November 2008 to April 2010, soybean agronomic trait lead from June 2006 to October 2008, and strategic account and trait licensing lead for Corn States Hybrid Services, a Monsanto subsidiary, from January 2004 to May 2006. Mr. Nothmann holds a M.B.A. and European management certificate from New York University, Stern School of Business and a B.A. in American studies and German area studies from Tufts University.

Maud A. W. Hinchee, Ph.D. has served as our Chief Science Officer since September 2000 and is responsible for our research and intellectual property development programs. Dr. Hinchee is responsible for constructing our technical platforms and has overseen the development of our biotechnology tree seedling products. Dr. Hinchee joined ArborGen following an 18-year career at Monsanto Company, where she led research in multiple biotechnology crops. She has authored more than 40 scientific research articles in the area of plant biotechnology, culture and morphogenesis, and is credited as inventor on numerous patent applications. She also serves as a member of several industry-related boards and committees. Dr. Hinchee holds a Ph.D. in botany from the University of California at Davis, an M.S. in botany from the University of Washington, and a B.S. in botany from the University of California–Davis.

Gregory L. Mann has served as our General Manager of Australasian Operations since April 2010 and is responsible for our operations in New Zealand and Australia. Mr. Mann has more than 15 years of science and business experience. Mr. Mann joined ArborGen from The New Zealand Institute for Plant & Food Research Limited (a company formed from the merger of HortResearch and Crop & Food Research), where he held the positions of general manager – commercial from December 2008 to March 2010 and general manager – business development (at HortResearch) from January 2003 to December 2008. In these positions, Mr. Mann led the teams responsible for the commercialization of research and intellectual property. He previously served as national sales manager and general manager at Southward Engineering Company Limited, and he began his career in sales management with the specialty chemicals company W.R. Grace Limited in Auckland, New Zealand. Mr. Mann holds a B.S. degree from both Victoria University, Wellington, and Massey University, Palmerston North, and a national diploma in business studies from Open Polytechnic.

Warren A. Banner III has served as our Director of Varietal Manufacturing since July 2008, and is responsible for the manufacturing of our varietal seedlings. Mr. Banner has extensive experience in vegetative tissue culture production, the scale-up of production systems and building large-scale supply chains to serve broad market demand. From October 2006 to May 2008, Mr. Banner served as director of operations for Northwest Horticulture LLC, and from December 1984 to May 2006, he served in a number of positions at

Ball Horticultural Company, most recently as president of Ball FloraPlant, a provider of vegetative ornamental plants, from June 2005 to May 2006. Mr. Banner holds an M.S. in plant physiology and a B.S. in botany from the University of Tennessee-Knoxville.

Michael W. Cunningham, Ph.D. has served as our Director of Product Development since November 2007 and is responsible for the development of conventional and biotechnology tree seedling products for North America including pine, eucalyptus and hardwood species. From January 2005 to October 2007, Dr. Cunningham served as project leader and manager of hardwood genetics for International Paper Company, where he led the hardwood genetics program for both domestic and European operations. He was previously a project leader and regeneration group leader managing all activities, operational and research, related to forest regeneration for Union Camp Corporation. Dr. Cunningham started his career at North Carolina State University as a postdoctoral research associate focused on sweetgum macropropagation, micropropagation and genetic transformation. Dr. Cunningham holds a Ph.D. in forest genetics at North Carolina State University, an M.S. in forest genetics from Texas A&M University and a B.S. in forestry from Oklahoma State University.

Leslie Pearson, Ph.D. has served as our Director of Regulatory Affairs since January 2003 and is responsible for the regulatory oversight of, and commercial approvals for, our biotechnology tree seedlings. From 1989 to 2003, Dr. Pearson served in a number of positions at Westvaco Corporation, including most recently as the leader of Westvaco’s forest biotechnology group, where he was responsible for managing research teams in growth genes, flowering control, and stress resistance, as well as the regulatory oversight of Westvaco’s biotechnology tree research and development. He started his career at the University of Georgia, where he worked as a post-doctoral student in plant gene expression research. Dr. Pearson holds a Ph.D. in plant molecular biology from the John Innes Institute and a B.S. in biochemistry from the University of East Anglia.

Bruce G. Burton, Ph.D. has served on our board of directors since February 2000. Dr. Burton brings to our board extensive experience with the global forestry, biotechnology and energy industries. Dr. Burton is currently vice president business development with New Zealand-based Rubicon Ltd, which he joined in 2001. Prior to joining Rubicon, Dr. Burton held a number of senior business development and strategy roles with the Fletcher Challenge Group including within Primary and Resources, Energy, Methanol and Forests. Dr. Burton currently serves on the board of directors of a number of private companies. Previous directorships include Horizon2 Limited, the Australasian forest biotechnology company, from May 2004 until October 2007, when it was contributed to ArborGen. He has a Ph.D. and a M.S. in development economics from Cornell University and a M.A. from the University of Auckland, New Zealand.

M. Eugene Hundley has served on our board of directors since January 2008. Mr. Hundley brings to the board over 35 years of experience in the forestry industry and the management of public companies. He has held various positions of increasing responsibility at MeadWestvaco Corporation (and its predecessor, Westvaco Corporation) since 1974, where he has served as president of the forestry division of MeadWestvaco Corporation since May 2005. He has an M.A. in business administration from the University of South Carolina and a B.S. in forest management from the University of Tennessee.

David A. Liebetreu has served on our board of directors since January 2005. Mr. Liebetreu brings to the board extensive experience in the forestry and pulp and paper industries. He has held various positions of increasing responsibility at International Paper Company since 1992, where he has served as vice president of global sourcing since December 2007, and served as vice president of forest resources from January 2005 to November 2007. He has a B.S. in Applied Sciences and Engineering from the United States Military Academy and an M.S.E. in Industrial and Operations Engineering from the University of Michigan.

S. Luke Moriarty has served on our board of directors since 2004. He is the chief executive officer and a director of Rubicon Ltd. and brings extensive international management and financial experience in both public and private companies in the forestry, pulp and paper, building products and energy industries. In addition to his role with Rubicon, he is also currently the chairman of Tenon Limited, a New Zealand-based wood products manufacturer and distributor. From 1998 to 2001, Mr. Moriarty was a member of the executive office of Fletcher Challenge Limited, a New Zealand-based conglomerate operating globally across a wide variety of business sectors, and prior to that held a number of senior roles within the forest products industry, including chief financial officer of Fletcher Challenge Canada and a director of TimberWest Forest Corp. He has also previously served on the board of directors of Horizon2 Limited, a forest biotechnology company, until its contribution to ArborGen in 2007. Mr. Moriarty holds a M.S. in Management from Stanford University, and a LLB in Company and Commercial Law and BCA in Economics and Accounting from Victoria University in New Zealand.

Kenneth R. Munson, Ph.D. has served on our board of directors since February 2000. Dr. Munson brings to our board extensive experience in forest research and nursery development and forestry and wood supply. Dr. Munson has served as director of forestry and wood supply for International Paper Europe since July 2010. From October 2007 to June 2010, he served as deputy chief executive officer and managing director of global forestry and wood supply at Ilim Group, a Russian pulp and paper company. From July 1984 until September 2007, Dr. Munson held various roles of increasing responsibility at International Paper Company, including most recently as director of global forestry from August 2005 to September 2007. Dr. Munson holds a Ph.D. in Soil Science and Forestry from the University of Florida and M.A. and B.A. degrees in Soil Science and Forestry from Oregon State University.

Mark T. Watkins, Sr. has served on our board of directors since 2003. Mr. Watkins brings to our board over 20 years of experience in the forest products industry. Mr. Watkins has served as senior vice president of technology and forestry at MeadWestvaco Corporation since January 2002, where he is responsible for corporate engineering, stewardship, sustainability, safety, health and environmental matters. Prior to that, Mr. Watkins held various positions of increasing responsibility at Mead Corporation from August 1997 to January 2002, when he transitioned to MeadWestvaco Corporation as part of a corporate merger. Mr. Watkins holds a B.S. in Paper Science and Engineering from Syracuse University and an A.S. from the State University of New York.

Edward T. Shonsey has been nominated to serve as one of our directors and as chairman of our board of directors effective upon consummation of this offering. Mr. Shonsey brings to our board extensive experience in the agricultural biotechnology and agribusiness industries. He has served as president and chief executive officer and a member of the board of directors of L1 Agrosciences Inc., an agricultural life science company, since 2010. From 2008 to 2010, Mr. Shonsey served as president and chief executive officer and a member of the board of directors of HR BioPetroleum Inc., a renewable energy technology company focused on utilizing marine microalgae to produce biofuel feedstocks. Prior to that, from 2003 to 2007, Mr. Shonsey served in several capacities (including as chief executive officer from 2005-2007) for Diversa Corporation, a public biotechnology company focused on the discovery, development, large-scale manufacture, and commercialization of industrial enzymes for a variety of applications, including ethanol, biodiesel, and other biofuels. Before Diversa, Mr. Shonsey was the president and chief executive officer of Syngenta Seeds Inc. / Northrup King, Inc., where he led the launch of the first agricultural biotech product. While at Northrup King, he was part of the leadership team that merged Sandoz and Ciba-Geigy (creating Novartis) and, subsequently, Novartis and Astra-Zeneca agricultural companies (creating Syngenta). Before that, Mr. Shonsey spent ten years at Pioneer Hi-Bred International, Inc. (now a subsidiary of DuPont Corporation), where he served in various executive positions. Mr. Shonsey began his career at Procter & Gamble, serving as an Operations Manager. Mr. Shonsey is presently a member of the boards of Agrivida Inc., RiceTec, Inc. and RiceTec AG, and the Liechtenstein Foundation. Additionally, Mr. Shonsey has served on the board of the Biotechnology Industry Association’s (BIO) Food and Agriculture Governing Body and Business Higher Education Council of Washington, DC, as chair of the Personnel Commission for the state of Iowa, and was decorated for combat operations in Vietnam as a Lieutenant, U.S. Navy. Mr. Shonsey holds a B.S. in Electrical Engineering from Marquette University and an M.B.A. from Creighton University.

Composition of Our Board of Directors

Our board of directors currently consists of six members, each of whom were elected pursuant to the board composition provisions of our stockholders agreement, which is described under “Certain Relationships and Related Party Transactions—Stockholders Agreement” in this prospectus. These board composition provisions will terminate immediately prior to the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our board of directors will be expanded in connection with this offering. We intend to fill the vacancies created by this increase in the number of directors by electing Dr. Wells and Mr. Shonsey as directors.

Following the closing of this offering, our nominating and corporate governance committee and board of directors may consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our company through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Director Independence.  Our board of directors has determined that all current members of the board of directors are independent, as determined in accordance with the rules of Nasdaq and the Securities and Exchange Commission. Dr. Wells and Mr. Shonsey will be elected as directors upon the closing of this offering, and Mr. Shonsey is expected to be considered an independent member of our board of directors. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the Securities and Exchange Commission. There are no family relationships among any of our directors or executive officers.

Staggered Board.  Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2011 for Class I directors, 2012 for Class II directors and 2013 for Class III directors.

•	Our Class I directors will be Bruce G. Burton, Ph.D., M. Eugene Hundley and Kenneth R. Munson, Ph.D.;

•	Our Class II directors will be David A. Liebetreu, S. Luke Moriarty and Mark T. Watkins, Sr.; and

•	Our Class III directors will be Barbara H. Wells, Ph.D. and Edward T. Shonsey.

Our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

Historically, we have separated the positions of chairman of the board and chief executive officer. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to her position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws, which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more fully discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board of directors’ role in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on our company, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables to the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules and regulations.

Audit Committee.  Upon completion of this offering, Messrs. Liebetreu, Moriarty and Watkins will serve on the audit committee, which will be chaired by Mr. Moriarty. Our board of directors has designated Mr. Moriarty as an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. The composition of our audit committee meets the requirements for independence under the listing standards of Nasdaq and the applicable rules of the Securities and Exchange Commission, including the applicable transition rules. Our board of directors has determined that Messrs. Liebetreu and Watkins will be considered “independent” for audit committee purposes as that term is defined in the rules of the Securities and Exchange Commission and the applicable Nasdaq rules. Mr. Moriarty is the chief executive officer and director of one of our significant stockholders. As a result, while Mr. Moriarty satisfies the independence requirements under Nasdaq’s rules, he does not satisfy the independence requirements of the Securities and Exchange Commission applicable to members of audit committees. The transition rules of the Securities and Exchange Commission provide that one member of the audit committee may be exempt from these more stringent independence requirement for one year after the effectiveness of this registration statement. Our board of directors intends to cause our audit committee to be comprised of only directors that are independent under the rules of both Nasdaq and the Securities and Exchange Commission within one year of effectiveness of this registration statement. The audit committee’s responsibilities include:

•	appointing and approving the compensation of our independent registered public accounting firm;

•	assessing qualifications, performance and independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plans with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon the audit committee’s review and discussions with management and the independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing our earnings releases.

Compensation Committee.  Upon completion of this offering, Drs. Burton and Munson and Messrs. Hundley and Shonsey will serve on the compensation committee, which will be chaired by Dr. Burton. Our board of directors has determined that each member of the compensation committee will be considered “independent” as that term is defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers and other key employees;

•	evaluating the performance of our executive officers and other key employees in light of such corporate goals and objectives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our chief executive officer and the goals and objectives related to such compensation;

•	reviewing and approving the compensation of our other executive officers and other key employees;

•	reviewing and establishing our overall compensation structure, policies and programs;

•	reviewing and making recommendations to the board of directors with respect to the processes and procedures for the consideration and determination of director and executive compensation;

•	reviewing and making recommendations to the board of directors with regard to incentive-based compensation plans and equity-based plans;

•	reviewing and making recommendations to the board of directors with respect to our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with regard to the compensation of our directors, including with respect to any equity-based plans;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	making a recommendation to the board of directors that the compensation discussion and analysis be included in our annual proxy statement or Annual Report on Form 10-K;

•	preparing the compensation committee report to be included in our annual proxy statement or Annual Report on Form 10-K;

•	engaging, retaining, managing and terminating compensation consultants and other outside advisors with respect to compensation matters;

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers;

•	recommending to the board of directors the employment and appointment of future key executives, as well as promotion and changes in position of incumbent key executives upon evaluation of their performance;

•	reviewing and approving employment agreements, severance agreements and change in control agreements, and any additional special or supplemental benefits for key executives;

•	reviewing our policies and programs for the development of management personnel; and

•	reviewing and reassessing the adequacy of the compensation committee charter annually and submitting any proposed changes to the board of directors for approval.

Nominating and Corporate Governance Committee.  Upon completion of this offering, Messrs. Liebetreu, Moriarty, Shonsey and Watkins will serve on the nominating and corporate governance committee, which will be chaired by Mr. Shonsey. Our board of directors has determined that each member of the nominating and corporate governance committee will be considered “independent” as that term is defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.arborgen.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses our executive compensation policies and arrangements as they relate to our named executive officers who are listed in the compensation tables set forth below. The following discussion should be read together with the compensation tables and related disclosures set forth below.

Our executive compensation program is designed to attract talented individuals to lead, manage and operate all aspects of our business and reward and retain those individuals who continue to meet our high expectations over time. Our executive compensation program combines short and long-term components, and fixed and contingent payments in amounts and proportions that we believe are most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the market places where we recruit in which there is considerable competition for talented executives.

Our named executive officers for the year ended March 31, 2011 were Barbara H. Wells, Ph.D., our President and Chief Executive Officer, Geoffrey P. Clear, our Senior Vice President and Chief Financial Officer, Wayne A. Barfield, our Vice President and General Manager of U.S. Operations, and David M. Nothmann, our Vice President of Business and Product Development.

Objectives and Philosophy of Our Executive Compensation Program

The compensation program for our key executives, including our named executive officers, is designed to achieve the following objectives:

•	attract, engage and retain individuals of superior ability, experience and managerial talent, enabling us to be an employer of choice in our highly competitive and dynamic industry;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•	encourage and inspire our executives to achieve key corporate performance objectives by linking base salary increases and incentive awards to the achievement of individual and company-wide short and long-term goals; and

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value.

Use of Compensation Consultants

Historically, our compensation committee has engaged a compensation consultant in connection with the recruiting or hiring of certain senior executives. In these instances, our compensation committee sought market data to ensure that the compensation paid to a new hire was not unnecessarily above market, but still sufficient to recruit and retain a qualified candidate. In the past, the compensation committee has engaged Mercer (US) Inc. for this service. Mercer was engaged by the compensation committee and does not provide any additional services to us.

As part of our preparation to become a public company, we retained DolmatConnell & Partners in 2010 to provide a competitive review of compensation levels for our executive team. DolmatConnell & Partners was engaged by the compensation committee and does not provide any additional services to us. DolmatConnell & Partners, with input from our compensation committee, compiled a peer group of companies against which to assess base salary, variable incentive pay and equity compensation. This peer group is discussed in further detail below.

Components of Our Executive Compensation Program

The components of our executive compensation program consist primarily of base salary, an annual cash incentive bonus, our long-term value add program and broad-based benefits programs. We combine short-term compensation components (such as base salary and an annual cash incentive bonus) and long-term compensation components (such as our value add program) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of short and long-term corporate objectives.

Our compensation committee is responsible for evaluating and administering our compensation programs and practices for our key executives. Our compensation committee uses its judgment and experience and the recommendations of our Chief Executive Officer to determine the appropriate mix of short and long-term compensation elements for each key executive, including our named executive officers. Short and long-term compensation elements are balanced to encourage each executive to use his or her time and talents to accomplish our corporate objectives.

Both our Chief Executive Officer and Director of Human Resources attend our compensation committee meetings to provide input on factors that may influence our compensation committee’s consideration of compensation programs and individual compensation, including individual performance and compensation parity considerations. An executive is not present at the meetings at the time that his or her own compensation is being reviewed by the compensation committee. Our compensation committee analyzes each of the primary elements of our compensation program to ensure internal compensation parity among our executives and that our key executives’ overall compensation, including the compensation of our named executive officers, is competitive with executives in similar positions at comparable companies in our labor market. In the past, our board of directors made most compensation-related decisions, based on recommendations of our compensation committee. In connection with our preparation to become a public company, our compensation committee’s authority and responsibility has been increased.

Historically, our board of directors has determined — and currently our compensation committee determines — compensation for our key executives, including our named executive officers, in large part based on our financial resources, as well as competitive market data. In November 2010, Mercer provided benchmarking data for all positions, including our named executive officers. As a result, the compensation committee increased Mr. Barfield’s base salary from $162,000 to $170,000. No changes were made to the compensation of our other named executive officers as a result of the Mercer benchmarking data. With regard to annual base salaries and annual cash incentive bonus opportunity targets for the year ending March 31, 2011, a peer group drawn from publicly listed companies was researched and recommended by DolmatConnell & Partners. This task was challenging as there are no direct publicly listed comparables for us. Companies with similar current revenues and with strong growth ambitions were selected from a mix of clean technology and biotechnology companies; however, our compensation committee determined that the selected companies will need to be reassessed for applicability as we continue to grow. The group included the following companies:

•	Akeena Solar, Inc.
•	Array BioPharma Inc.
•	Cypress Bioscience, Inc.
•	Dyax Corp.
•	Energy Recovery, Inc.
•	Inspire Pharmaceuticals, Inc.
•	Metabolix, Inc.
•	Momenta Pharmaceuticals, Inc.
•	Ocean Power Technologies, Inc.
•	Sangamo BioSciences, Inc.
•	Targacept, Inc.
•	Verenium Corporation (no longer expected to be a member of our peer group after the fiscal year ended March 31, 2011)

We believe that the practices of the companies in our peer group provide us with appropriate compensation benchmarks, in particular for our named executive officers. As a result of this peer group data the compensation committee in May 2010 increased Dr. Wells’ target bonus for the year ending March 31, 2011 from 50% to 65% of base salary. No changes were made to the compensation of our other named executive officers arising out of this peer group data review.

The compensation committee’s philosophy is to determine each component of an executive’s compensation package based on numerous factors, including:

•	the demand for the particular skill sets we need within the marketplace;

•	performance goals and other expectations for the position and the individual;

•	the individual’s background and relevant expertise, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the peer group of companies that we review; and

•	comparison to other executives within our company having similar levels of expertise and experience.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element of our executive compensation program, to a greater or lesser extent, serves each of our objectives as set forth above.

Annual Cash Compensation

Base Salary

During the fiscal year ended March 31, 2011, our board of directors recognized that our compensation program would benefit from an overall competitive salary benchmarking survey. This survey was carried out during the third quarter of the fiscal year and resulted in salary adjustments to a majority of our employee work force. After reviewing the survey, the compensation committee increased Mr. Barfield’s base salary from $162,000 to $170,000. While our compensation committee did not benchmark Mr. Barfield’s base salary to a specific percentile, it determined that his base salary was lower than the current market rate for his position, and therefore made the upward adjustment.

Short-Term Incentive Compensation

Our named executive officers participate in our Senior Executive Incentive Bonus Plan. On an annual basis, each participating executive is entitled to receive an annual cash bonus award that is tied to attainment of corporate and/or individual performance targets. The compensation committee has the authority to adjust bonuses payable under this plan based on achievement of individual performance goals and to pay bonuses (including discretionary bonuses) to eligible executives under this plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Each year, our compensation committee will select the applicable corporate performance metrics for the fiscal year relating to financial and operational metrics, including one or more of the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; production and sales volumes or market shares and number of customers; any of which may be measured either in absolute terms or as compared to any incremental increase; or the achievement of key business development, marketing, research, product development, regulatory, public and government affairs milestones. Each performance goal has a target (100% attainment of the performance goal).

Each eligible executive must be employed on the bonus payment date to be entitled to receive any bonus under the Senior Executive Incentive Bonus Plan; however, the compensation committee will pay a pro rata bonus (to the extent the relevant goals are met) to eligible executives (i) whose employment is terminated without cause after completing nine or more months of service in the fiscal year in which such termination occurs or (ii) who first became eligible to participate in the incentive plan after the beginning of the fiscal year but who completed nine or more months of service in such fiscal year.

For our fiscal year ended March 31, 2011, the metrics used under our Senior Executive Incentive Bonus Plan were comprised of the following three target components:

1. Company goals

2. Regional/functional goals

3. Personal goals

The weightings of the three components of the incentive target are set by our compensation committee. Different weightings apply to each employee based on their role. For our named executive officers, the weightings and target bonus percentage for the year ended March 31, 2011 were:

		Regional		Target Bonus
	Company	/Functional	Personal	Percentage of
Executive	Weighting	Weighting	Weighting	Base Salary

Barbara H. Wells, Ph.D.	90%	0%	10%	65%
Geoffrey P. Clear	50%	40%	10%	40%
Wayne A. Barfield	40%	50%	10%	40%
David M. Nothmann	40%	50%	10%	30%

Company goals and their associated milestones are approved each year as a part of the annual business planning and budgeting process. Regional/functional and individual milestones for each key employee including our named executive officers are approved each year by our Chief Executive Officer and the compensation committee, as are the respective weightings. This process starts with a formal assessment to highlight the key issues facing the company and to review progress against plan. The assessment covers our markets, operations, business development programs, product positioning and pricing, product pipeline and science program, regulatory and public acceptance program and human resources. A combination of planning and budgeting processes are then used to derive our corporate plan and budget complete with the key milestones that are then monitored through the year.

At fiscal year-end, a formal review process is undertaken across the company. Each employee is scored on each applicable milestone. Our Chief Executive Officer reviews the company and regional/functional performance recommendations with the compensation committee and the compensation committee makes recommendations to the board of directors regarding the company and regional/functional scores and the overall performance scores for all executives, including our named executive officers. Our Chief Executive Officer, in consultation with our board of directors (or the board of directors alone, in the case of awards applicable to our Chief Executive Officer), has the discretion to provide additional bonus amounts to individuals deemed to have made significant contributions to the organization. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our performance goals at levels that we believe will be very challenging to achieve so in general will not be fully met a majority of the time.

Five overall company goals were set for the year ended March 31, 2011, focused on ensuring (1) that we have the right capital base to support the business going forward; (2) that we deliver or exceed our financial targets; (3) that our company-wide operating performance is “world class”; (4) that we continue to grow the value of the business at or above our cost of capital; and (5) that we continue to develop our public and customer profile. Regional or functional goals also focused on financial and operating performance as well as the achievement of key business and product development milestones.

Target weightings for these five goals were set at the start of the fiscal year ended March 31, 2011. These weightings are subject to adjustment during the assessment process to take into account any changes in priorities that occurred during the fiscal year. The process of assessment of each of the five company goals and the expected weightings are as follows:

1.	The capital base assessment will include a review of both debt management as well as the progress that was made in preparing the business for this offering. This goal has an expected weighting of 25%.

2.	The financial goal will be measured based upon our achievement of earnings before interest, tax, depreciation and amortization as adjusted for certain special expenses (Adjusted EBITDA) and total cashflow targets. The Adjusted EBITDA and year-end cashflow targets for the year ended March 31, 2011 were $(13.9) million and $(21.3) million respectively. The special expenses that the compensation committee determined should be excluded from the calculation of Adjusted EBITDA for the fiscal year ended March 31, 2011 were costs related to certain litigation matters disclosed under “Business — Legal Proceedings” as well as certain costs related to this offering. As a result, the Adjusted EBITDA amount that the compensation committee expects to use for purpose of determining bonuses will differ from our reported EBITDA. This goal has an expected weighting of 20%.

3.	The company-wide operating performance will be measured based upon an assessment of actual results against a net sales target of $25.3 million, a gross margin target of 35.4%, the delivery of our products to our customers in full, on time and meeting specifications more than 95% of the time, as well as certain operational factors, including the development and relationship management of our key customers, environmental and regulatory permit compliance and the achievement of no recordable injuries. This goal has an expected weighting of 20%.

4.	The business growth and product development goals will be measured through an assessment of new business and product opportunities and the existing opportunities that were advanced. This goal has an expected weighting of 20%.

5.	The measurement of our public and customer acceptance profile was measured from a review of our progress in achieving key milestones in our public and government relations plan. This is a qualitative goal that assesses our progress in communicating the Company’s business and strategies to the public, government organizations and non-governmental organizations. This goal has an expected weighting of 15%.

Our compensation committee will assess the achievement of these company goals during the May/June 2011 timeframe and our compensation committee will make bonus determinations for our named executive officers once that process is complete. During this assessment, the compensation committee will score each goal on a five point scale, with 5 meaning “achieved target”, 4 meaning “nearly met target”, 3 meaning “made progress but some way from meeting target”, 2 meaning “inadequate performance” and 1-0 meaning “totally inadequate performance.” Both qualitative and quantitative goals are evaluated and scored in this manner. A score above 5 can be given in the event that the achievement of an objective is truly outstanding. These scores are then combined to provide a weighted average overall company score.

For the fiscal year ended March 31, 2011, Dr. Wells’ target cash bonus was $178,750, with 90% being determined based on the achievement of company goals and the remaining 10% being determined based on the achievement of individual goals.

For the fiscal year ended March 31, 2011, Mr. Clear’s target cash bonus was $120,000, with 50% being determined based on the achievement of company goals, 40% being determined based on the achievement of functional goals, specifically the finance department’s performance, and the remaining 10% being determined based on the achievement of individual goals.

For the fiscal year ended March 31, 2011, Mr. Barfield’s target cash bonus was $68,000, with 40% being determined based on the achievement of company goals, 50% being determined based on the achievement of functional goals, specifically our U.S. operations’ performance, and the remaining 10% being determined based on the achievement of individual goals.

For the fiscal year ended March 31, 2011, Mr. Nothmann’s target cash bonus was $61,500, with 40% being determined based on the achievement of company goals, 50% being determined based on the achievement of functional goals, specifically our achievement of certain product development and research program milestones, combined with certain business development objectives, and the remaining 10% being determined based on the achievement of individual goals.

The following discussion illustrates how the bonuses for the fiscal year ended March 31, 2010 were determined by our compensation committee based on the Senior Executive Incentive Bonus Plan described above.

Dr. Wells’ target cash bonus was $137,500 for the fiscal year ended March 31, 2010, with 90% being determined based on the achievement of company goals and the remaining 10% being determined based on the achievement of individual goals. Based on the determination of our compensation committee that each of the named executive officers was entitled to receive 66% of the targeted payout for the achievement of company goals and our compensation committee’s assessment of Dr. Wells’ achievement of her individual goals, our compensation committee determined that Dr. Wells was entitled to receive $81,923 for company goals and $12,375 for individual goals. Our compensation committee also determined to pay Dr. Wells a special bonus of $25,000 to acknowledge the leadership she showed during a challenging year.

Mr. Clear’s target cash bonus was $120,000 for the fiscal year ended March 31, 2010, with 50% being determined based on the achievement of company goals, 40% being determined based on the achievement of functional goals, specifically the finance department’s performance, and the remaining 10% being determined based on the achievement of individual goals. Based on the determination of our compensation committee that each of the named executive officers was entitled to receive 66% of the targeted payout for the achievement of company goals, the determination that the finance department had achieved at the 92% level and our compensation committee’s assessment of Mr. Clear’s achievement of his individual goals, our compensation committee determined that Mr. Clear was entitled to receive $39,720 for company goals, $43,920 for functional goals and $9,660 for individual goals.

Mr. Barfield’s target cash bonus was $64,800 for the fiscal year ended March 31, 2010, with 40% being determined based on the achievement of company goals, 50% being determined based on the achievement of functional goals, specifically our U.S. operations’ performance, and the remaining 10% being determined based on the achievement of individual goals. Based on the determination of our compensation committee that each of the named executive officers was entitled to receive 66% of the targeted payout for the achievement of company goals, the determination that our U.S. operations had achieved at the 72% level and our compensation committee’s assessment of Mr. Barfield’s achievement of his individual goals, our compensation committee determined that Mr. Barfield was entitled to receive $17,159 for company goals, $23,328 for functional goals and $5,119 for individual goals. Our compensation committee also determined to pay Mr. Barfield a special bonus of $10,000 to acknowledge the leadership he showed during a challenging year and the impact of the worldwide economic downturn on the performance of our U.S. operations despite Mr. Barfield’s significant efforts.

Based on these assessments, we awarded cash bonuses to our named executive officers in June 2010 in the following amounts:

Executive	Bonus

Barbara H. Wells, Ph.D.	$119,298

Geoffrey P. Clear	$93,360

Wayne A. Barfield	$55,606

Retention Payment Program

In the final months of the year ended March 31, 2009, our board of directors elected not to pay any cash bonuses to executives for services rendered in the year ended March 31, 2009. Instead, our board of directors implemented a company-wide retention payment program, which provided that:

•	Each full-time employee who was employed by us on December 31, 2008 would receive a retention payment if he or she was continuously employed by us on a full-time basis through March 31, 2011, except as otherwise provided below.

•	Employees whose employment with us terminated or whose hours were reduced to less than full-time prior to March 31, 2011 for any or no reason will not receive a retention payment.

The payments made to our named executive officers on March 31, 2011 under our retention payment program were as follows:

Name	Retention Payment

Barbara H. Wells, Ph.D.	$89,495
Geoffrey P. Clear	$36,751
Wayne A. Barfield	$33,522

As Mr. Nothmann was not employed by us on December 31, 2008, he was not eligible to receive a retention payment under this program.

New Employment Agreements

In January 2011, we entered into new employment agreements with each of our named executive officers in order to foster our goals of encouraging executive retention and focus on the management and best interests of the company. We also prefer to have certainty regarding the potential severance amounts payable to the named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates.

The employment agreements set the executive’s annual base salary and the target for annual incentive compensation as a percentage of base salary. The agreements also provide that, in the event that the executive terminates employment for good reason or we terminate employment without cause, the executive will receive severance payments in the form of salary continuation, continued health insurance benefits and full acceleration of all stock options and other stock-based awards the executive holds at the time of termination. The agreements also include a 12-month post-employment non-competition and non-solicitation restriction. See “New Employment Agreements” and “Potential Payments Upon Termination” below for a description of each employment agreement and the benefits to which each named executive officer would be entitled in certain circumstances.

ArborGen Long-Term Incentivization Plan

In 2002, we introduced the ArborGen Net Value Added Plan, or the NVA Plan, to promote the best interests of our company and our stockholders by providing our employees the opportunity to share in our enterprise value growth over time. Employees who participated in the NVA Plan would, upon a sale event (including a sale of our business or an initial public offering), and subject to the terms and conditions of the NVA Plan, share in the increase in our value once the investment contributions made by our stockholders to the business, including a financial return on that investment, had been satisfied.

The granting of NVA Units under the NVA Plan was consistent with the goal of enabling us to attract and retain the services of such individuals upon whose judgment, interest, skills, and special effort the successful conduct of our operations would be largely dependent. The NVA Units have been an important long-term component of our overall compensation policy, particularly for our named executive officers.

Upon our conversion from a limited liability company to a corporation on June 1, 2010, the NVA Plan was terminated pursuant to its terms as were all outstanding awards. Each participant who remained our employee immediately prior to such conversion became entitled to receive an equitable award granted under a new incentive as soon as practicable after such conversion. Our board of directors agreed to issue to these former NVA holders new appreciation rights in July 2010.

The key terms of the new appreciation rights are as follows:

•	Each appreciation right allows the holder to share in 0.00001% of the value difference between the “adjusted initial base price” and the value at a sale event or initial public offering, where the adjusted initial base price is the initial base price each appreciation right is issued at, adjusted for (a) all equity investments in our company that are made on or after the grant date through the date immediately preceding the sale event or public offering and (b) the accumulated interest calculated daily on the initial base price minus $10.00 and the amount described in (a) from the date of each such investment through the date immediately preceding the sale event or initial public offering, both at an annual rate equal to 15%.

•	appreciation rights have been issued with an initial base price of $42.43, $41.72 or $46.75 depending on the grant date of the applicable NVAs or, in the case of Mr. Nothmann, the grant date of the appreciation rights issued to him in connection with his new employment with us.

•	In total, 582,250 appreciation rights have been issued to 29 employees.

•	Named executive officer grants of appreciation rights are included in the following table:

	Appreciation Rights Granted
	Fiscal 2010
	Appreciation	Initial Base
Executive Officer	Rights	Price

Barbara H. Wells, Ph.D.	150,000	$42.43
	50,000	$41.72
Geoffrey P. Clear	100,000	$41.72
Wayne A. Barfield	50,000	$41.72
David M. Nothmann	50,000	$46.75

•	Upon the completion of this offering, the appreciation rights holders would become entitled to receive a payment equal to the difference between 0.00001% of our value, based on the offering price, and the adjusted initial base price. Our board of directors may settle these amounts in cash or shares of our common stock, net of tax withholding obligations.

The following table provides an indication of the total value of the payout based on the midpoint of the estimated price range set forth on the cover page of this prospectus:

Estimated Appreciation
Executive Officer	Rights Payment

Barbara H. Wells, Ph.D.
Geoffrey P. Clear
Wayne A. Barfield

David M. Nothmann

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days; and

•	a 401(k) plan.

We believe these benefits are generally consistent with those offered by other companies with which we compete for executive talent.

Some of the executives whom we have hired, including Mr. Clear and Mr. Nothmann, held positions in locations outside of South Carolina at the time that they agreed to join us. We have agreed in these instances to pay relocation expenses to these executives.

Risk Management Practices

When determining our compensation policies and practices, the compensation committee considered various matters relative to the development of a reasonable and prudent compensation program, including whether the policies and practices were reasonably likely to have a material adverse effect on the Company. We believe that the mix and design of our executive compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on the Company for the following reasons: we offer an appropriate balance of short and long-term incentives and fixed and variable amounts; our variable compensation is based on a balanced mix of criteria; and our board of directors and compensation committee have the authority to adjust variable compensation as appropriate.

Impact of Tax and Accounting Considerations

Under Section 162(m) of the Internal Revenue Code, or the Code, subject to certain exceptions, a publicly held corporation is denied a deduction for remuneration paid to a “covered employee” for services performed by such employee to the extent the remuneration exceeds $1 million for the taxable year. An individual is a “covered employee” for purposes of Section 162(m) if he or she is either the chief executive officer or one of the other “named executive officers” whose compensation must be reported to stockholders by reason of being among the three most highly compensated officers (other than the chief financial officer). Section 162(m) excludes performance-based compensation from the $1 million deduction limit. In order to meet such exception, compensation must satisfy certain specific requirements. Our compensation committee is likely to consider the impact of Section 162(m) on future compensation decisions if it appears that the deduction limit could apply.

Summary Compensation Table — 2010

The following table shows the compensation earned by our named executive officers during the year ended March 31, 2011.

SUMMARY COMPENSATION TABLE

					Non-Equity
Name and Principal					Incentive Plan	All Other
Position	Year	Salary	Bonus		Compensation(1)	Compensation		Total

Barbara H. Wells, Ph.D.	2010	$275,000	$89,495	(2)	$—	$10,295	(3)	$374,790
President and Chief Executive Officer	2009	269,729	25,000	(4)	94,298	10,462		399,489
Geoffrey P. Clear	2010	300,000	36,751	(2)	—	43,416	(5)	380,167
Senior Vice President and Chief Financial Officer	2009	294,250	—		93,360	30,288		417,898
Wayne A. Barfield	2010	170,000	33,522	(2)	—	9,300	(6)	212,822
Vice President and General Manager of U.S. Operations	2009	157,746	10,000	(4)	45,606	6,885		220,237
David M. Nothmann	2010	197,247	—		—	101,476	(7)	298,723
Vice President of Business and Product Development

(1)	The amount of compensation payable under our Senior Executive Incentive Bonus Plan for the year ended March 31, 2011 has not yet been determined. Our compensation committee will assess the achievement of these company goals during the May/June 2011 timeframe and our compensation committee will make bonus determinations for our named executive officers once that process is complete. For a description of our Senior Executive Incentive Bonus Plan, refer to the discussion under the caption “Short-Term Incentive Compensation” above.

(2)	These amounts represent payments made on March 31, 2011 pursuant to our retention payment program. For a description of our retention payment program, refer to the discussion under the caption “Retention Payment Program” above.

(3)	Includes a company matching contribution to our 401(k) plan of $9,855 and company-paid life insurance premiums paid of $440.

(4)	These amounts represent special bonuses awarded by our compensation committee to acknowledge leadership demonstrated by the named executive officer during a challenging year and, in the case of Mr. Barfield, the impact of the worldwide economic downturn on the performance of our U.S. operations despite Mr. Barfield’s significant efforts.

(5)	Includes a company matching contribution to our 401(k) plan of $9,860, company-paid life insurance premiums paid of $725 and company-provided relocation benefits of $32,831.

(6)	Includes a company matching contribution to our 401(k) plan of $9,025 and company-paid life insurance premiums paid of $275.

(7)	Includes a company matching contribution to our 401(k) plan of $6,150, company-paid life insurance premiums paid of $392 and company-provided relocation benefits of $94,934.

Grants of Plan-Based Awards — 2010

The following table presents information on grants of plan-based (non-equity) awards made during the fiscal year ended March 31, 2011 to our named executive officers:

GRANTS OF PLAN-BASED AWARDS

		Appreciation Rights	Estimated Possible Payouts Under
		Award(1)	Non-Equity Incentive Plan Awards
Name	Grant Date	(#)	Threshold(2)	Target	Maximum(2)

Barbara H. Wells, Ph.D.			$—	$178,750	$—
President and Chief	7/23/10	150,000
Executive Officer	7/23/10	50,000
Geoffrey P. Clear			—	120,000	—
Senior Vice President and	7/23/10	100,000
Chief Financial Officer
Wayne A. Barfield			—	68,000	—
Vice President and General	7/23/10	50,000
Manager of U.S. Operations
David M. Nothmann			—	61,500	—
Vice President of Business	2/20/11	50,000
and Product Development

(1)	The initial base price of the appreciation rights awarded to Mr. Clear and Mr. Barfield and 50,000 of the appreciation rights awarded to Dr. Wells is $41.72. The initial base price of the remaining 150,000 appreciation rights awarded to Dr. Wells is $42.43. The initial base price of the appreciation rights awarded to Mr. Nothmann is $46.75. For a description of the appreciation rights awards, refer to the discussion under the caption “ArborGen Long-Term Incentivization Plan” above.

(2)	There are no “threshold” or “maximum” amounts established under our Senior Executive Incentive Bonus Plan.

Outstanding Equity Awards at Fiscal Year End

None of our named executive officers had any outstanding equity awards at March 31, 2011. However, as described above, each of our named executive officers did receive a grant of appreciation rights in fiscal 2010 that our board of directors may settle in cash or shares of our common stock, net of tax withholding obligations, upon the completion of this offering.

Option Exercises and Stock Vested

None of our named executive officers held any stock options or other stock-based awards in the year ended March 31, 2011.

New Employment Agreements

On January 20, 2011, we entered into an employment agreement with Barbara H. Wells, Ph.D., our President and Chief Executive Officer. Dr. Wells’ agreement calls for the payment of $275,000 in annual base salary, subject to periodic review and adjustment by the compensation committee. The agreement entitles Dr. Wells to participate in our Senior Executive Incentive Bonus Plan or any successor plan adopted by the compensation committee, sets her target annual incentive compensation at 65 percent of her annual base salary and provides for a commuting allowance of up to $6,000 per year for travel between our headquarters and her home in Colorado. In the case of termination of her employment by Dr. Wells for good reason or by us without cause, Dr. Wells is entitled to health insurance benefits for a period of one year, full acceleration of all stock options and other stock-based awards held by Dr. Wells at the time of her termination and, subject to her execution of a general release of claims in favor of us, severance compensation equal to 100% of her annual base salary.

On January 31, 2011, we entered into an employment agreement with Geoffrey P. Clear, our Senior Vice President and Chief Financial Officer. Mr. Clear’s agreement calls for the payment of $300,000 in annual base salary, subject to periodic review by the compensation committee. The agreement entitles Mr. Clear to participate in our Senior Executive Incentive Bonus Plan or any successor plan adopted by the compensation committee, and sets his target annual incentive compensation at 40 percent of his annual base salary. In the case of termination of his employment by Mr. Clear for good reason or by us without cause, Mr. Clear is entitled to health insurance benefits for a period of nine months, full acceleration of all stock options and other stock-based awards held by Mr. Clear at the time of his termination and, subject to his execution of a general release of claims in favor of us, severance compensation equal to 75% of his annual base salary.

On January 20, 2011, we entered into an employment agreement with Wayne A. Barfield, our Vice President and General Manager of U.S. Operations. Mr. Barfield’s agreement calls for the payment of $170,000 in annual base salary, subject to periodic review by the compensation committee. The agreement entitles Mr. Barfield to participate in our Senior Executive Incentive Bonus Plan or any successor plan adopted by the compensation committee, and sets his target annual incentive compensation at 40 percent of his annual base salary. In the case of termination of his employment by Mr. Barfield for good reason or by us without cause, Mr. Barfield is entitled to health insurance benefits for a period of six months, full acceleration of all stock options and other stock-based awards held by Mr. Barfield at the time of his termination and, subject to his execution of a general release of claims in favor of us, severance compensation equal to 50% of his annual base salary.

On January 31, 2011, we entered into an employment agreement with David M. Nothmann, our Vice President of Business and Product Development. Mr. Nothmann’s agreement calls for the payment of $205,000 in annual base salary, subject to periodic review by the compensation committee. The agreement entitles Mr. Nothmann to participate in our Senior Executive Incentive Bonus Plan or any successor plan adopted by the compensation committee, and sets his target annual incentive compensation at 30 percent of his annual base salary. In the case of termination of his employment by Mr. Nothmann for good reason or by us without cause, Mr. Nothmann is entitled to health insurance benefits for a period of six months, full acceleration of all stock options and other stock-based awards held by Mr. Nothmann at the time of his termination and, subject to his execution of a general release of claims in favor of us, severance compensation equal to 50% of his annual base salary.

Each of the employment agreements provide for standard employee benefits. In addition, each employment agreement provides that the executive agrees not to compete with us, solicit or divert our customers, or solicit or hire any of our employees for a period ending one year following the termination of employment with us for any reason.

The definition of good reason in the employment agreements includes a material diminution in responsibilities, authority or duties, a material diminution in base salary, except for across-the-board salary reductions based on our financial performance similarly affecting all or substantially all of our senior management employees, a material change in the geographic location at which the officer provides services to us or a material breach of the employment agreement by us.

The definition of cause as set forth in the employment agreements includes conduct constituting an act of misconduct in connection with the performance of the officer’s duties, including misappropriation of our funds or property other than the occasional, customary and de minimis use of our property for personal purposes, the commission of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct that would reasonably be expected to result in injury or reputational harm to us or any of our subsidiaries and affiliates if the officer were retained in his or her position, continued non-performance of duties under the employment agreement (other than by reason of physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance, a breach of the confidentiality or non-competition and non-solicitation provisions of the employment agreement, a violation of our written employment policies, or failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, or the destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

Potential Payments Upon Termination

The following summaries set forth potential payments payable to our named executive officers upon termination of employment by us other than for cause or death or disability, or by the executive for good reason.

Termination by us other than for cause or termination by executive for good reason.  Our employment agreements with our named executive officers provide that if we terminate such executive’s employment other than for cause, or if the executive terminates his or her employment for good reason, the executive is entitled to salary continuation and continued health benefits for either twelve months (in the case of Dr. Wells), nine months (in the case of Mr. Clear) or six months (in the case of Mr. Barfield), as well as full acceleration of all stock options and other stock-based awards held by the executive at the time of termination. In addition, pursuant to our Senior Executive Incentive Bonus Plan, if we terminate such executive’s employment other than for cause (but not if the executive terminates his or her employment for good reason) after completing nine or more months of service in the fiscal year in which such termination occurs, the executive will be entitled to a prorated share of the annual bonus, if any, which he would have earned for such fiscal year.

Termination by us for cause; death or disability; or termination by executive for other than good reason.  We are not obligated to make any cash payment or benefit to our executive officers if their employment is terminated by us for cause or due to death or disability of the executive, other than the payment of unpaid salary and accrued and unused vacation pay.

The following tables describe the potential payments and benefits upon employment termination or change in control for our named executive officers, as if their respective employment terminated as of March 31, 2011, the last business day of our last fiscal year.

Barbara H. Wells, Ph.D.

	Termination by the	Termination by the
Executive Benefits and	Company for Other	Executive for Good
Payments Upon Termination	than Cause	Reason

Base Salary Continuation	$275,000	$275,000
Bonus(1)	$178,750	$—
Continued Health Benefits	$13,668	$13,668

Total	$467,418	$288,668

(1)	The bonus amount reflected is based on the target bonus for our fiscal year ended March 31, 2011.

Geoffrey P. Clear

	Termination by the	Termination by the
Executive Benefits and	Company for Other	Executive for Good
Payments Upon Termination	than Cause	Reason

Base Salary Continuation	$225,000	$225,000
Bonus(1)	$120,000	$—
Continued Health Benefits	$6,880	$6,880

Total	$351,880	$231,880

(1)	The bonus amount reflected is based on the target bonus for our fiscal year ended March 31, 2011.

Wayne A. Barfield

	Termination by the	Termination by the
Executive Benefits and	Company for Other	Executive for Good
Payments Upon Termination	than Cause	Reason

Base Salary Continuation	$85,000	$85,000
Bonus(1)	$68,000	$—
Continued Health Benefits	$2,352	$2,352

Total	$155,352	$87,352

(1)	The bonus amount reflected is based on the target bonus for our fiscal year ended March 31, 2011.

David M. Nothmann

	Termination by the	Termination by the
Executive Benefits and	Company for Other	Executive for Good
Payments Upon Termination	than Cause	Reason

Base Salary Continuation	$102,500	$102,500
Bonus(1)	$61,500	$—
Continued Health Benefits	$6,834	$6,834

Total	$170,834	$109,334

(1)	The bonus amount reflected is based on the target bonus for our fiscal year ended March 31, 2011.

2010 Stock Option and Incentive Plan

In July 2010, our board of directors, upon the recommendation of our compensation committee, adopted our 2010 Stock Option and Incentive Plan, or the 2010 Plan, which was subsequently approved by our stockholders. Our 2010 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved 1,800,000 shares of our common stock for the issuance of awards under the 2010 Plan. The 2010 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2011, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our compensation committee determined not to increase the shares available for issuance in 2011 pursuant to the automatic increase feature.

The shares we issue under the 2010 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2010 Plan are added back to the shares of common stock available for issuance under the 2010 Plan.

The 2010 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan. Persons eligible to participate in the 2010 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) as selected from time to time by our compensation committee in its discretion.

The 2010 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as we may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2010 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2010 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2010 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 900,000 shares of common stock with respect to a stock-based award and $2,000,000 with respect to a cash-based award.

The 2010 Plan provides that upon the effectiveness of a “sale event” as defined in the 2010 Plan, all awards will be assumed or continued by the successor entity. If the employment of a holder of an award is terminated without cause on or within 12 months after the sale event, then all awards held by such holder will become fully exercisable and/or vested at that time. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2010 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2010 Plan require the approval of our stockholders.

No awards may be granted under the 2010 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2010 Plan have been made prior to the date hereof, however, our compensation committee intends to make grants upon completion of this offering to certain key employees, including our named executive officers, as a special acknowledgment to these individuals for the successful completion of our initial public offering. Our compensation committee expects these grants to total approximately $2,450,000 and to represent approximately 0.5% of our outstanding securities. For most of our employees, this grant will consist of restricted stock units that are settled in shares of our common stock at vesting. The vesting will generally occur in equal annual installments over four years. For certain of our key employees, including our named executive officers, 25% of their total equity grant will consist of restricted stock units and 75% of such award will consist of stock options. The stock options will have an exercise price equal to the fair market value of our common stock at the time of the grant, will have a term of seven years and will generally vest in equal annual installments over four years. Our compensation committee has approved, and in the case of our chief executive officer, our board of directors has also approved, a dollar value for these equity awards to be made to our named executive officers, as follows:

Name	IPO Equity Award

Barbara H. Wells, Ph.D.	$250,000
Geoffrey P. Clear	$200,000
Wayne A. Barfield	$127,500
David M. Nothmann	$153,750

25% of the above total grants will be made in the form of restricted stock units, based on the fair market value of our common stock at the time of our initial public offering. 75% of the above total grants will be made in the form of stock options, based on the Black-Scholes value of such options at the time of our initial public offering.

Director Compensation

Historically, we have not compensated our directors (none of whom has been an employee of the company) for their service on our board of directors or on any of its committees.

We have adopted a new non-employee director compensation policy that will be effective immediately prior to consummation of this offering. The new policy will provide that each non-employee director will receive an annual cash retainer of $32,000. In addition, the chair of each committee will receive an annual cash fee as follows:

Committee Chair

Audit Committee Chairperson	$20,000
Compensation Committee Chairperson	$10,000
Nominating and Corporate Governance Committee Chairperson	$5,000

Each committee member, other than the chair, will receive an annual cash fee as follows:

Non-Chair Committee Members

Audit Committee	$10,000
Compensation Committee	$5,000
Nominating and Corporate Governance Committee	$3,000

The chairman of our board of directors will receive an additional annual cash fee of $28,000.

The new non-employee director compensation policy will also provide that, upon initial election to our board of directors, a non-employee director will receive an initial equity grant of $120,000 of restricted stock units, issued at market price, that vest quarterly over three years; provided, however, that all vesting ceases if the director resigns from our board of directors or otherwise ceases to serve as a director, unless the board of directors determines that the circumstances warrant continuation of vesting. Mr. Shonsey will receive an equity grant of $120,000 of restricted stock units upon the consummation of this offering, based on the price to the public in this offering of one share of common stock. Non-employee directors may not sell the shares of common stock that comprise the initial grant of restricted stock units while he or she remains a member of our board of directors.

In addition, on the date of each annual meeting of stockholders, each continuing non-employee member of our board of directors who has served as a director for the previous six months will receive an option with a grant date fair value of $65,000 to purchase shares of common stock that vests quarterly over the subsequent 12 months; provided, however, that all vesting ceases if the director resigns from our board of directors or otherwise ceases to serve as a director, unless the board of directors determines that the circumstances warrant continuation of vesting.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors or any committee.

Limitation of Liability and Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated by-laws, which will be effective upon the completion of this offering, provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have also entered into indemnification agreements with each of our executive officers and directors and certain other employees. These agreements provide that we will indemnify each of these individuals to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

Other than as described in “Business—Legal Proceedings,” there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since March 31, 2007, we have been party or will be party to the following transactions in which (a) the amount involved exceeded or will exceed $120,000 and (b) a director, executive officer or holders of five percent or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

In accordance with its written charter, our audit committee is responsible for reviewing all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the audit committee is required for all such transactions. The term “related party transactions” refers to transactions required to be disclosed in our filings with the SEC pursuant to Item 404 of Regulation S-K.

Capital Contributions

In February 2000, we were formed by combining all of the biotechnology forestry research and development programs of Fletcher Challenge Forests (now Rubicon Limited, a New Zealand-based company), International Paper Company, and Westvaco Corporation (now MeadWestvaco Corporation). Rubicon Industries USA, LLC (an affiliate of Rubicon Limited), International Paper Company and MeadWestvaco Corporation are our three current stockholders, each of which own one-third of our outstanding capital stock. Each of these stockholders have two representatives on our board of directors.

Prior to our conversion from a limited liability company to a corporation on June 1, 2010, we operated under the Amended and Restated Limited Liability Company Agreement of ArborGen, LLC, or the LLC Agreement. The LLC Agreement set forth the mechanics for the operation and governance of our company, as well as the guidelines for our board of directors to request capital contributions from International Paper, MeadWestvaco and Rubicon, which were the three members of ArborGen, LLC. From our inception through our conversion to a corporation on June 1, 2010, International Paper, MeadWestvaco and Rubicon contributed to us an aggregate of $166.2 million in cash and assets. This amount reflects contributed assets in 2007 at cost. Including the contributed assets at fair value, which was calculated at the time of the contribution, the aggregate contributions of our stockholders are more than $200 million. Since our conversion to a corporation on June 1, 2010, our stockholders have made aggregate capital contributions of $7.9 million pursuant to the terms of the Stockholders Agreement described below under “—Stockholders Agreement.”

During the three-year period ended March 31, 2010, excluding the assets contributed in the transaction described below under “—Asset Contribution,” MeadWestvaco and Rubicon each made cash contributions to us of $13.6 million. In connection with the transactions described below under “—Asset Contribution,” our board of directors created preferred interest to account for the excess of the fair value of the assets contributed by International Paper in the asset contribution transaction over the fair value of the assets contributed by each of MeadWestvaco and Rubicon. $13.3 million of International Paper’s capital was designated as a preferred interest, having various rights and preferences, including the ability to reduce the amount of the preferred interest in lieu of making a cash payment when our board of directors requested capital contributions. As a result, during the three-year period ended March 31, 2010, International Paper made cash contributions of $2.4 million and reduced its preferred interest by $11.1 million in lieu of making cash contributions.

Stockholder Loans

In January 2011, we issued promissory notes to our three stockholders in the aggregate amount of $1,200,000. Pursuant to the terms of each $400,000 note to each stockholder, interest accrues at a rate of LIBOR plus 3%, and each note matures on the earlier of July 15, 2011 or seven business days following either the closing of this offering or our receipt of proceeds from other sales of capital stock sufficient to repay the note. All accrued interest under each note will be forgiven in its entirety if the note balance is repaid by the maturity date.

Asset Contribution

On October 31, 2007, the commercial tree improvement, nursery and orchard businesses of International Paper, MeadWestvaco, and Rubicon were contributed to us. The contribution of cash, property, plant and equipment from our stockholders’ nursery and orchard businesses transformed us from a research-based business to a fully integrated commercial developer and provider of conventional and technology-enhanced tree seedlings. Pursuant to this transaction, we acquired cash and various non-cash assets from our stockholders. International Paper, MeadWestvaco and Rubicon added contributed assets, recorded at historical cost, of $9.0 million, $13.4 million and $9.6 million, respectively. These contributions were determined by our board of directors as equal in fair market value. In connection with this transaction, our board of directors created a $13.3 million preferred interest to account for the excess of the fair value of the assets contributed by International Paper in the asset contribution transaction over the fair value of the assets contributed by each of MeadWestvaco and Rubicon. This preferred interest (which was subsequently reduced to $0 by offsetting periodic contribution obligations) had various rights and preferences, including the ability to reduce the amount of the preferred interest in lieu of making a cash payment when our board of directors requested capital contributions.

Pursuant to our contribution agreement with Rubicon, substantially all of the nursery, orchard and tree improvement businesses of Trees & Technology Limited in New Zealand and Horizon2 (Australia) Pty Ltd in Australia were contributed to us. The assets of these contributed businesses included: real property located in New Zealand and Australia; leases and leased property located in New Zealand and Australia; various personal property, fixed assets and inventory; regulatory permits and certifications; data and records; contracts; intellectual property; germplasm and related licenses; reserve seed inventory; the treestock crops established in 2007 prior to the contribution and scheduled to be harvested in 2008; and $100,000 in cash. Those assets that were excluded included: the treestock crops established in 2006 and scheduled to be harvested in 2007; accounts receivable (other than those related to the treestock crops included in contributed assets); cash and cash equivalents (other than the $100,000 included in contributed assets); and intellectual property and personal property not related to the business. We also assumed the obligations of the contributing entities arising from and related to the business for periods after the date of the contribution agreement. We agreed to offer employment to all of the employees of the contributing entities. The contribution agreement contained provisions pursuant to which we and the contributing entities agreed to indemnify the other for breaches of representations, warranties, covenants and certain other claims.

Pursuant to our contribution agreement with MeadWestvaco, substantially all of the nursery, orchard, tree improvement and germplasm development business conducted by MeadWestvaco and certain of its subsidiaries in the United States were contributed to us. The assets contributed by MeadWestvaco included: various personal property, fixed assets and inventory; data and records; contracts; intellectual property; germplasm and related licenses; reserve seed inventory; the treestock crops established in 2007 prior to the contribution and scheduled to be harvested in 2008; and $13.2 million in cash. The assets that were excluded included: MeadWestvaco’s real property; the treestock crops established in 2006 and scheduled to be harvested in 2007; accounts receivable (other than those related to the treestock crops included in contributed assets); cash and cash equivalents (other than the $13.2 million included in contributed assets); and intellectual property and personal property not related to the business. We also assumed the obligations of MeadWestvaco arising from and related to the business for periods after the date of the contribution agreement. Under the agreement, we had the option to offer employment to any MeadWestvaco employees whose job function was solely related to the contributed business. The contribution agreement contained provisions pursuant to which we and MeadWestvaco agreed to indemnify the other for breaches of representations, warranties, covenants and certain other claims. In connection with the contribution, as described under “—Leases” below, we also entered into several leases with MeadWestvaco as part of the contribution transaction. In addition, we entered into a license agreement with MeadWestvaco pursuant to which we license back to MeadWestvaco, on a royalty-free, non-exclusive basis, the contributed germplasm for use by MeadWestvaco in non-biotechnology tree research, development, production and commercialization anywhere in the world except the United States, New Zealand and Australia and, only for internal development and production by MeadWestvaco and its collaborators, in Brazil.

Pursuant to our contribution agreement with International Paper, substantially all of the nursery, orchard, tree improvement and germplasm development business (with the exception of one type of germplasm) conducted by International Paper and certain of its subsidiaries in the United States were contributed to us. The assets contributed by International Paper included: real property in Texas and the Southeastern United States and certain subsurface rights related thereto; leases and leased property located in Texas and the Southeastern United States; various personal property, fixed assets and inventory; regulatory permits and certifications; data and records; contracts; intellectual property; germplasm and related licenses; reserve seed inventory; and the treestock crops established in 2007 prior to the contribution and scheduled to be harvested in 2008. Excluded assets included: the treestock crops established in 2006 and scheduled to be harvested in 2007; accounts receivable (other than those related to the treestock crops included in contributed assets); cash and cash equivalents; and intellectual property and personal property not related to the business. We also assumed the obligations of International Paper arising from and related to the business for periods after the date of the contribution agreement. Under the agreement, we had the option to offer employment to any International Paper employees whose job function was solely related to the contributed business. The contribution agreement contained provisions pursuant to which we and International Paper agreed to indemnify the other for breaches of representations, warranties, covenants and certain other claims. In addition, we entered into a license agreement with International Paper pursuant to which we license back to International Paper, on a royalty-free, non-exclusive basis, the contributed germplasm and propagation technology for use by International Paper in non-biotechnology tree research, development, production and commercialization anywhere in the world except the United States, New Zealand and Australia and, only for internal development and production by International Paper and its collaborators, in Brazil.

Stockholders Agreement

In connection with our conversion from a limited liability company to a corporation on June 1, 2010, we entered into a Stockholders Agreement with our three stockholders that, following this offering will continue to impose non-competition restrictions on our three stockholders. Subject to the provisions of the license agreements described below between us and our three stockholders, the Stockholders Agreement provides that none of our three stockholders may, during the time that such stockholder remains a stockholder of our company or for five years thereafter, engage in the business of genetically engineered trees anywhere in the world or engage in other tree-related business in either the United States, New Zealand or Australia. Notwithstanding the foregoing, our three stockholders may acquire other entities that participate in the restricted businesses on a limited basis, and our three stockholders may conduct research and development activities relating to tree breeding, production and related technologies, including genetic engineering of trees, but may not engage in related commercialization or sale activities. The foregoing summary of these non-competition provisions is qualified by reference to the Stockholders Agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

The Stockholders Agreement also provides registration rights to our three stockholders following this offering. Subject to the terms of the Stockholders Agreement, our three stockholders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of the registration rights, see below under “Description of Capital Stock—Registration Rights.”

Pursuant to the Stockholders Agreement, our board of directors had the right to request pro rata capital contributions from our three stockholders in exchange for shares of common stock. Our stockholders were obligated to contribute a maximum of $5.0 million per year, although they had the ability to contribute additional funds in their sole discretion pursuant to a request from our board of directors. These capital contribution provisions will terminate immediately prior to the closing of this offering.

Other than the non-competition and registration rights provisions described above, the terms of the Stockholders Agreement will terminate upon the completion of this offering, including the obligations of the stockholders to purchase additional shares and the requirement that two representatives of each of the three stockholders be designated to our board of directors.

Leases

We currently lease our global headquarters in Summerville, South Carolina from MeadWestvaco Forestry, LLC, an affiliate of MeadWestvaco Corporation. We currently pay annual rent of $0.8 million under this lease, which expires on January 15, 2012. We expect to continue to occupy the premises until construction on our new headquarters facility is completed, which is expected by the end of 2011. We lease two seed orchards, a greenhouse and associated outdoor growing areas adjacent to our headquarters and multiple field testing sites from MeadWestvaco Corporation or its affiliates, including several properties leased as a result of the transaction described under “—Asset Contribution” above. During the three years ended March 31, 2010 and the nine months ended December 31, 2010, we paid an aggregate of $3.1 million and $0.7 million in rent and related fees to MeadWestvaco and its affiliates pursuant to these leases.

In November 2010, we signed a build-to-suit and lease agreement with Forestry Research Holdings, LLC for a new manufacturing, research and development laboratory and headquarters facility in Summerville, South Carolina, which we expect will be completed in Fall 2011. The agreement includes an option for us to purchase the facility beginning on the date of rent commencement, which is the earlier of commencement of business activities on the premises or 30 days after substantial completion of the facility. Under this 20-year lease, we are obligated to pay annual rent of the greater of $1.0 million or 10% of the landlord’s investment in the property; provided that the landlord’s investment will not exceed $14.3 million. The landlord purchased the land on which our new facility is being built from MeadWestvaco, and $4.0 million of the landlord’s financing for this purchase and the related building development costs comes from a mortgage granted by an affiliate of MeadWestvaco. In addition, each of MeadWestvaco, International Paper and Rubicon are guarantors of our obligations under the lease. We may use net proceeds from this offering to exercise our option to purchase the new facility during the year ended March 31, 2012. At the time we expect to exercise the option, the purchase price will be the landlord’s investment in the property (which will not exceed $14.3 million) plus five percent and any tax liability incurred by the landlord due to sale of the property within one year of development.

Seedling Sales

During the three-year period ended March 31, 2010 and the nine month period ended December 31, 2010, we sold an aggregate of $0.1 million and $7,000 of our seedling products to International Paper and an aggregate of $2.4 million and $0.1 million of our seedling products to MeadWestvaco. These sales were made on terms and conditions, including price, that were substantially equivalent to the terms and conditions upon which our customers generally purchased our seedling products.

License Agreements

In connection with the formation of our business in 2000, we entered into license agreements with each of MeadWestvaco (then Westvaco Corporation), International Paper and Rubicon (then Fletcher Challenge Forests Limited). Pursuant to these agreements, we received nonexclusive, worldwide licenses to use the tree genetic material, patent rights and technology to make and commercialize products in the field of biotechnology trees for forestry applications. We also granted each licensor a royalty-free, perpetual, nonexclusive license to any discoveries or improvements derived from the licensed genetic material, patent rights and technology. In addition, we were granted a right of first refusal to license, on a nonexclusive basis, any gene discovered or acquired by each licensor after the date of the agreement that has the potential to improve a trait of a biotechnology tree. Pursuant to these license agreements, we are obligated to pay royalties based on sales of our products that utilize certain of the licensed rights. Each license agreement will remain in force until the expiration of our obligations to pay royalties under the agreement. For a particular licensed product, the royalty obligation lasts until the later of the expiration of all relevant patents, or ten years from the first commercial sale of such product. We have paid no royalties to date under these license agreements, as we have not had commercial sales of any of our biotechnology seedling products.

In 2004, we entered into a nonexclusive license agreement with MeadWestvaco that allowed us to use somatic embryogenesis for the development of non-biotechnology trees (as use of somatic embryogenesis for biotechnology trees is encompassed by the license agreement with MeadWestvaco described in the paragraph above). During the three years ended March 31, 2010 and the nine month period ended December 31, 2010, we paid royalties of approximately $46,000 and $7,500, respectively, to MeadWestvaco pursuant to this license agreement. Effective June 1, 2010, we replaced the nonexclusive license agreement with MeadWestvaco for use of somatic embryogenesis for non-biotechnology trees with a new, exclusive license agreement covering the same technology. Pursuant to this agreement, we are obligated to pay royalties and milestone payments to MeadWestvaco based on sales of our products containing the licensed technology, subject to annual minimum royalty payments, as well as an annual fee to cover patent maintenance. The exclusive license agreement is for an initial term of two years, with successive two-year terms upon written agreement of the parties.

In addition, as described under “—Asset Contribution” above, we are party to license agreements with International Paper and MeadWestvaco pursuant to which we license back to each party, on a royalty-free basis, rights to use germplasm contributed to us by such party in 2007 for geographically limited non-biotechnology tree research, development, production and commercialization.

Indemnification Arrangements

Our certificate of incorporation that will become effective upon the closing of this offering provides that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers and certain other employees that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Compensation Discussion and Analysis—Limitation of Liability and Indemnification Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2011 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our common stock;

•	each of our directors and director designees;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on           shares of common stock deemed to be outstanding as of March 31, 2011, and           shares of common stock outstanding after the completion of this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares of common stock. The address of each individual listed below is c/o ArborGen Inc., 180 Westvaco Road, Summerville, South Carolina 29483.

		Percentage of Shares	Percentage of Shares
		Beneficially Owned	Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares	Before Offering	After Offering

5% Stockholders:
International Paper Company(1)	10,176,622	33.33%
MeadWestvaco Corporation(2)	10,176,622	33.33%
Rubicon(3)	10,176,622	33.33%
Directors, Director Designees and Named Executive Officers:
Bruce G. Burton, Ph.D.(4)	—	—	—
M. Eugene Hundley(4)	—	—	—
David A. Liebetreu(4)	—	—	—
S. Luke Moriarty(4)	—	—	—
Kenneth R. Munson, Ph.D.(4)	—	—	—
Edward T. Shonsey	—	—	—
Mark T. Watkins, Sr.(4)	—	—	—
Barbara H. Wells, Ph.D.(5)	—	—	—
Geoffrey P. Clear(5)	—	—	—
Wayne A. Barfield(5)	—	—	—
David M. Nothmann(5)	—	—	—
All directors and executive officers as a group (10 persons)(5)	—	—	—

(1)	The address of International Paper Company is 6400 Poplar Avenue, Memphis, Tennessee 38197.

(2)	The address of MeadWestvaco Corporation is 501 South 5th Street, Richmond, Virginia 23219.

(3)	Consists of shares held by Rubicon Industries USA, LLC (“Rubicon USA”), which is a wholly owned subsidiary of Rubicon Forests Holdings Limited (“Rubicon Forests”). Rubicon Forests is a wholly owned subsidiary of Rubicon Limited. Each of Rubicon Forests and Rubicon Limited may be deemed to share voting and investment power with respect to all shares held by Rubicon USA. The address for each of Rubicon USA, Rubicon Forests and Rubicon Limited is Level 3, 7-9 Fanshawe Street, Auckland 1010, New Zealand.

(4)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder.

(5)	Each of our executive officers hold appreciation rights, which entitle them to receive a payment, based on the value of our company in this offering, no later than 60 days following the completion of this offering. These appreciation rights are described in greater detail under “Compensation Discussion and Analysis—ArborGen Long-Term Incentivization Plan.” The appreciation rights may, at the discretion of our board of directors, be settled in cash or shares of our common stock, net of tax withholding obligations, and so are not included in the table above. If our board of directors determines to settle the appreciation rights in shares of common stock, Dr. Wells would receive shares, Mr. Clear would receive shares, Mr. Barfield would receive shares, Mr. Nothmann would receive shares and all directors and executive officers as a group would receive shares, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, and there will be           shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2011, we had three record holders of our capital stock. Upon completion of this offering, 1,800,000 shares of our common stock will be reserved for future grants under our stock option plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect provisions of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Undesignated Preferred Stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the Stockholders Agreement described under “Certain Relationships and Related Party Transactions—Stockholders Agreement” in this prospectus, we have agreed to provide our three stockholders with registration rights with respect to their shares of our common stock. The summary of these registration rights below is qualified by reference to the Stockholders Agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part. Immediately following this offering, our three stockholders will hold approximately          shares of our common stock.

Demand Registration Rights

After the expiration of the 180-day period following the effectiveness of this offering, our three stockholders will together have the right to make one request that we register all or a portion of their shares of our common stock on Form S-1. In addition, after the expiration of one year following the completion of this offering, our three stockholders will have the right to request that we register their shares on Form S-3 if we are then eligible to file a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration pursuant to these Form S-3 registration rights if we have previously effected one such registration in the 90-day period preceding the request for registration or two such registrations in the 12-month period preceding the request for registration.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the account of other security holders, our three stockholders will be entitled to “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to certain registrations (including those related to employee benefit plans, stock purchase plans or convertible securities), the holders of these shares of our common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

We will pay the registration expenses, other than underwriting discounts and commissions, of the holders of the shares registered pursuant to the demand and piggyback registrations described above. In an underwritten offering, the underwriters, if any, have the right, subject to specified conditions, to limit the number of shares of our common stock such holders may include.

Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of Stockholders.  Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Amendment to Certificate of Incorporation and By-laws.  As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock.  Our amended and restated certificate of incorporation authorizes           shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “ARBR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on           shares of common stock outstanding as of March 31, 2011, upon completion of this offering,          shares of common stock will be outstanding, reflecting           shares of common stock sold in this offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock. All of the shares sold in this offering will be freely tradable. The remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. As of March 31, 2011,           shares of our common stock would qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements as described under “—Lock-Up Agreements” below and under “Underwriting” in this prospectus.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, as of the date hereof, we have not issued any shares of common stock to any of our employees, executive officers or directors.

Lock-Up Agreements

In connection with this offering, we and each of our officers, directors and stockholders have agreed that, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc., we and they will not, for a period of 180 days after the date of this prospectus (as such period may be extended under certain circumstances), offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any shares of capital stock, any options or warrants to purchase any shares of capital stock, or any securities convertible into, or exercisable or exchangeable for, such capital stock.

Registration Rights

We are party to a Stockholders Agreement which provides that our three stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock reserved for issuance under our stock plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Compensation Discussion and Analysis.”

UNITED STATES TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

The following discussion is a summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a Non-U.S. Holder (as defined below). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and all other applicable authorities. All of these authorities are subject to change, possibly with retroactive effect. This summary applies if you (i) purchase our common stock in this offering, (ii) will hold the common stock as a “capital asset” within the meaning of Section 1221 of the Code and (iii) will not hold our common stock in connection with your conduct of a trade or business within the United States. You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	an individual who is a citizen or resident, as defined for U.S. federal income tax purposes, of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Notwithstanding the foregoing, for purposes of this discussion, a Non-U.S. Holder does not include any entity that is taxable as a partnership for U.S. federal income tax purposes. The tax treatment of a partnership owning our common stock will depend upon the organization and activities of the partnership and the tax status of its partners, among other factors. Partnerships considering the purchase of our common stock should consult their tax advisors regarding the tax consequences to the partnership and its partners of acquiring, holding and disposing of shares of our common stock.

In addition, this summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as, but not limited to, a tax-exempt organization, financial institution, broker or dealer in securities, insurance company, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. Prospective Non-U.S. Holders should consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a tax-free reduction of your adjusted tax basis in your shares of common stock and, to the extent it exceeds your adjusted tax basis, as capital gain, subject to the tax treatment described below in “—Sale or Other Disposition of Our Common Stock.”

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the relevant statutory period.

With respect to the second bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. Holder will not be subject to U.S. federal withholding tax on the sale or other disposition of his, her or its shares of our common stock and any gain realized on such sale or other disposition would only be subject to U.S. federal income tax if the selling non-U.S. Holder actually or constructively holds more than 5 percent of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a Non-U.S. Holder of our common stock provided the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its Non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

Recent Legislation Relating to Foreign Accounts

Recently enacted rules require the reporting to the IRS of direct and indirect ownership of foreign financial accounts and certain foreign entities by U.S. persons. Failure to provide this required information can result in a thirty percent (30%) withholding tax on certain payments made after December 31, 2012 including U.S.-source dividends and gross proceeds from the sale or other disposition of stock issued by U.S. persons, such as the Company. Because the IRS has not yet issued final regulations with respect to these new rules, their scope remains unclear and potentially subject to material change. Prospective Non-U.S. Holders are advised to consult a tax advisor regarding this new reporting and withholding regime, in light of their particular circumstances.

UNDERWRITING

Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Piper Jaffray & Co.
RBC Capital Markets LLC
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and each of our officers, directors and stockholders have agreed that, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc., we and they will not for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock, any option or warrants to purchase any shares of capital stock, or any securities convertible into, or exercisable or exchangeable for, such capital stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event, or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the announcement or occurrence of a material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the Nasdaq Global Market under the symbol “ARBR.”

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by ArborGen Inc.
	No	Full
	Exercise	Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering will be $     . We have agreed to pay the reasonable fees and expenses of underwriters’ counsel related to qualifying the offering with the Financial Industry Regulatory Authority, Inc. under FINRA Rule 5110.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and reimbursement of expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares which are the subject of the offering contemplated by this Prospectus may not be made to the public in that Relevant Member State other than an offer:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of the shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the

United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission (“ASIC”). It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001 (“Act”) in relation to the Common Stock or ArborGen Inc.

This prospectus is not an offer to retail investors in Australia generally. Any offer of Common Stock in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act. If any recipient does not satisfy the criteria for these exemptions, no applications for the Common Stock will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their Common Stock within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that ArborGen Inc. issued, and the recipient subscribed for, the Common Stock without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Notice to Prospective Investors in New Zealand

The shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

• to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

• to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

• to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

• to persons who are eligible persons within the meaning of section 5(2CC) of the Securities Act 1978; or

• in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The financial statements as of March 31, 2010 and 2009 and for each of the three years in the period ended March 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site ( http://www.sec.gov ) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

ARBORGEN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2010, March 31, 2009 and December 31, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the years ended March 31, 2010, 2009 and 2008 and the nine months ended December 31, 2009 and 2010 (unaudited)	F-4
Consolidated Statements of Members’ Equity for the years ended March 31, 2010, 2009 and 2008 and of Stockholders’ Equity for the nine months ended December 31, 2010 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2009 and 2008 and the nine months ended December 31, 2009 and 2010 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule
Schedule II — Valuation and Qualifying Accounts	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ArborGen Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ArborGen, LLC and its subsidiaries (the “Company”) at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Notes 4, 7 and 8 to the consolidated financial statements, the Company has significant related party transactions with member companies.

/s/  PricewaterhouseCoopers LLP

Spartanburg, South Carolina

July 22, 2010, except for net loss per share information discussed in Note 1 and segment information discussed in Note 13, as to which the date is September 30, 2010.

ArborGen, LLC

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	December 31,
	2009	2010	2010
			(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$1,624,330	$3,742,048	$2,133,421
Accounts receivable, net of allowance for doubtful accounts of $200,000, $125,000 and $436,053 respectively	3,043,462	3,542,511	4,137,431
Accounts receivable — member companies	254,347	272,683	52,956
Inventories	11,185,209	12,201,897	18,015,996
Prepaid expenses and other assets	419,699	515,195	356,541

Total current assets	16,527,047	20,274,334	24,696,345
Property, plant and equipment, net	16,075,723	17,939,416	19,135,212
Intangible assets, net	4,041,053	3,937,622	4,123,841
Other assets	—	193,463	2,922,401

Total assets	$36,643,823	$42,344,835	$50,877,799

LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,378,308	$3,630,145	$6,221,109
Accounts payable — member companies	133,787	332,139	389,290
Accrued expenses	840,545	773,152	1,037,396
Lines of Credit	8,000,000	2,750,000	14,011,174
Current maturities of long-term debt	—	403,472	96,302
Salaries and benefits payable	1,031,868	1,845,178	2,767,300
Deferred revenue	662,209	1,789,310	3,396,172

Total current liabilities	14,046,717	11,523,396	27,918,743
Long-term debt, net of current maturities	167,841	11,675,202	4,356,346

Total liabilities	14,214,558	23,198,598	32,275,089

Preferred interest of member company	6,534,897	2,151,947	—

Members’/Stockholders’ equity
Common stock — $0.001 par value, 50,000,000 shares authorized; 30,529,866 outstanding as of December 31, 2010	—	—	30,530
Additional paid-in-capital	—	—	29,828,268
Members’ equity interest	19,594,214	18,087,269	—
Accumulated deficit	—	—	(10,958,267)
Accumulated other comprehensive loss	(3,699,846)	(1,092,979)	(297,821)

Total members’/stockholders’ equity	15,894,368	16,994,290	18,602,710

Total liabilities and members’/stockholders’ equity	$36,643,823	$42,344,835	$50,877,799

The accompanying notes are an integral part of these consolidated financial statements

ArborGen, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Years Ended March 31,			December 31,
	2008	2009	2010	2009	2010
				(Unaudited)

Revenue	$17,720,923	$22,936,365	$20,670,497	$9,224,503	$10,903,582
Revenue — member companies	460,912	743,314	905,162	358,290	179,647

Total revenue	$18,181,835	$23,679,679	$21,575,659	$9,582,793	$11,083,229
Cost of revenue	15,348,862	15,729,967	16,375,654	6,921,388	7,036,663
Cost of revenue — member companies	317,890	109,675	5,150	5,000	18,860

Total cost of revenue	15,666,752	15,839,649	16,380,804	6,926,388	7,055,523
Gross profit	2,515,083	7,840,037	5,194,855	2,656,405	4,027,706
Operating expenses
Research and development	9,658,778	13,294,957	10,694,145	7,377,745	9,160,236
Research and development — member companies	553,335	538,257	511,482	458,555	10,375
Selling, general and administrative	8,116,652	6,148,125	5,939,879	4,146,117	6,580,838
Selling, general and administrative — member companies	1,592,203	1,450,813	1,198,705	1,048,000	1,285,480
Depreciation and amortization	679,408	813,198	780,415	664,788	444,094
Loss on impairment of intangible assets	202,430	643,389	213,124	199,960	154,019
Restructuring charge	182,983	492,392	100,902	—	—
Other operating (income), net	(386,048)	(464,680)	(233,168)	(185,299)	(185,116)

Loss from operations	(18,084,658)	(15,076,414)	(14,010,629)	(11,053,461)	(13,422,220)
Other income (expense)
Interest income	106,631	29,865	12,213	6,410	22,536
Interest expense	(103,216)	(299,438)	(657,379)	(441,887)	(787,054)

Net loss	$(18,081,243)	$(15,345,987)	$(14,655,795)	$(11,488,938)	$(14,186,738)

Net loss per common share	$(0.92)	$(0.62)	$(0.54)	$(0.43)	$(0.48)
Weighted average shares used in computing net loss per common share	19,558,223	24,676,724	27,078,203	26,864,061	29,824,486

The accompanying notes are an integral part of these consolidated financial statements

ArborGen, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’/STOCKHOLDERS’ EQUITY

	Members’ Equity Interest							Accumulated
		International		Number of	Par Value of	Additional		Other
	MeadWestvaco	Paper	Rubicon	Common	Common	Paid-	Accumulated	Comprehensive
	Corporation	Company	Limited	Shares	Shares	in-Capital	Deficit	Loss	Total

Members’ equity, April 1, 2007	$2,215,703	$2,215,703	$2,215,703	—	$—	$—	$—	$—	$6,647,109
Capital contributions, cash	4,863,540	2,431,770	4,863,540	—	—	—	—	—	12,158,850
October 31, 2007 equity transactions (Notes 7 and 8)
Cash received from members	13,200,000	—	100,000	—	—	—	—	—	13,300,000
Noncash contributions from members	212,634	9,032,186	9,538,893	—	—	—	—	—	18,783,713
Preferred interest received by October 31, 2007	—	(13,300,000)	—	—	—	—	—	—	(13,300,000)
Reduction of preferred interest in lieu of cash payment, from November 1, 2007 through March 31, 2008	—	2,431,770	—	—	—	—	—	—	2,431,770
Net loss	(6,027,081)	(6,027,081)	(6,027,081)	—	—	—	—	—	(18,081,243)

Members’ equity (deficit), March 31, 2008	14,464,796	(3,215,652)	10,691,055	—	—	—	—	—	21,940,199

Capital contributions-cash	4,333,334	—	4,333,334	—	—	—	—	—	8,666,668
Reduction of preferred interest in lieu of cash payment April 1, 2008 to March 31, 2009	—	4,333,334	—	—	—	—	—	—	4,333,334

Total member contributions	4,333,334	4,333,334	4,333,334	—	—	—	—	—	13,000,002

Cumulative translation adjustment	—	—	—	—	—	—	—	(3,699,846)	(3,699,846)

Net loss	(5,115,329)	(5,115,329)	(5,115,329)	—	—	—	—	—	(15,345,987)

Total comprehensive loss	—	—	—	—	—	—	—		(19,045,833)

Members’ equity (deficit), March 31, 2009	13,682,801	(3,997,647)	9,909,060					(3,699,846)	15,894,368
Capital contributions-cash	4,382,950	—	4,382,950	—	—	—	—		8,765,900
Reduction of preferred interest in lieu of cash payment from April 1, 2009 to March 31, 2010	—	4,382,950	—	—	—	—	—	—	4,382,950

Total member contributions	4,382,950	4,382,950	4,382,950	—	—	—	—	—	13,148,850

Cumulative translation adjustment	—	—	—	—	—	—	—	2,606,867	2,606,867

Net loss	(4,885,265)	(4,885,265)	(4,885,265)	—	—	—	—	—	(14,655,795)

Total comprehensive loss	—	—	—	—	—	—	—	—	(12,048,928)

Members’ equity (deficit), March 31, 2010	13,180,486	(4,499,962)	9,406,745	—	—	—	—	(1,092,979)	16,994,290

Capital contributions-cash, unaudited	2,350,650	198,703	2,350,650	—	—	—	—	—	4,900,003
Reduction of preferred interest in lieu of cash payment from April 1, 2010 to May 31, 2010, unaudited	—	2,151,947	—	—	—	—	—	—	2,151,947

Total member contributions, unaudited	2,350,650	2,350,650	2,350,650	—	—	—	—	—	7,051,950

Cumulative translation adjustment, through May 31, 2010, unaudited	—	—	—	—	—	—	—	(341,398)	(341,398)
Net loss through May 31, 2010 unaudited	(1,076,157)	(1,076,157)	(1,076,157)	—	—	—	—	—	(3,228,471)

Total members’ equity (deficit) May 31, 2010, unaudited	14,454,979	(3,225,469)	10,681,238	—	—	—	—	(1,434,377)	20,476,371
Conversion of Members’ equity interests to common stock on June 1, 2010, unaudited	(14,454,979)	3,225,469	(10,681,238)	30,000,000	30,000	21,880,748	—	—	—
Issuance of common stock, unaudited	—	—	—	529,866	530	7,947,520	—	—	7,948,050
Cumulative translation adjustment, unaudited	—	—	—	—	—	—	—	1,136,556	1,136,556
Net loss from June 1, to December 31, 2010, unaudited	—	—	—	—	—	—	(10,958,267)	—	(10,958,267)

Stockholders’ equity (deficit), December 31, 2010, unaudited	$—	$—	$—	30,529,866	$30,530	$29,828,268	$(10,958,267)	$(297,821)	$18,602,710

The accompanying notes are an integral part of these consolidated financial statements

ArborGen, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,			Nine Months Ended December 31,
	2008	2009	2010	2009	2010
				(Unaudited)

Cash flows from operating activities
Net loss	$(18,081,243)	$(15,345,987)	$(14,655,795)	$(11,488,938)	$(14,186,738)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation	478,628	937,564	1,037,719	829,420	865,506
Amortization	441,022	463,831	412,854	347,263	133,710
Loss on impairment of intangible assets	202,430	643,389	213,124	199,960	154,019
Gain on sale of property, plant and equipment	—	—	(43,599)	—	(23,318)
Amortization of deferred financing costs	—	—	14,760	—	159,499
Change in operating assets and liabilities
Accounts receivable	(4,568,490)	1,238,541	(446,573)	248,647	(282,681)
Inventories	(8,873,287)	(1,299,233)	(314,453)	(4,580,594)	(5,481,223)
Prepaid expenses and other assets	(5,603)	142,791	(125,905)	50,964	190,201
Accounts payable and accrued liabilities	4,266,986	957,600	1,944,861	1,766,243	3,174,413

Net cash used in operating activities	(26,139,557)	(12,261,504)	(11,963,007)	(12,627,035)	(15,296,612)

Cash flows from investing activities
Purchases of property, plant and equipment	(1,053,103)	(1,114,321)	(1,032,356)	(709,293)	(1,280,539)
Proceeds from the sale of property, plant and equipment	—	—	53,435	—	49,247
Purchases of intangible assets	(663,254)	(1,025,000)	(522,546)	(400,820)	(473,948)

Net cash used in investing activities	(1,716,357)	(2,139,321)	(1,501,467)	(1,110,113)	(1,705,240)

Cash flows from financing activities
Capital contributions	25,458,850	8,666,668	8,765,900	7,295,310	4,900,003
Proceeds from issuance of stock	—	—	—	—	7,948,050
Borrowings on line of credit	5,008,127	10,000,000	8,365,234	8,265,000	5,999,999
Borrowings on installment loans		167,841	32,853	16,522	24,109
Repayment of line of credit	(2,500,000)	(4,500,000)	(1,700,000)	(500,000)	(2,750,000)
Payment of public offering costs	—	—	—	—	(784,114)
Payment of debt refinancing fees	—	—	(177,123)	—	(31,784)

Net cash provided by financing activities	27,966,977	14,334,509	15,286,864	15,076,832	15,306,263

Effect of exchange rate changes on cash	—	(363,683)	295,328	151,035	86,962

Net increase (decrease) in cash	111,063	(429,999)	2,117,718	1,490,719	(1,608,627)
Cash and cash equivalents
Beginning of year	1,943,266	2,054,329	1,624,330	1,624,330	3,742,048

End of year	$2,054,329	$1,624,330	$3,742,048	$3,115,049	$2,133,421

Supplemental disclosure of noncash investing and financing transactions
Contribution of seed inventories	$1,865,367	$—	$—	$—	$—
Contribution of property, plant and equipment	16,918,346	—	—	—	—
Property, plant and equipment included in accounts payable and accrued liabilities	—	—	—	—	13,428
Deferred offering costs included in accounts payable and accrued liabilities	—	—	—	—	2,103,639
Supplemental disclosure of cash flow information
Cash paid for interest	$103,216	$284,438	$648,120	$450,153	$661,866

The accompanying notes are an integral part of these consolidated financial statements

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2010, 2009, AND 2008 AND AS OF AND FOR
THE NINE MONTHS ENDED DECEMBER 31, 2009 (UNAUDITED) AND DECEMBER 31, 2010 (UNAUDITED)

1.	Summary of Significant Accounting Policies

General

ArborGen, LLC (the “Company”) is a Limited Liability Company organized on February 7, 2000 pursuant to the Delaware Limited Liability Company Act. The Company is a partnership between MeadWestvaco Corporation (“MWV”), International Paper Company (“IP”) and Rubicon Limited (“Rubicon”) (“member companies”). The Company is focused on the research, development and commercialization of higher-value treestock products with advanced genetic properties. As of June 1, 2010, the Company converted from a Limited Liability Company to a Corporation changing its name from “ArborGen, LLC” to “ArborGen Inc.” References to the Company for activities subsequent to June 1, 2010 refer to ArborGen Inc.

The Company has five subsidiaries, ArborGen Tecnologia Florestal Ltda., ArborGen Australia Holdings Pty. Ltd., ArborGen Australia Pty. Ltd., ArborGen New Zealand Unlimited and ArborGen New Zealand Holdings, LLC. All subsidiaries are wholly owned and are included in the consolidated financial statements.

Effective April 1, 2007, the Company changed its fiscal year end from December 31 to March 31.

The Company obtained non-exclusive licenses from its member companies for certain technologies, access to scientific research information, biological materials and intellectual property relating to forestry biotechnology. The member companies are entitled to royalties on future sales utilizing certain technologies. On October 31, 2007, member companies contributed to the Company various seed orchards and nursery businesses including physical operations, certain land holdings, research and development, and intellectual property including pine and hardwood germplasm.

ArborGen, LLC has incurred annual losses and negative cash flows from operations since inception. Based on current operating plans, the Company expects it has sufficient liquidity to continue its planned operations beyond the year ending March 31, 2011. The Company’s liquidity needs will largely be determined by the commercial success of its products and key development events. In order to continue its operations substantially beyond March 31, 2011 it will need to: (1) successfully increase revenues; (2) raise additional capital through equity or debt financings, or from continued member capital contributions; and/or (3) further restructure its operations. The Company will continue to incur operating losses until revenues reach a level sufficient to support ongoing operations. For the nine months ended December 31, 2010, the Company has received cash contributions from member companies totaling $12,848,053. In the absence of continued member contributions, the Company would further consider its restructuring options to avoid adverse consequences.

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of ArborGen, LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The interim financial information as of December 31, 2010 and for the nine months ended December 31, 2009 and 2010 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments, consisting of normal recurring adjustments (unless otherwise noted), necessary for fair presentation of the interim financial information. Operating results for the interim periods are not necessarily indicative of results for any subsequent periods. Certain information in the footnote disclosure normally included in annual financial

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Areas of the financial statements where estimates may have the most significant effect include revenue recognition, allowance for doubtful accounts, and the reserve for slow moving seed. Changes in the facts or circumstances underlying these estimates could result in material changes and actual results could differ from these estimates.

Property, Plant and Equipment

The Company records property, plant and equipment at cost and depreciates them over their estimated useful life using the straight-line method. Property and equipment subject to capital leases and leasehold improvements are depreciated over the lesser of the expected term of the lease or estimated useful life of the asset. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains and losses are included in other operating income. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized.

Inventories

Inventories are valued at the lower of cost or market and consist principally of seed and seed cuttings. Cost is determined using an average cost method.

Inventories are written down to net realizable value based on regular evaluations for slow-moving seed product advancements and production needs.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents all highly liquid investments with an original maturity of three months or less at the acquisition date.

The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Intangible Assets

Licenses to use certain intellectual property are amortized on a straight-line basis over 10-17 years. Financial Accounting Standards Board Accounting Standards Codification Topic 350, Goodwill and Other Intangible Assets requires that intangible assets that are subject to amortization be reviewed for impairment upon adoption and thereafter when specific circumstances indicate the carrying amount may exceed its fair value.

The Company records licenses and patents at cost, and no specific valuations are performed related to these licenses and patents as no fair value estimations are applicable at this stage in development. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment may exist. Impairment charges of $202,430, $643,389, and $213,124 were recorded for the fiscal years ended March 31, 2008, 2009, and 2010, and $199,960 and $154,019 for the nine months ended December 31, 2009 and 2010,

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, for patents-in-progress that were no longer in the Company’s strategic interests to pursue. These charges are reflected as loss on impairment of intangible assets on the accompanying consolidated statements of operations.

Revenue Recognition

The majority of the Company’s revenue is derived from the sale of seedling products to its customers across multiple end markets. Assuming persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured, revenue from sales of these seedlings is recognized upon transfer of title to the Company’s customers. Transfer of title typically results upon shipment of the seedlings.

To the extent that the Company’s customers agree to pay for its seedling products in advance of delivery, the Company records these amounts as deferred revenue. The Company does not offer warranties on its products.

The Company recognizes contract revenue in an amount equal to the lesser of the amount due under contract or the amount earned based on proportional performance to date.

Research and Development Cost

Research and development costs are expensed in the period incurred. These costs include salaries and related cost for scientists, cost for materials used in product development, costs for third-party licensing, academic programs and intellectual property, cost for initiating and management of field tests and facility costs. Payments related to the acquisition of technology rights, for which the development work is in process, are expensed and considered a part of research and development cost.

Income Taxes

The Company reports as a partnership for income tax purposes with income or losses passing directly to the limited liability company members. Consequently, income tax expense (benefit) is not reflected on the statements of operations, nor does the balance sheet contain an amount for deferred tax assets or liabilities resulting from the tax effects of temporary differences. On June 1, 2010, the Company converted from a limited liability company to a corporation changing the Company’s tax status from nontaxable to taxable.

Concentration of Credit Risk

The Company’s top three customers comprised 19%, 17%, and 22% of total product sales for the years ended March 31, 2008, 2009 and 2010, respectively, and 19% and 25% for the nine months ended December 31, 2009 and December 31, 2010, respectively. The loss of one or more of these customers could negatively impact results of operations of the Company.

Foreign Currency Transactions and Translation

The Company translates the operating results of its foreign subsidiaries using average exchange rates during each period, whereas monetary asset and liability accounts are translated using exchange rates at the end of each period. For the fiscal years ended March 31, 2008, 2009, and 2010 the Company recognized translation gains (losses) of $0, ($3,699,846), and $2,606,867, respectively, and $2,841,025 and $795,158 for the nine months ended December 31, 2009 and 2010, respectively. The translation gains (losses) are reflected as a component of equity in accumulated other comprehensive loss.

Local currency is the functional currency in jurisdictions outside of the U.S. Foreign currency transaction gains and losses are recorded in the consolidated statements of operations in other operating income, net and

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were not material for the years ended March 31, 2008, 2009, and 2010 or for the nine months ended December 31, 2009 and 2010.

Net loss per share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Antidilutive securities are excluded from diluted earnings per share. Upon conversion of the partnership into a corporation on June 1, 2010, the members received a total of 30,000,000 common shares for their member interests. For the periods prior to the conversion, for purposes of determining the weighted average number of common shares outstanding, the Company computed the historical equivalent shares based on the conversion ratio used on June 1, 2010.

The following table presents the calculation of historical basic and diluted net loss per common share:

	Year Ended March 31,			Nine Months Ended December 31,
	2008	2009	2010	2009	2010
				(Unaudited)

Net loss attributable to common shareholders	$(18,081,243)	$(15,345,987)	$(14,655,795)	$(11,488,938)	$(14,186,738)
Net loss per common share, basic and diluted	$(0.92)	$(0.62)	$(0.54)	$(0.43)	$(0.48)
Shares used in computing net loss per common share, basic and diluted	19,558,223	24,676,724	27,078,203	26,864,061	29,824,486

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance regarding revenue arrangements with multiple deliverables. The guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. The new guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of adopting this new guidance.

In January 2010, the FASB issued authoritative guidance for improving disclosures about fair value measurements. This guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The new disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since the new guidance only impacts financial statement disclosures, there will be no impact to the Company’s balance sheets or statements of operations upon adoption.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Useful
	Lives in	As of March 31,	As of March 31,	As of December 31,
	Years	2009	2010	2010
				(Unaudited)

Computer equipment and software	3 to 7	$390,672	$416,924	$349,237
Furniture and equipment	5 to 15	3,844,945	4,650,164	5,399,463
Leasehold improvements	8	184,709	236,680	236,680
Buildings and building improvements	10 to 39	6,092,601	7,485,069	8,430,787
Land improvements		893,597	893,597	1,430,232
Land		6,073,163	7,001,920	6,873,002
Construction in process		515,139	262,258	349,123

		17,994,826	20,946,612	23,068,524
Less: Accumulated depreciation		(1,919,103)	(3,007,196)	(3,933,312)

Property, plant and equipment, net		$16,075,723	$17,939,416	$19,135,212

Depreciation expense was $478,628, $937,564, $1,037,719 for the years ended March 31, 2008, 2009, 2010, respectively. Depreciation expense for the nine months ended December 31, 2009 and 2010 was $829,420 and $865,506, respectively. The portions of depreciation expense that relate to the production of the Company’s products have been recorded in cost of revenue. Depreciation recorded in cost of revenue for the years ended March 31, 2008, 2009 and 2010 was $240,242, $588,197, and $670,158, respectively. Depreciation recorded in cost of revenue for the nine months ended December 31, 2009 and 2010 was $456,713 and $555,427, respectively.

3.	Inventory

Inventory consisted of the following:

	As of March 31,	As of March 31,	As of December 31,
	2009	2010	2010
			(Unaudited)

Finished goods, seed	$7,099,147	$7,421,939	$5,611,409
Reserve for slow moving seed	(423,547)	(1,276,422)	(1,271,517)
Finished goods, seedlings	64,595	164,037	—
Work in process, seed	1,072,712	1,191,395	1,110,380
Work in process, seedlings/cuttings	3,153,377	4,557,710	12,441,780
Mother plants	218,925	95,702	61,411
Raw materials	—	47,536	62,533

Total inventories	$11,185,209	$12,201,897	$18,015,996

The Company performs a review of the valuation of its inventories on a quarterly basis. As a result of the reviews during the periods ended March 31, 2008, 2009 and 2010, the Company determined that due to the development of various advanced products, a seed reserve provision of $771,723, $0, and $850,000, respectively, should be recorded. For the nine months ended December 31, 2009 and 2010 a seed provision of $2,874 and $0, respectively, was recorded. These charges are reflected in cost of revenue in the Company’s consolidated statement of operations.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Leasing Arrangements

The Company entered into a renewed lease with a member company for greenhouse and office space and a field testing site during the year ended March 31, 2009. The Company leased from a member company office space at a rate of $64,524 per month, greenhouse space at a rate of $18,329 per month, and field testing sites and field testing and seed orchards at a rate of $48,299 per year. The Company entered into a new lease with a member company for seed orchard sites during the year ended March 31, 2009.

Lease expense totaled $1,219,041, $1,266,744, and $2,120,567 for the years ended March 31, 2008, 2009, and 2010, respectively. Lease expense was $1,512,764 and $1,529,956 for the nine months ended December 31, 2009 and 2010, respectively. Of these amounts, $1,015,860, $1,089,187, and $1,016,109 for the years ended March 31, 2008, 2009, and 2010, respectively, and $707,249 and $733,459 for the nine months ended December 31, 2009 and 2010, respectively, were paid to related parties.

As of March 31, 2010, the future minimum lease commitments under non-cancelable lease agreements were as follows:

	Operating	Capital

2011	$749,657	$63,131
2012	192,594	63,131
2013	82,779	57,454
2014	63,245	43,009
2015	63,245	9,472
Thereafter	99,558	—

	$1,251,078	$236,197

In November 2010, the Company signed a build-to-suit and lease agreement for a new manufacturing, research and development laboratory and headquarters facility. The agreement includes an option for the Company to purchase the facility beginning on the date of rent commencement, which is the earlier of commencement of business activities on the premises or 30 days after substantial completion of the facility. Under this 20-year lease, the Company is obligated to pay annual rent of the greater of $1.0 million or 10% of the landlord’s investment in the property; provided that the landlord’s investment will not exceed $14.3 million. The landlord purchased the land on which the new facility is being built from MeadWestvaco, and a portion of the landlord’s financing for this purchase and the related building development costs comes from a mortgage granted by an affiliate of MeadWestvaco. In addition, each of MeadWestvaco, International Paper and Rubicon are guarantors of a portion of the Company’s obligations under the lease.

5.	Intangible Assets

Intangible assets consisted of the following:

		Amortization	As of	As of	As of
	Basis of	Period	March 31,	March 31,	December 31,
	Amortization	(in Years)	2009	2010	2010
					(Unaudited)

Licenses and patents	Straight-line	10-17	$5,235,655	$5,545,087	$5,901,168
Less: Accumulated amortization			(3,209,353)	(3,622,207)	(3,767,623)

			2,026,302	1,922,880	2,133,545
Patent and license application costs			2,014,751	2,014,742	1,990,296

			$4,041,053	$3,937,622	$4,123,841

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense is as follows for the subsequent years ending March 31:

2011	$162,323
2012	162,323
2013	162,323
2014	162,323
2015	162,323
Thereafter	1,111,265

$1,922,880

Amortization expense for the years ending March 31, 2008, 2009, 2010 was $441,022, $463,831, and $412,854, respectively. Amortization expense for the nine months ended December 31, 2009 and 2010 was $347,263 and $133,710, respectively.

6.	Long-term Debt and Borrowings

The Company’s borrowings consisted of the following:

	As of March 31,	As of March 31,	As of December 31,
	2009	2010	2010
			(Unaudited)

Revolving line of credit, due 2011	$8,000,000	$10,376,824	$13,626,824
Multi-option credit facility, with foreign lender	—	4,251,156	4,612,200
Capitalized leases and other obligations	167,841	200,694	224,798

Total borrowings	8,167,841	14,828,674	18,463,822
Less current maturities	(8,000,000)	(3,153,472)	(14,107,476)

Long-term debt	$167,841	$11,675,202	$4,356,346

The following represents the schedule of maturities in the years ending March 31:

2011	$3,153,472
2012	8,033,828
2013	3,593,473
2014	39,967
2015	7,528
Thereafter	406

$14,828,674

The Company has a revolving line of credit (“LOC”) with the National Bank of South Carolina bearing interest at the prime rate, subject to a minimum annual rate of 5%. The LOC has a maturity date of May 31, 2011. The line is collateralized by all U.S. assets of the Company including property, plant, and equipment, inventory and accounts receivable (carrying value $20,757,797). The line of credit requires the Company to maintain an annual net worth of at least $20,000,000 and a tangible net worth of at least $16,000,000. Also, for the year ended March 31, 2010, the Company’s member owners were required to make cash equity contributions of up to $8,900,000 to support research and development expenditures up to $11,900,000 for the twelve months ended March 31, 2010. Required capital contributions are reduced to the extent research and development expenditures are below the $11,900,000 limit. Total research and development for the relevant twelve months amounted to $11,205,627. The maximum that can be borrowed under the line is $18,500,000.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The LOC had an interest rate of 4.25%, 5% and 5% at March 31, 2009 and 2010 and December 31, 2010, respectively.

The Company was not in compliance with its annual net worth and tangible net worth covenants under this LOC as of December 31, 2010. As of December 31, 2010, the Company’s annual net worth and tangible net worth were $18,900,530 and $14,776,689, respectively. The Company has obtained a waiver from the bank for lack of compliance with these covenants as of February 4, 2011, which waives any remedies available to the bank as of December 31, 2010 and for the five month period commencing on January 1, 2011 and ending on the expiration of this line of credit on May 31, 2011.

The Company, through its wholly owned subsidiary ArborGen New Zealand Unlimited, has entered into an agreement with Westpac New Zealand Limited for a multi-option credit facility (“MOCF”) for an amount up to NZ$6,000,000. As of March 31, 2010, the MOCF is fully drawn and the balance is NZ$6,000,000 (US$4,251,156 as of March 31, 2010). This facility is collateralized by mortgages over ArborGen New Zealand Unlimited’s land and buildings with an aggregate book value of $8,201,947 as of March 31, 2010. ArborGen Australia Pty. Ltd. assets with an aggregate book value of $1,063,777 are also collateral for mortgages to Westpac New Zealand Ltd. ArborGen Australia Pty. Ltd. is a guarantor to the ArborGen New Zealand Unlimited line of credit.

Under the MOCF, ArborGen New Zealand Unlimited is required to make an annual loan payment of NZ$500,000 (US$345,450).

ArborGen New Zealand Unlimited has met all of the financial covenants required by Westpac NZ Ltd. as of March 31, 2010 and December 31, 2010, including: EBIT/Interest coverage of more than 1.75 times, equity ratio of not less than 60% of adjusted tangible assets, and loan value ratio not to exceed 50% of secured property.

Deferred Financing Costs

As of March 31, 2010 and December 31, 2010, deferred financing costs totaling $162,363 and $34,648, respectively, are included in other assets on the consolidated balance sheet. These costs are amortized as interest expense using the straight-line method. Amortization expense for deferred financing costs was $14,760 and $159,499 for the year ended March 31, 2010 and nine months ended December 31, 2010, respectively, and includes the amortization of costs related to the March 4, 2010 renewal of the line of credit. Deferred public offering costs of $2,887,753 are included in other assets as of December 31, 2010.

7.	Members’/Stockholders’ Equity and Agreements and Preferred Interest

The member companies have the following allocable shares in the Company:

MWV	33.33%
IP	33.33%
Rubicon	33.33%

The Company’s profits and losses are allocated to member accounts based on respective ownership interest with a stop loss provision for deficit accounts.

On October 31, 2007, the member companies contributed to the Company cash, property, plant and equipment and other assets from their nursery and orchard businesses. The recording of these contributions at the predecessor companies’ net book value resulted in the member companies no longer showing equal members’ equity accounts on the financial statements, even though their legal ownership is equal as outlined above.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In conjunction with the contribution of the nursery and orchard businesses from the Company’s members on October 31, 2007, the Board of Directors designated $13,300,000 of IP’s capital as a Preferred Interest, having the terms, rights, and privileges set forth in the Amended and Restated LLC Agreement. The Preferred Interest instrument amount of $13,300,000 was determined as the excess of the fair value, as determined by the member companies, of the assets contributed by IP over the fair value of the assets contributed by the other member companies, MWV and Rubicon.

In the event of any liquidation event, IP shall be paid prior and in preference to the holders of Common Interests. IP can, by written request, redeem its Preferred Interest by payment in cash, in full or in part, provided that redemption does not take place before November 1, 2009. If the Company calls for capital contributions and the Preferred Interest held by a member at that time is greater than zero, that member can reduce the amount of the Preferred Interest in lieu of cash payment. IP exercised this clause for the capital contribution requests for the years ended March 31, 2008, 2009, and 2010. The cash contribution requests resulted in reductions of the Preferred Interest of $2,431,770, $4,333,334, and $4,382,950 for the years ended March 31, 2008, 2009, and 2010, respectively. The balance of the Preferred Interest was $2,151,947 as of March 31, 2010.

IP exercised its redemption of preferred interest in lieu of cash for the April 2010 capital contribution of $1,100,000, and for $1,051,947 of the capital contribution for May 2010. As of May 2010, the preferred interest balance was reduced to zero. IP made a cash contribution on May 17, 2010 of $198,703.

From April 1, 2010 through May 31, 2010, the Company received cash contributions from member companies totaling $4,900,003. A reduction of preferred interest in lieu of cash of $2,151,947 as of May 31, 2010 was made for IP, reducing the preferred interest to zero. Upon conversion of the limited liability company into a corporation on June 1, 2010, the members received a total of 30,000,000 common shares for their member interests (10,000,000 shares per member), at $0.001 per share. Between June 1 and December 31, 2010 the members had contributed an additional $7,948,050 in exchange for 529,866 shares of common stock at $0.001 per share.

MWV and Rubicon each made cash contributions of $4,382,950 during the year ended March 31, 2010. A reduction of preferred interest in lieu of cash of $4,382,950 for the year ended March 31, 2010 was made for IP.

MWV and Rubicon each made cash contributions of $4,333,334 during the year ended March 31, 2009. A reduction of preferred interest in lieu of cash of $4,333,334 for the year ended March 31, 2009 was made for IP.

MWV and Rubicon each made cash contributions of $4,863,540 during the year ending March 31, 2008. IP made cash contributions of $2,431,770 and a reduction of preferred interest in lieu of cash of $2,431,770 for the year ending March 31, 2008.

8.	Transactions With Related Parties

During the years ended March 31, 2008, 2009, 2010 and the nine months ended December 31, 2009 and 2010, the Company had various transactions with its member companies that had a material impact on its consolidated financial results. These transactions include sales to member companies, rental expense paid to member companies, and licensing agreements with member companies that require payment of royalties on

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

future revenues utilizing certain technologies. The impacts on the consolidated financial results for related party transactions are as follows:

	As of	As of	As of
	March 31, 2009	March 31, 2010	December 31, 2010
			(Unaudited)

Accounts receivable — member companies	$254,347	$272,683	$52,956
Accounts payable — member companies	133,787	332,139	389,290

				Nine Months Ended
	Years Ended March 31,			December 31,
	2008	2009	2010	2009	2010
				(Unaudited)

Revenue — member companies	$460,912	$743,314	$905,162	$358,290	$179,647
Cost of revenue — member companies	317,890	109,675	5,150	5,000	18,860
Research and development — member companies	553,335	538,257	511,482	458,555	10,375
Selling, general and administrative — member companies	1,592,203	1,450,813	1,198,705	1,048,000	1,285,480

9.	Long-Term Incentive Plans

As of March 31, 2010 the Company had two Long-Term Incentive plans in place: the 2002 Value Added Plan, which became effective January 1, 2002, and the 2003 Value Added Plan, which became effective July 1, 2003. The two plans (“NVA Plans”) provide employees the opportunity to share in the growth of the equity value of the Company over time. Employees who participate in the NVA Plans will, upon a Sale Event, and subject to the terms and conditions of the Plan, share in the increase in the value of the Company once the investment contributions made by the members to the business (including a financial return on that investment) have been satisfied.

A Sale Event is defined in both plans as (i) the Company and/or any one or more of the holders of the equity interests of the Company sell, in the aggregate, more than 10% of the aggregate amount of the equity interest in the Company outstanding immediately after such sale to Disinterested Persons in an underwritten public offering of its equity securities registered under the Securities Act of 1933, as amended, (ii) the acquisition by any Disinterested Person(s) of more than 51% of the outstanding voting interests of the Company held by the members of the Company, or (iii) the sale of all or substantially all of the assets of the Company.

The Company shall redeem a Participant’s Vested NVA Units within sixty days, unless an underwriter specifies a longer term (up to twelve months), following an underwritten public offering. The amount of the redemption payment per NVA Unit shall be equal to the difference between the Final Value of each unit defined by the value of the Sale Event and the Adjusted Initial Value with respect to that NVA Unit.

The Adjusted Initial Value formula differs between the 2002 and 2003 Plans, with the former requiring a 15% return on the capital contributions made after the date the units are granted (“Grant Date”) to the employee, whereas the 2003 Plan also takes into account a 15% return on the capital contributed by the members prior to the Grant Date.

Under the NVA Plans, a total of 10,000,000 units exist, of which 85% of the units are to be distributed to the member companies and 15% are available for award to employees at the discretion of the Company’s Board of Directors. Initial units awarded vest two years after their award, while subsequent units vest one year following the award.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At March 31, 2010, a total of 685,500 units had been awarded and are fully vested. These units consist of 658,750 under the 2002 Plan and 26,750 under the 2003 Plan.

Effective June 1, 2010, the Company replaced the awards issued under the 2002 Value Added Plan and the 2003 Value Added Plan with Appreciation Right Agreements (the “AR Agreements”). The AR Agreements provide employees with appreciation rights (“ARs”) that allow the employee the opportunity to share in the growth of the equity value of the Company over time. Employees who have ARs will, upon a Sale Event or an IPO, as defined, and subject to the terms and conditions of the AR Agreements, share in the increase in the value of the Company once the equity investments in the Company (including a specified financial return on that investment) have been satisfied.

A Sale Event is defined in the AR Agreements as the consummation of (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) the acquisition of more than 51% of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a person or group of persons, or (iii) any other acquisition or merger of the business of the Company, as determined by the Board of Directors of the Company; provided, however, that any capital raising event, or a merger effected solely to change the Company’s domicile shall not constitute a Sale Event. An IPO is defined in the AR Agreements as the consummation of the first firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the Company of its equity securities and relating to at least 10% of the Company’s equity securities, as a result of or following which the Common Stock shall be publicly held.

The ARs are granted unvested and only become vested upon the first to occur of an IPO or Sale Event as long as the recipient has remained employed by the Company through that date. The ARs are required to be settled (in cash or stock at the Company’s election) on or within 60 days following the vesting date. The amount of the settlement payment per AR shall be equal to the difference between the Final Value of each AR defined by the value of the Sale Event or IPO and the Adjusted Initial Value with respect to that AR.

At December 31, 2010, a total of 532,250 ARs had been awarded and are unvested. The Adjusted Initial Value is $47.84 for 212,500 of the ARs and $45.97 for 319,750 of the ARs.

Under the provisions of ASC 718, the awards issued under the NVA Plans and the AR Agreements are considered stock-appreciation rights, which, when triggered, would require the Company to record compensation expense for the fair market value of the units. As the units would not be paid until there is a Sale Event or IPO (as defined above), this is deemed the triggering event. No such event has occurred as of December 31, 2010; as such, no related compensation expense has been recorded.

10.	Restructuring Expense

During the year ended March 31, 2008, the Company received the seed orchards and the nursery businesses as contributions from its member companies including physical operations, certain land holdings, research and development, and intellectual property including pine and hardwood germplasm. As a result of the contributions, the Company recorded restructuring costs of $182,983 for employee separation costs.

During the year ended March 31, 2009, as a result of market conditions and a strategic business assessment, the Company recorded restructuring costs of $492,392, primarily the result of employee related separation costs at a South Carolina and a New Zealand facility.

During the year ended March 31, 2010, the Company continued its review of the seed orchards and nursery businesses acquired as a part of the October 31, 2007 contributions from its member companies. As a result of this business assessment for the year ended March 31, 2010, the Company recorded restructuring costs of $100,902, primarily due to the temporary suspension of operations at the Livingston, Texas facility and resultant employee separation costs.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Workforce
Reduction

Accrual balance April 1, 2007	$—
Restructuring charges	182,983
Cash payments	—

Accrual balance March 31, 2008	182,983
Restructuring charges	492,392
Cash payments	(333,375)

Accrual balance March 31, 2009	342,000
Restructuring charges	100,902
Cash payments	(340,685)

Accrual balance March 31, 2010	102,217
Cash payments (unaudited)	(102,217)

Accrual balance December 31, 2010 (unaudited)	$—

11.	Commitments and Contingencies

Included in prepaid expenses as of March 31, 2010 is $302,093 of engineering costs related to a planned new global headquarters facility in Summerville, South Carolina. As of December 2010, the Company has been reimbursed for this amount from the building contractor.

The Company is involved in certain claims arising in the normal course of business. Management believes that the eventual outcome of these claims will not have a material effect on the Company’s operations, financial position or cash flows.

12.	Fair Value Measurements

The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at March 31, 2010, 2009 and December 31, 2010:

	Items Measured at Fair Value on a Recurring Basis
	Quoted Price in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Balance
	(Level 1)	(Level 2)	(Level 3)

Assets, December 31, 2010 (unaudited)
Cash	$2,133,421	$—	$—	$2,133,421

Liabilities, December 31, 2010 (unaudited)
Interest rate swap agreement	$—	$62,324	$—	$62,324

Assets, March 31, 2010
Cash	$3,742,048	$—	$—	$3,742,048

Assets, March 31, 2009
Cash	$1,624,330	$—	$—	$1,624,330

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and all highly liquid investments with a maturity of 90 days or less at date of purchase are classified as cash and cash equivalents.

The Company periodically enters into interest-rate swap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowing. Fair value measurements for the Company’s derivatives are classified under Level 2 because such measurements are determined using published market prices or estimated based on observable inputs such as interest rates. Interest-rate swap agreements are recorded in accrued expenses on the Company’s balance sheet.

In accordance with the provisions of the ASC 360, Impairment or Disposal of Long-Lived Assets, intangible assets with a carrying amount of $202,430, $643,389 and $213,124 were written down to their fair value of $0 as of March 31, 2008, 2009 and 2010, respectively. For the nine months ended December 31, 2009 and 2010 intangible assets with a carrying amount of $199,960 and $154,019, respectively, were written down to their fair value of $0. These non-recurring fair value measurements were made utilizing significant unobservable (level 3) inputs under ASC 820. This valuation was based on the Company’s strategic decision to no longer actively pursue these patents-in-progress; therefore, management implied a fair value of $0.

13.	Segment Information

ASC 280, Disclosures About Segments of an Enterprise and Related Information, or ASC 280, establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-maker is the President and Chief Executive Officer, who reviews financial information on a consolidated basis and aggregates the enterprise into one operating segment for purposes of allocating resources and evaluating financial performance. Accordingly, the Company reports as a single operating segment.

For geographic reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets consist primarily of property, plant, and equipment attributed to the geographic location in which they are located. Net revenues and long-lived assets by geographic region are as follows:

				For the Nine Months
	For the Years Ended March 31,			Ended December 31,
Revenues:	2008	2009	2010	2009	2010
				(Unaudited)

United States	$17,891,149	$17,745,598	$16,435,626	$4,377,824	$5,338,377
New Zealand and Australia	290,686	5,934,081	5,140,033	5,204,969	5,744,852
Brazil	—	—	—	—	—

	As of March 31,			As of December 31,
Property, Plant and Equipment, Net:	2008	2009	2010	2010
				(Unaudited)

United States	$8,713,532	$8,591,935	$8,634,564	$9,110,050
New Zealand and Australia	9,892,986	7,453,669	9,265,724	9,985,094
Brazil	36,183	30,119	39,128	40,068

14.	Unaudited income taxes

Historically, the Company has operated as a limited liability company for U.S. tax purposes. As such, any U.S. and state income tax liability or benefit has passed through to its members. Accordingly, the Company

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has not historically recorded any domestic income tax expense or benefit in its consolidated statements of operations or income tax assets or liabilities on its consolidated balance sheets.

The Company converted to a corporation on June 1, 2010 and will be liable for U.S. and state income tax prospectively. Thus, the Company has provided for income taxes on its domestic operations subsequent to the conversion. The Company generated net losses for the period June 1 through December 31, 2010. Due to the recording of a full valuation allowance, no domestic income tax expense or benefit has been recorded in the current year.

The Company has historically been subject to corporate tax in foreign jurisdictions, but has never been profitable. Due to the recording of a full valuation allowance, no foreign income tax expense or benefit has ever been recorded historically or in the current year.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities calculated for financial reporting purposes and the amounts calculated for the Company’s income tax returns prepared in accordance with tax regulations and the net tax effects of operating loss and tax credit carry-forwards. The items that give rise to the Company’s deferred tax assets are as follows:

As of
December 31, 2010
(Unaudited)

Deferred tax liabilities:
Property, plant and equipment	$(2,059,105)
Fumigation costs	(48,804)

Total deferred tax liabilities	(2,107,909)
Deferred tax assets:
Amortization of intangibles	2,585,277
Accrued vacation	208,424
Accrued bonuses	526,235
Deferred revenue	644,437
Allowance for doubtful accounts	242,967
Inventory reserve	450,275
Replacement seedling accrual	8,853
Net operating loss carry-forward	4,921,201

Total deferred tax assets	9,587,669

Net deferred tax assets before valuation allowance	7,479,760
Valuation allowance for deferred tax assets	(7,479,760)

Net deferred taxes	$—

The ultimate realization of deferred tax assets depends on the generation of sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions during the future periods in which the related temporary differences become deductible. The Company determined the valuation allowance on its deferred tax assets in accordance with the provisions of ASC 740, which require weight of both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets would be realized. The Company evaluated all significant available positive and negative evidence, including the existence of cumulative net losses, benefits that could be realized from available tax strategies and forecasts of future taxable income, in determining the need for a valuation allowance on its deferred tax assets. After applying the evaluation guidance of ASC 740, the Company determined that is was necessary to record a

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation allowance against all of its net deferred tax assets as the Company does not believe it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2010, the net operating loss carry-forward available to the company subsequent to converting to a corporation is approximately $8,136,000 in the US, and $6,496,000 in the foreign jurisdictions. The U.S. carry-forward will begin to expire in 2031 and the foreign carry-forwards do not expire. A full valuation allowance has been recorded against net deferred tax assets as of December 31, 2010; accordingly, there is no income tax benefit for the period ended December 31, 2010.

On a pro forma basis, no income tax benefit is recorded for any period in any jurisdiction due to the recording of valuation allowances on net deferred tax assets. Accordingly, there is no difference between pro forma net loss and pro forma net loss per share and the net loss and net loss per share as presented on the consolidated statement of operations.

15.	Subsequent Events (Unaudited)

The Company evaluated transactions occurring after March 31, 2010 in accordance with ASC 855, Subsequent Events, through July 22, 2010, which was the original date of the issuance of the financial statements. The Company has also evaluated transactions through September 30, 2010, the date of reissuance of these financial statements and through February 24, 2011, the date the unaudited interim financial statements were issued, and noted no items requiring adjustment of the financial statements. In January 2011, the Company issued promissory notes to its three stockholders in the aggregate amount of $1,200,000. Pursuant to the terms of the $400,000 note to each stockholder, interest accrues at a rate of LIBOR plus 3%, and each note matures on the earlier of July 15, 2011 or seven business days following either the closing of this offering or the Company’s receipt of proceeds from other sales of capital stock sufficient to repay the note.

ArborGen, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial statement schedule

Schedule II

ArborGen, LLC
Valuation and qualifying accounts

	Balance at	Charges
	Beginning	(Credited)		Balance at
Allowance for Doubtful Accounts	of Year	to Expenses	Deductions	End of Year

Year ended March 31, 2008	—	200,000	—	200,000
Year ended March 31, 2009	200,000	—	—	200,000
Year ended March 31, 2010	200,000	—	(75,000)	125,000
Nine months ended December 31, 2010 (unaudited)	125,000	326,053	(15,000)	436,053

	Balance at	Charges
	Beginning	(Credited)		Balance at
Reserve for Slow Moving Seed	of Year	to Expenses	Deductions	End of Year

Year ended March 31, 2008	—	771,723	—	771,723
Year ended March 31, 2009	771,723	—	(348,176)	423,547
Year ended March 31, 2010	423,547	852,875	—	1,276,422
Nine months ended December 31, 2010 (unaudited)	1,276,422	—	(4,905)	1,271,517

	Balance at	Charges
	Beginning	(Credited)		Balance at
Seedling Customer Allowance	of Year	to Expenses	Deductions	End of Year

Year ended March 31, 2008	—	572,000	—	572,000
Year ended March 31, 2009	572,000	—	(394,472)	177,528
Year ended March 31, 2010	177,528	—	(152,528)	25,000
Nine months ended December 31, 2010 (unaudited)	25,000	—	—	25,000

	Balance at	Charges
	Beginning	(Credited)			Balance at
Deferred Tax Asset Valuation Allowance	of Year	to Expenses		Deductions	End of Year

Nine months ended December 31, 2010 (unaudited)	—	7,479,760	(1)	—	7,479,760

(1)	Balance includes $5,078,837 recorded against net deferred tax assets existing at June 1, 2010, the date of conversion from a Limited Liability Company to a taxable Corporation.

ArborGen®

ArborGen New Zealand Nursery - Commercial bare root production of Radiata Pine seedlings

Scientists at ArborGen's laboratory in South Carolina

Commercial production of Eucalyptus seedlings at an ArborGen Greenhouse in South Carolina

Growth chamber showing commercial scale production of Radiata Pine varietal seedlings

An ArborGen scientist observing tissue growth of a leading Loblolly Pine variety

Aerial view of a Freeze Tolerant Eucalyptus biotech field trial. Biotech trees with the freeze tolerant gene (green blocks) are compared to non-biotech trees which have been killed by exposure to freezing temperatures. (ArborGen does not currently sell this product. We have submitted our petition for deregulation and this petition is subject to extensive regulatory review)

Four-year old, 40-foot-tall Freeze Tolerant Eucalyptus trees. (ArborGen does not currently sell this product. We have submitted our petition for deregulation and this petition is subject to extensive regulatory review)

           Shares

ArborGen Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Citi

Piper Jaffray	RBC Capital Markets

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is an addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Total

SEC registration fee		$5,348
FINRA filing fee		$8,000
Nasdaq Global Market initial listing fee	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated by-laws, which will be effective upon the completion of this offering, provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters, severally and not jointly, of the Registrant, its directors and its officers who sign this Registration Statement with respect to losses arising from misstatements or omissions in the Registration Statement or prospectus with reference to information relating to such underwriters furnished to the Registrant in writing by such underwriters expressly for use herein.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

On June 1, 2010, ArborGen, LLC, a Delaware limited liability company, converted into ArborGen Inc., a Delaware corporation, and all of the outstanding membership interests of ArborGen, LLC converted into 30,000,000 shares of common stock of ArborGen Inc.

On June 15, 2010, we issued and sold an aggregate of 133,329 shares of common stock to our three stockholders for an aggregate purchase price of $1,999,950. These shares were sold pursuant to our Stockholders Agreement and in reliance upon the exemption from the registration requirements of the Securities Act available under Section 4(2) of the Securities Act.

On July 15, 2010, we issued and sold an aggregate of 166,659 shares of common stock to our three stockholders for an aggregate purchase price of $2,499,900. These shares were sold pursuant to our Stockholders Agreement and in reliance upon the exemption from the registration requirements of the Securities Act available under Section 4(2) of the Securities Act.

On August 15, 2010, we issued and sold an aggregate of 93,318 shares of common stock to our three stockholders for an aggregate purchase price of $1,399,800. These shares were sold pursuant to our Stockholders Agreement and in reliance upon the exemption from the registration requirements of the Securities Act available under Section 4(2) of the Securities Act.

On September 15, 2010, we issued and sold an aggregate of 136,560 shares of common stock to our three stockholders for an aggregate purchase price of $2,048,400. These shares were sold pursuant to our Stockholders Agreement and in reliance upon the exemption from the registration requirements of the Securities Act available under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedule.

The financial statement schedule can be found in the consolidated financial statements section of this registration statement under the heading “Schedule II — Valuation and Qualifying Accounts” and is incorporated herein by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 6 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Summerville, the State of South Carolina, on the 20th day of April, 2011.

ARBORGEN INC.

By:	/s/ Barbara H. Wells, Ph.D.
Barbara H. Wells, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 20th day of April, 2011.

Signature		Title

/s/ Barbara H. Wells, Ph.D. Barbara H. Wells, Ph.D.		President and Chief Executive Officer (Principal Executive Officer)

/s/ Geoffrey P. Clear Geoffrey P. Clear		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Bruce G. Burton, Ph.D.		Director

* M. Eugene Hundley		Director

* David A. Liebetreu		Director

* S. Luke Moriarty		Director

* Kenneth R. Munson, Ph.D.		Director

* Mark T. Watkins, Sr.		Director

*By	/s/ Geoffrey P. Clear Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant
3	.2**	Amended and Restated By-laws of the Registrant
4	.1**	Specimen Common Stock Certificate
4	.2*	Stockholders Agreement by and among the Registrant, Rubicon Industries USA, LLC, International Paper Company and MeadWestvaco Corporation dated as of June 1, 2010
5	.1*	Opinion of Goodwin Procter LLP
10	.1*	Lease Agreement by and between MeadWestvaco Forestry, LLC and ArborGen, LLC dated as of May 3, 2005, as amended
10	.2**	Build to Suit and Lease Agreement by and between Forestry Research Holdings, LLC and the Registrant dated as of November 24, 2010
10	.3**	2010 Amended and Restated Revolving and Non-Revolving Credit Loan Agreement by and between The National Bank of South Carolina and ArborGen, LLC dated as of March 4, 2010
10	.4**	Multi Option Credit Facility by and between Westpac New Zealand Limited and ArborGen New Zealand Unlimited dated as of October 28, 2009
10	.5**	Registrant’s 2010 Stock Option and Incentive Plan and forms of agreements thereunder
10	.6**	Form of Appreciation Right Agreement
10	.7**	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers
10	.8**	Registrant’s Senior Executive Incentive Bonus Plan
10	.9*	Executive Employment Agreement between the Registrant and Barbara H. Wells, Ph.D. dated as of January 20, 2011
10	.10*	Executive Employment Agreement between the Registrant and Geoffrey P. Clear dated as of January 31, 2011
10	.11*	Executive Employment Agreement between the Registrant and Wayne A. Barfield dated as of January 20, 2011
10	.12*	Executive Employment Agreement between the Registrant and David M. Nothmann dated as of January 31, 2011
10	.13*	Form of Promissory Note and Agreement executed by the Registrant in favor of each of International Paper Company, MeadWestvaco Corporation and Rubicon Industries USA, LLC dated January 13, 2011
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23	.3**	Consent of Resource Information Systems, Inc.
23	.4**	Consent of Edward T. Shonsey
24	.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
** Previously filed.